11006882

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2011

Commission File Number: 0-16350

WPP PLC

(Translation of registrant's name into English)

6 Ely Place, Dublin 2, Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors that may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, government compliance costs or litigation, natural disasters or acts of terrorism, the Company's exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets). In light of these and other uncertainties, the forward-looking statements included in the oral or written public statements should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved.

EXHIBIT INDEX

Exhibit No.	Description
1	Annual Report and Accounts 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf of the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)

Date: May 2, 2011

By: [signature]
Paul W.G. Richardson
Group Finance Director

WPP Annual Report & Accounts 2010



Contents

The fast read

Who we are

Why we exist

How we're doing

What we think

Who runs WPP

How we behave

D&G | Davis & Gilbert LLP
ATTORNEYS AT LAW

1740 Broadway
New York, NY 10019
T: 212.468.4800
F: 212.468.4888
www.dglaw.com

May 2, 2011

VIA FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: WPP Group plc Report of Foreign Issuer on Form 6-K

Gentlemen:

On behalf of WPP Group plc ("WPP"), we are submitting under Rule 13a-16 of the Securities Exchange Act of 1934:

1. One manually signed copy of a Report of Foreign Issuer on Form 6-K.

2. Seven additional conformed copies of the Report of Foreign Issuer on Form 6-K.

The document being furnished pursuant to this Form 6-K is WPP's Annual Report and Accounts 2006, which document has been distributed to WPP's security holders. We are filing this Form 6-K in paper as permitted by Rule 101(b)(1) of Regulation S-T and General Instruction C(2) to Form 6-K.

Please direct any questions or comments to the undersigned.

Please acknowledge receipt of the enclosed documents by date stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed, stamped envelope.

Very truly yours,

David U. Lee

Enclosures

How we're rewarded

About share ownership

Our 2010 financial statements

Where to find us



This Annual Report, together with trading statements, news releases, presentations and previous Annual Reports, is available online at **www.wpp.com**

You can sign up to receive WPP's public monthly online news bulletin by e-mail at **www.wpp.com/ewire**

For information in a mobile format please visit **m.wpp.com**



The fast read

For a quick, pre-digested, highly-compressed version of this Annual Report: read the next six pages.

The full story starts on page 8. Please read that, too.



Who we are

WPP is the world leader in communications services. It comprises leading companies in all these disciplines:

- Advertising
- Media Investment Management
- Consumer Insight
- Public Relations & Public Affairs
- Branding & Identity
- Healthcare Communications
- Direct, Digital, Promotion & Relationship Marketing
- Specialist Communications

There are more than 150 companies within the Group – and each is a distinctive brand in its own right. Each has its own identity, commands its own loyalty, and is committed to its own, specialist expertise. That is their individual strength. Clients seek their talent and their experience on a brand-by-brand basis. Between them, our companies work with 336 of the Fortune Global 500, 29 of the Dow Jones 30, 61 of the NASDAQ 100 and 35 of the Fortune e-50.

It is also of increasing value to clients that WPP companies can work together, as increasingly they do: providing a tailor-made range of integrated communications services. More than 700 clients are now served in three distinct disciplines. More than 460 clients are served in four disciplines, and these clients account for over 57% of Group revenues. Group companies now work with over 340 clients across six or more countries.

Collectively, over 146,000* people work for WPP companies; out of almost 2,400 offices in 107 countries.

* Including associates.

Our companies and their websites are listed on pages 10 and 11.

Why we exist

Our mission

To develop and manage talent;
to apply that talent,
throughout the world,
for the benefit of clients;
to do so in partnership;
to do so with profit.

Within the WPP Group, our clients have access to companies with all the necessary marketing and communications skills; companies with strong and distinctive cultures of their own; famous names, many of them.

WPP, the parent company, complements these companies in three distinct ways.

- First, it relieves them of much administrative work. Financial matters (such as planning, budgeting, reporting, control, treasury, tax, mergers, acquisitions, investor relations, legal affairs and internal audit) are co-ordinated centrally. For the operating companies, every administrative hour saved is an extra hour to be devoted to the pursuit of professional excellence.
- Second, the parent company encourages and enables operating companies of different disciplines to work together for the benefit of clients. Such collaborations have the additional benefit of enhancing the job satisfaction of our people. The parent company also plays an across-the-Group role in the following functions: the management of talent, including recruitment and training; in property management; in procurement and information technology; in knowledge sharing and practice development.
- And, finally, WPP itself can function as the 21st-century equivalent of the full-service agency. For some clients, predominantly those with a vast geographical spread and a need for marketing services ranging from advertising through design and website construction to research and internal communications, WPP can act as a portal to provide a single point of contact and accountability.

Read more about our role on page 12.

What we think

The US and traditional media bite back
by Sir Martin Sorrell

The recovery in 2010 was both remarkable and unexpected. Not only was its speed greater than anticipated, it also had unpredicted beneficiaries, notably the US and the traditional media of network television and print.

2011 should grow at a similar rate and 2012 promises a maxi-quadrennial boost in the shape of the Summer Olympics in London, the European Football Championships and the US presidential elections. Only 2013 is expected to be tougher: whoever occupies the White House will need to finally tackle the US deficit, unless there is a bond market strike before then.

The world economy will see three-speed growth. Slow in Western Europe, faster than expected in the US and much faster in India, China, Russia and Brazil, along with the expanding Next 11.

While it would be wrong to write off traditional media, the addressable and measurable new media will continue to grow in significance, as will the traditional below-the-line disciplines of marketing services.

WPP was founded to capitalise on these trends and remains in an excellent position to do so in future. Advertising and marketing services will continue to be driven by, amongst other things, globalisation, concentrating distribution, overcapacity, corporate responsibility, the need for internal communications and the growing requirements of government as client.

Sir Martin Sorrell's article begins on page 78.

On the Incalculable Benefit of Not Going Backwards
by Jeremy Bullmore

Every year, marketing companies set marketing objectives that are almost always set in terms of growth: every brand in every market aims for more sales or more share or both. Simple arithmetic suggests that some will be disappointed. In fact, one of marketing's most responsible functions is to maintain a brand's value. The trouble is, as dynamic objectives go, it doesn't sound very manly.

Jeremy Bullmore's essay can be read in full on pages 104 and 105.

How we're doing

Financial summary

	2010	2009	Change %
Billings[1]	£42,684m	£37,919m	+12.6
Revenue	£9,331m	£8,684m	+7.4
Headline EBITDA[2]	£1,439m	£1,243m	+15.8
Headline operating profit[2]	£1,173m	£959m	+22.3
Reported operating profit	£973m	£762m	+27.7
Headline PBIT[2]	£1,229m	£1,017m	+20.8
Headline PBIT margin[2]	13.2%	11.7%	+1.5
Headline PBT[2]	£1,034m	£812m	+27.3
Reported PBT	£851m	£663m	+28.4
Headline diluted earnings per share[2,4]	56.7p	44.4p	+27.7
Headline diluted earnings per ADR[2,3,4]	$4.38	$3.48	+25.9
Ordinary dividend per share	17.79p	15.47p	+15.0
Ordinary dividend per ADR[3]	$1.38	$1.21	+14.0
Net debt at year-end	£1,888m	£2,640m	-28.5
Average net debt[5]	£3,056m	£3,448m	-11.4
Ordinary share price at year-end	789.5p	609.5p	+29.5
ADR price at year-end	$61.97	$48.65	+27.4
Market capitalisation at year-end	£9,982m	£7,658m	+30.3

At 14 April 2011	
Ordinary share price	723.0p
ADR price	$59.37
Market capitalisation	£9,159m

The financial statements have been prepared under International Financial Reporting Standards (IFRS).

[1] Billings is defined on page 186.

[2] The calculation of 'headline' measurements of performance (including headline EBITDA, headline operating profit, headline PBIT, headline PBT and headline earnings) is shown in note 31 of the financial statements.

[3] One American Depositary Receipt (ADR) represents five ordinary shares. These figures have been translated for convenience purposes only using the income statement exchange rates shown on page 156. This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

[4] Earnings per share is calculated in note 9 of the financial statements.

[5] Average net debt is defined on page 186.

2010 results

2010, our twenty-fifth year, was a year of significant recovery, as clients re-focused on top-line sales growth and expansion, particularly in faster-growth geographic markets, as well as continued cost containment in the slower-growth markets of the US and Western Europe.

Billings were up over 12% to £42.7 billion. Revenues were up over 7% to £9.3 billion. Including 100% of associates, revenue is estimated to total over £11.6 billion. Our revenues exceeded all our competitors for the third consecutive year, by an increasing amount. Headline PBIT was up almost 21% to £1.229 billion against £1.017 billion in 2009. Headline PBIT margin was 13.2% in 2010 against 11.7% last year. In the second half of the year the business returned to pre-Lehman pro-forma levels of revenue and profitability, with higher productivity.

Headline EBITDA increased by almost 16% to £1.439 billion, above £1 billion for the fifth consecutive year. Headline profit before tax was up over 27% to £1.034 billion, above £1 billion for the first time. Reported profit before tax was up over 28% to £851 million. Diluted headline earnings per share were up almost 28% to 56.7p (an all-time high) and diluted reported earnings per share up 30% to 45.9p. Dividends were increased by 15% to 17.79p, a record level.

Revenue growth

Our reported revenue growth for the year of over 7% reflected the comparative weakness of sterling against most currencies, other than the euro. On a constant currency basis, which excludes the impact of currency movements, revenues were up over 5%. On a like-for-like basis, excluding the impact of acquisitions and currency, revenues were up 5.3%.

Throughout 2010 we have seen continued sequential improvement in our like-for-like quarterly revenue growth, with the final two quarters of the year at 7.5% and 8.5% respectively. This followed zero like-for-like growth in the first quarter and 4.7% in quarter two. This significant turnaround was directionally in line with our earlier forecasts (we anticipated like-for-like growth in the second quarter of 2010 as early as the third quarter trading update of 2009), but was considerably more violent than anticipated.

Free cash flow and net debt

Free cash flow strengthened to £902 million in the year. Net debt averaged £3.1 billion in 2010, down £0.3 billion at 2010 exchange rates, and net debt at 31 December 2010 was £1.9 billion, or £0.7 billion lower than 2009, reflecting significant improvement in profitability and improved cash flows, despite a continued client emphasis on improved liquidity, as well as effectiveness and efficiency.

Geographic performance

Revenue growth continued to strengthen in the final quarter, particularly in the UK, which showed its strongest growth of the year, Central and Eastern Europe, the Middle East, Latin America, Africa and Australia, with the US and Asia (excluding Australia and New Zealand) maintaining the strong growth seen in the third quarter. Western Continental Europe remained difficult, with growth in the final quarter of just over 3%.

Markets outside North America now account for 65% of our revenues, up from 61% five years ago. The influence of the faster-growing markets outside North America is increasing rapidly.

Sector performance

Revenue growth was encouraging across all sectors, specifically in the third and fourth quarters. The fourth quarter of the year showed the strongest growth in Advertising and Media Investment Management (11.6%) and Public Relations & Public Affairs (5.6%). Consumer Insight's fourth quarter revenues were up 5.3%, compared with 2.7% in the first half. Branding & Identity, Healthcare and Specialist Communications (including direct, digital and interactive) grew by 7.3% on a constant currency basis, down slightly on the strong growth of 8.1% in the third quarter, but well ahead of the first half growth of 2.1%.

This continuing improvement was driven largely by our uniquely global direct, digital and interactive businesses, which include three out of the seven worldwide 'digital leaders' identified by Forrester Research.

Marketing services comprised 60% of our revenues in 2010, a similar proportion to 2009.

Our key priorities

Our goal remains to be the world's most successful provider of communications services to multinational and local companies, not just the largest. To that end, we have three key strategic priorities:

- Our immediate priority is to continue to emerge from the 2008 financial crisis a stronger company. Our 2010 results are an encouraging sign that we will or even have.
- Medium term, to build upon the successful base we have established whilst integrating our most recent acquisitions effectively.
- Long term, increase the combined geographic share of revenues from the faster-growing markets from around 27% to 35-40%; increase the share of revenues of new media from 29% to 35-40%; and maintain the share of more measurable marketing services – such as Consumer Insight and direct, digital and interactive – at 50% of revenues.

Our letter to share owners starts on page 18.
Our 2010 financial statements are presented in full on pages 149 to 187 and at www.wpp.com/investor.

2010 revenue[1] by geography %

North America	35
UK	12
Western Continental Europe	26
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	27



2010 headline PBIT[1,2] by geography %

North America	39
UK	13
Western Continental Europe	19
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	29



2010 revenue[1] by sector %

Advertising and Media Investment Management	40
Consumer Insight	26
Public Relations & Public Affairs	9
Branding & Identity, Healthcare and Specialist Communications	25



2010 headline PBIT[1,2] by sector %

Advertising and Media Investment Management	46
Consumer Insight	19
Public Relations & Public Affairs	11
Branding & Identity, Healthcare and Specialist Communications	24



[1] Percentages are calculated on a constant currency basis. See definition on page 186.
[2] The calculation of headline PBIT is set out in note 31 of the financial statements.

Who runs WPP

Non-executive chairman

Philip Lader
Chairman of the Nomination Committee
Member of the Compensation Committee

Executive directors

Sir Martin Sorrell
Chief executive

Paul Richardson
Finance director
Chairman of the Corporate Responsibility Committee

Mark Read
Strategy director
Chief executive, WPP Digital

Non-executive directors

Colin Day
Member of the Audit Committee and Compensation Committee

Esther Dyson
Member of the Compensation Committee and Nomination Committee

Orit Gadiesh
Member of the Nomination Committee

Ruigang Li

Stanley (Bud) Morten

Koichiro Naganuma

Lubna Olayan
Member of the Nomination Committee

John Quelch

Jeffrey Rosen
Chairman of the Compensation Committee, Member of the Audit Committee, Senior independent director

Timothy Shriver
Member of the Compensation Committee

Paul Spencer
Chairman of the Audit Committee

Sol Trujillo
Member of the Audit Committee

Members of the Advisory Board

Jeremy Bullmore

John Jackson

Richard Rivers

Company Secretary

Marie Capes

Directors' biographies appear on pages 106 to 108.

How we behave

Corporate governance

The Board of Directors as a whole is collectively accountable to the Company's share owners for good corporate governance and is committed to achieving compliance with the principles of corporate governance set out in the Combined Code and, following its publication, the UK Corporate Governance Code.

Our goal is to comply with relevant laws, regulations, and guidelines such as the UK Corporate Governance Code, the US Sarbanes-Oxley Act 2002, the NASDAQ rules and, where practicable, with the guidelines issued by institutional investors and their representative bodies.

WPP operates a system of internal control, which is maintained and reviewed in accordance with the UK Corporate Governance Code and the guidance in the Turnbull Report as well as the relevant provisions of the Securities Exchange Act 1934 and related SEC rules, as they currently apply to the Company. In the opinion of the Board, the Company has complied throughout the year with the Combined Code and, following its publication, the UK Corporate Governance Code, the Turnbull Report and also with the relevant provisions of the Securities Exchange Act 1934 and SEC rules.

Corporate responsibility

WPP's Corporate Responsibility Committee, which is chaired by Paul Richardson, advises on policy, monitors emerging issues and co-ordinates communication among Group companies. WPP's five most significant corporate responsibility issues are:

- **The social and environmental impact** of our work for clients.
- **The impact of our work,** in cluding marketing ethics, compliance with marketing standards, protection of personal, consumer and corporate data and increasing transparency about our marketing practices.
- **Employment,** including diversity and equal opportunities, business ethics, employee development, remuneration, communication and health and safety. In 2010, WPP invested £48.9 million (2009: £39.9 million) in training and wellbeing across the Group.
- **Social investment,** including pro bono work, donations to charity and employee volunteering. In 2010, our total social investment was worth £14.3 million (2009: £14.9 million), equivalent to 1.7% of reported profit before tax. This includes £9.3 million in pro bono work (based on the fees the benefiting organisations would have paid for our work) and an estimated £5 million in donations. In addition, WPP media agencies negotiated free media space worth £20.2 million on behalf of pro bono clients.
- **Climate change,** including the emissions from energy used in our offices and during business travel.

Full details of our governance policies and practices, and our corporate responsibility activities, can be found on pages 111 to 133.

How we're rewarded

Executive remuneration policy is set by WPP's Compensation Committee and is governed by three guiding principles:

- Competitiveness
- Performance
- Alignment with share owner interests

The committee's work during 2010 included:

- approving the deferral and further deferral of significant share incentive awards by the Group chief executive;
- a review of the total compensation packages of the executive directors relative to the marketplace to ensure competitiveness;
- a review of the fees of the chairman and the non-executive directors;
- the approval of all stock plan awards used to attract, retain, reward and motivate employees;
- the approval of all incentive payments, payable in cash or in shares, for senior executives throughout the Group and setting appropriate performance targets for the Group chief executive and the other executive directors; and
- implementation of clawback provisions in the Company's senior management share incentive plans.

Our directors' remuneration and interests are set out on pages 142 to 147. A full report from the Compensation Committee starts on page 135.





About share ownership

WPP is quoted on the London Stock Exchange and NASDAQ in New York.

Analysis of shareholdings

Issued share capital as at 31 December 2010: 1,264,391,221 ordinary shares owned by 12,628 share owners.

Share owners by geography %

UK	38
US	34
Asia Pacific, Latin America, Africa & Middle East, Canada and Continental Europe	28



Share owners by type* %

Institutional investors	94
Employees	3
Other individuals	3



* In addition, 2.3% of the Company's share capital is under option to employees.

Substantial share ownership

As at 18 April 2011, the Company is aware of the following interest of 3% or more in the issued ordinary share capital:

Legal & General	3.78

The disclosed interest refers to the respective combined holdings of this entity and to interests associated with it. The Company has not been notified of any other holdings of ordinary share capital of 3% or more.

Share owner relations

WPP has a continuous program to address the needs of share owners, investment institutions and analysts, supplying a regular flow of information about the Company, its strategy and performance. WPP's website, www.wpp.com, provides current and historical financial information including trading statements, news releases and presentations.

More information relating to share ownership can be found on pages 189 to 192.

Who we are

Landor
bluestatedigital
MEDIACOM
CENTER | PARTNERS
HILL & KNOWLTON
:xm
HS Ad
KANTAR MEDIA
addison
REFRESHING > B < T
ADDEDVALUE
Ogilvy
BDG workfutures
bates 141
red dot square solutions
HighCo
JWT INSIDE
KANTAR operations
argonauten_G2
IPAN Public Relations & Public Affairs
studiocom
wunderman
X
BRAND UNION
The Brand Union
ADK
these days
GREY group
DIGIT SIMPLE HUMAN INTERACTION
tenthavenue
Headcount
wing
AGENDA
gci health
PACE
ghg Grey Healthcare Group
actis® wunderman
S&H SUDLER & HENNESSEY
the futures company
KBM GROUP
Peclers Paris ...fashioning the future
TAPSA
BRIERLEY & PARTNERS
CHIME COMMUNICATIONS PLC
24/7 REALMEDIA
JWT
CHI & Partners
AquaOnline
HOGARTH
ICONMOBILE
SMOLLANGROUP
OgilvyOne worldwide
Buchanan communications
PUBLICSTRATEGIESINC
IEG
OgilvyAction
designkitchen
heathwallace
Mando
Ogilvy Interactive worldwide
Ogilvy Primary Contact
CB'a Design Solutions
the food group INNOVATIVE FOOD MARKETING
clarion
FINSBURY
neo@Ogilvy
blast radius
KANTAR RETAIL
K&L Advertising
The Jupiter Drawing Room
bravo
rtcrm
KANTAR HEALTH
Lambie-Nairn
MosaicaMD
VML
dovetail
maxus
Penn, Schoen & Berland Associates, Inc.
ohal
syzygy
spafax
EWA Bespoke Communications
mjm
PBN THE PBN COMPANY
metro
Deliver
PRIME POLICY GROUP
Dentsu Y&R
Wexler & Walker public policy associates
DSG DEWEYSQUAREGROUP
MAXX MARKETING
FORWARD
Quinn Gillespie & Associates LLC
GRASS ROOTS inspiring people
BDG McColl


malone advertising
G2
SOHO SQUARE
YOUNG & RUBICAM BRANDS
BANNER
ROBINSON LERER & MONTGOMERY
STRATEGIC COMMUNICATIONS
MillwardBrown
KANTAR WORLDPANEL
kassius
Burson-Marsteller
SCANGROUP
REDWORKS
THE STORE
WPP
THE WPP GLOBAL RETAIL PRACTICE
TAXI
DIALOGUE141
JOHANNES LEONARDO
H-art
THE UNITED NETWORK
SANTO
Catalyst on-line
the geppetto group
S,C,P,F...
FITCH
Lightspeed RESEARCH
Blue Hive
tns
wwg
Ogilvy CommonHealth Worldwide
Team Detroit
ZAAZ
The Farm Group
A. Eicoff & Company
Ogilvy
Ogilvy Public Relations Worldwide
GREY
POSSIBLE WORLDWIDE
imagina
everystone
uncovering opportunities and delivering value
kinetic
Y&R
WPP Digital
cohn&wolfe
IMRB International
COLEY PORTER BELL
MINDSHARE
[BRANDBUZZ]
groupm
mec: Active Engagement
ALLIANCE
THE PARTNERS
KANTAR

Our companies & associates

Advertising

ADK[1]
www.adk.jp

Bates 141
www.bates141.com

BrandBuzz■
www.brandbuzz.com

CHI & Partners[1]
www.chiandpartners.com

Dentsu Y&R[1,2]■
www.yr.com

Grey
www.grey.com

HS Ad[1]
www.hsad.co.kr

JWT
www.jwt.com

Ogilvy & Mather
www.ogilvy.com

Santo
www.santo.net

Scangroup[1]
www.scangroup.biz

Soho Square
www.sohosq.com

Tapsa
www.tapsa.es

TAXI■
www.taxi.ca

Team Detroit
www.teamdetroit.com

The Jupiter Drawing Room & Partners[1]
www.jupiter.co.za

United Network
www.theunitednetwork.net

Y&R■
www.yr.com

Media Investment Management

GroupM:
www.groupm.com

Maxus
www.maxusglobal.com

MediaCom
www.mediacom.com

MEC
www.mecglobal.com

Mindshare
www.mindshareworld.com

Outrider
www.outrider.com

Catalyst
www.catalystsearchmarketing.com

Other media agencies

KR Media[1]
www.krmedia-france.com

tenthavenue:
www.tenthavenue.com

Kinetic Worldwide
www.kineticww.com

Quisma
www.quisma.com

Spafax
www.spafax.com

Consumer Insight

Kantar:
www.kantar.com

Added Value
www.added-value.com

Center Partners
www.centerpartners.com

IMRB International
www.imrbint.com

Kantar Health
www.kantarhealth.com

Kantar Japan
www.jp.kantargroup.com

Kantar Media
www.kantarmedia.com

Kantar Operations
www.kantaroperations.com

Kantar Retail
www.kantarretail.com

Kantar Worldpanel
www.kantarworldpanel.com

Lightspeed Research
www.lightspeedresearch.com

Millward Brown
www.millwardbrown.com

The Futures Company
www.thefuturescompany.com

TNS
www.tnsglobal.com

Other marketing consultancies

Everystone▲
www.everystonegroup.com

ohal
www.ohal-group.com

Public Relations & Public Affairs

Blanc & Otus♦
www.blancandotus.com

Buchanan Communications
www.buchanan.uk.com

Burson-Marsteller■
www.bm.com

Chime Communications PLC[1]
www.chime.plc.uk

Clarion Communications
www.clarioncomms.co.uk

Cohn & Wolfe■
www.cohnwolfe.com

Dewey Square Group
www.deweysquare.com

Finsbury
www.finsbury.com

Hill & Knowlton
www.hillandknowlton.com

Ogilvy Government Relations
www.ogilvygr.com

Ogilvy Public Relations Worldwide
www.ogilvypr.com

The PBN Company[1]
www.pbnco.com

Penn Schoen Berland■
www.psbresearch.com

Prime Policy Group
www.prime-policy.com

Public Strategies♦
www.pstrategies.com

Quinn Gillespie
www.quinngillespie.com

Robinson Lerer & Montgomery■
www.rlmnet.com

Wexler & Walker Public Policy Associates♦
www.wexlergroup.com

Branding & Identity

Addison Corporate Marketing•
www.addison.co.uk

BDGMcColl
www.bdg-mccoll.com

BDGworkfutures
www.bdgworkfutures.com

Coley Porter Bell
www.cpb.co.uk

Dovetail
www.dovetailfurniture.com

FITCH•
www.fitchww.com

Lambie-Nairn•
www.lambie-nairn.com

Landor Associates■•
www.landor.com

PeclersParis•
www.peclersparis.com

The Brand Union•
www.thebrandunion.com

The Partners•
www.thepartners.co.uk

VBAT•
www.vbat.nl

Healthcare Communications

Feinstein Kean Healthcare†
www.fkhealth.com

GCI Health
www.gcihealth.com

ghg
www.ghgroup.com

Ogilvy CommonHealth Worldwide
www.ogilvychww.com

Sudler & Hennessey■
www.sudler.com



Direct, Digital, Promotion & Relationship Marketing

A. Eicoff & Co
www.eicoff.com

Actis Systems[+]
www.actis.ru

AGENDA[+]
www.agenda-asia.com

Aqua Online[+]
www.aquaonline.com

Blast Radius[+]
www.blastradius.com

Brierley & Partners[1]
www.brierley.com

Designkitchen[+]
www.designkitchen.com

Dialogue 141
www.dialmkg.com

Digit
www.digitlondon.com

EWA
www.ewa.ltd.uk

FullSIX[3]
www.fullsix.com

Grass Roots[1]
www.grg.com

G2
www.g2.com
- G2 Branding & Design
- G2 Interactive
- G2 Direct & Digital
- G2 Promotional Marketing

Headcount Worldwide Field Marketing
www.headcount.co.uk

High Co[1]
www.highco.fr

Kassius[+]
www.kassius.fr

KBM Group[+]
www.kbmg.com

Mando
www.mando.co.uk

Maxx Marketing
www.maxx-marketing.com

OgilvyAction
www.ogilvyaction.com

OgilvyOne Worldwide
www.ogilvy.com

OgilvyAction Sports & Entertainment Marketing
www.ogilvyaction.com

OOT[2]
www.oot.it

RTCM■
www.rtcrm.com

Smollan Group[1]
www.smollan.co.za

Studiocom■
www.studiocom.com

These Days[+]
www.thesedays.com

Vice Media[3]
www.viceland.com

VML■
www.vml.com

Wunderman■
www.wunderman.com

ZAAZ[+]
www.zaaz.com

Specialist Communications

Corporate/B2B
Ogilvy Primary Contact
www.primary.co.uk

Custom media
Forward
www.theforwardgroup.com

Demographic marketing
The Bravo Group■
www.thinkbravo.com

Kang & Lee■
www.kanglee.com

MosaicaMD
www.mosaicamd.com

UniWorld[1]
www.uniworldgroup.com

WING■
www.insidewing.com

Employer branding/recruitment
JWT Inside
www.jwtinside.com

Event/face-to-face marketing
MJM
www.mjmcreative.com

Metro
www.metrobroadcast.com

Foodservice marketing
The Food Group
www.thefoodgroup.com

Sports marketing
PRISM Group
www.prismteam.com

Entertainment marketing
Alliance
www.alliance-agency.com

Youth marketing
The Geppetto Group
www.geppettogroup.com

Real estate marketing
Pace
www.paceadv.com

Technology marketing
Banner Corporation■
www.b1.com

Media & production services
The Farm Group
www.farmgroup.tv

Hogarth Worldwide[2]
www.hogarthww.com

Imagina[3]
www.mediapro.es

MRC[3]
www.mrcstudios.com

The Weinstein Company[3]
www.weinsteinco.com

Key
1 Associate
2 Joint venture
3 Investment
▲ A Brand Union company
♦ A Hill & Knowlton company
† An Ogilvy company
■ A Young & Rubicam Brands company
● A member of B to D Group
+ Part of the Wunderman network
As at April 2011.

WPP Digital

24/7 Real Media
www.247realmedia.com

Blue State Digital
www.bluestatedigital.com

Deliver
www.deliveroffshoring.com

Fabric Worldwide[3]
www.fabricww.com

iconmobile[1]
www.iconmobile.com

Johannes Leonardo[3]
www.johannesleonardo.com

Possible Worldwide
www.possibleworldwide.com

Syzygy[1]
www.syzygy.net

The Media Innovation Group
www.themig.com

True Worldwide[3]
www.true-ww.com

WPP Digital partner companies

Ace Metrix[3]
www.acemetrix.com

Buddy Media[3]
www.buddymedia.com

eCommera[3]
www.ecommera.com

HDT Holdings Technology[3]
www.hdtmedia.com

In Game Ad Interactive[3]
www.ingamead.cn

Invidi[3]
www.invidi.com

Jumptap[3]
www.jumptap.com

LiveWorld[3]
www.liveworld.com

Moment Systems[3]
www.miaozhen.com

Proclivity Systems[3]
www.proclivitysystems.com

Say Media[3]
www.saymedia.com

Visible Technologies[1]
www.visibletechnologies.com

Visible World[3]
www.visibleworld.com

WildTangent[3]
www.wildtangent.com

Yield Software[3]
www.yieldsoftware.com

WPP knowledge community

The Store
droth@wpp.com
gmorrison@wpp.com

Why we exist

Our mission

To develop and manage talent;
to apply that talent,
throughout the world,
for the benefit of clients;
to do so in partnership;
to do so with profit.

Between them, WPP companies have tens of thousands of individual clients. They range from Fortune 500 global giants through single-nation start-ups to the smallest of specialist charities. Diverse as they are, they have one thing in common: in pursuing their objectives, they face formidable competition. Growing affluence in many parts of the world – combined with overcapacity and over-supply in almost every significant consumer market – has put more and more power into the hands of consumers, accelerated by technology.

As always, if they are to succeed – or even to survive with profit – every competitive company needs an intrinsically appealing product or service. But that, though it remains the most fundamental of requirements, is no longer enough. Just as competitive costermongers arrange their apples in appealing displays and polish them lovingly to catch their customers' eyes, so all companies need to display their wares compellingly.

They need access to high-quality information, strategic advice and specialist communications skills. And it's in the nature of specialist and creative talent that it is unlikely to flourish within the confines of a manufacturing or service company. People with specialist talents work best – and contribute more – when recruited, trained and inspired by specialist companies.

Within the WPP Group, our clients have access to companies with all the necessary marketing and communications skills; companies with strong and distinctive cultures of their own; famous names, many of them. WPP, the parent company, complements these companies in three distinct ways.

First, it relieves them of much administrative work. Financial matters (such as planning, budgeting, reporting, control, treasury, tax, mergers, acquisitions, investor relations, legal affairs and internal audit) are co-ordinated centrally. For the operating companies, every administrative hour saved is an extra hour to be devoted to the pursuit of professional excellence.

Second, the parent company encourages and enables operating companies of different disciplines to work together for the benefit of clients. Such collaborations have the additional benefit of enhancing the job satisfaction of our people. The parent company also plays an across-the-Group role in the following functions: the management of talent, including recruitment and training; in property management; in procurement and IT; in knowledge sharing and practice development.

And finally, WPP itself can function as the 21st-century equivalent of the full-service agency. For some clients, predominantly those with a vast geographical spread and a need for marketing services ranging from advertising through design and website construction to research and internal communications, WPP can act as a portal to provide a single point of contact and accountability.

No two clients are structured in precisely the same way. Within WPP's operating companies, teams can be tailor-made to match any and all.




1
3

How we're doing

Financial summary

	2010	2009	Change %
Billings[1]	£42,684m	£37,919m	+12.6
Revenue	£9,331m	£8,684m	+7.4
Headline EBITDA[2]	£1,439m	£1,243m	+15.8
Headline operating profit[2]	£1,173m	£959m	+22.3
Reported operating profit	£973m	£762m	+27.7
Headline PBIT[2]	£1,229m	£1,017m	+20.8
Headline PBIT margin[2]	13.2%	11.7%	+1.5
Headline PBT[2]	£1,034m	£812m	+27.3
Reported PBT	£851m	£663m	+28.4
Headline diluted earnings per share[2,4]	56.7p	44.4p	+27.7
Headline diluted earnings per ADR[2,3,4]	$4.38	$3.48	+25.9
Ordinary dividend per share	17.79p	15.47p	+15.0
Ordinary dividend per ADR[3]	$1.38	$1.21	+14.0
Net debt at year-end	£1,888m	£2,640m	-28.5
Average net debt[5]	£3,056m	£3,448m	-11.4
Ordinary share price at year-end	789.5p	609.5p	+29.5
ADR price at year-end	$61.97	$48.65	+27.4
Market capitalisation at year-end	£9,982m	£7,658m	+30.3

At 14 April 2011	
Ordinary share price	723.0p
ADR price	$59.37
Market capitalisation	£9,159m

The financial statements have been prepared under International Financial Reporting Standards (IFRS).

[1] Billings is defined on page 186.

[2] The calculation of 'headline' measurements of performance (including headline EBITDA, headline operating profit, headline PBIT, headline PBT and headline earnings) is shown in note 31 of the financial statements.

[3] One American Depositary Receipt (ADR) represents five ordinary shares. These figures have been translated for convenience purposes only using the income statement exchange rates shown on page 156. This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

[4] Earnings per share is calculated in note 9 of the financial statements.

[5] Average net debt is defined on page 186.

Financial summary

Revenue £m

9,331m


5,908 6,186 7,477 8,684 9,331
06 07 08 09 10

Reported revenue growth of 7.4% reflected the comparative weakness of the pound sterling against most currencies, other than the euro. On both a constant currency and like-for-like basis, revenues were up over 5%.

Headline EBITDA[1] £m

1,439m


1,002 1,072 1,291 1,243 1,439
06 07 08 09 10

Headline EBITDA (headline earnings before interest, taxation, depreciation and amortisation) rose by 15.8% to £1.4 billion ($2.2 billion).

Headline PBIT[1] £m

Headline PBIT[1] margin %

1,229m


859 928 1,118 1,017 1,229
20
16
12
8
4
0
06 07 08 09 10

Headline PBIT margin was 13.2% in 2010 against 11.7% last year. Headline PBIT was up 20.8% to £1,229 million, remaining above £1 billion for the third consecutive year.

Headline diluted earnings per share[1] p

Dividends per share p

56.7p


41.2 45.8 55.5 44.4 56.7
20
16
12
8
4
0
06 07 08 09 10

Diluted headline earnings per share was up almost 28% to a record 56.7p. Dividends were up 15% to 17.79p per share – an all-time high.

After-tax return on average capital employed[2] %

Weighted average cost of capital (WACC)

10.1%


11.5 11.8 12.3 8.9 10.1
14
12
10
8
6
4
2
0
06 07 08 09 10

After-tax return on average capital employed rose to 10.1%, with the weighted average cost of capital falling to 6.4%.

Relative TSR Rebased to 31 December 2005[3]


WPP
FTSE 100
Omnicom
Interpublic
Publicis
200
150
100
50
0
31.12.05
31.12.06
31.12.07
31.12.08
31.12.09
31.12.10

WPP out-performed the FTSE 100 Index and continued to do well against its US-based competitors.

[1] The calculation of 'headline' measurements of performance (including headline EBITDA, headline PBIT and headline earnings) is shown in note 31 of the financial statements.
[2] Calculated gross of goodwill and using profit after taxation before goodwill impairment and other goodwill write-downs, revaluation of financial instruments, amortisation and impairment of acquired intangible assets, share of exceptional losses/gains of associates, costs incurred in 2008 in changing the corporate structure of the Group and investment gains/losses and write-downs, and adjusted to reflect taxes and net finance costs paid.
[3] Measured on a common currency basis.

Average net debt and interest cover multiples £m

Net interest[3] cover on headline PBIT[2]

3,056m


1,214
1,458
2,206
3,448
3,056
10
8
6
4
2
0
06
07
08
09
10

Net debt averaged £3.1 billion in 2010, down £0.3 billion from £3.4 billion in 2009 at 2010 exchange rates. Headline interest cover in 2010 was 6.3 times.

Debt maturity[4] £m


–
100
514
1,268
429
643
400
–
–
200
11
12
13
14
15
16
17
18
19
20

The Group continues to work to achieve continuity and flexibility of funding. Undrawn committed borrowing facilities are maintained in excess of peak net-borrowing levels and debt maturities are monitored closely.

2010 revenue[1] by geography %

North America	35
UK	12
Western Continental Europe	26
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	27



Markets outside North America now account for 65% of our revenues, up from 61% five years ago. The influence of the faster-growing markets outside North America is increasing rapidly.

2010 headline PBIT[1,2] by geography %

North America	39
UK	13
Western Continental Europe	19
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	29



The most surprising feature of 2010 was the relatively strong performance of North America. Western Continental Europe is still feeling the effects of the recession.

2010 revenue[1] by sector %

Advertising and Media Investment Management	40
Consumer Insight	26
Public Relations & Public Affairs	9
Branding & Identity, Healthcare and Specialist Communications	25



Marketing services comprised 60% of our revenues in 2010, a similar proportion to 2009. It is no longer accurate to call us an advertising agency, we are a communications services company.

2010 headline PBIT[1,2] by sector %

Advertising and Media Investment Management	46
Consumer Insight	19
Public Relations & Public Affairs	11
Branding & Identity, Healthcare and Specialist Communications	24



PBIT contributions were broadly in line with revenues, with all sectors showing a strong recovery in reported operating margins.

[1] Percentages are calculated on a constant currency basis. See definition on page 186.
[2] The calculation of headline PBIT is set out in note 31 of the financial statements.
[3] Interest excludes the revaluation of financial instruments.
[4] Includes corporate bonds, convertible bonds and bank loans payable at par value, excluding any redemption premium due, by due date.

Letter to share owners*

Dear share owner

2010, our twenty-fifth year, was a year of significant recovery and a record year in almost all respects, as clients re-focused on top-line sales growth and expansion, particularly in faster-growth geographic markets, as well as continued cost containment in the slower-growth markets of the US and Western Europe. Following a brutal 2009, when the post-Lehman financial world did not come to an end, as some had feared, the recovery has been remarkable.

Our business is being transformed by new markets, new media and consumer insights which provide major opportunities to enhance our future growth and profitability. We believe these factors and, more importantly, how we respond to them, will significantly enhance the value of your Company in the future.



Total share owner return increased sharply, with your share price rising 180p, or 30%, to 789.5p from 609.5p during the year. Since the year end, your share price has fallen to 723.0p at the time of writing, reflecting concern about the potential negative impact of political events in North Africa, the Middle East and the human catastrophe in Japan. Dividends were increased by 15% to 17.79p, a record level.

Billings were up over 12% to £42.7 billion. Revenues were up over 7% to £9.3 billion. Including 100% of associates, revenue is estimated to total over £11.6 billion. Our revenues exceeded all our competitors for the third consecutive year, by an increasing amount. Headline PBIT was up almost 21% to £1.229 billion against £1.017 billion in 2009. Headline PBIT margin was 13.2% in 2010 against 11.7% last year. The Group achieved a headline PBIT margin of 15.8% in the second half of the year, 0.4 margin points above the margin achieved in the second half of both 2009 and 2008, including TNS on a pro-forma basis. In the second half of the year the business returned to pre-Lehman pro-forma levels of revenue and profitability, with higher productivity. On gross margin, the headline PBIT margin was 14.4%, up 1.7 margin points on 2009. This is probably a more accurate basis for competitive comparisons. Reported profit before interest and tax rose over 25% to £1.028 billion, over £1 billion for the first time, from £819 million.

Headline EBITDA (which is a key metric that private equity firms, for example, use for valuing companies) increased by almost 16% to £1.439 billion, above £1 billion for the fifth consecutive year. Headline profit before tax was up over 27% to £1.034 billion, above £1 billion also for the first time. Reported profit before tax was up over 28% to £851 million. Diluted headline earnings per share were up almost 28% to 56.7p (an all-time high) and diluted reported earnings per share up 30% to 45.9p.

Free cash flow strengthened to £902 million in the year. Net debt averaged £3.1 billion in 2010, down £0.3 billion at 2010 exchange rates, and net debt at 31 December 2010 was £1.9 billion, or £0.7 billion lower than 2009, reflecting significant improvement in profitability and improved cash flows, despite a continued client emphasis on improved liquidity, as well as effectiveness and efficiency. Equity analysts appear comfortable with the level of the Group's average net debt, which was around 2.1 times headline EBITDA in 2010.

Headline interest cover in 2010 was 6.3 times. So far, in the first three months of 2011, average net debt was down approximately £0.6 billion at £2.2 billion against £2.8 billion for the same period in 2010, at 2011 exchange rates, again reflecting strong cash flows.

With a current equity market capitalisation of approximately £9.1 billion, the total enterprise value of your Company is approximately £11.7 billion, 8.4 times headline EBITDA.

* This letter to share owners should be read in conjunction with and as part of the management report set out in the section headed Directors' report on pages 111 to 124.

Revenue growth in the fourth quarter was the highest in a decade

Our reported revenue growth for the year of over 7% reflected the comparative weakness of sterling against most currencies, other than the euro. On a constant currency basis, which excludes the impact of currency movements, revenues were up over 5%.

On a like-for-like basis, excluding the impact of acquisitions and currency, revenues were up 5.3%, reflecting sequential quarterly improvement throughout the year. Revenue grew by 8.5% in the final quarter, the fastest rate of like-for-like quarterly growth since the fourth quarter of 2000. The month of December saw the first monthly double-digit growth rate since January 2001.

Throughout 2010 we have seen continued sequential improvement in our like-for-like quarterly revenue growth, with the final two quarters of the year at 7.5% and 8.5% respectively. This followed zero like-for-like growth in the first quarter and 4.7% in quarter two. This significant turnaround was directionally in line with our earlier forecasts (we anticipated like-for-like growth in the second quarter of 2010 as early as the third quarter trading update of 2009), but was considerably more violent than anticipated. In 2009, our budgets were optimistic, anticipating like-for-like growth of –2% (an oxymoron). In fact we came in at –8%. In 2010, on the other hand, we proved too pessimistic, budgeting like-for-like growth of zero (another oxymoron) and coming in at over 5%. Let's hope we have it more correct in 2011 (third time lucky), where we are budgeting revenue growth of 5%.

The US behaved like a fast-growing market

The most surprising feature of 2010 was the relatively strong performance of mature geographical markets, such as the US and Germany and traditional media, like free-to-air television. The headline was "The US and traditional media bite back." Indeed, the US behaved more like a fast-growing market, or as some others insist on calling them, an emerging market (despite the fact that many of them, like China, the world's second largest economy, have emerged), growing at 7%, against GDP growth of around 3%.

There seem to be a number of possible reasons for this. First, there was an element of 'dead-cat bounce', as advertising as a proportion of US GDP probably reached a low not seen since the mid-1970s in 2009 and massive government and central bank-driven fiscal and monetary stimuli kicked in and stimulated activity from the heavily-depressed levels of 2009. Second, there was a significant increase in activity in sectors that had been heavily cut, such as automobiles, financial services and retail (and a number of new marketing 'wars' such as automobiles and telecommunications), further stimulated by heavy political spending around the mid-term Congressional elections, especially following the United States Supreme Court decision permitting freer lobbying. Third, there was significant excess traditional media inventory, which reduced prices and made traditional media relatively more attractive, perhaps also stimulated by a feeling that new media were more about price and deal, and traditional media more about brand building and brand equity.

Finally, and most importantly, post-Lehman and the several corporate crises, we have seen a concern, or even fear, amongst chairmen and CEOs and in the boardroom about making mistakes and a consequent emphasis on cost containment and unwillingness to add to fixed expenses or capacity. Western-based multinationals are said to have over $2 trillion in cash on their balance sheets, but unemployment remains at stubbornly high levels, with only increases in temporary employment and limited expansion of fixed capacity in Western markets. Hence, a willingness to invest in the brand and maintain or increase market share, rather than increasing capacity and fixed expenses.

In the third quarter constant currency revenues in the US were up 9.9%, which continued into the final quarter, with growth of 9.8%.

Together with this improved top-line growth, the Group has benefited from the cost actions taken, particularly towards the end of 2009, to adjust headcount and staff costs. As a result, headline PBIT margins have improved by 3.0 margin points before incentives and by 1.5 margin points after incentives. As mentioned earlier, headline PBIT margins in the second half of 2010 were above both the second half of 2009 and the second half of 2008, adjusted for the impact of TNS. Bonus pools have been refilled and, as a percentage of headline profit before bonuses and income from associates, are close to maximum levels.

On a like-for-like basis, average headcount has fallen by over 4%, compared with 2009, although given the substantial increase in like-for-like revenues of 8.0% in the second half of the year, our operating companies have begun to invest in more talent. Revenue conversion post-incentives, that is incremental profit as a proportion of incremental revenue, was very strong at 33%, as our operating companies benefited from the actions to reduce both staff costs and other operating costs in 2009 and during 2010.

Geographically, revenue growth continued to strengthen in the final quarter, particularly in the UK, Central and Eastern Europe, the Middle East, Latin America, Africa and Australia, with the US and Asia (excluding Australia and New Zealand) maintaining the strong growth seen in the third quarter. Western Continental Europe remained difficult, with growth in the final quarter of just over 3%, with France, Spain, Greece, Ireland and Belgium still under pressure. The US continued the strong growth seen in the third quarter, up 9.8%. The UK showed its strongest growth of the year at 9.7%. Latin America was up 6.5% in the fourth quarter in constant currency, but on a like-for-like basis was up almost 15%, reflecting the disposal of a call centre business in Argentina in September. Asia, excluding Australia and New Zealand, grew at 13.6%, which was the same as the third quarter. Mainland China and India continued their strong growth with revenue up over 18% and almost 15% respectively in the final quarter. Other major markets in Asia also showed strong growth, including South Korea, Singapore, Indonesia and more surprisingly Japan, driven by Ogilvy, GroupM and Kantar.

Markets outside North America now account for 65% of our revenues, up from 61% five years ago. The influence of the faster-growing markets outside North America is increasing rapidly.

Constant currency[1] revenue growth by geography %


North America
10 7.7
09 -0.7
UK
10 5.7
09 7.8
Western Continental Europe
10 2.7
09 12.8
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
10 5.6
09 4.3

Headline PBIT[2] margins by geography %


North America
10 14.7
09 13.2
UK
10 13.6
09 12.8
Western Continental Europe
10 9.5
09 8.3
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
10 14.3
09 12.7

Revenue by geography £m


North America
UK
Western Continental Europe
Asia Pacific, Latin America Africa & Middle East and Central & Eastern Europe
10,000
8,000
6,000
4,000
2,000
0
06
07
08
09
10

[1] See definition on page 186.
[2] The calculation of headline PBIT is set out in note 31 of the financial statements.

Revenue growth was encouraging across all sectors

The Group's Advertising and Media Investment Management businesses continued their strong growth, with constant currency revenues up 11.6% in the fourth quarter, the strongest quarterly growth in the year, with Media Investment Management up over 17% and Advertising up well over 7%.

The Group's Public Relations & Public Affairs businesses also had their strongest quarter, with revenues up 5.6%, compared with 5.1% in the third quarter and 3.2% in the first half. Consumer Insight also had a good quarter, with revenues up 5.3%, compared with 6.9% in the third quarter and 2.7% in the first half. The Group's Branding & Identity, Healthcare and Specialist Communications businesses (including direct, digital and interactive) grew by 7.3% on a constant currency basis, down slightly on the strong growth of 8.1% in the third quarter, but well ahead of the first half growth of 2.1%. However, on a like-for-like basis, revenues were up 7.2% in the fourth quarter compared with 7.1% in the third quarter, adjusting for the disposal of the call centre business mentioned earlier.

This continuing improvement was driven largely by our uniquely global direct, digital and interactive businesses, amongst others comprising OgilvyOne, with global revenues of over $800 million, VML, with revenues over $100 million and Wunderman, with global revenues over $900 million. OgilvyInteractive, VML and Wunderman are three of the seven worldwide 'digital leaders', according to the leading independent digital research firm, Forrester Research. No other competitive group has more than one digital leader.

The Group has also recently announced the launch of Possible Worldwide, a global interactive marketing agency, formed through the combination of award-winning WPP Digital agencies Schematic, Bridge Worldwide, BLUE and Quasar, with revenue of over $100 million, with 18 offices and 1,000 staff worldwide, and with operations in the US, Europe, Asia, the Middle East and Africa.

Margins also improved across all sectors

In constant currencies, Advertising and Media Investment Management revenues grew by 7.0%, with like-for-like revenues up similarly at 7.1%. All of the Group's four largest advertising networks finished the year strongly, with growth in our Media Investment Management business over 13% in the year. Advertising showed sequential quarterly like-for-like growth in the last three quarters of 2010, following six quarters of decline. This strong revenue growth in 2010, together with the cost actions taken in 2009, resulted in the combined reported operating margin of this sector improving by approximately 1.5 margin points to 15.3%.

In 2010, Ogilvy & Mather, JWT, Y&R, Grey and United Network generated estimated net new billings of over

Constant currency[1] revenue growth by sector %



Advertising and Media Investment Management
10 7.0
09 -8.6
Consumer Insight
10 4.4
09 62.9
Public Relations & Public Affairs
10 4.3
09 -6.5
Branding & Identity, Healthcare and Specialist Communications
10 5.0
09 -4.5

Headline PBIT[2] margins by sector %



Advertising and Media Investment Management
10 15.3
09 13.8
Consumer Insight
10 9.7
09 8.6
Public Relations & Public Affairs
10 15.8
09 15.3
Branding & Identity, Healthcare and Specialist Communications
10 12.4
09 10.4

Revenue by sector £m



Advertising and Media Investment Management
Consumer Insight
Public Relations & Public Affairs
Branding & Identity, Healthcare and Specialist Communications
10,000
8,000
6,000
4,000
2,000
0
06
07
08
09
10

[1] See definition on page 186.
[2] The calculation of headline PBIT is set out in note 31 of the financial statements.

£0.8 billion ($1.2 billion) and GroupM, the Group's Media Investment Management company, which includes Mindshare, MEC, MediaCom and Maxus, generated estimated net new billings of £1.5 billion ($2.4 billion). tenthavenue has been created as a separate 'engagement network', focused on out-of-home media, including Group companies Kinetic, Quisma and Spafax.

Consumer Insight revenues grew by 4.4% in constant currencies, with like-for-like revenues up similarly at 3.9%. Reported operating margins improved by 1.1 margin points to 9.7% as benefits resulting from the integration of TNS custom research and Research International and the other operations of both TNS and Kantar, in media, healthcare, retail and their related panel activities, were realised. Reported gross margin margins (headline PBIT as a proportion of gross margin rather than revenue) improved 1.5 margin points to 13.2%.

The Group's Public Relations & Public Affairs businesses had a strong end to the year, with constant currency revenue growth of 5.6% in quarter four, the highest quarter of the year. Operating margins rose by 0.5 margin points to 15.8%. Particularly strong performances were recorded by Burson-Marsteller and the Group's specialist public relations businesses.

The Group's Branding & Identity, Healthcare and Specialist Communications (including direct, digital and interactive) constant currency revenues grew by 5.0% in the year and 7.3% in the final quarter. The Group's global direct, digital and interactive agencies grew strongly, as did Branding & Identity with revenue up almost 11% in the final quarter. This service sector showed a strong recovery in reported operating margins, up 2.0 margin points to 12.4%.

Marketing services comprised 60% of our revenues in 2010, a similar proportion to 2009. It is no longer accurate to call us an advertising agency, we are really a communications services company.

As margins recovered we invested in talent

Headline PBIT margins recovered to 13.2% against 11.7% in 2009, but were still lower than the 15.0% achieved in 2008 (or 14.3% if TNS were included for the whole of 2008). However, as mentioned above, the Group achieved a margin of 15.8% in the second half of the year, 0.4 margin points higher than the corresponding period in both 2009 and 2008 (including TNS on a pro-forma basis).

On a like-for-like basis the average number of people in the Group decreased by 4.2% in 2010. On the same basis, the number of people in the Group at 31 December 2010 was 4.5% higher than at the end of 2009. This increase partly counter-balanced the more than 12% fall in point-to-point headcount during 2009 and represented an increased investment in talent, as revenue growth picked up.

Reported staff costs, excluding incentives, were up 3.2%. Incentive payments totalled £342 million (£178 million in 2009), which represented over 22% (almost 16% in 2009) of headline operating profit before incentives and income from associates. Cash-based incentives totalled £272 million or almost 18% of headline operating profit as defined above, against £123 million or almost 11% in 2009. The balance of £70 million in 2010 represents share-based incentives granted in 2010 and previous years. Our objective remains to pay out approximately 20% of operating profit before bonus and taxes at maximum and 15% at target and, in some cases, 25% at 'super-maximum'.

Before these incentive payments, headline PBIT margins rose by 3.0 margin points to 16.8%. On a reported basis, despite the almost doubling of incentive payments, the Group's staff cost-to-revenue ratio fell to 58.3% compared with 58.9% in 2009. Before incentive and severance costs, headline PBIT margins rose by 2.4 margin points to 17.6%.

Part of the Group's strategy is to continue to ensure that variable staff costs (incentives, freelance and consultants costs) are a significant proportion of total staff costs and revenue, as this provides flexibility to deal with volatility in revenues and recessions or slow-downs. In 2010, the ratio of variable staff costs to total staff costs increased significantly to 13.4%, compared with 9.7% in 2009 and 11.4% in 2008. As a proportion of revenue, variable staff costs were 7.8% in 2010 compared with 5.7% in 2009 and 6.6% in 2008. These represent the highest ratios in the last 10 years. The business is, therefore, even better protected against economic downturns.

As a result of all this, headline PBIT rose almost 21% to £1.229 billion from £1.017 billion, up almost 17% in constant currencies. Reported PBIT rose over 25% to £1.028 billion from £819 million, over 20% in constant currencies, reflecting a lower charge for goodwill impairment and amortisation of intangibles, partly offset by higher investment write-downs.

Net finance costs (excluding the revaluation of financial instruments) were £195 million, down from £205 million last year, reflecting lower average net debt, partly offset by higher funding costs. Headline profit before tax increased by more than 27% to £1.034 billion and reported profit before tax was up over 28% to £851 million.

The Group's tax rate on headline profit before tax was 22.0%, a reduction of 1.8 percentage points from 2009, as a result of continuing tax planning initiatives and deferred tax credits.

Diluted headline earnings per share rose over 27% to 56.7p and diluted reported earnings per share increased 30% to 45.9p. Prudently, no severance or integration expenses have been excluded in arriving at headline earnings. This is not competitive practice, which is odd.

Integration of TNS

Following the acquisition of TNS in October 2008, the custom business of TNS has been combined with Research International and its other operations merged with several of the Kantar businesses to form Kantar Media, Kantar Worldpanel, Kantar Retail and Kantar Health. The integration has gone well and, as a result of actions taken since acquisition, as at 31 December 2010, the Group achieved the revised merger benefits target of an annualised £60 million, as opposed to the original commitment of £52 million.

The outlook for 2011

The world continues to move at very different speeds, both geographically and functionally. By means of explanation, perhaps an English football analogy is helpful. First, the Premier League which consists of the BRICs (Brazil, Russia, India and China) and the Next 11 (Bangladesh, Egypt, Indonesia, Iran (?), Mexico, Nigeria, Pakistan, the Philippines, South Korea, Turkey, Vietnam) or CIVETS (Colombia, Indonesia, Vietnam, Egypt (still included), Turkey, South Africa), along with new media (personal computer-driven, mobile, video content, social networks). Second, The Championship, the US, because of its size, immigrant, entrepreneurial culture and human and natural resources, along with an economically well-run and high value-added manufacturing export-led Germany and free-to-air television. Third, League One, Western Europe, primarily the UK, France, Italy and Spain, along with newspapers and magazines. Last, League Two, (sadly, particularly given the recent terrible events) Japan, which has been stagnant for almost 20 years. Perhaps the UK, with its Coalition Government's emphasis on deficit reduction and long-term growth will gain promotion to The Championship?

In any event, the Group's strategic focus on new markets, new media and consumer insight reflects these differing market dynamics and account respectively for 27%, 29% and 26% of the Group's revenues of over $14 billion.

2011 like-for-like revenue growth looks as though it should be similar to how 2010 actually turned out, as long as we have our budgets right. The final budget figures indicate continued growth of 5% over last year's actual numbers. Budget optimism in 2009 was replaced by pessimism in 2010. Perhaps the 2011 budgets will finally reflect realism.

However, the pattern of revenue growth looks as though it will be slightly different, with the balance of growth shifting from the West to the East to China and India, to the South to Brazil and Latin America and to the South-East to Africa and, functionally, to media investment management, digital media and data analytics and the application of technology. The shift to the East applies even in Europe itself, as the strong man of Europe, Germany, forms a strong axis with Poland, relatively untouched by the recession, and Russia, blessed with vast, increasingly valuable energy resources (as long as they invest the proceeds wisely).

Clients seem to be increasingly focused on expansion in the faster-growing markets and cost containment and caution in the West. So far this strategy has paid off, with corporate profitability at record highs. Worries remain around euro-contagion and the lack of willingness, at least in front of a US Presidential election in 2012, to tackle US deficit reduction. Additional concerns have also developed in recent months over events in Tunisia, Egypt, Bahrain, Libya and Yemen and the implications for other countries, such as Jordan or Saudi Arabia, and the shocking human catastrophes in Japan surrounding the earthquake, tsunami and nuclear crisis. We have to admire the phlegmatic, stoical and disciplined response of the Japanese people to these bitterly unfair events. As we write there is news of another significant earthquake in Japan of over 7 on the Richter scale. As a point of reference, the Middle East accounts for about 1.7% or $300 million of our approximately $16 billion of revenues forecast by analysts and Japan about 1.5% or $200 million. However, despite these concerns and commodity price inflation and high levels of unemployment, particularly amongst the youth, forecasts for global GDP growth in 2011 remain around 4% and media growth forecasts, including by our own GroupM, around the same level or even greater, as advertising and marketing spending picks up from depressed levels in mature markets and grows aggressively in relatively under-advertised, faster-growth markets – almost a double-whammy.

Incentive plans for 2011 will place increased emphasis on revenue growth and improvement in operating margins in conjunction with operating profit growth, although objectives will continue to include qualitative Group objectives, including co-ordination and co-operation, talent management and succession planning.

At the time of writing, we have revenue and profit data for the first two months of 2011. The strong finish to 2010 has continued into 2011, with like-for-like revenue and gross margin for the first two months of the year both up over 7%. Geographically, we are seeing stronger growth in both Asia and Latin America and the US remaining strong. By sector, Advertising and Media Investment Management also remain strong with our direct, digital and interactive businesses also well up and Consumer Insight up too. These trends are broadly in line with our budgets, which also indicate a stronger first half, understandable given easier 2010 first-half comparatives and our usual quarter four conservative budget. Operating profits were in line with budget and well up on last year.

Prospects for 2012 also feel good, particularly as the US Presidential election, the well-organised London Olympics and the UEFA European Football Championships should add 1-2% to global advertising and marketing growth rates, as usual in a maxi-quadrennial year. The problems may well come, however, in 2013 or late 2012, as the newly re-elected or elected American President wrestles with a ballooning deficit – unless the bond markets lose patience before then. At least one major US institution has lost patience already.

Margin objectives

Operating margins for 2011 are targeted to rise by 0.5 margin points to 13.7%, in line with our revised targets of 13.7% for 2011 and 14.2% for 2012, with a long-term objective of 18.3%, equivalent to 19.0% pre-TNS. This is challenging, of course, but not as outrageous as some believe, given that our best-performing companies in each services sector have already demonstrated they can perform at a combined Group margin of 17%.

The longer term

In the long term, the outlook for the advertising and marketing services industry appears favourable. Globalisation, overcapacity of production in most sectors and the shortage of human capital, the developments in new technologies and media, the growth in importance of internal communications, the need to influence retail distribution, brand emphasis on health and wellness, the growth in government spending and the new focus on corporate responsibility issues such as climate change, underpin the need for our clients to continue to differentiate their products and services both tangibly and intangibly.

Moreover, the continuing growth of the BRICs, Next 11 and other faster-growing geographical markets, will add significant opportunities in Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe – along with the growth of 'new-BRICs' such as Vietnam, Pakistan, Indonesia, Bangladesh, Colombia and Mexico. Advertising and marketing services expenditure as a proportion of GDP has started to resume its growth, although in these relatively low inflationary times, where our clients have limited pricing power, we are committed to working with our clients and their procurement departments, to improve the effectiveness and efficiency of their spending and investments.

Given these short-term and long-term trends, your Company believes it has the correct strategic priorities – new markets, new media and consumer insight – and a focus on not only strategic planning, creative execution and distribution, but also on both the application of technology and analysis of data, to the benefit of our clients and people.

Including associates, the Group had over 146,000 full-time people in almost 2,400 offices in 107 countries at the year end. It services 336 of the Fortune Global 500 companies, 29 of the Dow Jones 30, 61 of the Nasdaq 100, 35 of the Fortune e-50, and 708 national or multinational clients in three or more disciplines. More than 460 clients are served in four disciplines and these clients account for over 57% of Group revenues. The Group also works with over 340 clients in six or more countries.

These statistics reflect the increasing opportunities for developing client relationships between activities nationally, internationally and by function. We estimate that over 35% of new assignments in the year were generated through the joint development of opportunities by two or more Group companies. New integration mechanisms, sensitive to global and local opportunities, including WPP Global Client Leaders for our top 30 clients (which account for around a third or $5 billion of revenues) and Country Managers, continue to be developed. There is an increasing number of major client creative and integration opportunities at a Group level. The Group continues to be extremely successful in most, if not all, of the integrated marketing competitions that clients are increasingly initiating. These opportunities range from the creation of teams across the Group to the integration of various operating units and to the creation of individually tailored agencies to meet clients' needs. The Group's integration record continues to lead its competitors by a considerable distance.

Our key priorities

Our reason for being, the justification for WPP's existence, continues to be to add value to our clients' businesses and our people's careers. Our goal remains to be the world's most successful provider of communications services to multinational and local companies; not just the largest.

To that end, we have three key strategic priorities.

1 First, our immediate priority is to continue to emerge from the financial crisis of 2008 a stronger company. Our 2010 results are an encouraging sign that we will or even have. Compared with the last downturn, our people are stronger: they are better resourced, better motivated and incentivised than when we exited the last recessions in the early 1990s and 2000s. The Company is also more profitable, more liquid and better structured. In this economic cycle, margins have peaked at 15.0% and bottomed at 11.7%, as opposed to 10.5% and 5.6% in the early 1990s.

2 Second, in the medium term, to build upon the successful base we have established whilst integrating our most recent acquisitions effectively. At TNS the integration has gone well and the focus has to now be on revenue growth, capturing greater market share.

3 Our third priority, in the long term or over the next five to 10 years, is to:

- Increase the combined geographic share of revenues from the faster-growing markets of Asia Pacific, Latin America, Africa and the Middle East, and Central and Eastern Europe, from around 27% to 35-40%.
- Increase the share of revenues of new media from 29% to 35-40%.
- Maintain the share of more measurable marketing services – such as Consumer Insight and direct, digital and interactive – at 50% of revenues.

Our six specific objectives

Here are six objectives which represent our key performance indicators (KPIs). For an assessment of how we performed against them in 2010, read on.

1. **Continue to raise operating margins to the levels of the best-performing competition.**
2. **Continue to increase flexibility in the cost structure.**
3. **Improve total share owner return and return on capital.**
4. **Continue to enhance the value added by the parent company.**
5. **Continue to place greater emphasis on revenue growth.**
6. **Improve still further the quality of our creative output.**

1 First, to continue to raise operating margins to the levels of the best-performing competition. We achieved 15% for two consecutive years, in 2007 and 2008. We continue to believe a margin of 18.3% is a tough, but realistic objective. BBDO, Dentsu and McCann have achieved this in the past, although the pressure became too great in some instances. It may well be that gross margin margin is a more accurate competitive comparison.

Headline operating margins[1] vs peers %


WPP
IPG
Omnicom
Publicis
Havas
WPP including associates
WPP gross margin margin[2]
20
15
10
5
0
2006
2007
2008
2009
2010

[1] Based on headline operating profit as defined on page 186, excluding share of results of associates, and sourced from relevant public filings, adjusted to a comparable basis to WPP.
[2] Gross margin margin is defined as headline PBIT as a proportion of gross margin.

2 Second, to continue to increase flexibility in the cost structure. Great strides have been made in recent years. In 2010, variable staff costs made up 7.8% of revenues, the highest ratio for 10 years. This compares with 6.6% in 2008 and 5.7% in 2009, and illustrates the value of this flexibility in protecting margins in the event of an economic downturn.

Change in variable costs %


2010
2009
2008
2002
15
12
9
6
3
0
9.2
11.4
9.7
13.4
5.3
6.6
5.7
7.8
Variable staff costs as a % of staff costs
Variable staff costs as a % of Revenue

3 Third, to improve total share owner return by maximising the return on investment on the Company's substantial free cash flow (of over £900 million or around $1.4 billion). There are broadly three alternative uses of funds:

- Capital expenditure, which usually approximates the depreciation cost. Pressure here has eased as technology pricing has fallen, although we are increasing investment in our digital and technology-based service offering, in line with our strategic goals. In 2009, we also invested significantly more in real estate following lease renewals, particularly in New York, to secure greater efficiencies.
- Mergers and acquisitions, which have historically taken the lion's share of free cash flow. Here we have raised the

hurdle rate on capital employed so that our return on capital may be increased. Valuations remain reasonable, particularly outside the US, although some speculative froth does seem to have developed, especially in digital and interactive in the US and in some faster-growing markets, like Brazil, as our competitors try to play catch-up.

Our acquisition focus in 2010 was again on the triplet opportunities of faster-growing geographic markets, new technologies and consumer insights, totally consistent with our strategic priorities in the areas of geography, new communication services and measurability.

The cost of the acquisition of TNS in 2008 was funded principally by debt. At the time of the transaction, we announced that, for the following two years, acquisitions would be limited to no more than £100 million per annum, the Group's share buy-back program would be targeted up to 1% per annum and dividend growth at up to 15% per annum, with the objective of using surplus cash generated to reduce debt, whilst average net debt to headline EBITDA remained well above 2 times. For 2010, this ratio improved to 2.1 times so this objective has been largely achieved one year ahead of schedule.

In 2010, the Group spent £97 million on initial acquisition payments, net of cash acquired and disposal proceeds, so within the target set. It is likely we will continue to focus on small and medium-sized acquisitions in 2011 but at a slightly greater level, around £150-200 million.

Dividends or share buy-backs. We continue to focus on examining the relative merits of dividends and share buybacks.

Following the strong first half results in 2010, we re-instituted an increase in dividend with a 15% increase in the first interim dividend, the upper limit committed to at the time of the TNS acquisition. Following the continued improvement in profitability during the second half of 2010, the Board has also recommended an increase in the second interim dividend of 15%. This makes a total for the year of 17.79p per share, an all-time high for your Company. Dividends paid in 2010 were 3.6 times covered by headline earnings.

Subject to share owner approval at the Company's Annual General Meeting in June 2011, the Board also proposes to put in place a scrip dividend program which will enable share owners to elect to receive new fully paid ordinary shares in the Company instead of cash dividends, commencing with the second interim dividend for 2010. Details of the scrip dividend program will be sent to share owners together with the Notice of the Company's Annual General Meeting. The Board has also undertaken a review of its dividend pay-out policy and consulted institutional share owners and analysts. It seems clear from this analysis that in current stock market conditions, many share owners favour consistent dividend growth and better dividend yields over share re-purchases. Given these views, the Board plans to increase the dividend payout ratio as a proportion of post-tax profits from the current level of approximately 30% to approximately 40% over the medium term, reducing dividend cover from approximately 3 times headline earnings to approximately 2.5 times.

Share buy-backs in 2010 cost £46 million, representing 0.5% of share capital, again well within the target set at the time of the TNS acquisition. It is likely that we will continue to ensure that share buy-backs at least equal the dilutive effect of option and restricted stock issuance.

Distributions to share owners[1] £m


Buy-backs
Dividends paid
3.0%
600
450
300
150
0
4.8%
6.6%
4.7%
3.4%
3.0%
2006
2007
2008
2009
2010

[1] Sum of share buy-backs and dividends paid divided by average shares in issue for the relevant period, as a % of the average share price for the relevant period.



Fourth, we will continue to enhance the value added by the parent company and build unique integrated marketing approaches for clients. WPP is not just a holding company focused on planning, budgeting, reporting and financial issues, but a parent company that can add value to our clients and our people in the areas of human resources, property, procurement, information technology and practice development. We will continue to do this through a limited group of 350 or so people at the centre in Dublin, London, New York, Tokyo, Hong Kong, Shanghai and São Paulo. This does not mean that we seek to diminish the strength of our operating brands, but rather to learn from one another. Our objective is to maximise the added value for our clients with their businesses and our people with their careers.

Many of our initiatives are possible because of the scale on which we now operate. In the optimum use of property, in information technology and in procurement generally, we are able to achieve efficiencies that would be beyond the reach of any individual operating company.

But it is also clear that there is an increasing requirement for the centre to complement the operating companies in professional development and client co-ordination. It is a relatively recent development for certain multinational marketing companies, when looking to satisfy their global communications needs, to make their initial approach not to operating companies, but directly to holding or parent companies.

Such assignments present major, and increasingly frequent, opportunities for the few groups of our size. It is absolutely essential that we have the professional resources and the practice development capability to serve such clients comprehensively, actively and creatively. Initiatives involving some of the world's largest marketers continue to gain momentum. The world's largest advertiser is itself integrating its efforts around brands, in the areas of advertising, media investment management, market research, packaging design and public relations. Our largest client is seeking a seamless model, effectively a one-client agency within our Group.

All our clients, whether global, multinational or local, continue to focus on the quality of our thinking, co-ordination of communications and price. In response, we focus on talent, structure and incentives.

Managing talent

Talent and its management therefore remain the lynchpin of our reason for existence: that is what our clients pay us for. Development of our people and the way we manage that talent is a critical determinant of performance and on that critical dimension, we continue to make significant progress.

In the creation of highly-competitive incentives with extremely attractive working environments, we increasingly differentiate ourselves from our competitors and improve the attractiveness of WPP companies as destinations for talent. Our quarterly reviews with the operating companies have been restructured, consequently, to give more time and attention to talent and to clients. Our recruiting efforts throughout 2010 were especially fruitful as we successfully targeted and recruited top talent within and beyond our industry, often competing with investment banking, management consulting and private equity offers. The war for talent is fierce and will intensify further, and there is more to be done.

The blueprint for our executive development curriculum has been completed, and our flagship client leadership training program, *Maestro*, is being continuously developed. The parent company and each of our operating companies installed its own approach to performance assessment and succession planning, aimed at developing the careers of their people, improving the quality of feedback, coaching and mentoring they receive and providing for orderly succession. We have launched a senior management mentoring and development program specifically for women, run by Charlotte Beers and called 'The X Factor'.

We continued to scrutinise and modify our compensation practices, both to offer competitive and appropriately-based rewards to our people and to attract outstanding talent from elsewhere. This is a key strategic priority for us. Our competition is, sometimes, not so rigorous in evaluating and rewarding performance – for example, taking advantage of sharp falls in share prices to re-price or issue options or giving limited disclosure to investors of compensation plan details.

Communications

A communications services company must be a model of excellent external and internal communications. To that end, we accelerate understanding of the Group's vast resources with a raft of regular communications through our websites and social media channels and in print: our monthly public online news bulletin, *e.wire*; our consistently-awarded global newspaper and eBook, *The WIRE*; our annual *Atticus Journal* of original marketing thinking; the WPP *Reading Room*, an extensive online library of think pieces (both public and original) from WPP professionals worldwide; our online *Fact Files* profiling Group resources/companies/products; regular communication on Group initiatives such as the WPP Worldwide Partnership Program and the WPP Marketing Fellowship Program; our annual Corporate Responsibility Report and this consistently award-winning Annual Report, both in print and online.

Property management

In 2010 we were able to reduce our property portfolio by almost 4% to 22.8 million sq ft as a result of shedding excess space created by the integration of the custom business of TNS with Research International and, sadly, as a result of the severance program that saw our staff numbers decline by over 12% in 2009.

The combination of revenue growth and reduction in portfolio enabled us to reduce the establishment cost-to-revenue ratio from 8.0% in 2009 to 7.0% in 2010, equal to our medium-term goal. Average square foot per head fell slightly to 229 sq ft from 230 sq ft in 2009, although our target is to achieve 220 sq ft in 2011.

Our key property task is to maintain the 7% establishment cost-to-revenue ratio as we continue to grow the business, by focusing on the key metrics of space per head and cost per square foot on all our lease renewals.

Procurement

In procurement, we continue to set ourselves the goal of being the undisputed leader of procurement practice in the global advertising and marketing services industry.

We aim to benchmark ourselves regularly against our competitors and our clients. Through intensified investment in procurement people, processes and technology, our goal is to maintain the ratio of bought-in costs to revenue at around 15%, by leveraging Group scale across all of our major markets, and focusing on those expenditure categories most favourable for global, regional and local supply contracts, such as in IT, telecoms, travel, professional services, facilities and production.

Information technology

In IT we continue to consolidate our core technology infrastructure with the objectives of reducing cost and improving quality. This enables our operating companies to concentrate their efforts on client-related developments and other internal business-focused applications.

The convergence of mobile, voice and data communications has allowed us to take advantage of new offerings in the telecommunications sector to increase efficiencies and to provide enhanced support to our increasingly mobile workforce.

Practice development

Finally, in practice development we continue to develop horizontal initiatives in a focused set of high-potential areas across our vertical operating brands: in media, healthcare, new technologies, new faster-growing markets, internal communications, retail, entertainment and media, financial services, hi-tech and telecommunications and corporate responsibility. Specifically, we continue to invest in sharing insights and developing initiatives through WPP Digital (in digital marketing and media) and The Store (in distribution and retail).

In key geographic markets we are increasingly coordinating our activities through WPP Country Managers. We continue to believe that increasing co-ordination is required between our brands at the country and global levels, as the arguments for investment in regional management become weaker. As experience has demonstrated, however, the activities of Country Managers must be closely aligned and monitored. In addition, we have increased the number of WPP Global Client Leaders to co-ordinate our efforts on behalf of clients and to ensure they get maximum benefit from their relationships with WPP operating brands. We are focused currently on our top 30 global clients accounting for around a third of total revenues and where our revenues grew by 7.0% in 2010, a higher rate than the overall increase of 5.3%.

Furthermore, we continue to encourage internal strategic alliances and promote co-operation. Practice development initiatives have therefore been reinforced in such areas as healthcare, retail, internal communications and media and entertainment. This has been especially important in developing our portfolio of direct investments in new media under WPP Digital and where our investments are working with our agencies and people to bring new technology capabilities and understanding to our clients. All these initiatives are designed to ensure that we, the parent company, really do (as well as being perceived to) inspire, motivate, coach, encourage, support and incentivise our operating companies to achieve their strategic and operational goals.

5 Fifth, to continue to place greater emphasis on revenue growth. One legitimate criticism of our performance against the best-performing competition is our comparative level of organic revenue growth, although the methods used to calculate rates of organic growth 'vary' to say the least. In 2008, revenue growth trailed a little behind our major competitors and, in 2009, the decline in our revenue was less worse than most. In 2010, our growth was strong, but also for some of our major competitors. In all years, however, our margin performance was at the top end of the pack.

Estimated net new billings of £3.0 billion ($4.8 billion) in 2010, a similar level to 2009, reflected a consistently high level of wins throughout the year. The Group was ranked first in all the new business league table surveys in 2010.

Organic revenue growth vs peers %


WPP
IPG
Omnicom
Publicis
Havas
15
10
5
0
-5
-10
-15
2008
Q109
Q209
Q309
Q409
Q110
Q210
Q310
Q410

Our practice development activities are also aimed at helping us position our portfolio in the faster-growing functional and geographic areas. During 2010, acquisitions and increased equity stakes were focused on Advertising and Media Investment Management in Canada, the UK, France, Germany, Poland, Israel, Brazil, Colombia, Hong Kong, India and South Korea; on Consumer Insight in Poland, Hungary, Cyprus, Chile and Guatemala; on Public Relations & Public Affairs in the UK, Germany, Poland and Turkey; on direct, digital and interactive in the US, the UK, Germany, Brazil, China and Singapore; and on Healthcare Communications in the US, the UK and the Czech Republic.

So far in 2011, the Group has made acquisitions or increased equity interests in Advertising and Media Investment Management in South Africa and South Korea; in Consumer Insight in Ireland, Germany, Lithuania and Africa; and in direct, digital and interactive in the US. These acquisitions continue to move us forward to our previously described strategic priorities; expanding the share of revenues of our businesses in Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe to 35-40%; in new media to 35-40%; and in consumer insight, direct, digital and interactive, at one-half.

We intend to expand our strong networks – Ogilvy & Mather, JWT, Y&R, Grey, United Network, Bates 141, Mindshare, MEC, MediaCom, Maxus, TNS, Millward Brown, Kantar Media, Kantar Health, Kantar Retail, Kantar Worldpanel, Hill & Knowlton, Ogilvy Public Relations Worldwide, Burson-Marsteller, Cohn & Wolfe, OgilvyOne, Wunderman, OgilvyAction, G2, Possible Worldwide, 24/7 Real Media, Ogilvy CommonHealth, Sudler & Hennessey, ghg, The Brand Union, Landor and FITCH – in high-growth markets or where their market share is insufficient.

We will also enhance our leadership position in Consumer Insight by further development of our key brands with particular emphasis on North America, Asia Pacific,

Latin America and Continental and Eastern Europe. We will continue our growth of research panels and have established a Kantar-wide operational capability, which will be consolidated with the same function at TNS. We will reinforce our growing position in media research through Kantar Media, which includes our investments in television audience research through the former TNS Media Intelligence and TNS Media Research, and IBOPE and Marktest, which, combined, is the market leader outside North America.

In addition, we intend to reinforce our worldwide strength in direct and interactive marketing and research through our traditional channels such as OgilvyOne, Wunderman, G2, Blanc & Otus and Lightspeed. Although the early 2000-2001 compressions in financial valuations following the internet bust initially offered significant opportunities, we will now also invest directly in the new channels through start-ups, particularly as US and French valuations in search, for example, are still prohibitive, despite the financial crisis. Other opportunities will be sought to enhance our online capabilities.

Lastly, we will continue to develop our specialist expertise in areas such as healthcare, retail and interactive and to identify new high-growth areas.

Creativity remains paramount

Sixth, to improve still further the quality of creative work throughout the Group. Despite the growing importance of co-ordinated communications and price effectiveness, the quality of the work remains and will remain paramount. If you drew a graph plotting creative awards (as a proxy for creativity) against margins for any group of agencies, there would be a very strong correlation. The more awards, the stronger the margins. The client's procurement department fades into the background when the work is strong. Of the three things we do – strategic thinking, creative execution and co-ordination – creative execution is undoubtedly the most important, and that means creativity in its broadest sense.

Clients look for creative thinking and output not just from advertising agencies, public relations and design companies, but also from our media companies and our research companies. Millward Brown remains arguably one of our most creative brands. Witness the BrandZ™ Top 100 Most Powerful Brands Study published annually with the *Financial Times* and its study of the BrandZ™ Top 50 Most Valuable Chinese Brands.

We intend to achieve this objective by stepping up our training and development programs; by recruiting the finest external talent; by celebrating and rewarding outstanding creative success tangibly and intangibly; by acquiring strong creative companies; and by encouraging, monitoring and promoting our companies' achievements in winning creative awards.

In pursuing these aims, the Group is led by John O'Keeffe, WPP's worldwide creative director. Under John's guidance, gratifying and discernible progress continues.

2010 saw the fourth annual WPPED Cream awards, our internal award program for outstanding work across the Group. Your Company also amassed the second largest points tally at the 2010 advertising and marketing services festival in Cannes for the second year in a row and narrowed the gap to first place (please refer to our website, www.wpp.com, for detailed, accurate calculations). Our objective is to achieve first place. Our performance in the *Gunn Report*, even on an accurately calculated weighted basis, is as strong.

At the same time we are committed to achieving all these objectives as a significantly responsible corporate citizen of the world at large and in the communities in which we operate.

As a parent company, we continue to develop practical principles and policies for our companies' charitable giving and services to the environment, education, the arts and healthcare based on best practice guidelines. We conservatively calculate that the WPP organisation contributed an estimated £14.3 million worth of time, skills, materials and money to social and community causes in 2010, as well as free media space worth £20.2 million negotiated by WPP media agencies on behalf of pro bono clients, making a total of £34.5 million. A summary of the Group's approach to corporate responsibility can be found on pages 125 to 133. Doing good is not altruism or charity, it is good business, when like us you are focused on long-term total share owner return.

Please also see our annual Corporate Responsibility Report on the work our clients and our people do in these increasingly important areas.

Future challenges

A colossal amount remains to be done – challenging our clients, and therefore us. It seems certain that once these objectives are achieved, they will be replaced by new ones. As companies grow in size, most chairmen and CEOs become concerned that their organisations may become flabby, slow to respond, bureaucratic and sclerotic. Any sensible business leader aggressively resists this phenomenon; we all seek the benefits of size and scale without sacrificing the suppleness and energy of a smaller firm. And, for the first time, new technologies now make this possible on a global platform. WPP wants the scale and resources of the largest firm together with the heart and mind of a small one.

And finally...

We entered 2010 with fingers crossed. There were few certainties. Little could be taken for granted.

But in one under-recognised sense, the advertising and marketing services industry is relatively well-placed to



survive and prosper in uncertain times. Not because it's recession-proof – far from it – but because of its very nature.

Every WPP company works in a fiercely competitive sector. Clients have an enviable range of specialist advisers from whom to choose. Client retention demands eternal vigilance and innovation. No agency can expect yesterday's contribution, however valuable, to guarantee security for tomorrow. To remain successful in marketing services, agencies need to be alert to change – indeed, to instigate change – and be among the first to take advantage of it. They need professionals with open and inventive minds – always ready to challenge the status quo and work out ways of doing things better.

These are all qualities that our companies need even in the best of times. So they are, in a real sense, better rehearsed than most when turbulence strikes. Looking back now at 2010, it's clear that our companies employed those inherent skills to remarkable effect; not only to survive and prosper but even to achieve market share gains against almost all criteria.

So it's entirely proper that we should close this report with a note of recognition and deep gratitude to our companies and all their people. It is thanks to their creativity – in all its many senses – that the numbers we are able to report for 2010 are as gratifying and record-breaking as they are. We thank and salute them all.

Philip Lader
Chairman

Sir Martin Sorrell
Group chief executive

Paul Richardson
Group finance director

* This letter to share owners should be read in conjunction with and as part of the management report set out in the section headed Directors' report on pages 111 to 124.



Forward-looking statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the 'Reform Act'), the Company may include forward-thinking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, government compliance costs or litigation, natural disasters or acts of terrorism, the Company's exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK) and the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets). In addition, you should consider the risks described under the caption 'Principal risks and uncertainties' on pages 120 and 122, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Reports from our operating brands

Our business is best understood through an understanding of its constituent parts. On the following pages, the leaders of some of our major companies give thumbnail accounts of their performance and progress in 2010.




12

Advertising agency networks

Ogilvy Group

Ogilvy & Mather

Report by Miles Young (below)
Chief executive officer



This is one of the most exciting periods in marketing and communications I can remember. We can now discern the real impact of digitalization on our world, re-shaping what we do and even why we do it. We can see it not as a mere channel but as a central platform, not just a messaging tactic but the means for creating ecosystems of rich content.

Our own digital strategy is the very opposite of the so-called 'pure plays'. We believe that everything has to be seen as digital; it cannot be separated into a silo. Digital influence, digital POS, paid-for digital, social selling, digital CRM, e-commerce are all embedded in the fabric of our 360° business model. Around the world we now have over 4,000 staff who might be called 'digital natives', whose work is highly specialist, but who are completely integrated into the strategic process.

We were joined at the end of last year by our new chief digital officer, Brandon Berger. One of Brandon's roles is partnerships with Google, Twitter, Groupon, Facebook and Apple. With them, we are exploring both the opportunity for innovation but also better ways of adding strategic and practical value – beyond so much that is merely theoretical or tactical – to our clients' businesses. Integration is the key here; and our unique structure – with disciplines genuinely under one roof and operating as one – gives us a compelling offer.

In essence, what we are seeing is the arrival of a new agency model, where we move from being the generator of messages to the producer of content. Our new work for UPS, for instance, is premised on digitally-enabled content which positions the company right at the heart of logistics, seamlessly meshing lead generation with image building. The *Smarter Planet* program for IBM is a massive publishing venture, much more than an advertising one, where traditional definitions of who does what have simply disappeared, and where public affairs and advertising speak the same language. Branded entertainment assumes a new centricity in this model: our strategic partnership with content market leader MIPTV puts us at the center of the debate; and through the year Ogilvy Entertainment has exponentially increased its production of content and programming.

Content and thought leadership are inextricably linked. OgilvyEarth was recognized as the top sustainability agency, by Verdantix, an independent consultant firm, after just one year of operation. We launched Ogilvy Noor, the first Islamic branding consultancy, which attracted huge interest as it sought to highlight the impact of the world's 1.8 billion Muslim consumers.

'What we are seeing is the arrival of a new agency model, where we move from being the generator of messages to the producer of content'

2010 was a year of creative success. We won 57 Lions at Cannes, a big increase from last year. Our performance at the other major international shows was also consistently double-digit: 31 London International Advertising awards; 17 Clios; 17 DMA Echos; and 14 One Show Pencils. Particularly to be noted has been the exceptional performance of the Latina region, which dominated the El Ojo de Iberoamérica Awards and was named Best Creative Network of the Year.

'The work' is what wins assignments; and we had an exceptionally strong year in new business. Global clients gained included Bayer, Coke Zero, the global business of Kimberly-Clark for Huggies, Kotex and Depends, InterContinental Hotels Group, Unilever's corporate business, Brand Mexico and Expedia. This robust performance was mirrored by local offices, and meant that we ended the year financially well above our budget targets. As a result of these successes, many of our offices were recognized as Agency of the Year in their markets, including: Argentina, China, Colombia, Costa Rica, Dubai, Germany, Guatemala, Hong Kong, Malaysia, Mexico, Poland, Singapore, South Africa, Tunisia, Ukraine, the UK and the US. Three offices deserve special recognition for defending their best-in-region titles: Ogilvy Africa retained its crown as AdFocus African Advertising Agency Network of the Year; Ogilvy Paris was once again named European Agency of the Year at Eurobest 2010; and Ogilvy Mumbai was named

Creative Agency of the Year for a second year running at the Media Asia Awards.

One of our networks which is not called out separately in this report but which plays a significant role in this success is RedWorks. RedWorks is our global production business, committed to helping Ogilvy's clients find efficiencies in the delivery of their communications. With 49 offices worldwide, it ensures global consistency, cost-effectiveness, and that every deliverable will be crafted to the highest standards of Ogilvy.

In 2010, we fully integrated Ogilvy Government Relations in Washington, formerly the Federalist Group, into the Ogilvy network, giving us and our clients unmatched access to Capitol Hill.

Our biggest structural initiative this year has been in healthcare. Ogilvy & Mather's healthcare group merged with US-based CommonHealth, effectively doubling the size and reach of each organization. The new entity, Ogilvy CommonHealth Worldwide, is now a true world leader in healthcare communications, led by chairman and CEO Matt Giegerich, who has just been named Industry Person of the Year by *Med Ad News*. His detailed report appears on page 69.

> "Beyond the BRICs, the Ogilvy brand continues to flourish in the new markets of the world"

In 2010, three new discipline leaders took their posts: Chris Graves for public relations, Steve Harding for activation, and Paul Heath for advertising. Even as we bring our units closer together, we are not melting or diluting our individual strengths. We have found that the best practice is to keep each discipline strong, to focus on being best-in-class in each discipline; while at the same time recognizing that the power of Ogilvy is when we tap their strength as part of a fully integrated 360° offering.

Geographically, we continue to be a highly diverse operation. Some 34% of our staff comes from the BRIC countries (Brazil, Russia, India and China). Our leadership position in the BRICs is a huge asset for us, and one which we intend to leverage and publicize more aggressively in 2011. Beyond the BRICs, the Ogilvy brand continues to flourish in the new markets of the world. In particular, in 2010 we entered into a joint venture with Scangroup to significantly push our business in sub-Saharan Africa and more recently amplified this investment in the region by becoming majority owner of our Ogilvy South Africa operations.

Finally, I want to reflect on our people, our most important asset. As I travelled the world last year, in all four regions, I could not help but feel blessed by the quality and character of our employees. It is a hugely uplifting and privileged experience working with them, and it makes one understand how we are such a powerful brand. My thanks go to them.

OgilvyOne Worldwide

Report by Brian Fetherstonhaugh (below)
Chairman and chief executive officer

By any standard, 2010 was a terrific comeback year for OgilvyOne Worldwide.

Financially, we recovered from a very difficult 2009 and accelerated past pre-recession levels. Our top-performing market was the US, led by our flagship New York office. Encouragingly, every region contributed to year-on-year improvements in revenue and profit.

Strategically, we sharpened our focus on driving customer value and on selling. It paid dividends. We had a banner year in new business wins, adding multi-million new assignments in hotels, logistics, insurance, telco and fast-moving consumer goods.

We continue to advance our effectiveness culture. During 2010 we launched a Global Analytics hub in Bangalore, offering world-class analytics services and extremely attractive economics to clients. This fall we unveiled a comprehensive research initiative 'The Future of Selling' and launched the 21st Century Selling Partnership to help clients get more from their marketing and sales resources.

Our global digital media arm, Neo@Ogilvy, continues to thrive growing to record levels in 2010. Neo's hottest offer is its performance marketing unit which helps clients acquire new customers faster and more efficiently by using real-time optimization.

Our reputation among digital direct agencies remains excellent. In its 2010 survey of over 7,000 digital agencies, *RECMA* ranks OgilvyOne No. 2 in the world in size of digital resources. In addition to Agency of the Year



accolades in Hong Kong, Taiwan, Portugal and Germany, we were named Direct Agency of the Year in the UK by *Campaign* magazine and Digital Agency of the Year in Asia by *Campaign Asia* magazine.

To keep us and our clients ahead of the pack in digital innovation, we have five Ogilvy Digital Labs, located in Singapore, New York, London, Beijing and São Paulo. The labs put together new marketing technology solutions for our clients in areas such as mobile, gaming, social media, CRM and digital point-of-sale.

Creative awards are still an important driver of OgilvyOne's new business success and momentum. We take them seriously. This year, OgilvyOne won a total of 524 local and global awards for direct and digital marketing, up from 427 last year. Key wins include 17 Direct Marketing Association Echo Awards and eight in the Cannes Direct, Cyber and Promotion categories. For 2010, the *Directory Big Won Report* named OgilvyOne Frankfurt the No.1 most awarded direct marketing office in the world.

Looking ahead, OgilvyOne will aggressively pursue digital opportunities in Social Selling, Mobile, eCommerce, Performance Marketing and Digital Innovation. With our commitment to selling at the core of everything we do, we are poised to build on the momentum and reach even greater heights in 2011.

Ogilvy Public Relations Worldwide

Report by Christopher Graves (below)
Global chief executive officer

In 2010 we focused on building further our expertise in social media, in growing our talent base and helping our clients through challenging times.

Ogilvy PR's social media offering continued to grow, doubling its business in 2010. Working with a WPP multi-agency team, the 360 Degree Digital Influence group helped create such world firsts as the 'reveal' of the all new Ford Explorer via Facebook – something which had only ever been done at auto shows in the past.



Knowing that expertise in social media is now mandatory for business, we established an 'Ogilvy Belt' training program to give employees the skills to use digital resources to their full potential. More than 500 employees in more than 20 cities have participated in the tiered program.

Hiring, retaining and training top talent remains a priority. In 2010 our aggressive moving of talent around the world to spread best practices brought fresh ideas everywhere. Top executives moved from San Francisco to Hong Kong, Sydney to New York and Washington DC to Brussels. New outside hires include industry stalwart Stuart Smith as head of the global corporate practice and Brendan Daly, former communications director of US Speaker of the House, Nancy Pelosi, as executive vice president of Public Affairs in Washington. In 2010 we deployed our talent in many diverse projects and campaigns. For example:

- Our Washington office was selected by The Agency for Healthcare Research and Quality, part of the US Department of Health and Human Services, to build a marketing campaign around its comparative effectiveness research. Our differentiated strength lies in deep expertise in social marketing; we leveraged linguistic framing and behavioral economics to move populations toward healthier choices, such as with First Lady Michelle Obama's 'Let's Move' initiative.
- As part of our overall relationship with BP, Ogilvy PR was called upon to create and run a social media strategy to support the company's response during the Gulf of Mexico oil spill.
- The Government of Mexico asked Ogilvy PR to help promote its reputation worldwide as a global business partner and an unrivaled tourist destination.

> "Our aggressive moving of talent around the world to spread best practices brought fresh ideas everywhere"

Integrated efforts with other Ogilvy & Mather disciplines resulted in wins for Unilever, UPS, CDW, TD Ameritrade and the American Bar Association. *PRWeek* US editor-in-chief Steve Barrett observed that our "intention is to integrate advertising and PR services more closely than other networked agencies".

The results achieved in 2010, when we celebrated our 30th anniversary, give us confidence that our global, integrated approach to communications will prove invaluable as the world economic picture brightens in 2011.

Ogilvy CommonHealth Worldwide (full report on page 69)

Report by Matt Giegerich
Chairman and chief executive officer

When CommonHealth, *Med Ad News*' Agency of the Year 2010 and already one of the most formidable healthcare communications groups in the industry, merged its offerings with Ogilvy & Mather's healthcare group, the bold coupling became one of the most talked about agency mergers in years. Though the groups had collaborated extensively over the past 15 years, the formal marriage of the two like-minded, similarly-cultured agencies effectively doubled the size and reach of each organization in the healthcare arena. The result? An entirely new entity, Ogilvy CommonHealth Worldwide (ogilvychww.com), was formed, creating what is arguably the largest, most highly resourced and creative agency in the world of healthcare communications.



OgilvyAction

Report by Steve Harding (top right)
Global chief executive officer

Following a challenging 2009, OgilvyAction entered 2010 optimistic that the work done in transitioning and refocusing our business would provide a platform for a strong year ahead. This optimism proved well founded – our new Global Leadership Team drove an aggressive agenda in exceeding our financial targets with stellar revenue and profit growth across the network and exceptional turnarounds in North America and Asia Pacific as well as a solid performance in Europe, Africa and the Middle East.

This financial performance was underpinned by a number of strategic imperatives, delivered by a seamless collective effort from all parts of our network: We have:

- Aligned OgilvyAction as a more integrated and integral part of the Ogilvy Group.
- Launched our new global proposition of 'Creating Purchase Behaviour' – built around our promise that by understanding the behaviour of consumers, shoppers and retailers, we're able to create the conditions that drive brand purchase.
- Supported this launch with our new visual identity, website and global credentials.
- Focused on strengthening our Shopper, Trade and Experiential capabilities, and enhancing our analytics offering across all disciplines.
- Underpinned this with a drive towards delivering 'Pervasive Creativity' for our clients, through remaining focused on the 'Twin Peaks' strategy of 'Creativity and Effectiveness'.

These achievements have paid swift dividends in terms of our penetration within Ogilvy's global client roster, with some impressive new business wins including Coca-Cola, Kimberly-Clark, Kraft, Kodak, BP, Barclays and Intercontinental Hotels Group, as well as local wins with clients such as Diageo, Grazia and Heineken. In 2011 we continue to have aggressive new business targets to further cement our relationships with major global and local clients.

The global recession has resulted in many clients reassessing their business models and giving greater strategic importance to activation disciplines. In line with this growth, we have extended our global footprint from 64 to 81 offices, and our recent joint venture with the Malone Group in the US has made OgilvyAction a top five activation agency in North America, further bolstering our Shopper and Trade Marketing capabilities and reputation.

So, 2010, whilst successful for us, represents only the start of our ambition. In 2011 we will focus on four core elements:

1. Strengthening our talent pool.
2. Growing our strategic and analytical capabilities.
3. Delivering excellence in our core Shopper, Trade, Experiential and Promotional marketing disciplines.
4. Elevating our creative reputation.

Central to all four is digital, which will increasingly become a key part of OgilvyAction's offering in every region. Specifically, Digital Activation Instore, Social Shopping and Mobile will be areas that we accelerate; our ambition being to define the global agenda.

We believe that this focus, supported by the growth of activation as a fundamental and strategic part of the marketing mix, places OgilvyAction in a wonderful position to ensure we are at the forefront of the global activation arena in 2011 and beyond.

JWT

Report by Bob Jeffrey (below)
Worldwide chairman and chief executive officer



JWT creates ideas that people want to spend time with. And more so than ever, time is the currency defining which brands are successful in today's complex, multi-channel, always-on world.

In a fragile global economic environment – with 2010 being a year of transition out of recession – our single-minded focus on creating ideas that people want to spend time with drove our growth.

Last year also garnered industry honors. We had our best-ever performance at the Cannes Lions International Advertising Festival – 42 Lions – with awards earned for many key global clients, reflecting the breadth of creative talent across the network. Among our Lions: work for Kimberly-Clark and HSBC (via London); Nestlé Kit Kat (via New Zealand); Heineken (via Milan); Ford (via Argentina); and a coveted Titanium Lion for Microsoft (via New York).

We also saw stellar results at the Effie Awards for effective marketing – recognition for delivering campaigns that get results. JWT scored a Grand Effie for Nestlé work out of Australia, as well as a slew of Gold Effies: two for Ford out of Team Detroit; two for JWT New York for work on Schick Quattro and HSBC; as well as awards for the U.S. Marines (via Atlanta); Johnson & Johnson Listerine (via Budapest); and Nestlé (via Peru).

In 2010, we added new clients to our roster, representing a broad range of industries including the technology and media sectors – Bloomberg in the US and Comcel in Colombia – and telecommunications, with Airtel in India. We also won dedicated digital accounts for Rimmel Coty and Simponi. Retail reigned strong; we added mammoth retail chain Pernambucanas in Brazil and Levi's unique second brand dENiZEN in Hong Kong.

We successfully launched Bing, Microsoft's decision engine, in North America and the UK and further expanded our relationship with Microsoft into Brazil and China, focusing on their Genuine Windows product. We also saw growth on Mazda, by taking on its North America communication business.

> Over the past year we have taken significant steps to ensure that digital is an organic and integral part of what everyone does at JWT

Kraft, an 87-year-old client, became even bigger with the purchase of Cadbury (a client for 35 years). The combined company includes some of the world's most famous brands, including Philadelphia, Jacobs and Trident. Meanwhile, we continued to successfully nurture and revitalize enduring relationships with Bayer, Kellogg's, Rolex, Royal Caribbean and Vodafone.

Increasing fragmentation in the advertising industry is making it more difficult for clients to keep their focus on the long-term, strategic building of their brands. One key to our success is the push by David Eastman, JWT's worldwide digital director, to put interactivity and multi-channel thinking at the heart of the network. In early 2010, David was appointed CEO of JWT North America, marking the first time a large agency placed a digital native – in David's case, one with nearly 15 years' experience at interactive companies – in a key leadership role.

Underlying our strategy to multiply our digital dexterity is the concept of 'Hire, Acquire, Educate', and over the past year we have taken significant steps to ensure that digital is an organic and integral part of what everyone does at JWT. The digital talent we have attracted runs from creative technologists and user-experience design experts to branded entertainment and analytics. And these individuals are baking digital in at the idea-conception stage.

We also acquired Digitaria, a 100-person, award-winning digital shop in San Diego, with a strong media/telecommunications client base (including DreamWorks, ESPN, FOX Corp., the National Football League and Qualcomm). Additional acquisitions in Brazil underscore our commitment to high-growth markets and recognize the significant skills that exist there: the full-service digital shop Midia Digital and SEO specialists i-Cherry bolster our digital expertise across the network.

We're seeing the fruits of our labor with more creative work that captures people's attention and greatly extends their time spent with our clients' brands. From expanding use of social media platforms such as Facebook and Zynga to engage consumers with Unilever Lux, to developing innovative new ways to efficiently connect the next two billion mobile users across markets for Nokia, our commitment to create ideas that engage consumers anywhere and everywhere was evident.

Some additional highlights of our work in 2010:

- Developed a spectacularly innovative multi-channel campaign for Diageo, the 'Smirnoff Nightlife Exchange Project'. Incubated and executed in a collaborative global think tank, the campaign joined – and physically swapped – the nightlife experiences of 14 countries in an evening of unique entertainment, propelling our relationship with Diageo into new territory.
- Rolled out Shell's new global campaign, 'Let's Go', across channels into a truly multi-discipline communications platform, with extremely positive results across the globe.
- Launched Energizer Schick's Hydro Razor in the US in April, with sales results in this competitive category exceeding expectations; the European and Asian launches in Q4 saw similarly impressive results.
- Extended our 'Yes, Virginia' campaign in its second year for Macy's department store into branded merchandise, DVD sales, window display installations and a balloon in the Macy's Thanksgiving Day Parade. We're also pioneering digital in the retail environment with an industry first: delivering consumer-oriented video content via mobile phones using QR codes in-store at Macy's.

> We're seeing the fruits of our labor with more creative work that captures people's attention and greatly extends their time spent with our clients' brands

In an important move to fully leverage a global footprint, we're using innovative technology to break down barriers, enabling us to crowdsource talent within our own network of nearly 10,000 employees, and work faster and leaner through virtual environments.

Collaboration and communication are the core objectives of these efforts, making it more efficient, for example, to get an SEO expert from Brazil to work with a digital creative team in Europe, on a blue-chip global client. That is the true power of a global network spanning 200-plus offices in more than 90 countries, among them the emerging BRIC markets and up-and-coming Next 11, where we have had thriving presences for decades.

And to ensure that we never rest on our past performance, we monitor our client relationships via a unique agency appraisal system, ensuring client feedback reaches critical stakeholders to protect and nurture our client base.

Looking ahead to 2011, as consumers spend time with an increasing number of channels and media, JWT will be in all of those areas with outstanding creative, engaging content, pure entertainment, and ideas people want to spend time with.

It will be a year to get things done. I'm not talking about activation – we've already achieved that – but rather bringing to life all of our great ideas, plans, discussions and concepts. Now is the time to DO, and as JWT nears its 150th year in the business, I'm thrilled about leading the entire JWT family in these exciting times.



Young & Rubicam Brands

Report by Peter Stringham (below)
Global chief executive officer



Our goal at Young & Rubicam Brands is to be the leader of 'Innovation in Integration' – the group whose people are recognized as the most inventive in finding new ways to combine big ideas with truly creative execution across all customer touchpoints.

It is, in fact, what many clients need to build their brands and businesses, whether the focus is on geographic diversity or on the need to unify multiple disciplines into the most effective program of communications.

The Young & Rubicam philosophy has always been 'Best Alone. Better Together.' It starts with the recognition that our clients want the best-in-class for each discipline. Young & Rubicam Brands meets that criterion with leading companies across the disciplines. In 2011, there was great progress on many fronts, as you will read in the agency's individual reports.

Our Global Client Partners, some 25 clients, account for 40% of our total revenue. Sixty percent of them use four or more of our agencies. The focus on creating a structure that emphasizes both adaptability and accountability is clearly a key operational imperative.

Over the past few years, we have launched several initiatives to make sure that we can support our mission with the best talent, the most collaborative structure, the strongest leadership, as well as the newest, sharpest thinking in our business. In 2010, we continued to advance the cause.

We created an Annual Global Client Partner Summit, which puts our global client leadership together to exchange knowledge and best practices. Not unrelated, in 2010 we codified the '10 Things That Great Global Client Leaders Do.' This formal analysis of global leadership will help us at every turn, from nurturing the next generation of global leaders to making operational changes that will support these principles.

In 2011, we made headlines (and bestseller lists) again with John Gerzema's second book, *Spend Shift*, an analysis of consumer values changed by the past few years of economic crisis. Young & Rubicam Brands companies accounted for six WPP Atticus Award winners in 2010. And we provided thought leadership on other fronts: with Mark Penn's column in the *Wall Street Journal* and Landor's Allen Adamson's column in Forbes.com and forums like the highly prestigious TEDx with VML, and with *Green Brands, Global Insights*, a collaborative perennial program that involves three of our companies and data from around the network.

Our Raymond Rubicam University, which provides our client leaders with cross-disciplinary, cross-geography experience with clients and prospects is proving so successful that we will conduct three more sessions in 2011 and

> "Our Raymond Rubicam University [is] an extraordinarily important way of both developing skills and promoting collaboration across our companies"

will graduate 90 more students of the program. It's an extraordinarily important way of both developing skills and promoting collaboration across our companies.

We also made headlines this year with the acquisition of the renowned creative network, TAXI (with offices in Canada, New York and Amsterdam), which adds another exciting resource to create innovative integrated solutions, and offers TAXI's client roster the wide range of resources and talent across Young & Rubicam Brands.

Early in 2011, David Sable took over the reins at Y&R, becoming the CEO, when Hamish McLennan decided to return to his native Australia for personal reasons. David not only began his career at Y&R in 1976, he has worked for three more Young & Rubicam Brands companies. For the past 10 years, he has served as the vice chairman and chief operating officer of Wunderman. In addition to his two tours of duty at Y&R, he has also worked at Cohn & Wolfe and Burson-Marsteller, where he served as counselor to the CEOs of some of the world's most prestigious companies. David's experience as a digital pioneer and entrepreneur has made him a thought leader in the field. His return to Y&R makes an easy transition and he is a perfect choice for the future.

Young & Rubicam

David Sable (below)
Global chief executive officer

Y&R began seeding a creative transformation in 2008 with the naming of Tony Granger as global chief creative officer. Since his arrival, Tony has created a true global creative community at Y&R, with new focus and new ways of working together that let our clients benefit from the immense talent we have all across our network.

In 2010, Y&R's creative resurgence gained formidable traction. Around the world, the industry began to recognize the great work coming out of all regions. Y&R was named the No.3 network at Cannes, and our New York agency was No.1 in the US and No.2 worldwide there. The Art Directors Club, the New York Festival, and the London International Awards named Y&R 'Network of the Year', and the agency won more awards at D&AD and Epica than any other agency.

Of course, improved creative product reflects a broader, deeper strengthening of the greater network. We completed the global team with the addition of Sandy Thompson as global planning director. In North America, under the leadership of Tom Sebok, we won the global Goldman Sachs business; brought in Jane Barratt – with both solid digital and large-agency experience – to lead Y&R New York; revamped creative leadership in Chicago and, early this year, at our unified San Francisco/Irvine operations. A new CMO, Chris Hayes, joined at the end of the year, experienced across digital, social media and integrated assignments.

Our EMEA region still faced difficult economic conditions, but the trend is upwards. In late 2010, we moved Jaime Prieto from Y&R Asia to run the region, and he is focused on driving growth. RKCR/Y&R London is a tower of strength for us – a creative powerhouse and, not surprisingly, a strong new business performer. Last year, the agency was named the No.1 agency in the UK in the recently published 2010 *Gunn Report*. RKCR/Y&R was also named Creative Agency of the Year at the London International Awards, won 10 Lions at Cannes last year and was the most awarded UK agency at the 2010 D&AD awards, to name just a few honors. Y&R Frankfurt drove the global win of three major brands from Boehringer Ingelheim. Our investments in Eastern Europe and Russia, including the opening of a new office in Azerbaijan in 2010, have given us double-digit growth in key markets there.



Indeed, our focus on fast-growing and emerging markets is helping our clients build their brands around the world. Strong attention to Asia made 2010 transformative. We made significant hires around the region starting with Matthew Godfrey as president, Y&R Asia; Nils Andersson as CCO Y&R China; Charles Sampson as CEO of Y&R China; and Andrew Dowling, CEO of Y&R Jakarta.

With new regional creative leadership installed in 2009 and new country creative leaders placed across much of the region, we have gained traction creatively. Asia had a creative world-first at Cannes, when Y&R Jakarta won Indonesia's first and only Cannes Gold Lion, making Y&R the top creative agency in the country.

> "Our focus on fast-growing and emerging markets is helping our clients build their brands around the world"

The vitality of the Asia network translated into some iconic business wins, including Tiger Beer, where we bested six other agencies; Republic of Singapore Navy, where we won against a 28-year incumbent; Gap China, where we were entrusted with the important launch of their stores; China Southern Airlines, Harbin Beer and Bacardi.

Australia and New Zealand are also reawakening. The agency won four Cannes Lions in 2010, including Australia's only Design Lion and a Gold Lion in Media. We are the only Australian agency in the *Gunn Report* Global Top 50. Y&R was the most awarded agency at both Melbourne's and Brisbane's Art Directors Club. And in early 2011, Melbourne was named *AdNews* Australian and Victoria Agency of the Year. Here, too, new business was brisk. Thirty new clients came on board, including Jenny Craig, Danone, PricewaterhouseCoopers and V8 Supercars, to name a few, and the agency retained the prestigious Australian Defence Force in the required agency review.

Y&R also continued to take advantage of growth in Latin America, consolidating our position as the No.1 network in the region in 2010. Our agency in the massive Brazil market sustained its No.1 ranking for the eighth consecutive year. Creatively, Latin America once again delivered exceptional and effective work to clients. Our agencies in Argentina, Chile, Colombia, Peru and Uruguay all won Agency of the Year honors. Panama was the No.1 creative agency in its market for the sixth year in a row. Chile, Peru and Uruguay each earned Creative Director of the Year honors. We brought in new creative leadership in Mexico and Colombia.

And now, in the first quarter of 2011, Y&R Latin America has won the pan-regional assignment for FedEx.

Great work strengthened our relationships with key regional accounts and led to numerous new business wins: LAN, Direct TV (Argentina), LG (Argentina and Colombia), ELO Credit Cards, IBGE and Ponto Frio (Brazil), Hotels.com and Sigma Foods (Mexico), OESCHLE (Peru).

In our industry (and beyond), digital has redefined everything we do. Every one of our agencies must be digital – with a digital sensibility, environment, intelligence, culture. With VML as our digital backbone, we are differentiating ourselves both operationally and culturally in a way that no other agency can claim. In early 2011, Matt Anthony – VML CEO and one of its four initial principals – passed the torch to VML president, Jon Cook. In so doing, he renews his commitment to his role as Y&R's chief global digital officer. This rededication will ensure that our entire network has VML's unparalleled digital intelligence, creative and technology credentials, resources and tools integrated into each agency. We have established this as a major priority for Y&R going forward.

In addition to our digital agenda, our plan for 2011 includes a recommitment to company-wide training, a formal reintegration of channel planning into the agency, the establishment of regional operating boards with accountability to a new global executive committee, as well as a revamped and recharged global new business community. We continue our successful drive for creative excellence around our entire network and are driving a global creative development model that allows us to use our best talent across borders. Y&R is in a great position to build on our heritage and strengths and we look forward to continually refining our model to deliver great work to our clients today and in the future.

VML

Matt Anthony (below right)
Global chairman
and
Jon Cook (below left)
Chief executive officer and president



VML soared to new heights in 2010 on virtually every metric. It was a record-setting year in terms of new business wins, growth of long-standing client partnerships, value and diversity of engagements, head count, new office openings, WPP partnership strength, creative recognition and reputation, and overall business growth.

VML's long-time positioning of delivering creative solutions at the intersection of marketing and technology drove our business momentum again in 2010. Our output has never been more balanced – across industries, geography, scale of engagement and business-to-business versus business-to-consumer work.

> VML delivered digital and television content that attracted and engaged consumers on an unprecedented level

We've initiated new client partnerships with many respected brands, including Kellogg, Kashi, Emerson Electric, Sallie Mae, T-Mobile, Abbott, Nature Made, House of Marley, San Diego Zoo, Texas Children's Hospital and Quiznos. For these and other client partners, VML is providing the widest range of work imaginable.

VML's burgeoning partnership with Gatorade has been transformational, pushing the boundaries of digital creativity and customer engagement. VML activated Gatorade's Mission Control, a social media monitoring and campaign analytics hub. We led digital strategy and production for the launch of the G Series and G Series Pro product lines, utilizing the Super Bowl and marquee sporting events, leading the client to declare 2010 the most successful year in the brand's digital history.

As a leader in branded content and broadcast production, VML delivered digital and television content that attracted and engaged consumers on an unprecedented level for client partners such Dell, Hill's Pet Nutrition, Southwest Airlines and Tom's of Maine.

VML's expanded global presence led to one of the most exciting client engagements in recent years – developing a comprehensive new online experience for the Premier League, one of the world's most popular sports organizations.

With nearly 800 employees on four continents, VML launched operations in Italy, Switzerland, the Czech Republic, Australia and New Zealand. New offices are planned for Asia and South America in the coming year.

Creative output for long-time client partners has never been stronger, including award-winning work and prominent campaigns for Colgate-Palmolive, Microsoft, SAP, Waste Management, Pioneer Hi-Bred, Carlson Hotels Worldwide, Xerox, Ford, Simon Property Group, DMC/Copia eReader and Western Union.

VML continues to be in the vanguard of industry thought leadership – notably through a relationship with TED, the organization that provides TEDTalks through its popular TED.com website. As an official license holder for TEDx, VML delivers free, thought-provoking programming year-round through live events and simulcast broadcasts.

VML continues to ride the momentum of our most successful year in business. The bar is set high, and that's right where we want it. Thanks to the dedication, hard work and creativity of each and every VMLer, the agency is poised to make 2011 the most exhilarating year in the agency's history.

Wunderman

Report by Daniel Morel (below)
Chairman and chief executive officer



Never before has Wunderman's mantra – 'All Relationships Are Local' – been more relevant than in today's world of digital connection. Our strong performance over the past 12 months is evidence of that.

As testament to our power as a global network, *Advertising Age* ranked Wunderman the world's largest marketing services agency. Our presence grew to 142 offices in 59 countries, enabling us to execute everywhere and lending further credibility to this mantra.

Advertising Age also ranked Wunderman No.2 on its 2010 A-List of 'Stand-Out' agencies, citing new business from AARP, CVS Caremark, Tommy Hilfiger, Best Buy, Lilly, Cisco and Kodak, ever-growing relationships with existing accounts (Microsoft, Nokia, Burger King, Sears and Citibank) and digital prowess as reasons for our strong showing. Senior creative talent was also recognized in Australia by *Campaign Asia* (Best Digital Creative), in the UK by *Campaign* (Top 10 Creative Director list) and in Austria by *Horizont*, which ranked Wunderman in its top 10 Advertising Agency list. And we were ranked No.1 in the *2010 RECMA Digital Agency Rankings*, based on the size of digital resources.

2010 revenues and profits were strong, surpassing nearly every pre-economic crisis financial milestone. Asia and Latin America, in particular, were hotbeds of activity. Partner companies like **AGENDA**, **Blast Radius**, **Designkitchen** and ZAAZ also excelled, validating our purposeful expansion and successful incorporation of their skills and resources.

Asia is noteworthy because it is a microcosm of the Wunderman value proposition. Its strong foundation is rooted in four key accounts (Microsoft, Nokia, Ford and Colgate), which increasingly draw on the digital and analytics power of the network from **KBM Group** and ZAAZ. With the power of the network behind it, AGENDA won Disneyland, Gap and Pepsi in local Asian markets. Wunderman World Health, a new global service group, captured early traction in Japan, South Korea and China, that led to significant new business from Baxter, Pfizer, Guthy Renker and Sanofi-aventis. We also expanded by acquisition (**Comwerks Interactive**) and partnership with JWT in India.

A global view of talent gives us a nimbleness to serve clients' global and local demands. Furthermore, with 80% of our top leaders in place more than five years, we can better track, manage and move talent – especially our most promising mid-level managers. In 2010, 100+ people advanced their careers and our business through international assignments. In addition, our new Wunderman Zed Academy taps the world's best design and digital marketing schools for the next generation of digital talent.

Analytics remains at our core, especially as our 'All Relationships Are Local' mantra gains relevancy. KBM Group, with a presence in 21 countries, significantly expanded. Global clients like Microsoft and Nokia are leveraging its innovative Tagging Services Center, which creates and tracks tags across bought, owned and earned media. Acquisitions further broadened its service offering: **I-Behavior**'s predictive analytics and SKU-level purchase transaction data optimize performance across all channels; and **Marketing Direct Inc.** deepens existing healthcare expertise. The results were recognized – KBM Group was ranked a leader in *The Forrester Wave*™: *U.S. Database Marketing Service Providers, Q1 2011* with the highest scores in both corporate and global strategy.

We wish David Sable, our former COO, every success in his new role at Y&R, and look forward to working together with our sibling Y&R agency on opportunities to create new value for clients.

Our founder and industry legend, Lester Wunderman, is still active in the company and comes to the office every day.



Burson-Marsteller

Report by Mark Penn (above)
Worldwide chief executive officer

For Burson-Marsteller, 2010 was a year of growth and achievement. Coming off only modest setbacks of the 2009 financial crisis, the gains of 2010 catapulted us past the previous record year of 2008. Over the last four years, through organic growth and improved resource management, we have more than doubled our bottom line.

We believe our continued growth is the result of our DIGS strategy, which is focused on continually driving the firm in four key areas: Digital, Integrated, Global and Strategic. These initiatives, which all start with the idea that communications programs should be 'evidence-based', helped us deliver what PR industry watcher *The Holmes Report* called our "best year for at least a decade." Others in the industry took note as well, including *PRWeek* in the UK, who named B-M the International Consultancy of the Year.

During 2010, we aggressively pursued new top talent. Notable additions include Bob Pickard, APAC CEO (formerly Edelman); Helene Ellison, global Healthcare Practice chair (formerly HealthStar); Jay Leveton, global EVP (transferred from Penn Schoen Berland); Jim Goldman, US Technology Practice chair (formerly CNBC Silicon Valley bureau chief); Margaret Key, Korea market leader (formally Edelman); Chris Deri, China market leader (formerly Edelman); Erica Swerdlow, Midwest market leader (formerly Porter Novelli); Steve Bowen, APAC Consumer and Marketing lead (formerly Edelman); Christine Jones, APAC Healthcare lead (formerly Roche); Peter Johnston, Global CIO (formerly Ogilvy); and Matt Carter, UK CEO (formerly Tony Blair's General Secretary of the British Labour Party).

Our digital approach this year was strengthened by the integration of digital experts from Proof, our digital media group, into every step of the B-M process, ensuring cutting-edge online ideas are a part of every pitch and campaign. The firm has over 120 digital experts worldwide and we have expanded our social media monitoring and advising capabilities. More and more clients are realizing that social media is not just about fun, games and consumer products but can be critical in the big issue battles that shape our day.

We also extended our reach into the C-suite by expanding our Global Strategy Team, which brings together B-M's most senior communications strategists to offer an unparalleled breadth of experience and insight to our clients' most demanding needs. Consisting of leaders like chief strategy officer Don Baer and global vice chair Karen Hughes, both with extensive bi-partisan White House experience, the team has helped win and service new Fortune 100 clients around the world.

We also witnessed a strong resurgence in demand for our grassroots capabilities led by our Direct Impact unit, which posted one of its best performances in several years. During 2010, we expanded our relationship with long-time client The Coca-Cola Company and grew our US-based work for Ford Motor Company to other markets globally.

As the global market for PR communications grows, we continue to expand our footprint so that every client's global PR needs are met. We completed the acquisition begun five years ago of Burson-Genesis India and they are becoming an integral part of the Burson family.

We continue to build and expand our client relationships through achieving top-quality results for our clients. In Latin America, we doubled our Sony Electronics business. In EMEA, we expanded Lufthansa to 28 markets. In the UK, we made history for the Royal British Legion's Remembrance Sunday by getting the first non-musical video into the music video charts.

Our sector-based practices also showed strong upswing, from our bedrock crisis work to our Healthcare Practice that grew 25% in 2010. This year we introduced several new specialty practices to address emerging trends – we are focusing on Energy, Change Communications, Food & Nutrition and Global Government work.

Our goal for 2011 is to build upon the momentum we have established to deliver another year of B-M success.



Landor Associates

Report by Charlie Wrench (page 42, bottom right)
Chief executive officer

Landor pushed past the worst of the recession in 2010, strengthening its global performance across the breadth of our corporate and consumer branding practices.

As ever, our global key client relationships form the bedrock of our business. In this regard, I can report that Landor enjoyed an excellent year with Procter & Gamble, our largest client, not only cementing our role as its appointed design partner across many of their most iconic brands, but also being invited to partner with P&G in its high-profile sponsorship of the London 2012 Olympics. In addition, our agency performance ratings were strengthened in every one of our audited geographies, making it a record-breaking year in the long history of this relationship.

Our partnership with Diageo has strengthened as well, as we worked with the client on a diverse range of new innovation and design projects. And Kraft, with whom we've long enjoyed a solid relationship in Europe, has now become an important client across North America, China and Australia too.

We were also pleased to welcome many new clients to Landor in 2010. General Electric, General Mills, Henkel, Marks & Spencer and SEAT have provided new challenges and sparked fresh thinking in our teams.

As the breadth of our client base grew this year, so too did our offerings in the areas of digital branding, innovation and brand purpose. Across the Landor network, we are flexing and growing to respond to the needs of 21st century brands.

Our peer-leading performances in WPP's Atticus Awards and WPPed Cream Awards were, once again, points of pride for our network, attesting to our leadership within our category. We were also honored to win prestigious internal awards from both P&G and Diageo, as well as earning recognition from some of our industry's leading independent juries, including D&AD, Pentawards and Graphis.

I feel Landor has weathered the storm of the last two years relatively well, and I am confident that we are well positioned to see investment, growth, and renewed momentum as the markets pick up.

Sudler & Hennessey

Report by Jed Beitler (right)
Chairman and worldwide chief executive officer

2010 was another strong year for the Sudler global network. We finished the year on a very positive note, winning seven out of our last eight pitches of the year, including four major global assignments from both US- and European-based multinationals. Our worldwide network proved itself with global wins in primary care, specialty care, orphan drugs and oncology in both established as well as emerging markets.

The Sudler global network is divided into three key regions: The Americas, headed up by co-CEOs Louisa Holland and Rob Rogers, and the EMEA (Europe, Middle East and Africa) and Asia Pacific regions, both headed up by CEO Max Jackson. Ellen Goldman is the global CFO/COO.

The Sudler global network continued to solidify its core offices throughout the Americas, EMEA and Asia Pacific regions with new leadership in Canada, India, Mexico and Australia and new medical education and digital offerings in the UK, Italy, Mexico, China and India. In addition, we expanded our delivery in many of the growth markets of the 'pharmerging' world, including our increased promotional/educational activities in Russia, Brazil, South Africa, Korea and the MENA (Middle East/North Africa) region.

Three initiatives during 2010 highlighted the ever-



changing nature of our industry and the need for our agency network to grow, adapt and evolve:

- The first was supporting the rapidly-evolving generics businesses where many of our clients are currently active. Having developed a global network that includes many of these new emerging markets, Sudler was in the right place at the right time to assist our multinational clients as they began to engage with additional audiences in a new branded environment.
- The second opportunity was to expand on our strength in medical education writing in India and develop that office as an offshore hub for top quality medical writing to support many of our European and Asia Pacific offices.
- The final initiative, which continues in 2011, was to expand our internal digital capabilities under the banner

of Sudler Digital, as well as to extend our digital offerings to our clients. That has been a two-fold process, involving both new hires and new expanded internal capabilities as well as continuing our partnerships with other Y&R and WPP digital companies. In Europe, we have hired new digital strategists and analytics specialists. In the US, we have revamped Sudler Digital, bringing in new strategic, creative and account talents as well as beginning the process of inculcating our digital teams within our existing client groups. In so doing, we are removing the barriers between our online and offline deliveries for our clients and helping to provide a more seamless offering of media-agnostic solutions.

The Bravo Group

Report by Eddie Gonzalez (below)
Chairman and chief executive officer

2010 was a 'fantastico' year for Bravo, under the day-to-day leadership of Eric Hoyt, and continued to establish the agency as a premier player in the multicultural sector in the US.

New business success was the leading storyline for the year. In the highly-competitive new business arena Bravo proved to be superlative: winning Hispanic agency-of-record status on Pfizer (all pharmaceutical brands), CVS Pharmacies and Wendy's restaurants.

Bravo's promise to clients, to help them leverage and profit from the US Hispanic market, is being delivered. The agency's ability to craft insightful strategic solutions, to create compelling ideas and to precisely deliver integrated programs is proving to be very effective.

Equally compelling was Bravo's continued success and growth with key clients. Our relationships with AT&T, Chevron, Nabisco, Pfizer/Wyeth and Wrigley continue to be deep, solid, profitable and full of further potential. By creating a culture of client centricity and bold performance, Bravo is able to align itself to our clients' priorities and successfully deliver solutions that build their brands and their bottom line.

In 2010 Bravo also re-launched its commitment to superior insights and business discipline. Key talent was added in the strategic planning area, and the agency made a significant investment in the *Hispanic Brand Asset Valuator*, the most comprehensive brand study in the US based on Hispanic consumers and attitudes about brands. This investment has paid off handsomely with better counsel to clients and strategically-attuned creative campaigns.



Cohn & Wolfe (full report on page 63)

Report by Donna Imperato
Chief executive officer

2010 was a transformative year for Cohn & Wolfe, marked by game-changing wins, a new global leadership team and a re-energized brand. C&W continued its focus on defining and strengthening the agency, and in turn laid a strong foundation for long-term growth.

Robinson Lerer & Montgomery

Report by Linda Gosden Robinson
Chairman

Robinson Lerer & Montgomery, a New York-based strategic communications firm, provides counsel and tactical services to senior management and directors of companies in virtually every industry. Its wide range of practice areas includes crisis management, regulatory and governance issues, litigation, M&A, bankruptcies, CEO transitions and long-term corporate positioning. Through the outstanding client work by of all our colleagues at RLM, the firm again delivered excellent financial results in 2010.

Among its major successes last year, RLM executed a comprehensive corporate reputation campaign for a prominent global manufacturer. The firm also continued to support several leading global financial institutions in their recovery from the financial crisis and worked with leading healthcare companies on a variety of internal and external communications campaigns. Other high-visibility assignments included CEO transitions in the technology, pharmaceutical and financial services industries.

Grey Group

Grey (Advertising)

Report by Jim Heekin (below)
Chairman and chief executive officer, Grey Group and Grey



In 2010, the revitalization of Grey hit its stride, producing one of the best years in our history thanks to a dynamic creative product, new business success, growth from current clients and an ongoing infusion of world-class talent. *Adweek* captured our momentum with the cover story entitled 'Red Hot Grey'.

Our mantra: 'Grey Famously Effective Since 1917' became a powerful competitive advantage across the globe. It leverages our 94-year track record of effectively building many of the world's great brands coupled with our growing reputation for famous work that permeates popular culture.

Grey made significant strides in elevating our creative performance and award recognition through the work of our Worldwide Creative Council, headed by Tim Mellors, vice chairman of Grey Group and worldwide chief creative director. We earned 20 Cannes Lions in 10 categories from 14 countries of our global network. This was our best showing ever, ranking us among the top 10 winning agencies. New executive creative directors were appointed in more than a dozen countries, underscoring the priority we place on superlative creativity.

Grey received important recognition of the multi-platform creative excellence we are achieving. Grey worldwide and Grey New York were named to *Advertising Age*'s prestigious A-List, comprising the best agencies in the business. *Fast Company*, the respected magazine devoted to the business of innovation, named Grey New York in its '50 Most Innovative Companies in the World' issue in both 2010 and 2011, the only advertising agency so honored. *Creativity* magazine, part of *Advertising Age*, chose Tor Myhren of Grey New York as one of its 'Creative 50', those influential and inspiring leaders who have made the biggest impact across all areas of creative culture. And *Metropolis* magazine called Grey's new headquarters in New York "the model of a 21st century ad agency."

"New executive creative directors were appointed in more than a dozen countries, underscoring the priority we place on superlative creativity"

Grey also delivered one of its best new business performances ever. We expanded our client roster with high-profile new business wins of Panadol worldwide; Red Lobster, DirecTV, Bausch & Lomb, UPMC, The Tuna Council, CB Richard Ellis, Ortega Foods and Cryovac in the US; Sony, Brother, Lucozade, Findus, Schweppes, Schlecker, Santander Bank, InBev and Pfitzer Foods in Europe, Middle East and Africa; Reliance Communications, Chang Yu, Hutchinson Wampoa, Telekom Indonesia and JoEun Sangjo Korea in Asia Pacific; and Hasbro, Mead Johnson, Heineken and SENAC Brazil in Latin America.

The bedrock of Grey is its long-standing dynamic partnerships with global clients. Many of our top clients grew in agency revenue, some by double digits, and we were awarded significant new brand assignments from Procter & Gamble, GlaxoSmithKline, Eli Lilly, Boehringer Ingelheim, Playtex, Allergan, AXA, Pfizer and Coca-Cola.

Grey's flagship agency in New York accelerated its forward momentum. Tor Myhren, our award-winning chief creative officer, was promoted to president, the first time a creative executive has held this post. Highly-acclaimed integrated campaigns for CoverGirl, Pantene, Febreze, DirecTV and Canon gained broad recognition and success. Once again, the famous E*TRADE 'Talking Baby' campaign set new records for popularity and effectiveness in the Super Bowl as did our work for the NFL. Together, they dominated social media, generating millions of dollars in free publicity and media buzz.

Four Grey New York print efforts were named the most effective magazine ad campaigns of 2010 in their categories: Latisse, Pantene and CoverGirl twice, ranking first on the *Affinity Vista* index of ad recall, brand association and actions taken. We also produced the single most memorable print ad of 2010, according to Starch, the measurement service, CoverGirl featuring Ellen DeGeneres, with 91% recall.

Grey EMEA, under the leadership of David Patton, compiled a strong new business record fueled by a resurgent creative product. Grey London received the highest score of all Group agencies from *Campaign*. Both *Marketing* magazine and *Campaign* short-listed it for Agency of the Year thanks to world-class campaigns for Honda, Toshiba and the British Heart Foundation.

Once again, Grey's *Eye on Asia* proprietary trends study opened a window into consumer psyche and provided valuable insights to marketers across the region. This ongoing effort, spearheaded by Nirvik Singh, chairman and CEO of Grey Group Asia Pacific, continues to showcase Grey's thought leadership in the world's media.

Our Worldwide Planning Council, under the leadership of Suresh Nair, director of global strategic planning, continued to build Grey's pre-eminence in consumer insight. We will soon launch a next-generation communications planning platform that combines strategic planning with channel and digital planning.

Grey remains ranked among the top tier of global advertising agencies because of the reach and resources of our network in 96 countries. Our blue-chip client roster counts one-fourth of all Fortune 500 companies and our capabilities to launch and sustain leading brands are expanding to meet the needs of the new media landscape.

Today we are producing leading-edge creative work across platforms, breaking new ground in brand experience and building relationships. Please go to www.grey.com to see our successful case histories across countries, cultures and the media spectrum.

Grey enhanced its ability to harness the social power of the internet to reach today's consumers as the democratization of technology continues at warp speed. Our mandate is to place digital at the core of our business. We recruited renowned digital leaders such as Josh Golden, our first chief digital officer at Grey New York; expanded our digital centers of excellence in all regions, building them through investment and acquisition and strengthened our synergy with G2 Worldwide.

We are delivering a seamless, integrated offering that unites the creative expertise of Grey with the activation expertise of G2, resulting in dozens of joint projects and new business wins across the globe.

As we enter 2011, Grey is an agency on the rise. Our talented, passionate, committed employees have wholeheartedly embraced the goal of becoming a truly great agency and our winning strategy has put industry leadership well within our grasp.

G2 Worldwide (Activation Marketing)

Report by Joe Celia (below)
Chairman and chief executive officer, G2 Worldwide
Vice chairman, Grey Group

G2 Worldwide had a very successful year in 2010, highlighted by positive growth and continued evolution across the entire organisation. Our accomplishments were driven by G2's focused and energetic worldwide staff, who contributed to the expansion of our relationships with key clients, as well as the addition of important new clients and assignments to our growing portfolio of businesses.

> "G2 has been devoted to helping our clients progress beyond traditional forms of marketing communications to more measurable forms that are better targeted and interactive"

Since our inception as the first specialised agency network to launch globally with a dedicated focus on brand activation, G2 has been devoted to helping our clients progress beyond traditional forms of marketing communications to more measurable forms that are better targeted and interactive. More than ever before, the marketplace recognises the critical need and value of branding beyond advertising. And today, G2 is firmly



established as a top global player in this increasingly important space.

G2's top 20 clients accounted for the lion's share of our total global revenue, and the strength of our client relationships is a testament to the intelligence and commitment of G2's worldwide staff.

In 2010, we continued to build upon our partnerships with our stable of key multi-market clients:

- We expanded our global relationships with GlaxoSmithKline's Panadol brand in Asia Pacific, EMEA and the US.
- From a strong base in the US for Heineken, we won new assignments in the UK and Russia, as well as expanded our engagements with Heineken in the Caribbean and Central America.
- In the EMEA region, we won new business assignments from Commerzbank AG and Paradores Spain, and expanded our client portfolio within the automotive and financial services sector.
- In the US, we won the agency-of-record business for Aetna B2B, expanding our already strong partnership with the premium insurance brand.
- Across the globe, we gained incremental assignments from P&G and BAT for a range of brands.

In addition to strong ties with existing clients, G2 also added a number of new clients/brands to our roster:

- In Asia Pacific, G2 Japan won creative duties for Nippon Becton Dickinson, in addition to several other high profile assignments from new and existing clients throughout the region.
- In the US, we experienced noteworthy business development successes, with wins including the digital agency-of-record assignment for Hertz; the promotional/experiential assignment for Southwest Airlines; and direct mail and digital duties for Capital One US Credit Card Services.
- And we welcomed new multimarket relationships with LG and Vodafone.

Our reputation within the industry continues to grow, especially as a strategic partner to clients and agency collaborators, thanks in no small measure to our newly launched positioning, 'Maximizing Brand Commitment', along with a suite of tools and processes. Our new proprietary planning process, G2 Pathfinder, maps consumers' purchase decision journeys onto which we overlay compelling creative ideas, synthesising them into innovative, powerful and focused communications plans that determine when, where and how to communicate most effectively.

We were ranked No.5 in the 2010 *Promo 100*, and ranked No.2 in the Retail Specialty area of the same list. We were ranked in *The Hub*'s annual Top 12 agency report for Shopper Marketing excellence. And we were once again named to *B2B Magazine*'s Top Agencies list.

Around the world, G2 agencies garnered award recognition for our creativity and innovation, including a Gold POPAI/OMA Award and the P&G Beauty and Grooming Best Digital Innovation Award – Mobile Innovations for CoverGirl; a Gold REGGIE for Heineken's Dos Equis brand; a Gold Effie for Campbell Soup Company; a Gold at the Promotion Marketing Awards of Asia for Shell from G2 Malaysia; and a Gold Award from New York Festivals for the Diesel/Rockin' Dots transit campaign from G2 Japan.

We had a good showing at Cannes in 2010, with G2 Argentina winning three Lions Awards for Playboy, while G2 Japan was shortlisted twice in the Outdoor Lions Category.

A key priority in 2010 was continuing to build our senior management ranks, and we strengthened our worldwide leadership teams in virtually all regions across the globe.

There were major additions and elevations in EMEA: Pietro Leone, who served as COO for G2 EMEA since 2009, was elevated with the added responsibilities as CEO of the region. Building on the strength of G2 EMEA's UK presence, Tim Hipperson joined as CEO, G2 UK. Stefan Kniess was elevated to the new role of CEO, G2 Germany, unifying G2 as an independent entity, co-existing with Grey under the Grey/G2 Group in Germany.

In line with our dynamic growth strategy, we reinforced our total communications offering and expanded our global capabilities through the acquisition of Greater China's leading shopper marketing consultancy, DPI, which has been renamed G2 DPI.

We continued to expand our digital capabilities in South America with a strategic partnership between G2/Grey Argentina and 451, a leading interactive shop in Latin America, consolidating digital operations of the two companies.

For the third year in a row, G2 devoted its global pro bono efforts to Save the Children. In 2008 and 2009, G2 partnered with the charity to build a school in Mali, Africa and establish a community well to provide clean drinking water. In 2010, G2 sponsored 10 children around the world, launching a Facebook campaign to drive awareness and donations.

Looking ahead, we will continue to bolster our communications planning offer, led by Jim Taylor, our global communications planning director based in the G2 EMEA headquarters. Additionally, Jonathan Dodd, global chief strategy officer, continues to drive greater prominence for our shopper marketing capabilities around the world.

Maximizing Brand Commitment for our clients has long been at the heart of what G2 does. In 2010, we put into place the right tools and the right people to ensure that the next decade of our history will be as fruitful and productive as our first.

United Network

Report by Ewen Cameron (right)
Chief executive officer



2010 was a positive year for United's continued quest to define itself as the micro-network of choice for WPP's global clients.

Sra Rushmore in Spain acquired additional international assignments from clients Coca-Cola and Diageo. 1861 United Milan continued to be the creative focus of pan-European work for Vodafone and Sky Italia. Berlin Cameron United contributed to the successful Group pitch for blue-chip client Mazda, and Cole & Weber United's global work for the International Olympic Committee was universally recognized as one of the creative hits of 2010, with Cannes and One Show awards.

At a regional level, BTS United in Scandinavia won 13 additional client assignments in 2010, and dominated local creative and design awards. In Belgium, LDV United's year was crowned with a high-profile creative campaign for the City of Antwerp. In Paris, changes in senior management necessitated a restructuring of the agency which has paid off with some impressive new business wins including, most recently, Clarins.

> 2011 will be a year where we look to reclaim our place in the creative awards tables and push for a higher profile

As we look to 2011, we are seeing a great deal of promising new business activity especially out of Berlin Cameron United in New York, where we are focused on converting incremental revenue to profitable growth. Our second priority is to continue to grow our central role in WPP's industry-leading 'client team' structures. Finally, 2011 will be a year where we look to reclaim our place in the creative awards tables and push for a higher profile.


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Bates 141

Report by Tim Isaacs (bottom right)
Chairman, Bates Ogilvy Group Asia Pacific

2010 was a year of changes in organization, strong financial results and deepening commitment to our 'Change Agency' promise.

In 2010, Bates 141 focused its resources on the growth markets of Asia Pacific; specifically on the two BRIC markets, China and India, and on the Next 11 markets of Southeast Asia (especially Vietnam, Indonesia and the Philippines). Our management organization was centered on these three clusters of offices. We put emphasis on getting the leadership working closer to the market opportunities.

2010 was also the year in which collaboration with Ogilvy & Mather on back-end support and financial management moved ahead with greater purpose and vigor. Following the example best set by Bates 141 Jakarta, those offices where the collaboration has been closest have benefited most in being able to concentrate their resources on productive front office services to clients. Client satisfaction and profitability have both been enhanced.

Largely due to these developments, the year's advance in commercial performance was sustained with results coming in well ahead of the prior year and our own budget for the year.

> We continued to invest in thought leadership to provide substance and content to our 'Change Agency' positioning

We continued to develop and promote our 'Change Agency' promise. We had one of our best years in terms of delivering on that promise with work for HSBC, Häagen Dazs, Sampoerna, Heineken, MTV and Virgin Mobile. Our work was recognized at Cannes, where we won a Bronze Lion for Virgin Mobile India; at Asia Pacific Spikes for our 'Vote for Change' campaign from the Philippines; and at the Effies for our work for F&N Dairies Malaysia. We were also named Creative Agency of the Year at the ROI awards Festival for Greater China, and in Taiwan we came top of the *Campaign Brief* rankings.

We achieved some notable new business success during the year: Four Seasons Hotels & Resorts in China; Proton cars in Indonesia; Johnnie Walker and Vietnam Post in Vietnam; Colgate and MTV in India; LG mobile in Taiwan; and Fuji Xerox in Hong Kong.

During 2010 we continued to invest in thought leadership to provide substance and content to our 'Change Agency' positioning. Key initiatives included *2010 Changes from the Streets of Asia*, *From Little Emperor to Bird's Nest Generation* – a paper on China's youth – and *Reverse Filial Piety* – a paper on the Hong Kong silver market. Our regional planning director for Asia, Dheeraj Sinha, published a book on the changing Indian consumer, *Consumer India*.

Once again, our *Change* dictionary was well received and underscored our positioning in a populist way. We will continue to marshal our philosophy and operations around understanding, harnessing and creating 'Change' for our clients across Asia in 2011.

In closing, a final word on 'Change for Good' in the communities in which we work. In 2009 we launched ChangeRally as a Bates 141 activation tool to create positive change in society. In 2010 our most notable programs were 'Vote for Change' on behalf of the 100,000 street children of Manila; the Sunrise home for children film project in Cambodia; and the 'Room to Read' program in Singapore to promote literacy and gender equality in developing countries.



Media Investment Management

GroupM

Report by Irwin Gotlieb (right)
Chief executive officer

By the end of 2010, GroupM once again found itself the undisputed worldwide market leader among all global media agency networks. RECMA, the independent organization that measures media agency sector operations, reported that GroupM held almost a 29% share of the total measured volume among all its competitors with $73.3 billion in worldwide billings. In its report, RECMA said: "GroupM is leading the race by a considerable margin (almost 30%) on its closest challenger".

The primary goal of GroupM is to provide support for each of our operating companies – **Maxus**, **MEC**, **MediaCom** and **Mindshare** – as both a parent company and collaborator. We focus on activities that benefit our clients, such as trading, content creation, digital communications, new business, finance, proprietary tool development and other critical capabilities.

Like all companies, GroupM felt the impact of the global economic recession that began in 2008 and lasted into 2010, but at the same time we began to see signs of improvement as the year progressed and the economy improved. Our agencies experienced significant new business wins around the globe and also benefitted from varying degrees of organic growth from existing clients. The account wins, along with industry awards, are outlined in the individual agency accounts found in the following pages of this report.

Throughout 2010, GroupM also continued to focus on

> GroupM continued to focus on developing new initiatives designed to...maintain our global reputation as a pioneering influence throughout our industry

developing new initiatives designed to keep our company at the forefront of the media services business and maintain our global reputation as a pioneering influence throughout our industry. This was especially true in the digital communications arena.

We have been at the forefront in the development and deployment of advanced DSP (Demand Side Platform) and RTB (Real-Time Bidding) platforms. These technologies have been developed in partnership with the MIG, our Media Innovations Group, along with our WPP technology partner, 24/7 Real Media. These developments will become increasingly important during 2011 and beyond as more of our clients' investments shift to digital media and the focus of the investment shifts to identifying and acquiring highly-



targeted audiences. These platforms also rely on robust data capabilities, which we have developed in conjunction with our partners at 24/7 Real Media.

GroupM showed progress in several other areas throughout 2010. For example, in the spring we launched a new division dedicated to corporate trading. Dubbed the **Midas Exchange**, the unit is dedicated to helping our clients secure media credits in exchange for underperforming assets. The Midas Exchange was formed at the request of clients who asked that WPP, in cooperation with GroupM, enter the corporate trading arena to complement current services, seamlessly deliver a media plan consistent with objectives and be fully accountable for the total media product.

GroupM also took an important step in 2010 to address the issue of diversity in the advertising and media industries. In the fall, we formed a new partnership with the City College of New York designed to identify and cultivate college students for careers in the advertising industry. The program, called the GroupM Professional Development Initiative, is available to students in CCNY's Advertising/Public Relations Program with an emphasis on undergraduates with ethnically-diverse backgrounds.

In other areas, GroupM continues to be a leading prognosticator of worldwide advertising spending in both traditional and digital media, issuing several *This Year, Next Year* forecast reports throughout 2010. Last year we published local forecasts covering the UK, Russia, China and India, as well as a worldwide report that received widespread press coverage and was presented at the annual Global Media and Communications Conference, hosted by investment bank UBS in New York. The worldwide report, traditionally issued early in the year, is then updated and released about six to eight months later. We also published *Interaction 2010*, our fourth annual point of view on the state and future of the digital media marketplace with an analysis of what it means for the world's largest advertisers.

GroupM also remains active in branded entertainment

> "We continue to act as a catalyst in advancing the media landscape for the benefit of our stakeholders and our clients"

and content development, with specialty units at each of our agencies producing a wide range of engaging, results-oriented projects such as webisodes and reality TV shows. In one of the most interesting and important projects of the year, **GroupM Entertainment** played a key role in the production of a new *We Are The World* song and video, which reprised the iconic 1985 anthem. The project's purpose was to benefit the Haitian earthquake relief efforts and the rebuilding of Haiti. GroupM Entertainment served as an executive producer along with famed music producer Quincy Jones and singer/songwriter Lionel Richie. The world premiere of *We Are the World 25 for Haiti* aired during NBC's coverage of the Opening Ceremony of the Vancouver Winter Olympics in February.

Overall, in 2010, GroupM made important and substantive strides toward strengthening our position in the media services marketplace. We continue to act as a catalyst in advancing the media landscape for the benefit of our stakeholders and our clients. Our goal is to take an aggressive and progressive stance toward any and all initiatives that will improve the competitive advantage we bring to our clients.



Maxus

Report by Kelly Clark (below right)
Chief executive officer

As we look back over the past few years and the difficult environment we've faced, we've learned some important lessons. And importantly, our clients have reminded us of what matters most.

Creativity and innovation

If the work isn't great, it just won't break through. Maxus India has been leading the way for us in this area, winning a record number of industry awards for their work with clients including Nokia and Vodafone. Our agencies in Poland, Russia, the UK and the US have also performed particularly well over the last year. We will place an even greater emphasis on innovation in 2011 and we've launched our new internal awards program, the Maxus Magnets, which will reward the best work from our network.

Experience they can count on everywhere

Our clients need us to deliver effective solutions for them everyday around the world. In 2010, we launched new Maxus agencies in Ireland, Hungary and Mexico. We formed a partnership in the Middle East with WPP agency BPG. We launched our third China office in Guangzhou, our fifth India office in Kerala, and our third US office in St Louis. Our network now spans more than 60 offices in 50 countries. We expanded client relationships to new markets, including Chrysler, Fiat, L'Oréal and UPS. And we won new global clients like Bausch & Lomb and Shangri-la Hotels & Resorts.

Accountability and measurement

Helping clients quantify the impact of marketing investments is at the heart of our Relationship Media proposition. We've made major investments in people and tools. We hired Martin Lawson from digital agency i-level as our global director of data and insights. We developed a proprietary approach to tracking and optimising the journeys that consumers make online, and we'll be rolling this out globally in 2011.

Better value from their media budgets

We choose not to compete for business when price is the only criterion. But delivering improved media value is an important part of our offer, and in 2010 we built a strong global trading structure led by Alan Hodge. Alan was previously GroupM's European trading director and was recently recognized by Campaign magazine as one of the industry's top 10 media buyers. He and his team make sure our clients get the best from GroupM's unmatched scale, trading expertise and technology leadership.

Real integration

Many agencies have silos of narrow specialists in areas like search and social media, all working independently. As an agency born in the digital age, we've eliminated the false boundaries between digital and traditional media. We have specialists but they are fully integrated in our client teams. We pioneered this approach with BT in the UK, bringing our media planning and implementation teams together with experts in search, digital display, social, data analytics, mobile and direct response. We'll adopt this approach across our network in 2011.

> "As an agency born in the digital age, we've eliminated the false boundaries between digital and traditional media"

Effective partnerships

Clients want their different agency partners to work better together. Collaboration is part of our DNA. In 2010, we started working more intensely on shared client projects with WPP companies including Ogilvy, ZAAZ, Geppetto and Kantar Media. We work just as well with many exciting agencies outside of WPP. Clients have told us this is a real advantage.

As I write this report, most economies around the world seem to be recovering well from the economic difficulties of the past few years. RECMA, the independent organisation that measures media agencies, has again named Maxus the fastest-growing global media network in 2010. Our client relationships are strong and our people have performed brilliantly. Because of them, I'm more optimistic than ever.



MediaCom

Report by Stephen Allan (right)
Worldwide chairman and chief executive officer



After the global economic crisis of 2009, 2010 began with some degree of uncertainty. Our clients generally remained cautious about their spending, and client procurement and finance functions placed more emphasis on cost management. What was certain were the continued global shifts in economic, political and social power. These shifts are impacting upon our own business globally and we are adapting swiftly and successfully to manage and to capitalise on this trend.

In terms of new business, we had a particularly satisfying year, with some encouraging client wins and many fantastic client retentions such as Electronic Arts in Europe (where we also added new markets), GlaxoSmithKline and COI in the UK and the renewal of our global contract for VW Group, our largest client. Significant new client wins included Revlon and The Travelers Company in the US, Peek & Cloppenburg in Germany, AB-Inbev and Swatch Group in China, IAG and Yum! Brands in Australia, and Bayer AG and Fast Retailing in Russia. These accounts alone contributed nearly half of over $1 billion of new business that we won during the year.

With regard to client retention, our business record in 2010 was generally good. However, we faced major disappointment at the end of the year with the loss of our GSK assignment in the US. Despite many other achievements and successes throughout the year, it illustrated the fierce competitiveness of our industry at a time when advertisers remain cautious about spending.

Building on our development in 2009, we continued to progress as a network by adding new hires to our talented team at global, regional and local levels. Key appointments have included our CEO of the APAC region, Alex Crowther, and local CEOs Gerardo Mariñas in Spain, Ian Manning in South Africa and Jamie Edwards in Canada, and senior hires to our network team including Dominic Guba as global head of Trading.

Our global best practice goes from strength to strength. The summer saw the launch of GSIP (Gold Standard Implementation Planning) to ensure that we continue to provide the same consistently high service for our clients anywhere in the world – success that has been recognised and reflected by our incredible 237 industry accolades in 2010.

Alongside 104 award wins from 24 different countries, we were delighted to receive two more Global Agency Network of the Year awards. The first came at the Festival of Media Awards in April, followed by a second consecutive year of success at the *M&M* Awards in London in September.

There have been some notable performances by many of our local operations. In particular, MediaCom Australia enjoyed an amazing 'turnaround' year, winning pitch after pitch following significant changes and restructuring under the new leadership of CEO Toby Jenner and COO Marc Pejic. The agency was recently named Agency of the Year, along with our offices in Korea, the Philippines, Scotland and Sweden, which also gained Agency of the Year accolades. While it is nice to put trophies in the cabinet, more importantly it proves that we have delivered strong business results for our clients.

Measuring the agency as a whole, 2010 saw us move up a further two places to No.3 in RECMA's *Overall Activity Billings Report*; a clear sign that we are progressing as an agency and are moving closer to our stated ambition of becoming the global No.1. Additionally, we have maintained our position as the No.1 global agency for integrated interaction services.

We have set ourselves high targets for 2011, meaning growth in all areas. In a time of a constantly changing media landscape, we will be challenging ourselves and our clients to be bolder, braver and to do new things, in new ways. This behaviour will be borne out of company strength and is built from within, and as our 'People First' mantra suggests, at MediaCom we value personal development very highly. Inside the agency, 2011 will see a continued investment in and focus on the learning and development of our staff – at all levels.

Looking forward, I believe that 2011 will be exceptionally exciting and full of opportunities for us as a business. As last year's awards successes prove, we are capable of producing world-class work, right across our network. This fills me with enormous optimism about our prospects for the year ahead.

MEC

Report by Charles Courtier (below)
Chief executive officer

MEC delivered a major turnaround in 2010. Of course, it comes off the back of a very difficult 2009, but nonetheless we made significant progress.

Growth makes the world go round. Looking around the MEC world this year; EMEA came back to growth after a torrid 2009. Asia Pacific and Latin America both delivered growth in the double-digits. For the second year running,



Latin America is MEC's fastest-growing region. North America also turned their fortunes around and delivered growth in 2010.

Our new business success was characterised by strong local market performance as opposed to international wins where the activity was much lower this year. A number of markets had particularly strong performances – India, Italy and Russia have tremendous momentum. We added more than $1 billion in billings.

It's not just about new business though; the improving year meant increased activity from right across our client base. This naturally played a huge part in our success.

Keeping pace with the communications storm occupies a lot of our waking hours. We continue to innovate, adapt and change our organisation and product to stay ahead.

We launched our view of the future, *Are you in control enough to let go*?, to widespread praise as genuine thought leadership and a demonstration of the courage of our convictions.

' A number of markets had particularly strong performances – India, Italy and Russia have tremendous momentum '

To deliver an integrated 'Paid Owned Earned' product we re-launched our MEC Navigator process, training over half of staff globally in two-day courses. We created the Client Leader Forum as the driving force of our client-centricity program.

Trading is a crucial part of our business. We got better organised and invested in this vital area of MEC, alongside GroupM. The appointment of Keith Tiley as our director of Trading is key to this.

As Asia Pacific takes an ever more pivotal role globally, the region enters a new management phase under the leadership of Stephen Li.

We launched our new Analytics & Insight offer, combining all of our consumer insight, data and ROI specialisms, with new A&I leaders announced in the US, Latin America, China, the Nordics and Belgium among others.

Our digital resources continue to deepen and broaden with eight new leaders in Asia Pacific alone and Social & Emerging Platform leaders announced in the US and EMEA.

Training was stepped up versus 2009 as we continue to develop and invest in our talent. We also launched a bespoke e-learning platform, MEC Learning.

So, a successful year. We got back on track and drove forward our agenda and ambition. As always, this is testament to the thousands of MEC people all around the world – they are the ones that make everything happen. This was a much more rewarding year for us all.

The early signs for 2011 are positive. We start the year with predicted good revenue growth, product initiatives, some key senior hires and a strong new business pipeline. MEC is confident and enthusiastic about the year ahead.

Mindshare

Report by Dominic Proctor (below)
Chief executive officer

2010 was a remarkable year for Mindshare.

Through the hard work and dedication of our teams around the world we managed to win many new clients, including L'Oreal, Boehringer Ingelheim, CVS, Abbott, Radio Shack, Air Asia and Mexico Tourism. Winning new accounts (and keeping old ones) is still the clearest sign of success and momentum in the agency business. By this measure we had a very strong performance in every region in the world.

The most successful regional performance was from North America. Under a new management team, the business grew considerably in 2010, its best ever performance. Highlights included the winning of Unilever's business in Canada, to add to the US business. Indeed, the conclusion of the global Unilever review was a real highlight for Mindshare as we won or retained the account in most world markets after a fiercely competitive pitch.

Clearly during the last two years media pricing has been an even bigger focus than usual. We are fortunate that as part of GroupM we are part of the world's biggest buying group, so we have always been extremely competitive on that front.



As the global media markets recovered we were able to invest back into other areas of the business. For example, we made a lot of significant hires in Business Planning, a discipline which our clients are encouraging us to expand. As the world becomes more fragmented and chaotic we need to provide simple and clear advice on how to optimise marketing expenditure.

There was also a big focus on digital media, our fastest-growing activity. Bringing digital talent into the agency is a big priority for us and our clients. During 2010 we developed very successful digital initiatives for LG, Unilever, Ford, Nike and American Express, amongst others.

> "The development and management of original content for clients is increasingly important for cutting through the communications clutter"

The third broad area of focus in 2010 was our Content business. The development and management of original content for clients is increasingly important for cutting through the communications clutter. We won many awards for this work, including a Gold Lion at Cannes for First Direct. It will be important to continue to develop this practice.

Talking of awards we also won Agency of the Year in many countries including Belgium, Turkey, Netherlands, China, Hong Kong, India and Singapore. This is a real testament to the dedication of our staff as well the support of our clients and friends. 2011 is shaping up to be another very good year!



tenthavenue

Report by Rupert Day
Chief executive officer

tenthavenue is one of WPP's newest entities, with a focus on delivering tailored solutions, be they specific audiences or outcomes. The new group's goal is to deliver relevant content, in environments which reflect the consumer's immediate lifestyle, across multiple devices – whether they are place-based or mobile screens – and with the ability to optimize and measure across them.

2010 was as much a year of planning this ambition for the three WPP companies in the group (Kinetic, Quisma and Spafax), as achieving their own 2010 goals. tenthavenue launched in March 2011 but the three companies worked together as a team in the second half of 2010 to develop tenthavenue's offering to both WPP and third-party agencies and clients.

Spafax

The entertainment and custom content businesses performed strongly, developing new services with existing clients such as Air Canada, British Airways and Etihad, and new client wins with Singapore Airlines and Thai International. The year saw robust media sales in the North American market and improving performances in the Gulf and in Chile.

Outside the company's heritage of in-flight entertainment, but in line with tenthavenue's objectives, the company continues to invest in new services in digital, content and technical services: achieving MPAA (Motion Picture Association of America) approval for the facility in California; and cross-platform digital products (websites, e-zines and apps) for clients in new categories such as Fairmont Hotels, Mercedes and Bombardier.

Quisma

In performance marketing, advertisers and marketers only pay for successful transactions as defined by a consumer taking a pre-defined action, such as a purchase, a subscription or lead. In this area in 2010, Quisma reinforced its dominant position as the leading EMEA performance network, serving billions of impressions monthly in Germany, Switzerland, Austria, Poland and the Netherlands. Services in Spain, Italy, France, the UK and the US are planned for 2011.

Quisma is now the leading pan-European provider of performance-oriented related solutions in search, display and affiliate for major brands across the world such as Expedia, Hotels.com, Dell, Citibank, Ford and other outcome-driven clients.

Kinetic

In 2010, there was a dual strategy of consolidating Kinetic's position as the leading global out of home (OOH) company in all traditional and digital channels, and building a higher-value strategic lifestyle and environment company to ensure that clients receive maximum benefit from the changing OOH environment.

To this end, a dedicated shopper/retail initiative, S2B, was developed in the US, with an EMEA roll-out planned in 2011. As well as launching a mobile Demand Side Platform with GroupM, mobile marketing agency Joule consolidated its offering as a full service mobile agency in both the US and UK with roll-outs planned in other major European markets and China in 2011. This offers end-to-end mobile solutions, from media planning/buying to couponing. In addition, a business and commercial analytics group, Meta, was developed in the US, the UK, the Netherlands and Germany, with clients such as Madison Square Garden in the US and Swiftcover in the UK.

This focus allowed us to deepen the relationship with the core client base from GroupM companies as well as develop additional third-party agency business and new direct clients.

Below, left to right:
Ronald Paul, CEO, Quisma, **Steve Ridley,** CEO, Kinetic, **Rupert Day,** CEO, tenthavenue, **Niall McBain,** CEO, Spafax



Consumer Insight

Kantar

Report by Eric Salama (right)
Chairman and chief executive officer

In 2010 we held our annual management meeting in Boston. There were many good reasons for our location – not least that a number of our most entrepreneurial businesses are based there, employing a disproportionate number of sector gurus, PhDs and young 'digerati' – connected, future-focused, smart, creative, entrepreneurial – in sum, what we aspire to be across the whole of the Kantar world.

As a bonus we visited the JFK Presidential Library and were reminded of the power of storytelling. Fifty years on from JFK's inauguration, the world is crowded by greater complexity and information than ever before. Political events in the Arab world, volcanic eruptions, floods and earthquakes and the explosion of data and views facilitated by companies such as Google, Facebook and Twitter make the need for interpretation, for painting pictures of our times and our futures, for stories which tell the truth of human attitudes and behaviour ever more important, but ever harder.

In uncertain times, our goal remains to use insights into people – as citizens, customers, consumers, influencers – to inspire our clients to make better decisions for the future. Our destinations are clear and it is against these destinations that we measure our progress in 2010.



A house of brands with deeply-connected experts and thought leaders

Clients want deep expertise; people want to work in environments in which what they do is central to the business. Uniquely amongst our competitive set we are structured in a way which facilitates that and in 2010 we began to see the value and impact of this expertise and thought leadership.

> ...our goal remains to use insights into people – as citizens, customers, consumers, influencers – to inspire our clients to make better decisions for the future

In an area such as retail and shopper, Giles Quick and Paul Murphy of **Kantar Worldpanel** have been educating clients that 80% of all incremental grocery sales for a brand come from new users and that changing usage occasions has a bigger impact on long-term sales than any promotions; and Bryan Gildenberg and colleagues from **Kantar Retail** have developed *5 shares* – an innovative way of looking at what advertisers need to do to succeed by increasing share of growth, share of wallet, share of consumer decisions, share of solutions and share of engagement.

In operations, our teams from **Kantar Operations** and **Lightspeed** have responded superbly to the seriousness with which we take data quality by passing ISO standards and developing *InTouch* as a way of improving engagement in taking surveys, carrying out ethnographically-based usability studies on questionnaires and developing relationships across the industry with 'competitors' such as GfK and Market Tools to set industry standards. As James Sallows of Lightspeed said at a recent industry conference, "Your data is ultimately the victim of a survey that does not engage respondents".

In understanding the way that the recession has changed consumer attitudes and behaviours, **The Futures Company** has worked with clients to incorporate those learnings into the way they position their products and services.

And across issues as diverse as the use of neuroscience in advertising testing, the role of social media in forecasting sales of new products, and the way in which segmentation can drive effective product development and engagement strategies – expert teams from across **Millward Brown**, **TNS** and **Added Value** have made much progress this year.

We had many pieces of work which had extensive press coverage, none more so than a groundbreaking global 46-country study of consumers' digital behaviour by TNS;



Above, left to right:
David Geiger, CEO, Center Partners, **Sharon Potter,** CEO, Kantar Operations, **Josep Montserrat,** CEO, Kantar Worldpanel, **Thomas Puliyel,** CEO/president, IMRB, **Janine Hawkins,** CEO, Added Value, **David Day,** CEO, Lightspeed Research

a study carried out by Millward Brown for WPP on the strongest brands in China; a study on 'the new Muslim consumer' conducted by TNS across a number of markets in conjunction with Ogilvy; and a study of teens in the Middle East carried out by **IMRB**.

And we were recognised for the quality of our work and thought leadership in numerous forums around the world with Millward Brown winning special recognition and a host of Ogilvy effectiveness awards from ARF, Kantar Worldpanel and TNS winning Agency of the Year in Mexico and India respectively, and TNS South Africa scooping all of the prizes for best papers in South Africa.

Connecting the insights

Central to our strategy going forward is the desire and ability to connect insights and data, not just collect them. We know that clients are frustrated with too much of their 'data' sitting in silos and we share that frustration. It is inefficient, costly and militates against an holistic understanding of the marketplace and of the link between cause and effect.

We are passionate about our desire to connect insights and are open to working with competitor, client and third-party data to maximise our impact. To do so successfully requires an attitude of mind, technology and an infrastructure which facilitates connecting and people with the appropriate skills. During 2010 we made notable progress in connecting, in each case adding value to clients. Our efforts have been concentrated in four areas:

- **Connecting expertise** – Under a program we dubbed 'Catalyst' we bring together smart, young experts from across our companies to tackle individual client questions, resolve brand issues, or develop growth strategies based around existing expertise and knowledge – all without collecting or commissioning any new research. It is an approach we have taken on numerous occasions in 2010, to great effect.
- **Connecting tools** which we are already providing to clients, e.g. incorporating TNS *Needscope* segmentation into Millward Brown *Link* copy testing so that clients who use both can get the benefits of their segmentation approach in the way they evaluate and develop advertising, or the **Kantar Media** *MARS* study which linked sufferers offline and online behaviour and segmented the population by disease and stage of condition.
- **Connecting our data with our own, client or third-party data** to help provide a more holistic and dynamic view of the marketplace. Good examples are overlaying our second-by-second TV audience behaviour with purchase data from JDPower; linking our attitudinal segmentation with MTS's customer records to provide a more actionable brand strategy for Eastern Europe's largest mobile telecoms provider; linking **Dynamic Logic's** online advertising effectiveness data with social media insights from **Cymfony**; putting our **Compete** software onto Kantar Worldpanel in the UK, France, Spain and linking online and TV viewing data with frequent shopper card data in our Kantar Retail ShopComm practice so that clients can understand the impact which different types of media behaviour have on consumption, or the sales effectiveness of different ads; linking **TGI** media consumption with Worldpanel purchase data.

Connecting digital content – 2010 saw us launching *KTags* as an industry-wide solution, allowing clients to tag all of their digital content and link it to our various databases so as to allow an understanding of who consumes what content and where.

Our ability to connect is unprecedented and the impact we can have on clients equally so.

Greater usability of our work, with insights used to drive better decisions

We all want our work to have impact, to be used by our clients to make better decisions. To achieve this consistently and as a matter of routine requires two things: developing genuine insights with a clear sense of the implications for clients and an ability to communicate those insights/implications in an inspiring way.

As 2010 developed we became increasingly focused on two factors, real-time insights and data visualisation

As 2010 developed we became increasingly focused on two factors, real-time insights and data visualisation:

Real-time insights – We recognise that some data and insights are of value only if they are provided in real-time and that for some types of insights, being 80% correct now is more important than being 100% correct in six months' time. Clients who are launching new products or new marketing campaigns want to be able to adapt and correct them as they happen. So, with clients as diverse as BAT and Procter & Gamble, our cross-Kantar teams have developed ways of monitoring the impact of launches through analysis of social media, brand tracking data, purchase data and, crucially, of synthesising that analysis and providing it to the client and its agencies in a way which allows them to adapt its media and creative campaigns early enough to make a difference.

Data visualisation – Our ability to inspire and communicate depends on the way we visualise our insights. Many insights come alive this way.

Across our group, we are making good progress in this regard. Millward Brown and Added Value have teamed up with outside creative agencies and with internal operational and IT teams to redesign the way in which key outputs will be delivered to clients; TNS's *Digital Life* allows users to interact with the data in novel ways; Kantar Worldpanel and Kantar Media are delivering monthly data and video through iPad/iPhone applications. And just weeks ago we announced a three-year tie-up with David McCandless, the recognised guru of data visualisation, designed to bring in thinking from around the world and help us team up with an extended talent pool. Have a look at www.informationisbeautiful.net to see what we have in mind.

A reputation for innovation

A running theme through much of what has been discussed above is that of innovation. It is no coincidence. As the world speeds up, as the media world fragments and as the ability to capture human attitudes and behaviours becomes more complex we have to innovate at an increasing pace to be able to serve our clients' needs and to retain their respect and our relevance.

The ways we are connecting data and insights, the investments we are making to innovate and roll out cross-media measurement techniques, the development of new tools such as Added Value's *Character Lab* to understand brand character and Millward Brown Firefly to scale qualitative research and develop talent, the development by **Center Partners** of at-home agents to deal with customer relationships, the use of mobile phone text services to collect data in Africa, and the successful setting up of a fully electronic 40,000 person Kantar Worldpanel in China are all examples of our commitment to innovation.

We measure our success in innovating by directly asking our clients and quantifying our progress. But we can also measure progress by the company we keep. We are proud of all of our clients but when clients such as Ford and Levi Strauss work with Added Value around innovation issues; when Google and Microsoft have become large Kantar Media clients working to understand online behaviour and the impact it has on offline purchase; when Walmart works with Millward Brown on issues relating to store-level customer satisfaction, when PayPal and RIM work with TNS in understanding how to segment their customer groups; and when a host of leading retailers and manufacturers adopt **Red Dot Square** as their virtual reality shopping technology of choice, we know we are on the right track.

A culture which is more client- and talent-centric

Our client and talent agendas are inseparable. We cannot succeed with as ambitious a client and business agenda as we have without having engaged, talented people. And it is in the area of talent that we have made some of our biggest progress during 2010.

Our infrastructure has improved. We are in the process of setting up and rolling out a web-based human resources information system which will enable us to track and develop compensation, talent interactions and needs and free up the time of our talent professionals. We have significantly upgraded the quality of our talent/HR professionals with new people coming in as chief talent officers at Kantar HQ, TNS, Added Value and Kantar Media as well as in senior regional roles in Millward Brown and elsewhere.



Above, left to right:
Wayne Levings, CEO, Kantar Retail, **Lynnette Cooke,** CEO, Kantar Health, **Masanori Miyajima,** CEO, Kantar Japan, **Eileen Campbell,** CEO, Millward Brown, **Jean-Michel Portier,** CEO, Kantar Media, **Will Galgey,** CEO, The Futures Company, **Pedro Ros,** CEO, TNS

Most importantly, our management teams have reacted to the disappointing feedback we received from employees in 2009 and have focused on putting in place consistent and forward-looking HR practices and ways of stretching and developing our people. The result has been a significant improvement in employee satisfaction scores during 2010 across many of our businesses and markets and a base on which to build.

Passionate about diversity and our impact on society

We are part of the communities in which we work and live and our work is all about understanding their attitudes and behaviours. As such it is important that we have a talent pool which is representative of our communities and draws on the talent which is available. We have good representation across the business but we are not yet sufficiently diverse at the most senior levels and are determined to be so (e.g. the majority of our employees are women but only 30% of our top management are women).

More broadly we strive to have a positive impact on our society. Partly this comes through our charitable activity which has increased this year with the expansion of our centrally-coordinated UNICEF activity to cover projects in Bolivia, Malawi and Bangladesh and with local activity such as Millward Brown's Habitat for Humanity program. Partly it comes through pro bono work that the likes of Added Value carried out for The MTN Foundation to help it develop a strategy for the introduction of a topical solution to reduce the risk of HIV infection.

But even more importantly it comes from the fact that we have a large stream of business where our clients are governments and NGOs and where the issues we are addressing are ones of societal change and behaviour. Through businesses such as TNS, IMRB and Kantar Worldpanel we have had an exceptional year carrying out high quality work such as the British Crime Survey and winning assignments such as the Out Of Employment Survey in Canada, the primary study of social behaviour in Germany, work for the Ministry of Human Resources in India on the reasons behind the number of out-of-school children and a world first for the French Government, tracking the carbon footprint of packaged goods purchased in France on a continuous basis.

Above-market growth, leading industry margins, more revenue from emerging markets, digital and syndicated work

Our results are laid out elsewhere in this report. We are pleased with the progress we made on margins and in integrating the TNS businesses with resulting efficiencies. Virtually all of our businesses made their budgets in 2010 and we captured the synergy efficiencies we had promised in 2008.

Some, notably Millward Brown, Center Partners, IMRB, Kantar Worldpanel and Kantar Japan, had strong market-share-gaining revenue growth whilst others had new business wins in 2010 that bode well for future years. In the case of Kantar Media, special mention must be made of the four-year EU news monitoring contract, the largest ever awarded in Europe, and of TV audience measurement wins in the United Arab Emirates, Turkey and Romania. Overall, we had too many places where our revenue growth was not what it should have been and we are not satisfied with our overall level of revenue growth, which was lower than that of some of our competitors.

The shape of our revenues changed in the way we wanted it to. Our specialist digital companies such as Dynamic Logic, Compete and Cymfony grew strongly and extended their reach into European and Asian markets. We had some regions such as Latin America which grew fast organically and consistently ahead of peers.

We made some good acquisitions such as Spring to enhance our digital measurement capabilities, and Nigeria-based RMS with a footprint across Africa, which has been integrated into TNS. Millward Brown opened in Peru, Ghana and Vietnam and The Futures Company set up in Latin America.

We extended our syndicated studies in areas such as

> [As a result of our work] we see media plans and creative executions changed, products and services created, developed or repositioned, retail layouts and pricing plans modified in-store, government campaigns to change behaviours, employee and customer engagement programs which address issues we have identified

oncology, health outcomes, media intelligence and futures, into many more markets in Asia and Latin America. To that end we also laid the groundwork for extending our key platforms – media, purchase, digital, internet access – into key markets around the world so that clients will be able to benefit from Kantar Media Compete and Kantar Media Cymfony services in the UK and France, and from Kantar Worldpanel insights in Indonesia in 2011.

And finally...

As Boston's most famous son said, "Change is the law of life." I'm proud of the way Kantar people have adapted to enormous change and are shaping our future. Two years on from the transformational acquisition of TNS we have a clear sense of ambition. We have a framework against which to judge our progress – in creating a more client- and talent-centric culture, in connecting our insights and our expertise and in outperforming our competitors in financial terms.

Unlike other parts of the marketing services industry, our work is rarely made public and it is hard to publicly demonstrate the impact we are having. But privately, we see the growing number of media plans and creative executions which have been changed as a result of our work, of products and services which have been created, developed or repositioned, of retail layouts assortments and pricing plans which have been modified in-store, of government campaigns which seek to change certain behaviours, of employee and customer engagement programs which address issues we have identified. The list is long.

Our success will be in continuing to change but above all, in explaining to our clients the opportunities that change brings for them and helping them benefit from it. Last year I described myself as "pleased but not satisfied" with our progress. This year I am even more pleased and even less satisfied.



Public Relations & Public Affairs

Hill & Knowlton

Report by Jack Martin (right)
Global chairman and chief executive officer



I was honored to be asked to join the Hill & Knowlton team in the fall of 2010. As global chairman and CEO, I look forward to leading the company during one of the most innovative and distinctive eras in communications in many years. With the worldwide democratization of virtually every segment of society, Hill & Knowlton is dedicated to offering enhanced client capabilities with emphasis on key areas such as research, digital and financial services. As client advisors, we are committed to achieving excellence, seating Hill & Knowlton as the 21st century source for the best ideas in meeting the challenges of the global economy.

In 2010, H&K clients took center stage with teams from around the world leading communications for clients such as CGE and Procter & Gamble in their humanitarian initiatives during the Chile earthquake, and for clients and sponsors at the Vancouver Winter Olympics, the Shanghai Expo and World Cup football in South Africa. H&K is playing a central role in a fully-integrated Olympic marketing campaign for London 2012, helping create awareness of the P&G masterbrand in the host market and driving scale and impact across EMEA.

New clients to the fold included Avery Dennison, J&J Ethicon and Dos Equis, and FOX/MGM Home Entertainment joined the new US entertainment practice. Petrobras appointed H&K as global media relations agency and Italy's ENEL win exemplified the firm's global expertise in energy. By year-end, H&K represented the largest Norwegian corporations, a significant nod to H&K's reputation.

"In 2010, PR-centric campaigns dominated the landscape with the rise of citizen media and social networks"

Leading up to the 2010 Olympic Winter Games, H&K Canada supported Coca-Cola Canada and the 106-day Olympic Torch Relay promoting torchbearers and legacy announcements. Wins for EMEA included P&G Wella, Rolls-Royce, Telenor Norge, LG, Abu Dhabi Ports, UCB Pharma, Lundbeck, DHL Belux and RIM. Asia Pacific closed on International Olive Oil, Align Technology, the Government of Singapore Investment Corporation and the US brought in the Department of Health and Human Services, SanDisk consumer, Pfizer and Novartis.

In 2010, PR-centric campaigns dominated the landscape with the rise of citizen media and social networks, and to that end, H&K focused on creating conversations for its clients and offering support and outreach to the marketing community. The firm assisted the Canadian Association of Petroleum Producers (CAPP) on industry-wide programs around Responsible Canadian Energy, driving an international conversation around Canada's oil sands by bringing together serious-minded business, environmental, sustainability, academic, aboriginal and community leaders. Closer to home, H&K was deeply immersed in the Cannes Lions International Advertising Festival as official PR partner, competing for top honors and participating in the judging panel.

Leaner staffing levels from the previous year were fleshed out with significant senior staff hires, underpinning major practices and geographies. Dan McIntyre came on board as global head of healthcare; Ernst Primosch chairman and CEO of Germany; Baey Yam Keng took the reins of Singapore; Alexander Döll for East Africa; Patrick Slevin the new head of Tallahassee; Mauricio Borja as GM of the new Colombian operation; Jeroen van Seeters was promoted to CEO H&K Benelux; and Shoichi Yoshikawa hired as head of Tokyo. Additionally, the newly-acquired Global Hill & Knowlton in Istanbul joined the roster. And proudly, H&K's vice chairman Secretary Norman Y. Mineta, in a testament to his more than 40 years of service to the US, was honored by the US House of Representatives for his lifetime of public service.

At year-end, Public Strategies, Inc. merged with H&K, becoming a subsidiary of Hill & Knowlton USA. Dan Bartlett, newly-named president and CEO of H&K USA and a veteran of the US White House, is driving growth for the new entity, winning transformative assignments. Wexler & Walker Public Policy Associates had a second straight record-breaking year, especially strong in energy and environment along with space and defense. Education issues saw significant growth in the second half and telecommunications, transportation and trade stayed strong for the firm. Communications technology specialist, Blanc & Otus, saw the beginning of the return to growth in the technology arena during 2010. With key client wins in clean technology and enterprise software, the company added significantly to its client roster and saw the expansion of programs within its current client set.

Finally, Hill & Knowlton was recognized globally as evidenced by the 2010 Asia-Pacific Consultancy of the Year award given by *The Holmes Report* and Canada was named one of the Best Workplaces in Canada, a Top 100 Employer in Canada for the eighth time. The Toronto office was also named one of Greater Toronto's Top Employers for the fourth consecutive year.

Cohn & Wolfe

Report by Donna Imperato (below)
Chief executive officer



2010 was a transformative year for Cohn & Wolfe, marked by game-changing wins, a new global leadership team and a re-energized brand. We continued our focus on defining and strengthening the agency, and in turn laid a strong foundation for long-term growth.

Despite a challenging start to the year, with budget reductions from several major clients, we ended 2010 with significant momentum. We achieved the best year of new business in Cohn & Wolfe's 40-year history, adding dozens of major brands to our roster, including APP, Bayer Oncology, Boehringer Ingelheim, General Motors, Genzyme, HSBC, Lloyds of London and Sanofi-aventis. We also saw significant organic growth from existing clients such as Walmart, JM Smucker Co, MasterCard, Endo Pharmaceuticals, Panasonic, Ashland (Valvoline), Bank of America and Navigon.

To broaden our senior talent base, we restructured our global leadership team, adding nine new leaders in 2010. We brought in new talent to lead four key markets – London, New York, Stockholm and Los Angeles – as well as new leadership for our Global Digital and Healthcare practices. This infusion of talent has helped drive our new business success, expand our client offering and reinvigorate our employees.

> We achieved the best year of new business in Cohn & Wolfe's 40-year history, adding dozens of major brands to our roster

Digital expertise continues to be critical to our success, with our digital practice delivering pioneering work for renowned global brands. Last year, we were selected as agency of record for ExxonMobil in digital and social media programming. And we continue to drive social media strategy for major brands such as GlaxoSmithKline, MasterCard, Merck, Nike and Universal Studios. Our digital team is expanding across the US, Europe and Asia, and we are investing in a multi-faceted global digital training program for all employees throughout our network.

Year after year, our work and our people are consistently recognized as the best of the best. In 2010, global digital practice leader Chad Latz was named to *PRWeek's* annual '40 Under 40' list. In the US, *PRWeek* bestowed us with top honors for 'Technology Campaign of the Year' (SanDisk) and 'Community Relations Campaign of the Year' (RadioShack). Our work for Hilton Hotels and Hill's Pet Nutrition earned Gold SABRE awards, while RadioShack earned a PRSA Silver Anvil. And across the globe, our London office won three EMEA SABRE awards for Mundipharma, Medtronic and Barclays; Milan earned 'Campaign of the Year' and 'Best Product Communication' by the Assorel Awards for work with Navigon; Stockholm won a Spinn Award for Best Consumer Campaign for Unibet; and Madrid was recognized as 'Best PR Company' by magazine *Estrategias*.

The launch of our new guiding mantra, *Dig Deeper. Imagine More.*, dares us to challenge the rules of convention and deliver purpose-driven ideas. Last November, our first *Dig Deeper. Imagine More.* Day brought together more than 1,000 Cohn & Wolfe people across 15 countries, sharing their collective creative firepower to benefit pro bono client Project Kaisei, an organization dedicated to removing plastic debris from the world's oceans.

To reinforce our culture of innovation and our commitment to delivering brand-building ideas, we unveiled a new website, www.cohnwolfe.com. Featuring Hollywood-style animation and bold, irreverent copy, the site has received glowing reviews from clients (current and prospective), employees and influentials. The Interactive Media Awards named it 'Best in Class' in both its marketing and public relations categories.

Cohn & Wolfe performed well across the board in 2010, with our specialty companies, GCI Health and AxiCom, experiencing new and organic growth. GCI Health doubled its work for Biogen Idec and grew organically with clients such as Boehringer Ingelheim, Endo Pharmaceuticals and Merck. It also added new clients including Allergan, Bosch Healthcare, North Shore University Hospital and the American Society of Dermatology. Meanwhile, AxiCom significantly grew business with Dell, while adding a number of blue-chip technology companies such as ADT, Lexis Nexis, Lucid, Molecular Power, Milan Direct, Pano Logic and TP-Link.

As we enter 2011, we do so with a palpable energy and a sense of optimism for our future. Cohn & Wolfe remains committed to helping build the world's best brands, and leveraging our momentum as a powerful force in the industry.



Burson-Marsteller

Full report on page 41

For Burson-Marsteller, 2010 was a year of growth and achievement. Coming off only modest setbacks of the 2009 financial crisis, the gains of 2010 catapulted the company past the previous record year of 2008. Over the last four years, through organic growth and improved resource management, Burson-Marsteller has more than doubled its bottom line.

Ogilvy Public Relations Worldwide

Full report on page 34

In 2010, Ogilvy PR focused on building further its expertise in social media, in growing its talent base and helping its clients through challenging times.

Branding & Identity

B to D Group

Report by Craig Branigan (below)
Chairman and chief executive officer

2010 was a stronger year for the Branding to Design (B to D) Group overall. Coming off a challenging 2009, most of our companies were able to achieve an increase in revenue, coupled with a significant profit improvement.

More so than ever, our key client relationships continued to play a big role as the growth engine for our group. Top 20 client revenue experienced double-digit growth for the year, and these relationships were drivers for much of our geographic expansion in 2010.

There were a number of highlights to the year. Lambie-Nairn successfully executed its expansion into Latin America, laying the foundation for a B to D Group strategic footprint in South America. FITCH completed the restructuring that began last year and saw dramatic improvement to its bottom line in 2010. Similarly, PeclersParis, who began reporting to B to D in late 2009, achieved a turnaround after several challenging years. Addison and VBAT both continued to expand their offerings, with Addison establishing themselves in the area of digital communications and VBAT further building their international profile.

Our companies once again distinguished themselves as industry leaders, winning several high profile awards. Notably, The Partners retained its No.1 position in *Design Week*'s Creative League Table and was also named by *Marketing* magazine as Branding Agency of the Year in the UK. The Brand Union won a Bronze Lion at Cannes for its work on House of Barbie in Shanghai and was also awarded *Economic Times*' Agency of the Year in India. Landor finished the year as a top winner at Diageo's Brilliance Innovation Awards, and was awarded Best Innovation Agency for its brand identity work on Shanghai White vodka.



As we negotiate 2011 and the challenges and opportunity it brings our companies, our focus will be on continuing to leverage the combined strengths and shared resources of our companies to our great advantage. As a group we are confident that our strong client relationships, award-winning creative work and overall business strategy will contribute to another year of progress.

Please see below for an overview of Addison, FITCH, Lambie-Nairn, PeclersParis, The Brand Union, The Partners and VBAT, together with Landor Associates, which is also a Y&R Brands company.

Addison

2010 was a year of continued expansion for Addison. Under the leadership of Tom Robinson, the company continued to deliver a strong performance with a number of significant new business wins for the year across Europe, including BASF, Sulzer and BG Group. The company's reputation for delivering leading edge consultancy and design in corporate communications has seen a growth in revenues outside of its traditional areas of delivery. New and existing clients alike are seeking Addison's skills to help manage and develop their identities, position them in the key area of sustainability, both internally and externally, and deliver these across the growing list of digital platforms.

Addison's position as Europe's leading corporate reporting agency was reinforced through another good performance across the UK, the Netherlands and Switzerland, as well as further success in France and Germany. Recognition of the company's leading position in this area included the prestigious Henri Sijthoff prize for its work on TNT's 2009 Annual Report and, for the third time, the *Accountancy Age* FTSE Report of the Year for WPP's 2009 Annual Report.

FITCH (full report on page 68)

2010 was a much better year for FITCH. Under the leadership of Lois Jacobs, the company completed the restructuring that began in 2009, enabling it to focus on its core offer of translating brand into consumer experience.

In 2010 the company grew its worldwide revenues and saw a dramatic improvement to its bottom line despite ending its involvement in conference and event production. FITCH's Middle East offering in Kuwait, Doha and Dubai was combined under one leader, Oliver Auroy, and the US offices were combined under Victoria Leavitt. Growth was seen in almost all 10 offices; of particular note were London and Doha which both experienced strong double-digit growth.

Lambie-Nairn

Led by CEO Christian Schroeder, Lambie-Nairn had strong growth through 2010 and opened four new offices in Madrid, Buenos Aires, Mexico City and Bogota. Much of this growth was driven by the company's role as Global Brand Guardians for the Telefonica Group, working on the Telefonica, Movistar and O_2 brands.

Lambie-Nairn continued to grow in Germany with the rebranding of global aerospace and defence company, EADS, being the highlight of 2010. The company also grew their business in the Middle East with some great successes, notably developing the brand for the winning Qatar 2022 bid for the FIFA World Cup.

PeclersParis

2010 was a strong year of growth for PeclersParis, in Europe, China and the US, both in consulting and trend publications. At a time when consumer needs are more difficult to predict than ever, many of the world's leading brands turned to PeclersParis to help fuel their product development innovation projects with creative and style direction.

Under the leadership of CEO Eric Duchamp, the company continued to build its relationships with key clients including Carrefour, Samsung, and BASF. Always at the forefront of trend research, PeclersParis helped its clients to develop ownable signature styles for their brands, build an emotional link with consumers and drive sales.

The Brand Union (full report on page 67)

Led by Simon Bolton, The Brand Union had a good year, gathering pace in business performance throughout the year and showing strong top-line and bottom-line growth. This was in spite of the challenging macroeconomy and most clients continuing to be cautious in their activity planning.

Growth was principally fuelled by the outstanding performance of the company's enlarged New York team, improvement across its Asia Pacific network and sustained growth from its multinational business.

The Partners

The Partners once again delivered a strong performance in 2010, accomplishing its fifth consecutive year of revenue, profit and margin growth. Driven by its focus on creative solutions and thought leadership, the company continues to be one of the most creatively recognized agencies in the world. Notably, The Partners retained its No.1 position in *Design Week*'s Creative League Table based on major design awards won worldwide. It was also named by *Marketing* magazine in the UK as 2010 Branding Agency of the Year. This is the first time in history both awards were won by the same company in one year.

Under the leadership of CEO Jim Prior, The Partners continued its move onto more of the global stage. It was appointed as Global Brand Guardian for Vodafone in 2010, a significant new business win for the company. The agency has also continued to develop its strong relationships with key clients Deloitte, Aviva, eBay and AstraZeneca. The New York office, which opened in 2008, continues to gather strong momentum with clients such as Chevron, Carnegie Hall and the government of the island of Aruba.

VBAT

For Netherlands-based VBAT, 2010 proved to be a challenging year, characterized by a distinct difference between the first half and second half of the year. Where the first six months proved to be disappointing, still heavily affected by the economic turmoil, the last six months showed a significant recovery.

Despite the economic situation, VBAT's long-term relationships with key clients such as Campina, Heineken and Intergamma continued to grow in 2010. Its continued focus on its retail expertise was rewarded with added opportunities with existing clients like SNS Reaal and Jumbo Supermarkets, and also attracted the attention of many new clients. The company's creative effort in 2010 was recognized with a Graphis Gold for SNS Reaal.

VBAT continued to build its international profile with successful launches for Cuauhtémoc Moctezuma, Carta Blanca (Mexico), Tri Medvedya and Oxota (Russia). Led by chairman/CEO Eugene Bay, who reassumed leadership of the company in October, VBAT has a positive outlook on the coming year and is determined to deliver significant growth in 2011.

Landor Associates (full report on page 42)

Landor pushed past the worst of the recession in 2010, strengthening its global performance across the breadth of our corporate and consumer branding practices.

In particular, the company enjoyed an excellent year with Procter & Gamble, its largest client. Landor not only cemented its role as P&G's appointed design partner across many of their most iconic brands, but was also invited to partner with P&G in its high-profile sponsorship of the London 2012 Olympics. In addition, Landor's performance ratings were strengthened in every one of its audited geographies, making it a record-breaking year in the long history of this relationship.

The Brand Union

Report by Simon Bolton (below)
Worldwide chief executive officer

We had a good year, gathering pace in our business throughout the year and showing strong top-line and bottom-line growth. This was in spite of the challenging macroeconomy and most companies continuing to be cautious in their activity planning.

Our growth was principally fuelled by the outstanding performance of our enlarged New York team, improvement across our Asia Pacific network and sustained growth from our multinational business.

Building with our key clients

Three years ago we launched the Key Client Partnership initiative around a number of our forward-looking clients, investing in existing and new service offerings around the world to underpin our mutual growth. Increased business from this collaborative way of working flowed in 2010 from key clients: Bank of America, Ericsson, Henkel, Mars, JTI, Pernod Ricard, Reckitt Benckiser and Vattenfall.

Key Client Partnerships now account for half of our revenues, emphasising a conscious shift in our business from project to relationship mentality.

New client wins

New business wins are the partnerships of tomorrow and we had a strong year pitching and winning new clients. We helped Time Warner Cable re-launch its brand in North America, and also helped Bharti Airtel re-launch its brand across the Indian sub-continent and its extension across 16 countries over the African continent. In India too, our Bangalore office helped GSK restage the giant Horlicks brand.



In the fourth quarter, we were awarded major corporate branding assignments for Sony (led from London), Sorouh (Abu Dhabi) and Prudential (Hong Kong).

Network development

We continue to look for geographic opportunities to build our business with key clients. In February we opened an office in Moscow. The team has quickly added value for key clients such as Henkel, JTI and the St Petersburg-based Russian Museum.

At time of going to press, we announced that we will launch The Brand Union in Bangkok, taking over an energetic team led by Khun Dzovinar Basill, formerly with Ogilvy. They have a venerable client base that includes CP Foods, Boon Rawd (Singha Beer) Brewery and Thorensen.

We continue to explore opportunities to expand our footprint in the Middle East, Africa and Latin America.

Leadership in motion

We believe that one of the tenets to our successful year has been the transfer of key talent around our network. Toby Southgate has transferred from our New York office to head up our London business, having previously run our Abu Dhabi operation. Alan Couldrey has moved from Bangkok to Hong Kong to become CEO of our Asia Pacific network and Ismael Ibnoulouafi will shortly move from Moscow to London where he will take up the new role of international client service director.

Additionally, we saw the transfer of talent from Dublin to London, and from Dubai to Singapore and New York. These are great examples of our people broadening their international experience for the benefit of themselves, the network and especially our clients.

Awards and recognition

We had another successful year, winning in the major creative shows: Graphis, Red Dot, Clio and DBA. We were the only international branding/design agency to win a Lion in the Design category at Cannes. Our Bangalore office was once again named Agency of the Year by *The Economic Times of India*. Having earned that accolade from *Marketing* magazine in 2009, London came in joint runner-up and our Singapore office was strongly commended in *Campaign Brief*.

From this compelling platform, we look forward to building 'The Brand Union story' in 2011.

FITCH

Report by Lois Jacobs (below)
Chief executive officer

As we had hoped, 2010 was a much better year for FITCH. We completed the restructuring that began in 2009, enabling us to focus on our core offer of translating brand into consumer experience.

In 2010 we grew our worldwide revenues and saw a dramatic improvement to our bottom line despite ending our involvement in conference and event production. We rationalised our Middle East offering in Kuwait, Doha and Dubai under one leader, Olivier Auroy, and combined our US offices under Victoria Leavitt. We saw growth in almost all our 10 offices; of particular note were London and Doha which both experienced strong double-digit growth.



Russia remains a strong market for FITCH. In 2009 we created Sberbank's new brand identity and in 2010 we were pleased to design the bank's 19 pilot branches. This latest work is a clear example of our ability to combine both our graphic and environmental design skills in one integrated consumer experience. Further new clients in Russia included consumer electronics retailer Eldorado, and telecoms company, Beeline.

We gained many new clients in other regions in 2010 including Target, The Sports Authority and Fixtures Living in the US; Land Securities and UBS in Europe; Jumeirah in the Middle East; L&T, Infosys and Bajaj Auto in India; Philips in Singapore; and Sundan in China. Indeed our work in China, with both new and existing clients like Dell and Nokia, prompted us to open our newest FITCH office in Beijing at the end of the year.

"We saw growth in almost all our 10 offices; of particular note were London and Doha"

Early in 2011 we will be opening in Delhi to complement our Mumbai office.

As a global design consultancy it's important for us to look forward as we create consumer experiences that will be both compelling and engaging. Shopping options are changing dramatically and there is an ever-increasing need to provide people with reasons to visit the store.

At FITCH we spend a lot of time examining consumer trends as evidenced in our latest white paper, *Future Retail.* We see an atavistic yearning for community spirit, cooperation and collaboration. The meaning of value is being redefined and retailers are responding with concepts such as Freetail and Tryvertising. 'Inline' retail embraces new technologies which increase engagement as the digital and physical worlds converge. Future Retail formats are being defined by flexibility, convenience, speed of reaction, local relevance and clarity of choice while powerful storytelling, delivered in seconds, gives brands a way to cut through the noise.

There has never been a more exciting time for retail and for retail designers.

Healthcare Communications

Ogilvy CommonHealth Worldwide

Report by Matt Giegerich (below)
Chairman and chief executive officer



When CommonHealth, *Med Ad News*' Agency of the Year 2010 and already one of the most formidable healthcare communications groups in the industry, merged its offerings with Ogilvy & Mather's healthcare group, the bold coupling became one of the most talked about agency mergers in years. Though the groups had collaborated extensively over the past 15 years, the formal marriage of the two like-minded, similarly-cultured agencies effectively doubled the size and reach of each organization in the healthcare arena. The result? An entirely new entity, Ogilvy CommonHealth Worldwide (OCHWW), was formed, creating what is arguably the largest, most highly resourced and creative agency in the world of healthcare communications.

The formation of OCHWW was a bold yet sophisticated solution to the ongoing challenges of the healthcare industry. With the marketplace evolving at an increasingly high level and pace, the principals at both CommonHealth and Ogilvy knew a dramatic change was necessary for them to continue to compete in an ever-changing world. Now, with the benefits of expanded creative skills and services, planning tools, digital technologies, data and analytics, and rich learnings from other, non-health related client categories, OCHWW clients have an automatic marketplace advantage. The creation of OCHWW has positioned the agency for the future of healthcare communications, aligning the group and its services against what has become pharma's new commercial model.

OCHWW boasts experience in every marketing discipline, in every therapeutic category. The agency provides its clients with global marketing services including: advertising and promotion, brand identity and development, global integration, direct-to-consumer, direct-to-patient, relationship marketing, digital/interactive services, payer marketing, medical education, media planning and buying, scientific communications and publications, clinical trial recruitment, market research and analytics, strategic consulting and public affairs and relations.

The network maintains numerous hubs in the North America, EMEA, Asia Pacific and Latin America regions and in an increasing number of markets, OCHWW houses the individual Ogilvy CommonHealth and Ogilvy Healthworld sub-brand identities. The collective group is run by a global executive team comprised of agency principals from both the original Ogilvy and CommonHealth groups.

"The formation of OCHWW was a bold yet sophisticated solution to the ongoing challenges of the healthcare industry"

Since the merger, clients have responded with resounding and enthusiastic support; the organization now boasts a total of more than 200 client partnerships on its global roster, with significant new opportunities streaming steadily in each week.

Culturally, OCHWW has shown a surprisingly strong sense of self for a newly-formed agency. From the moment the merger was conceived, OCHWW agency leaders saw the remarkable similarities in the CommonHealth and Ogilvy cultures. It proved a natural and easy transition as the agency fully embraced the rich history of the Ogilvy brand, taking it on as its own. Executives at OCHWW transformed the group's corporate headquarters to better reflect their new identity – modeling the look, feel, attitude and standards of the Ogilvy brand in all areas.

Moving forward, the executive team at OCHWW anticipates clients will begin to place greater emphasis on emerging markets, developing more targeted, specialty-oriented therapies while diversifying into other, health-related categories – and OCHWW is prepared to meet whatever client needs arise. With the merger now firmly established, OCHWW's future focus remains solidly on growing its clients' brands, building upon the organization's current offerings through an ever-evolving array of specialized services, and growing its client base around the globe.

ghg

Report by Lynn O'Connor Vos (below)
President and chief executive



In 2010, ghg had a very successful year, achieving double-digit growth through important new business wins, global expansion of medical education, a significant acquisition in animal health and strengthening of the digital offering in the US and Europe. ghg is well positioned as one of the most innovative communications leaders in human and animal health, committed to creating high impact, engaging campaigns designed to improve health outcomes while delivering solid business results for clients.

Our highlights of 2010:

- Won consumer advertising for the Novo Nordisk insulin portfolio.
- Chosen by AstraZeneca to be a key global branding partner.
- Secured significant new professional, consumer, and digital assignments in the US from Bayer, Essilor, Forest, Johnson & Johnson, Novartis, Novartis Vaccines, Strativa and Transitions Optical.
- Expanded European business with important wins in Europe from Allergan, Boehringer Ingelheim, Glaxo/Amgen, Johnson & Johnson and Novo Nordisk.
- Grew significantly in Australia with wins and new assignments from Abbott, Allergan, Baxter, Bayer Animal Health and Shire – winning a Clio for the Bayer campaign 'Because Pets Aren't As Tough As They Think They Are'.
- Achieved double-digit growth with ghg's medical education companies – Phase Five, IMsci, Darwin Grey and Osprey. Expanded client roster and developed cutting-edge digital medical education programs in the US, Australia and Europe.

A major achievement was the acquisition of Geoff Howe Marketing Communications, Inc., a leader in animal health. The acquisition resulted in an expanded global footprint and established the largest global agency dedicated to animal health. The agency gained an Eastern European hub in Prague and doubled the size of its London office. It also established a Midwest base in Kansas City, Missouri – the global corridor for animal health.

> "The acquisition [of Geoff Howe] resulted in an expanded global footprint and established the largest global agency dedicated to animal health"

This year ghg created ground-breaking multi-channel health engagement campaigns.

- Text4baby, a mobile health initiative launched with Voxiva, ghg, National Healthy Mothers, Healthy Babies Coalition (HMHB), and Johnson & Johnson received numerous accolades; but none bigger than acknowledgment from Aneesh Chopra, US chief technology officer, at the White House, who said: "This marks an important achievement for the public/private partnership model – especially for the pioneering founders of text4baby. It is both low-cost and effective in helping to close an important information gap for pregnant women and new mothers."
- 'Think About Your Eyes', a national award-winning campaign increased awareness of the importance of eye health and motivated thousands of consumers to visit their eye care professional for an annual eye exam.

ghg is a communications partner that gets brands deeply engaged in all the conversations that matter because we speak the language of every healthcare influencer fluently – from the in-depth scientific lingo of key opinion leaders to the plainspoken opinion of the blogger – we are proven experts in the anticipation and application of digital technologies, and tellers of compelling brand stories, so that health brands connect in more meaningful ways to generate trial, grow sales and improve lives.

GCI Health

Report by Wendy Lund
Chief executive officer

GCI Health's 2010 goal of driving growth exceeded expectations in new business ventures, organic growth of existing accounts and the addition of several seasoned communications experts to the agency.

As one of the world's largest specialty healthcare PR agencies, the primary focus at GCI Health is the patient, and we are constantly exploring ways to reach them through new and unique channels. This year we launched our Synchronicity practice, which is centered around patient and physician education with a focus on improving the health outcomes of patients.

Due to the changing and growing needs of the marketplace and the ongoing evolution of digital channels and platforms, GCI Health invested in expanding our digital health services. Our digital health practice offers breakthrough solutions to influence healthcare opinion and behavior, build better, more direct communications and ultimately, drive brand visibility and uptake.

Our client roster ranges from large multinational companies, to specialized pharmaceutical companies, to high-science biotechnology firms, to small start-ups with promising investigational therapies. To all of these clients GCI Health brings a deep understanding of the industry and a relentless passion for helping to shape and define it.

GCI Health continues to offer clients a commitment to 'beating' expectations and an obsession with anticipating the challenges of an increasingly complex and transforming healthcare communications environment. With great momentum going into 2011, our goal is to become the best specialty healthcare PR agency in the industry.

Sudler & Hennessey

Full report on page 43

2010 was another strong year for the Sudler global network. It finished the year on a very positive note, winning seven out of its last eight pitches of the year, including four major global assignments from both US- and European-based multinationals. Sudler's worldwide network proved itself with global wins in primary care, specialty care, orphan drugs and oncology in both established as well as emerging markets.



Specialist Communications

Report by Andrew Scott (below)
Chief operating officer
International Specialist Communications
and
Mary Ellen Howe (see page 74)
Chief operating officer
Specialist Communications, North America



WPP's Specialist Communications division comprises individual business units with separate and distinct marketing expertise by industry, audience segment or medium. Our clients benefit from their depth of knowledge and strategic focus; the Group benefits through the flexibility these companies offer as partners for affiliated WPP companies when serving clients' integrated marketing needs. Additionally, we are able to capitalize on evolving trends in terms of new areas of expertise. Our role in managing this portfolio is to help these companies grow on their own terms and to support cooperation opportunities across the Group.

Direct, promotion, digital and interactive marketing

MJM, a US-based leading corporate events company serving long-term clients such as Pfizer, AstraZeneca and Deloitte, continued to focus on creating innovative events that transform the performance of primarily internal audiences. To better align with the strategic goals of clients, MJM developed processes that optimize investment in corporate meetings and sales training. The process unifies creative and production strategy and empowers organizations. New clients acquired include Sara Lee and Johnson & Johnson.

UK outsourcing agency **EWA** continued to focus on adding value to its clients' direct communications through an innovative combination of strategy, insight and delivery techniques. New client projects during the year included the set up of a dedicated guidance contact centre for Immigration New Zealand, a new insight-based direct sales channel for Merial Animal Health and the set up of an e-CRM system for adidas.

"We will continue to develop our unique creative service offering – including our digital capabilities – and deliver measurable, cost-effective results to clients"

Risk management specialists **Mando** worked on World Cup sales promotions for TomTom across Europe and Brazil, and with O_2 in the UK. Significant growth was seen in the UK with Rachel's Organics and Coca-Cola's Coke Zone. In Germany, clients included Kimberly-Clark, Henkel and Nescafé Dolce Gusto. In Spain, work was won from Reckitt Benckiser, Danone, Grupo SOS and Lindt. Activity with McDonald's continued to develop across Europe.

Headcount had a steady 2010 with continued field marketing activity being provided for Kraft, Warner Home Video and Whirlpool. In addition, the partnership with BT was expanded to deliver door-to-door sales. The agency achieved a Silver award at the Field Marketing and Brand Experience awards for the Department of Health Social Care Careers roadshow.

Custom media

In 2010, branded-content specialist **Forward** won a number of new contracts in traditional and digital sectors, and picked up several awards for its work. In digital, Forward launched a new London property portal, an iPhone app for homeless charity Streetsmart; extended its outbound e-zine campaign for Regus to Spain and China; won email and microsite work for international recruitment firm Astbury Marsden and conducted e-consultancy work for McKinsey. In the traditional arena, Forward won two new print-based projects: a wine mailing program for Tesco; and a monthly newspaper for B&Q, called *B&Q Home*, which is being distributed to approximately five million customers and prospects each month. Lastly, Forward picked up awards for its Tesco Baby Club work and its weekly e-zine work for Transport for London at the 2010 International Customer Publishing Awards.

The Forward Arts Foundation, established in 1992, continued to raise the profile of contemporary poetry in the UK with the 19th Forward Poetry Prize.

Demographic and sector marketing

The Food Group's digital operation continued to show strong growth and launched a division called Feed Interactive to pursue non-food/beverage-focused digital business. Also in 2010, The Food Group continued to work with the premier foodservice brands of Kraft Foods, Tabasco®, Dawn Foods, Dannon, Kozy Shack and the Florida Department of Citrus.

The Food Group added to its roster the PERDUE® brand, which is the top premium fresh chicken in the eastern US. PERDUE® will be tapping into The Food Group's extensive culinary experience to provide their customers with more flavorful menu offerings of poultry products. The Food Group also expanded its retail marketing presence with retail campaigns for the Norwegian Seafood Export Council and LALA Foods brands of Weight Watchers® and la Crème®.

Geppetto, the youth marketing company, helped clients like PepsiCo, ConAgra Foods, Energizer Brands and the NBA tap the potential of the youth mindset with programs and products based on its expertise of that unique market.

Pace Advertising and its **Green Advertising** division continued to build their Florida operation by focusing on digital growth opportunities, including interactive corporate videos, commercials, viral content and direct response programs. Green's direct marketing offering has been adapted with the integration of mobile marketing, including SMS, mobile apps and social marketing.

2010 was a challenging year in the working environment design sector in which **BDGworkfutures** and **BDG McColl** operate. However, both brands have maintained a strong presence in their field. For BDGworkfutures new commissions included Honeywell, PwC and the relocation of Mindshare London, whilst existing relationships with key clients including Barclaycard, BNYMellon and EDF Energy remained strong and active. The company's international reach continues to develop with projects across Europe for global companies such as Honeywell and Mentor Graphics as well as local companies and its work for STS Media in Moscow was awarded 'Best Concept Office' by *Frame* magazine.

In Scotland, BDG McColl secured commissions from Royal London Group and Standard Life, whilst an appointment from energy consultants Wood Mackenzie built on the commission for its Edinburgh head office completed earlier in the year. Other private sector clients included BP, Balfour Beatty, State Street Bank, and Quintiles. Work for public sector clients included ongoing major projects for University of Edinburgh and St Andrews University.

Contract furniture business **Dovetail** saw an improved year with ongoing relationships with Burberry, Unilever, BAT and Deloitte remaining the backbone of the business. Significant new clients included Rolex, Fladgate Fielder and Flagstone Re.

Media and film production services

Metro, a leading event production company, had a successful year in 2010. It renewed its outsourced contract at Shell Centre and was awarded the contract to provide Shell Global solutions an upgrade to its digital information system. For the Financial Services Authority, Metro assisted with the Event and Audio Visual support for both its event and roadshow activities, and it supported Tesco with its investor roadshow in Korea and China. Metro further entrenched its relationships with Credit Suisse, Deloitte and Roche. New client wins over the year included Amateur Rowing Association, Diamond Trading and the New York Stock Exchange.

In Edinburgh, **Metro Ecosse** maintained and developed relationships with Deloitte, Experian and NHS Health Scotland. It provided event support services for Royal Bank of Scotland and Prudential, and video production and post production projects were undertaken for some notable new clients including BAFTA Scotland and Scottish Power.

The Farm Group enjoyed another highly successful year in 2010. It maintained its dominant share of the ever-competitive London post production market and again supplied full post production services on the high-rating and award-winning ITV primetime shows: *The X Factor*, *Britain's Got Talent* and *Downton Abbey* as well as key performers on the other main channels, including *Deal or No Deal*, *Shameless*, *Skins*, *Live at the Apollo*, *One Born*



In television, MRC established itself as a major independent cable television studio behind Lionsgate, Sony and Fox and as a major external supplier for HBO, which is currently airing the second season of Emmy-nominated *The Ricky Gervais Show*, soon to be followed by the third season of *The Life and Times of Tim*. MRC TV is now in advanced development of multiple series with top film and TV talent including David Fincher, Larry Charles (*Seinfeld*) and David Hornsby (*It's Always Sunny in Philadelphia*).

In the future

We will continue to develop our unique creative service offering –including our digital capabilities – and deliver measurable, cost-effective results to clients.

Every Minute and *Total Wipeout*. Also, The Farm and its team were proud to win another Bafta in 2010 for *The X Factor*. In 2011 The Farm is exploring an entrance into the Los Angeles post production market.

In 2010, MRC solidified its reputation as one of the world's leading independent film and television studios. MRC Film entered into an output arrangement with Universal Studios, securing major studio distribution for 20 pictures over the next five years. MRC completed principal photography on *30 Minutes or Less*, starring Academy Award nominee Jesse Eisenberg (*The Social Network*) and Danny McBride (*Eastbound and Down*) and commenced production on *Ted*, the highly anticipated directorial debut of Seth McFarlane (*Family Guy*) starring Mark Wahlberg. MRC partnered with Academy Award-nominated director Neill Blomkamp (*District 9*) on his eagerly-awaited follow-up film, *Elysium*, starring Matt Damon and Jodie Foster, and announced a two picture directing/producing deal with him. Upcoming MRC films include *House of Cards*, a thriller executive-produced by David Fincher (*The Social Network*) and a comedy written and directed by Greg Daniels (*The Office*).



WPP Digital

Report by Mark Read (below)
Chief executive officer

We enjoyed positive growth across WPP Digital during 2010. While the economic backdrop was challenging, we laid the foundation for the launch of Possible Worldwide in February 2011 and continued our investment in proprietary technologies, both of which will provide a strong platform for further growth.



24/7 Real Media

David Moore (right)
Chairman

24/7 Real Media is at the centre of our strategy to invest in proprietary technologies where critical, and to partner with industry leaders when possible; the aim being to develop an integrated technology platform, which allows our clients to reach their customers more effectively. During 2010, 24/7 Real Media continued to pursue this strategy with considerable success, both in its own business, where it operates in 12 countries through 18 offices and in partnership with other WPP companies. 24/7 Real Media significantly extended the reach of its proprietary technologies by expanding into key developing markets such as China and Brazil. Its market-leading ad management platform, *Open AdStream*, delivered 1.2 trillion ads across thousands of websites in 2010 – equivalent to more than one ad per day for every internet user. And the Web Alliance continued to strengthen, finishing the year ranked as the sixth largest advertising network by reach in the US.

Media Innovation Group

The Media Innovation Group (MIG) is WPP's digital marketing technology hub, serving advertisers and agencies with the most complete multi-channel digital advertising solution currently in the market. Based on a unified data management platform that is proprietary to WPP and its companies' clients, the MIG's unique combination of technology and service better hones and analyses digital media campaigns across every digital consumer touchpoint to optimise the campaigns and generate long-term business value for clients.

In 2010, its second full year of operations, the MIG successfully grew to $750 million in billings globally across display, search, video, social and mobile. The MIG's in-house technology development team, which counts a former top rocket scientist in the Russian space program among its many PhDs, continued to build its lead over competitors by innovating continuously along an aggressive product roadmap. Examples include real-time auction-based media bidding technology and a state-of-the-art analytics product suite, designed to bridge the gap between the limited conventional online ad metrics based on clicks and impressions and the true ROI and brand lift measurement that marketers require.

Possible Worldwide

The past year saw continued success for four of WPP's digital agencies – BLUE, Bridge Worldwide, Schematic and Quasar – while they simultaneously prepared to merge in 2011.

In 2010, for the second consecutive year, BLUE was named the top agency by *Marketing* magazine in Singapore, and was the only digital agency to make it to the top 10.



Under new leadership, the China business grew significantly and enjoyed a record year. BLUE continued to build its client roster, adding leading brands such as Nike, Johnnie Walker, Barclays, Kimberly-Clark, L'Oreal, and Mastercard. Investment in talent and training resulted in an expansion of skills and capabilities – most notably mobile and tablet apps, user experience, analytics, social, and video.

Bridge Worldwide, a leading US digital and relationship marketing agency, continued its strong revenue growth. Established client relationships at Procter & Gamble, Abbott Labs, and ConAgra Foods remained strong while new clients Southern Comfort, Timberland, DirecTV, Hasbro and Hershey's were added. The agency's creative department also made huge strides, winning over 40 digital creative awards. Building off a Gold Cyber Lion in 2009, Bridge's work on Procter & Gamble's Pringles brand was recognized by the Webby Awards (including the People's Choice Award), the CLIOs, the Sammys and the One Show. The agency's book, *The Next Evolution of Marketing, Connect with Your Customers by Marketing with Meaning*, formed the core of a seminar at the Cannes Lions International Advertising Festival that featured the CMOs of P&G, AT&T, Samsung and Kraft. In recognition of the agency's focus on its people and its culture, Bridge was named one of the Top 25 Best Places to Work by the Great Place to Work Institute – for a fifth consecutive year.

Schematic had a successful 2010, with several prestigious new business wins, including Google, Mazda, Southern California Edison, The Bill and Melinda Gates Foundation, Ford, and the Hong Kong Jockey Club. Schematic also continued to build on its strong existing client relationships with such brands as Dell, Comcast, Time Warner, and Orange.

Quasar strengthened its position as one of India's leading digital agencies. 2010 was a record year with a combination of sustained growth from its domestic client base, and rapid growth of its international production business. At the Indian Digital Media Awards, it took home Best Corporate Site Gold for its work on Apollo Munich Health Insurance. Quasar's leading clients included Microsoft, Eureka Forbes, General Motors, Apollo Munich Health, and Skoda.

In February 2011, BLUE, Quasar, Schematic and Bridge Worldwide announced that they had combined to form a new global agency network, Possible Worldwide. With 18 offices in nine countries, including the US, China, India, Singapore, the UK, Costa Rica, Kenya and UAE. Possible Worldwide has nearly 1,000 employees worldwide and is expected to have more than $100 million of net revenue for 2011. The agency will continue to have digital at its core, but will be focused on creating meaningful and measurable interactions with customers, from strategy through execution. The four agencies chose to come together not just because of complementary geographic reach, but because of a shared philosophy: that the balance of marketing needs to go beyond 'communications', which is focused on broadcasting messages, and towards 'interactions', focused on delivering value to customers.

Over the next few years, our strategy is to grow Possible Worldwide even further, by winning new clients and extending relationships with existing clients around the world, as well as by an aggressive acquisition plan.



Trevor Kaufman (above left)
Chief executive officer
Possible Worldwide

Jay Woffington (above right)
Global president
Possible Worldwide

Deliver

In recognition of clients' needs to produce quality digital work more cost-effectively, we took the decision to invest in high-quality, low-cost production with the establishment of Deliver in 2008. In its second full year, Deliver continued to grow its production work with Nokia, its founding client, and expanded its work with AstraZeneca in both the US and internationally. Deliver now serves a growing number of the Group's largest clients including Colgate, Ford, IBM and Nokia. Deliver also launched *DEPP 2.0*, its proprietary digital production system, with expanded capabilities in briefing templates and a new reporting engine. *DEPP* now manages over 4,500 briefs each month with users in 60 countries.

Johannes Leonardo

Based in New York, creative hotshop Johannes Leonardo continues to lead global brands by harnessing the power of creativity to play a liberating force in business challenges, wherever the solution may lie. Its recent work for Google, DemoSlam, a platform developed to transform the standard tech demo into a crowd-sourced expression of creativity and imagination shows how it works, not as a strictly digital agency, but a creative community inspired by an increasingly digital universe. In 2010, it continued to build a venerable roster with global assignments on brands such as Google, Coca-Cola, Chanel and AB Inbev. It was recognised by *Advertising Age* and *Creativity* as an 'Agency to Watch' for 2011.

iconmobile

iconmobile had continued success in 2010 with growth in client demand in the US and Europe, particularly for mobile solutions in the automotive, finance, pharmaceutical and packaged goods sectors, where clients are looking for more strategic implementations of mobile within their business. Microsoft continued as a major client, using iconmobile technology in 33 markets. Carrier relationships with Telefonica and France Telecom, now in the seventh year, have evolved as they navigate new areas such as financial services. Handset manufacturers such as Samsung are working on creating the devices of the future using iconmobile's strong focus on design and technology. An area where iconmobile sees tremendous innovation is in the automotive sector, where the in-car team is working on new navigation systems, dashboards, entertainment systems and ways to use the mobile device to bring new services into the automobile. Shared clients with other WPP companies include Colgate-Palmolive, Land Rover, Microsoft and X-Box, will develop further.

Syzygy

In 2010, the Syzygy Group paved the way for further growth: with prestigious pitch wins including L'Oreal and the European AVIS social program, the formation of Mobile and Strategic Planning groups across all offices, the opening of Hi-ReS! New York and the integration of the Polish digital studio Ars Thanea. Syzygy is looking forward to a promising and exciting 2011.

Acquisitions and investments

We strengthened our agency group through the acquisition of **Blue State Digital** in December 2010. Blue State Digital is an online activation agency, most famous for its work on President Obama's election campaign. We also continued our strategy of making investments in promising new technology companies that can bring unique capabilities to our agencies and clients through investments in **eCommera**, an ecommerce technology platform, **Ace Metrix**, a provider of real-time television advertising analytics, and **Buddy Media**, the leading Facebook page management platform. Finally, we backed **True Worldwide**, a London-based hybrid agency, and **Fabric Worldwide** which is building a technology platform which will allow clients from across the Group to benefit from increased efficiency and effectiveness in their digital marketing activities.

Future outlook

The opportunities offered by digital marketing will accelerate over the next few years. At the same time, the marketing landscape will fragment further and new channels will further complicate the task faced by our clients to reach their consumers. Our task is to make this simpler for our clients. Our key priorities over the coming year are strengthening our mobile capabilities for clients, increasingly helping our clients understand the opportunities and perils of social media, investing in greater ecommerce capabilities as well as focusing even more on data, technology and analytics each of which will become increasingly important. Our people are passionate about digital marketing and the innovation and pace of change in this industry. It is this passion, as well as their hard work, that has allowed our success to date and will position us well in the future.



What we think

The US and traditional media bite back

WPP CEO Sir Martin Sorrell reports

The recovery of 2010 did not turn out quite the way we expected. Rather than 'L-U-V'-shaped, the world economy was more 'L-V-V'- or 'LuVVy'-shaped. The expression LUV was originally coined* to describe the way the world's regional economies would pull out of recession, but it served equally as a reminder of where we were going. It worked like this – a flatter 'L' or italic '*L*' for Western European growth, a speedier 'U' for the US and a sharper, more rapid 'V' for the BRICs nations and the Next 11 as identified by Goldman Sachs. The letters do approximate the fragile recovery of 2009 – very much a year of two halves – but were also supposedly the shape of things to come.

* By Stella Dawson of Thomson Reuters in July 2009.



However, 2010 was remarkable for the strength of the American recovery – more a 'V' than a 'U' – and with it, the strength of traditional media. Why? First, there was a certain amount of dead-cat bounce, given that advertising as a proportion of gross national product (GNP) in the US probably fell to a low we had not seen since the mid-1970s. Seemingly, we have already forgotten the depths we reached in the first half of 2009. Second, categories that had almost stopped advertising came back with a vengeance, such as automobiles and trucks, financial services, travel and retail. Third, with so much surplus traditional media inventory in 2009, prices or costs per thousand (cpms) had fallen significantly, making traditional media look a bargain even against new media inventory. Lord Grade of Yarmouth was right when he said as he was leaving ITV that TV prices in the UK were the lowest they had been for 10 years. Fourth, there may have been a feeling developing that new media were more about price and deal and old media more about brand and market share. Finally, post-Lehman, with over $2 trillion in cash on unleveraged balance sheets, cautious chairmen, chief executives and boards were fearful of expanding capacity and investing in slow-growth Western markets, and preferred to maintain or increase share by investing in the brand.

Over a quarter of a century, WPP's strength has been our ability to identify trends and capitalise on them for our clients and ourselves. It's how we began with two people in a room all those years ago. It is how we have weathered the recent crisis. And it is how we will position WPP for sustained growth in the years ahead – albeit with nearly 100,000 people directly with us, access to over 146,000 and rather more rooms than we started with.

It is essential that we identify geographic, functional and technological changes and adapt our business to make the most of them. For that reason, we expect the balance of our work to move from the 'L' shape of Western Europe and other established, slower-growing economies towards the 'V' of dynamic new markets. They include China with its possibly 1.5 billion and rising population, along with India and its even faster-growing population, and the other BRICs nations, Brazil and Russia – not to mention the Next 11.

The process is unstoppable. Cynics can no longer argue that the inevitable power shift from West to East or South to Latin America or South-East to Africa and the Middle East is just about cheap labour and low-cost manufacturing. Indeed, assuming that China and India will remain mere makers of cheap generic goods could prove life-threatening. Both countries are cultivating their own global brands and service industries, and they will be as good as anything the West can muster. After all, we used to say the same thing about Japan or Hong Kong.

Fortunately, WPP has leadership or near-leadership positions in all these countries (other than Iran, one of the Next 11), a position we will maintain. In India, for instance, we have a substantial market-leading share and in Greater China a market-leading share, making the latter WPP's fourth-largest market already after the US, the UK and Germany. That can only grow as the global financial crisis fades.

Other changes are remaking our world. Of these, the most important is the continuing expansion of those parts of our business that sit outside traditional advertising. More of our work will be in marketing services, the so-called below-the-line areas such as Consumer Insight, Public Relations & Public Affairs, Branding & Identity, Healthcare and Specialist Communications – particularly direct, interactive and internet communications. Public Relations & Public Affairs, also, can expect a prosperous future as its traditional skills – building relationships and influencing opinion-formers – are brought to bear on the new internet frontiers of blogging and social networking. These shifts in the balance of our business are inevitable as audiences fragment, the costs of television airtime continue to fluctuate, gadgets like the iPad, smart phones or e-readers change media consumption habits and – most importantly – as the internet's reach extends, promising more measurable, predictable results.

So what will keep our clients awake at night in the 21st century? Overcapacity in almost all areas of manufacturing – too many cars still chasing too few customers, for example – casts a cloud over prospects, forcing discounting and a profitless prosperity on key industries. This was true before the credit crunch; it is all the more so now.

Clients are equally troubled by the dominance of global retailers and the consequent pressure on prices. Some companies rely on sales in Walmart or Tesco or Carrefour stores for a large part of their turnover. These sales may be crucial to the company, but the numbers appear no more than a rounding error for retail giants like Walmart. A deep understanding of distribution and retail is crucial for survival.

Internal alignment is another essential requirement as global companies react to new markets in the East and stagnant economies in the West; getting everyone in a company facing the same way, working towards the same vision, is key. As the geography changes, so will old-fashioned management structures. Regional silos can expect a shake-up and local managers, sensitive and knowledgeable about their markets, may well come to the fore again. Consolidation also presents a threat and an opportunity for our clients – and is changing our industry with the rebirth of super-agencies or full-service agencies and shifts in the way we structure ourselves to meet companies' needs.

Large clients are increasingly looking to parent or holding companies that draw on the strength of their individual subsidiaries to present integrated solutions for their marketing needs. We are winning such pitches. All this dictates that hiring and retaining the right talent will remain crucial for us and our clients. And here is a paradox. It is almost as if the shortage of human capital runs in inverse proportion to excess manufacturing capacity. People and skills are always crucial.

Following the sub-prime, insurance monoline, Bear Stearns, Lehman crisis a couple of trends intensified. Power inside companies moved even further to finance and procurement, particularly in a slower-growth, low-inflation world, where pricing power was hard to come by. And government, which must have injected something like $13 trillion into the $65 trillion worldwide economy, became even more important, not just as a regulator or investor, but as a potential client, too.

Also, health and wellness became more and more critical as a differentiator for goods and services, particularly with declining birth rates and ageing populations. Corporate responsibility is another concern for clients – although in truth a no-brainer. Only those seeking a fast buck and subsequent oblivion would surely think otherwise. While globalisation, free trade and scientific advance, within reasonable environmental and social constraints, will still be the most efficient way of enriching the most people in the world in the fastest time, the recent economic crisis underlines the importance of corporate responsibility and less conspicuous consumption.

Where 2009 was a very, very tough year, 2010 saw stabilisation and a return to growth, perhaps mainly because of the massive amounts of money – $13 trillion and counting – pumped into the system one way or another. Most of that money came from governments, who because of this increased spending have themselves become major clients for us.

In uncertain times, branding or differentiation and innovation – essentially, what we do – are everything. The first requirement is always a brilliant idea. Then you need co-ordination. Without the first, however, the second is pointless. You can't, after all, co-ordinate a lousy idea. So creativity and imagination win every time. There is a limit to how much you can cut costs, but there is no ceiling on innovation, at least until 100% market share.

A faster than expected recovery in 2010

Following a rough 2009, growth returned in the second quarter of 2010 as predicted, but faster than anticipated, particularly in traditional geographic and functional areas. The mini-quadrennial events of 2010 also helped – the Winter Olympic Games in Toronto, the World Cup in South Africa, the World Expo in Shanghai, the Asian Games in Guangzhou and the mid-term Congressional elections in the US, all helped push up advertising and marketing services expenditure by around 1% above trend.

Although 2009 was an extremely challenging year, the Group responded well, particularly in the second half.

Shape of global recovery % growth


Media
World GDP
20
15
10
5
0
-5
-10
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009f 2010f 2011f 2012f 2013f 2014f 2015f

Sources: IMF; GroupM
f: Forecast.

GDP projections 2010f-2012f % change


World output
US
Japan[1]
Germany
France
UK
China
India
Brazil
Russia
0 2 4 6 8 10 12 14 16 18 20
2010f
2011f
2012f

Source: IMF/GroupM
f: Forecast.
[1] Prior to events on 11 March 2011.

That was all the more gratifying, given that 2009 had none of the maxi-quadrennial stimulative events of 2008. That year was a record in terms of billings, revenues and profits, bolstered by a Summer Olympics, a European football championship and an American presidential election. Surprisingly, by the end of 2010, business was back to pre-Lehman levels, faster than many had anticipated. This was a relatively quick recovery and certainly faster than we could have possibly anticipated following that momentous weekend in September 2008.

Overall, in 2010, spending on worldwide communications services – advertising and marketing services – rose by 6.5% to $798 billion from an actual spend of $757 billion in 2009. WPP's market share stood at around 10%. Despite the uncertainties, the industry will probably grow by 4-5% in the current year. GroupM forecasts a 5.8% rise in advertising, which now accounts for approximately 40% of our business. GroupM also predicts a 4.4% increase in marketing services, which affects the other 60%. Our conservative budgeted revenue increase of 5% probably means increased market share.

As a proportion of worldwide GDP, communications services probably stayed constant in 2008, falling in the sharp recession of 2009, but rising again in 2010. 2011 and 2012 should see further increases, particularly in the 'V'-shaped economies of the BRICs and Next 11 and in the US, although in the 'L'-shaped economies of Western Europe, it is likely to remain a slog, but we believe WPP is well placed to make the most of it. On the following pages, we explain why.

The shifting centre of gravity

Nothing is constant. The way the world – and our industry – does business is changing as its economic centre of gravity moves. The US has hitherto accounted for about half of worldwide advertising and marketing services spending, with the most prominent non-American markets being Japan, Germany, the UK, France, Italy and Spain. Now Asia Pacific, Latin America, Africa, the Middle East, and Central and Eastern Europe are becoming more and more significant. This will continue as multinational corporations build their businesses where populations are large and growing faster – seeking to drive top-line like-for-like sales growth, a primary driver of total shareholder return. Even Cuba, with its population of 11 million, may become an opportunity. And also, if political differences are overcome, perhaps Iran with its population of more than 70 million.

Goldman Sachs, which first identified the BRICs nations – Brazil, Russia, India and China – now focuses on the Next 11 – Vietnam, Bangladesh, Indonesia, Iran, Mexico, Nigeria, Pakistan, the Philippines, Turkey, South Korea and Egypt. *The Economist* adds a new dimension – the CIVETS (Colombia, Indonesia, Vietnam, Egypt, Turkey, South Africa). WPP has leadership or near-leadership positions in nearly all these countries.

Latin America, Africa, and Central and Eastern Europe, while impacted by the global downturn, remained among our strongest-performing regions. Pakistan, with a population of 187 million, Vietnam with 90 million and Indonesia with more than 245 million – of which 210 million are Muslim – also remained faster-growing markets and became even more influential in 2010. Extrapolate WPP's current revenues in the BRICs countries or BRICI (including Indonesia) at the rates of GDP growth predicted in recent Goldman Sachs research and assume moderate rises in advertising-to-GDP ratios. The result is that Asia Pacific, Latin America, Africa, the Middle East, and Central and Eastern Europe will take a growing share of our business: probably 34% by 2015, excluding acquisitions. That's why we have upped our revenue share target for these markets from 33.3% to 35-40%.

Currently, China and India are home to more than one-third of the world's population. Asia Pacific represents half. By 2014, Asia Pacific will account for more than two-thirds. WPP already has a strong position in the region. Greater China is WPP's fourth-largest market, in which we have a significant advantage over our competitors. In India, our market share is very strong, with a similarly significant market share in South Korea. In Japan, it is almost 10%, behind both the dominating, although challenged, Dentsu and Hakuhodo DY Group.

There is no doubt the marketing world is becoming two-paced or even three-paced, geographically and functionally. Asia Pacific, Latin America, Africa and the Middle East, and Central and Eastern Europe are outpacing the US and Spain (post-Franco Spain was a standout market in Western Europe, although the current financial crisis has laid it low). In turn, the US and Spain historically, and now Germany, have been outpacing the rest of Western Europe.

Such shifts are not new. At other times in history, when a country or empire seemed to have total political, social or economic hegemony, as the US has, things changed and the vacuum was filled by another power. China and India will take that role, in the context of the growth of Asia Pacific. They are already enjoying their new stature. Over the past few years at the World Economic Forum in Davos, the Chinese and Indians have exhibited a greater degree of self-reliance and independence – perhaps even over-confidence. Both are now quick to blame the US for the recent crisis. Both no longer seem to rely on handouts or support. Both have reached or are reaching a size and rate of growth that may be self-sustaining and certainly more independent of US influence. Both now believe they have little to learn from the nations that got us into the recent economic mess in the first place.

Worldwide communications services expenditure 2010[f1] $m

	Advertising	Market research	Public relations	Direct & specialist communications	Sponsorship	Total
North America	155,362	9,687	3,800	88,215	17,088	**274,152**
Latin America	28,425	1,763	330	23,000	3,700	**57,218**
Europe	128,176	13,695	2,360	91,504	12,700	**248,435**
Asia Pacific	146,957	4,915	3,318	32,700	10,400	**198,290**
Africa, Middle East and Rest of World	15,815	518	118	1,437	2,100	**19,988**
Total	**474,735**	**30,578**	**9,926**	**236,856**	**45,988**	**798,083**

Worldwide communications expenditure 2006-2011[f]


Global nominal GDP change %
Media and Marketing total $m
900,000
800,000
700,000
600,000
05
06
07
08
09
10[f]
11[f]
8%
6%
4%
2%
0%
-2%

Source: GroupM
f Forecast.
1 Estimate.

While decoupling has not, in our view, arrived, there is probably less coupling. But as the credit crunch demonstrates, problems in America still exert a powerful influence on the rest of the world. On my most recent trips to Shanghai, Beijing, Mumbai, Bangalore (first time), Hyderabad (also first time) and New Delhi, many Chinese and Indian companies with national and overseas ambitions appeared much more assured and less over-awed by the capabilities of Western competition. In the past they listened and learned; it clearly has paid off.

We will probably still rely on the strength of the US, but increasingly we will see the growth of Asian-based multinationals. Not only Japanese-based multinationals like Sony or Mitsubishi, or South Korean-based chaebols such as Samsung, LG or Hyundai (the Samsung of the car industry), but also Chinese multinationals such as Lenovo, Haier, Konka, Bird, Bright Dairy, China Mobile, China Unicom and CNOOC. Four of the top 10 companies in the world by market capitalisation are already Chinese. Just look at Millward Brown's BrandZ™ analysis of China's top 50 brands. Consider also Indian multinationals such as the two Reliances, Tata, Mahindra, Bharti, Wipro and Infosys (with whom we have a new joint venture in advertising production). The latter's headcount has grown from 40,000 to nearly 128,000 in the past five years and shows little sign of slowing. There is no shortage of eager candidates for those jobs: Infosys still receives more than one million applications each year.

No longer a maker of cheap, generic goods, China will increasingly become a service-based economy. In 2005, the mayor of Shanghai asked the 55 chief executives on his International Business Leaders Advisory Council to suggest how Shanghai might become the world's leading services centre. In 2006, the focus was on innovation, 2007 on climate change and planting trees in Shanghai, 2008 reviewing 20 years of progress in Shanghai and releasing sturgeon into the Yangtze River. In 2009, the CEOs reviewed the lessons of the past 20 years of the Mayor's committee in preparation for Shanghai Expo and WPP held one of its 2010 Board meetings in Shanghai around the Expo. Similarly, India will seek to be a manufacturing centre for the world and not just focused on services. Who would have thought that Ratan Tata would buy Corus, the re-branded British Steel (the name created by one of our Branding & Identity companies), or that the underbidder would be a Brazilian company? In addition to Tetley Tea, Tata also acquired Jaguar and Land Rover at the top end of the car industry. At the bottom end, it launched the Nano in 2009 at

The 30 largest companies in the world*

Rank	Company	Country	Market cap $m
1	Exxon Mobil Corporation	US	414,638
2	Apple Inc.	US	323,866
3	Industrial & Commercial Bank of China Ltd	China	278,252
4	PetroChina Co Ltd	China	264,882
5	BHP Billiton Limited	Australia	254,122
6	China Construction Bank Corp	China	225,966
7	Petroleo Brasileiro SA – PETROBRAS	Brazil	225,330
8	Royal Dutch/Shell Group	Netherlands	223,623
9	Microsoft Corporation	US	215,269
10	Chevron Corporation	US	214,355
11	General Electric Company	US	209,715
12	BHP Billiton PLC	UK	209,512
13	International Business Machines Corporation	US	197,784
14	Nestlé S.A.	Switzerland	187,057
15	Wal-Mart Stores, Inc.	US	186,470
16	Google Inc.	US	186,399
17	HSBC Holdings plc	UK	183,555
18	JPMorgan Chase & Co.	US	182,684
19	China Mobile Limited	Hong Kong	181,483
20	Gazprom OAO	Russian Federation	180,967
21	Agricultural Bank of China Limited	China	175,025
22	AT&T Inc.	US	170,545
23	The Procter & Gamble Co	US	170,512
24	Wells Fargo & Company	US	168,262
25	Oracle Corporation	US	164,911
26	Rio Tinto Limited	Australia	164,043
27	Pfizer Inc.	US	162,703
28	Johnson & Johnson	US	161,323
29	The Coca-Cola Company	US	149,635
30	Vale S.A	Brazil	147,103

Source: *CorporateInformation.com*
* Market values as at end of March 2011.

BrandZ™ Top 10 most valuable Chinese brands

Rank	Category	Brand value US$m
1	China Mobile *(telecoms operator)*	56,074
2	Industrial & Commercial Bank of China	38,090
3	Bank of China	22,344
4	China Construction Bank	21,676
5	China Life *(insurance provider)*	18,320
6	Agricultural Bank of China	16,494
7	Petrochina *(oil & gas)*	14,223
8	Tencent *(internet service portal)*	12,199
9	Baidu *(search engine)*	9,715
10	Ping An *(insurance provider)*	8,443

Source: Millward Brown Optimor

100,000 rupees ($2,500) – the cheapest car in the world. And most recently, Geely, the Chinese car manufacturer, acquired Volvo from Ford.

Right here, right now

Understandably, the West has difficulty grasping the scale and complexity of Asia Pacific's potential development. China is, after all, not just one country; it consists of more than 30 provinces, with so many languages and dialects that even Mao Tse Tung had to be accompanied by an interpreter when travelling. Incidentally, the population may well be closer to 1.5 billion rather than 1.3 billion – a census will shortly confirm the real number. The Chinese government consistently seems to underestimate its statistics, like those for GDP growth, but, whatever the true figure, it is still equivalent to four or five Americas. Likewise, India's 1.2 billion plus population covers 27 states.

Of course, only 200-300 million Chinese people can currently afford the goods and services being marketed to them, but even this is already almost equivalent to all of America and is a dynamic situation, one that will change rapidly in the coming years. There are more than 875 million mobile phone subscribers in China. Of those, over 600 million subscribe to one company, China Mobile (China's top brand, one of the top 10 most valuable world brands and the most valuable brand outside the US) – equivalent to twice the population of the US.

Furthermore, India, itself equivalent to three to four Americas, seems to have been stimulated into more rapid growth, driven perhaps by neighbourhood envy and the Chinese model of state-directed capitalism – although India bills itself as the world's fastest-growing democracy. Look at the dogfight for the Indian phone operator Hutchison Essar, which Vodafone won in a market growing now by 15 million subscribers a month, even more than China at eight million a month. There are now 791 million Indian subscribers, with Airtel having 159 million, and Reliance and Vodafone having around 130 million each.

This really is back to the future. In 1820, China and India generated around 49% of worldwide GDP. But by the early 19th century, Meissen and Wedgwood were undermining the high-quality, high-price Chinese porcelain industry with similar quality, but cheaper products. It is the exact reverse today. China and India are heading for the same share of world GDP in 2025 that they had in the 18th century, having bottomed out at 8% in 1973. China's development has been rapid and will continue, but not without bumps. The government is conscious of overheating, and an imbalance in rates of development between the coast and the hinterland. There has, it is true, been a slowdown in 2008 and 2009, but the 2009 Party Congress set an 8% target for GNP growth in 2010, which was achieved. The 12th Five-Year Plan lowered the target rate of growth to 7%, with a shift from savings to consumption, a welfare safety net to discourage saving and encourage consumption and a charter for services growth – all-in-all a five-year plan for the development of WPP in China. WPP recently signed a memorandum of understanding with SASSAC – the government investment holding company, with $1.79 trillion in sales – and Peking University to teach branding to state-owned enterprises and to provide a curriculum for a new $5 million university of advertising in Shanghai. These are just two examples of opportunity.

Evidence of China's arrival on the world stage is everywhere – its confidence at former UK Prime Minister Brown's G20 summit in 2009, President Obama's low bows to the Chinese leadership and, most visibly, the Beijing Olympics and Shanghai Expo. Few self-respecting multinational companies bent on expanding into China or national companies seeking to grow inside or outside China missed out on the branding opportunity presented by Beijing 2008. The Chinese Government committed $45 billion of investment around the Games, in contrast to London's $14 billion for 2012. Beijing was a whopper, but it did not end there. The Municipality of Shanghai invested $3 billion in Expo 2010 and there was the Asian Games, in Guangzhou, also in 2010.

Watch out for increasingly subtle Chinese military and economic influence, too. Take the recent economic contact with Fidel Castro in Cuba to counterbalance Taiwanese tensions. Or Chinese investment in Galileo's GPS systems, which drew a coruscating response from the Pentagon. Equally, Beijing will not be prepared to rely on America to defend its vital and growing energy supply interests in the Middle East and Russia, as its recent energy deal with Russia showed. It is busily building trade bridges throughout the oil- and energy-producing regions of the world, particularly Latin America and Africa.

It is in Africa that China is changing trade relations, with more than 800,000 Chinese reportedly participating in projects there. Increasingly, Africa is the continent of opportunity, rather than war, disease and poverty. Although recent events have changed the map again, President Muammar Gaddafi's original volte face did energise North Africa and Egypt, and China's focus has drawn the attention of Western governments seeking to curry favour, too. We at WPP have invested in Smollan and the Jupiter Drawing Room in South Africa, and Scangroup and TNS in Central and North Africa. In Africa, as well as China, sport plays a symbolic role. The 2010 FIFA World Cup in South Africa was an iconic event for the African continent and one in which our agencies dominated. Stand by for this decade to be the decade of Latin America too, as the FIFA World Cup in 2014 and Summer Olympics in 2016, both in Brazil, will focus increasing attention on the scope for development and growth.

Government debt as % of GDP 2008-12f
Percentage point increase


Advanced economies 24.4
US 30.8
Euro area 19.1
France 21.9
Germany 10.8
Italy 13.8
Spain 32.8
Japan[1] 37.8
UK 32.5
Canada 13.5
Emerging economies 1.0
China 0.6
India 0.8
Russia 4.3
Brazil -3.8
Mexico 0.9
South Africa 14.3
G-20 advanced 25.7
G-20 emerging -0.3
0
10
20
30
40

Source: IMF
f: Forecast.
[1] Prior to events on 11 March 2011.

Contributions to 2011 advertising growth by country
$bn


6
5
4
3
2
1
0
Canada
Indonesia
Russia
India
Brazil
Japan[1]
China
US

Contributions to 2011 advertising growth by medium
$bn


15
12
9
6
3
0
Radio
Out of home
Print
Internet
TV

Source: GroupM
[1] Prior to events on 11 March 2011.

There is another challenger to American dominance – the Muslim world. Already, Muslims number 1.6 billion people or a quarter of the world's population. By 2020, they will account for 2.1 billion or approximately 30% of the world's projected population. The recent struggles in Afghanistan and Iraq, continued tension with Iran, and regime changes in North Africa really only continue the 1950s' Suez conflict, the oil crisis of the 1970s and the invasion of Kuwait in the 1990s.

Westerners have made little attempt to understand the Islamic mind and assume that Muslims share their value systems. This is wrong-headed and short-sighted. Muslims are different and it will be increasingly necessary to make a serious and sincere attempt to understand them – something President Obama's administration clearly grasps. WPP announced new Muslim marketing initiatives at the Muslim conference in Kuala Lumpur in May 2010.

America back in the game

Past Annual Reports have featured work by artists from China, India, Africa and Latin America and, this year, Eastern Europe. Last year's report showed work from the acclaimed US painter Wayne Thiebaud. The choice was apt, for America was at a crossroads, one not dissimilar to that which it faced in the 1980s, and the turnaround we have seen in 2010 almost looks like America bites back.

Top 20 US advertisers 2010
Ranked by total measured ad spending* $m

2010 rank	2009 rank	Advertiser	2010	2009	% change
1	1	Procter & Gamble	3,123.7	2,651.7	17.8%
2	3	General Motors	2,121.4	2,153.4	-1.5%
3	4	AT&T	2,083.7	1,859.0	12.1%
4	2	Verizon Communications	1,806.7	2,135.7	-15.4%
5	6	News Corp	1,364.6	1,235.1	10.5%
6	5	Pfizer	1,226.6	1,390.0	-11.8%
7	9	Time Warner	1,190.7	1,198.6	-0.7%
8	8	Johnson & Johnson	1,137.1	1,230.4	-7.6%
9	11	Ford Motor Co	1,123.4	1,013.0	10.9%
10	16	L'Oreal	1,112.1	851.6	30.6%
11	12	Walt Disney	1,071.4	1,068.7	0.2%
12	18	Toyota	1,069.0	822.5	30.0%
13	13	General Electric	1,018.4	1,020.8	-0.2%
14	7	Sprint Nextel	991.3	1,183.6	-16.2%
15	19	Berkshire Hathaway	968.3	829.1	16.8%
16	15	McDonald's	892.2	879.0	1.5%
17	14	Macy's	885.8	901.7	-1.8%
18	▪	General Mills	883.7	763.4	15.8%
19	10	Wal-Mart Stores	882.3	1,148.3	-23.2%
20	▪	Kraft Foods	880.7	738.9	19.2%

Source: Kantar Media
* Measured spending in TV; magazines; newspapers; radio; outdoor.

The growth of China and India might lead some to underplay the continuing importance of the US. That would be a mistake. Failure to understand its significance remains a risky move even in these changing times. Take investment banking. A quarter century ago, SG Warburg, Morgan Grenfell, Schroders and Flemings could be counted as strong European brands. Today, they have all but disappeared. Despite recent catastrophes, large American banks, such as Goldman Sachs, Morgan Stanley, Bank of America, JP Morgan Chase and Citigroup (but no longer Bear Stearns and Lehman Brothers), dominate the industry, although boutiques focusing on investment banking relationships, rather than trading, may become fashionable again.

A few years ago, strong European talent might have expressed misgivings about working in American multinationals. Today, these businesses are more sensitively run and still offer more interesting, intellectually-stimulating global opportunities and challenges. The European-based businesses that remain, such as Deutsche Bank, UBS and Credit Suisse, still face the hurdle of establishing a good market position in the US.

Neither is it easy to find European-based global companies. BP and Shell certainly get it, as do Unilever and Nestlé. So does Daimler, although Jurgen Schremp's global strategy has been dismantled. Vodafone, GlaxoSmithKline, AstraZeneca, L'Oreal and Sanofi-aventis are other good examples, although doubts in some cases remain. There are not many more. American influence is still very strong.

The world has not been globalised in the way the late Professor Theodore Levitt forecast, where consumers around the world bought similar products, marketed in the same way. Indeed, before he died, Levitt admitted as much in an interview to celebrate the 20th anniversary of his article, saying he was exaggerating to make a point. Truly global products only account for around 10-15% of our worldwide revenues. In fact, consumers are probably more interesting for their differences than their similarities.

Recent political developments support this – the collapse of the Soviet Union, the break-up of Yugoslavia, devolution in Scotland and Wales, and Basque and Catalonian nationalism. Moreover, the European Union is really a supply-side led phenomenon, harmonising production and distribution, rather than demand. What has been going on may well not be the globalisation of world markets, but their Americanisation. Not in the sense that upsets the French or the Germans, and results in the banning of Americanisms from French commercial language – an objection to the cultural imperialism of Coke, the Golden Arches or Mickey Mouse. More in the sense of the power and leadership of the US. In most industries, including our own, the US still accounts for almost half of the world market. And given the prominence of US-based multinationals, you could argue that more than half of the advertising and marketing services sector is controlled or influenced from there. If you want to build a worldwide brand you must establish a big presence in the world's largest market – the US. At WPP, 21 of our top 50 clients are headquartered in Europe, three in Asia Pacific and 26 in the US. Almost all of the latter are located in the northeast quadrant created by Chicago, Detroit, New York and Washington.

That American strength is based on three factors. First, the size and power of the American market: more than 300 million people in a relatively homogeneous market. The European Union at 500 million is over one and a half times that size, but much more heterogeneous. Second, the power and size of US capital markets. Recent difficulties aside, America is still the cheapest place to raise debt or equity capital, although more detailed disclosure requirements are discouraging some. Finally, because of its strength in technology, it is hard to think of many areas where it does not lead. Third-generation mobile phones are one, but, given the prices European companies paid for the privilege, the distinction is dubious.

Local vs global: getting the balance right

The world's multinational companies must develop new thinking to deal with the issues described above. As US-centric corporations, for example, seek to develop their businesses and extend their reach into more heterogeneous markets, the balance of organisations will shift. This will not mean that everything changes. There will continue to be a focus on global, max or core brands, with sales of more than $1 billion, to counterbalance the power of global retailers and allow companies to become less dependent on the US markets. For instance, Coca-Cola's geographic coverage of around a third in North America, a third in Asia and Latin America and a third in Europe, Middle East and Africa will become more the norm, rather than Pepsi-Cola's 53% in the US. At the same time, more sensitive local organisations that can respond more readily to national opportunities and challenges will be required.

The past 10 to 15 years have seen, probably quite rightly, a diminution of the power of country managers, as companies sought to reduce needless duplication and stimulate the sharing of knowledge. Eradicating geographic silos and fiefdoms made sense. But as country-based organisations have become more complex and sizeable, there may be a need to develop more focus at a local level. Several clients have started to re-build country organisations and re-appoint country managers or ambassadors, particularly as they need to cultivate governmental or academic influence or be more locally sensitive.

As a result, regional management has come under scrutiny. With the development of technology and communications, organisational span-breakers may not be so necessary. In addition, given the complexity of regional tasks, regional managers become no more than glorified financial directors. The average advertising agency regional director in Europe, for example, may have to cover 100 offices in a 250-day working year. It would be difficult to add significant value while spending an average of one to two days in each office a year, even if he or she travelled constantly.

At WPP, we are experimenting with two new organisational responses. First, Global Client Leaders to manage at least the 30 biggest clients across WPP (which account for over 30% of revenues) on a worldwide basis. Second, WPP Country Managers focusing on three key issues – people, local clients and acquisitions.

Both responses cause angst to our operating company or tribal leaders, who continue to have primary organisational control. Both cut across traditional organisational structures. Both demand new ways of working together, denying turf, territory and ego. Both raise questions about motives, methods and values. But both are necessary, responding to client needs and developments. Organisations are becoming more and more networked, less and less pyramidic. It also seems to be a nonsense to have a similar country manager structure for China and India, as with Singapore and Portugal. Maybe the BRICs, at least, should be split off from their regions and report in directly to the centre, opening up for them to be split up further regionally.

Furthermore, as the balance of economic power shifts, there will have to be similar shifts in power within corporations. Salary increases, benefits, STIPs, LTIPs, share options, restricted stock allocations and capital expenditure, for example, will have to be allocated more fairly, as growth favours these faster-growing markets. This will mean that Anglo-American or American-Western European management cliques will have to open up, as, for example, Unilever has done, with over 400 Indian managers already exported around the world in senior positions. There will be more.

Why marketing services grew and grew

Advertising and Media Investment Management – which historically has concentrated on areas such as television, radio, newspapers, magazines, outdoor and cinema – has thrived in recent times, but its overall share has declined. In its place, supposedly less sophisticated, less global and less-developed marketing services have gained as a proportion of our total business. These areas are Consumer Insight, Public Relations & Public Affairs, Branding & Identity, Healthcare and Specialist Communications – particularly direct, interactive and internet communications.

Marketing services have grown more quickly for two reasons. First, network television pricing has risen faster than inflation in past years, to the disquiet of big advertisers. Procter & Gamble, the world's biggest advertiser, Unilever,

Growth of media in major markets 2006-2011 %

Television	2006	2007	2008	2009	2010[f]	2011[f]
North America	7.7	-2.2	1.3	-6.1	4.8	2.7
Latin America	13.3	11.0	9.6	6.6	14.4	10.9
Western Europe	2.6	4.4	-3.1	-10.8	7.1	3.1
Emerging Europe	25.2	21.6	13.1	-16.7	13.8	11.4
Asia Pacific (all)	8.5	6.4	5.2	-0.3	10.9	9.8
North Asia[1]	22.1	13.3	13.8	6.5	10.6	9.3
ASEAN[2]	13.6	8.0	9.8	10.8	27.2	19.7
Middle East & Africa	14.1	22.5	24.3	11.9	21.6	18.3
World	8.0	4.2	3.4	-4.1	9.1	7.0

Radio	2006	2007	2008	2009	2010[f]	2011[f]
North America	1.7	-3.2	-9.8	-6.3	-3.8	0.5
Latin America	5.1	11.0	12.7	9.1	8.9	8.9
Western Europe	1.9	3.9	-1.3	-8.7	0.6	1.2
Central & Eastern Europe	34.4	24.3	11.1	-23.9	-1.2	5.8
Asia Pacific (all)	15.4	5.6	5.2	-0.8	8.6	3.3
North Asia[1]	n/a	26.1	23.1	8.2	19.0	7.4
ASEAN[2]	3.3	1.8	9.7	11.9	12.8	5.7
Middle East & Africa	13.9	7.0	21.8	0.1	10.1	8.9
World	5.4	2.1	-1.8	-5.1	1.6	2.6

Newspapers	2006	2007	2008	2009	2010[f]	2011[f]
North America	2.5	-4.7	-9.9	-17.9	-6.9	-1.6
Latin America	7.3	14.3	3.7	1.2	13.6	8.0
Western Europe	2.8	3.7	-5.6	-15.0	-1.0	-0.8
Central & Eastern Europe	15.6	10.5	6.6	-25.0	5.2	5.4
Asia Pacific (all)	-4.2	2.7	-1.9	-7.7	7.7	4.8
North Asia[1]	-13.1	7.1	5.9	1.6	13.2	4.7
ASEAN[2]	2.1	10.7	10.7	5.4	13.5	9.2
Middle East & Africa	11.1	18.1	12.1	-3.7	-1.1	1.6
World	1.3	1.8	-4.5	-12.8	0.8	1.5

Magazines	2006	2007	2008	2009	2010[f]	2011[f]
North America	2.7	3.4	-6.8	-14.8	-3.7	1.9
Latin America	12.1	4.2	17.9	-17.4	5.8	3.0
Western Europe	2.8	1.1	-5.7	-21.8	-1.7	-1.6
Central & Eastern Europe	12.7	11.9	6.9	-35.8	-2.9	8.7
Asia Pacific (all)	2.5	1.1	-3.3	-16.2	1.4	-1.9
North Asia[1]	18.3	17.0	15.1	-1.8	15.6	4.0
ASEAN[2]	8.7	-1.7	6.0	0.3	4.3	3.9
Middle East & Africa	14.9	14.7	9.7	-5.8	3.4	4.9
World	3.3	2.8	-4.7	-17.9	-2.0	0.7

Outdoor	2006	2007	2008	2009	2010[f]	2011[f]
North America	8.5	6.0	-5.9	-4.7	1.5	4.1
Latin America	6.9	0.6	6.6	1.2	11.7	8.6
Western Europe	4.7	3.3	-2.8	-8.7	1.8	1.8
Central & Eastern Europe	34.6	17.7	15.1	-32.1	8.3	8.9
Asia Pacific (all)	14.5	-2.2	6.9	-9.1	4.0	2.6
North Asia[1]	40.2	-16.6	36.0	-1.9	13.8	8.7
ASEAN[2]	21.2	12.5	11.7	7.9	6.8	10.7
Middle East & Africa	20.6	68.2	5.0	-5.7	-9.4	-2.7
World	11.7	2.9	2.9	-10.0	3.3	3.2

Internet	2006	2007	2008	2009	2010[f]	2011[f]
North America	35.7	26.3	11.6	11.1	10.9	13.0
Latin America	47.7	57.8	53.0	25.7	35.9	32.8
Western Europe	69.2	36.5	23.8	7.3	12.3	10.5
Central & Eastern Europe	69.2	128.1	49.2	7.0	25.3	25.3
Asia Pacific (all)	33.9	32.4	24.6	7.9	18.6	16.6
North Asia[1]	41.4	51.7	42.6	17.8	27.2	23.8
ASEAN[2]	38.9	73.0	40.3	33.4	54.2	98.4
Middle East & Africa[3]	23.7	56.3	88.9	55.6	9.4	6.0
World	42.6	31.7	19.8	9.6	13.9	13.9

Source: GroupM
f: Forecast.
[1] China, Hong Kong, South Korea, Taiwan.
[2] Indonesia, Malaysia, the Philippines, Singapore, Thailand, Vietnam.
[3] Prior to recent events in the region.
(Figures rounded up.)



Principal sources of annual media growth
Contribution %

	2010f	2011f
North America	**11**	**22**
Canada	5	3
US	6	19
Latin America	**13**	**11**
Brazil	7	5
Western Europe	**15**	**10**
UK	5	3
Central & Eastern Europe	**6**	**7**
Russia	3	4
Asia Pacific (all)	**49**	**43**
Australia	7	2
India	2	5
Japan[1]	5	6
North Asia	**26**	**21**
China	19	17
ASEAN	**9**	**9**
Indonesia	3	4
Middle East & Africa	**5**	**6**

Principal sources of annual media growth
Contribution $bn

	2010f	2011f
North America	**3,087**	**6,124**
Canada	1,413	919
USA	1,674	5,205
Latin America	**3,451**	**3,021**
Brazil	1,913	1,442
Western Europe	**3,949**	**2,767**
UK	1,419	705
Central & Eastern Europe	**1,743**	**2,061**
Russia	782	1,094
Asia Pacific (all)	**13,242**	**11,981**
Australia	1,840	642
Japan[1]	1,338	1,631
India	437	1,349
North Asia	**6,899**	**5,684**
China	5,077	4,781
ASEAN	**2,515**	**2,467**
Indonesia	812	1,136
Middle East & Africa	**1,479**	**1,699**
World	**26,951**	**27,654**

Source: GroupM
f: Forecast.
[1] Prior to events on 11 March 2011.

Coca-Cola and American Express have all registered voluble protests in recent times. They are sick and tired of paying more for less and hence their laser-like focus on value in the recession and continuing into the recovery.

Even with the acute economic pressures of 2008, US network television may have increased in cost relatively. 2009 was the only weakening in the trend, as network pricing probably fell for the first time for a long time by approximately -3%. In 2009, ITV1 pricing may have fallen back to levels last seen a decade or more ago, the biggest bargain for a long time. In 2010 its pricing rose 16% for adults (and 9% across all UK TV) and both are set to turn in single-digit growth in 2011. (Yet still remain a bargain on the long view.) The upcoming US up-front negotiations will probably see high single-digit, low double-digit increases in cpms in network and cable.

Nevertheless, the trend is clear. Imagine what would happen in the car industry if the price of steel rose consistently by 10% against general price inflation of 3%. Manufacturers would use less steel or find a substitute. That is what is happening in our industry, too. Marketing services, digital and even other traditional media such as radio, outdoor and cinema advertising are becoming more acceptable substitutes.

Don't expect network television, however, to disappear any time soon. It will remain important. If we were starting a multinational packaged goods company from scratch, we would still use network television to influence the largest number of people in the shortest time at the lowest cost. In fact, free-to-air viewership has actually risen in the last year or two – perhaps a feature of recessions. Clients still need reach, but it isn't what it was. In the US, for example, primetime network television used to claim 90% of households. A few years ago it was 50%; today it is perhaps only 33%. There are, of course, still programs with significant global or national reach, such as the World Cup final (500 million); the Olympics (400 million in a normal year – but an audience of over two billion for the opening ceremony in Beijing in 2008); the Super Bowl (111 million); and the Academy Awards (38 million).

The largest regular live event audience, however, is none of the above. It is the Chinese New Year Gala on CCTV in China, the rest of Asia and elsewhere, watched consistently by more than one billion – and maybe similar audiences for Indian World Cup cricket matches. These events remain in relatively fixed supply, while the pools of money chasing them are stable or growing. As a result, their prices are bid up. That's why a 30-second Super Bowl advert still costs around $3 million and an Academy Awards slot around $1.7 million. This is not an easy situation, although it may last.

A fragmenting media

There is another reason for the growth of marketing services – media fragmentation. The old media have become more sophisticated and the new media have proliferated. Technology has improved the effectiveness and development of cable and satellite television, newspapers and periodicals, radio and outdoor, while spawning new media in direct, interactive and the internet. Many of these new media are more measurable and more targeted.

Media consumption habits change with every generation. Even small children know their way round the internet. Decision-makers in media owners and agencies tend to be in their fifties and sixties; their children and grandchildren are shifting in ever greater numbers to multi-tasking on the web, personal video recorders (PVRs), video-on-demand, smart phones, iPods, video iPods, iPhones, iPads, Kindles, mobiles, podcasts and multi-player internet games. Declining newspaper readership, particularly among younger people and the resultant collapse of established titles are alarming trends.

Among the many new technologies, one of the most interesting is the PVR. This device enables viewers to download television programs on to a hard disk, creating their own television channel, recording programs for screening when they want to see them, and building a library, as an iPod does with music. A PVR also allows you to time-shift programs as you watch, stopping for breaks when you wish. It cannot be long before they are standard equipment in television sets.

What has made observers particularly excited – or worried – about the PVR is its ability to fast-forward or skip commercials. Market research in the US indicates that consumers like to fast-forward advertisements – although they stop at beer commercials for fun and car commercials for information. We could do most of this previously with video recorders, of course. The key question remains the amount of time viewers will continue to devote to television. In some PVRs, the skip button has been omitted and fast-forward speeds limited. In others, little boxes on the PVR screen will contain details of the ads being fast-forwarded. However they develop, such devices will exert more pressure on network television and on agencies to create stronger programming and sponsorship opportunities, along with even more creative advertising ideas. The same will be true of video-on-demand, another new and fast-developing technology. The premium on creativity can only grow.

Many executives are in denial. They believe – or hope – that radical change will not happen on their watch. Yet I know my consumption habits have altered over the past few years – more daily newspapers like *The Wall Street Journal* and the *Financial Times*, fewer periodicals. More cable and satellite television, less network. More web surfing and BlackBerry e-mail. More continuous streaming of CNBC or Bloomberg. More downloading of newspapers and books on my Kindle and now the iPad. I am less willing to wait for detailed analysis in weeklies or fortnightlies. I want news, together with commentary, now. Why should I wait 10 days for in-depth analysis of a merger announced on Thursday night? By contrast, though, women seem to be increasing their magazine readership and *The Economist* powers ahead, having gone well past a one million circulation with increasing advertising revenues, even in these threatening times.

Paid-for content: essential for survival

Web activity, broadly defined, currently accounts for well over $4 billion of WPP's revenues, or 29%. It is growing rapidly and will continue to challenge us and our clients. There are a number of reasons for this.

One is disintermediation, an ugly but useful word. Let's take an example from our own business. More than $4 billion of WPP's revenues (post-TNS) comes from market research. Traditionally, research has been done on the phone and through the post. The process was long and cumbersome. A questionnaire had to be designed, distributed and filled in by consumers or interviewers. Then data were collected, analysed and conclusions developed. That could take three to six months. Many CEOs despaired that by the time the solution had been identified, the problem had changed. Using the internet, however, the research process can be transformed and responses obtained almost instantly. WPP's Lightspeed panel interrogates more than 17 million consumers globally and can deliver answers inside 24 hours. You may also be disintermediated by lower-cost business models. The gambling industry, for instance, has been shaken by the emergence of peer-to-peer sports betting sites, cutting out the traditional bookmaker.

Despite the relatively recent vicious compression in valuations and consequent losses, the financiers of new media and technology companies still focus on sales, sales growth and market share, rather than on operating profits, margins, earnings per share and return on capital employed. The hour of reckoning, however, could be coming for some Web 2.0 companies. All, or virtually all, depend on advertising revenues for their growth and survival. There will be losers in the battle to capture those revenues and we may have already reached a point in the investment cycle where revenues, operating profits and cash flow become paramount. Financing institutions and strategic investors may no longer continue to support excessive valuations by re-financing cash burn, particularly after a financial crisis. Even venture capital companies will be more picky about matching or raising pricing in the next round of financings and may cut off funding altogether and admit their mistake. In 2010, AOL sold Bebo, the social network site it bought in 2008 for $850 million, to Criterion Capital Partners for an estimated $10 million.

These conundrums, however, are nothing compared to those faced by traditional media owners, few of whom have managed to deal with new technologies. Take Craigslist, for example. Established in 1995 by Craig Newmark, the site provides largely free classified advertising to millions of users across the globe. The result – a massive reduction in classified advertising revenues for the traditional players. It is estimated that Craigslist costs newspapers in the San Francisco Bay area alone up to $65 million a year in lost employment advertising.

The response from traditional classified advertisers is to produce their own free classified sites. The effect: a permanent reduction in classified advertising revenues, as established classified media owners justify their activities as necessary cannibalisation. If they don't eat their own children, someone else will. The internet is probably the most democratic phenomenon we have seen: free information or nearly free information breaking the tyranny or monopoly of distance.

Few newspaper or periodical publishers have mastered the connection with the new internet platforms. Rupert Murdoch's rapid purchase of internet assets such as MySpace was one example, although it quickly lost its lead to Facebook. Similar initiatives have come from network television: NBC owned by GE with iVillage, and ITV in the UK with Friends Reunited (since revoked). Others such as *The New York Times* have made similar moves, but none seem to have been able to replace the lost revenues by new ones. For several years in our Annual Report we have questioned whether NBC would still be a part of GE in a few years. Would it be sold or spun-off? Would it merge with Yahoo! or another internet company? In 2009, we found out the answer – a sale to Comcast. Will even *The New York Times* survive or face the fate of some US newspapers? *The Chicago Tribune* filed for bankruptcy protection in 2008. *The San Francisco Chronicle*, whose owners have warned of a sale or closure, claims to have improved its finances with a new business model, while the *Seattle P-I* has gone wholly online. Hence the recent shift from Rupert Murdoch to *New York Times* publisher Arthur Ochs Sulzberger, Jr for subscription-based models.

It is no longer enough just to be in the newspaper or network television business; you have to be in the communications business. This idea is not dissimilar to Professor Theodore Levitt's analysis of the horse and buggy in the context of the transportation industry. Rupert Murdoch is one of the few who seems to understand this. Perhaps the mistake was not to charge for newspaper content on the web in the first place. It is easier to take the consumer down in price, rather than up. If you can't charge for content as strong as Condé Nast's *Vogue* or *The Wall Street Journal*, for example, when can you? Now media owners seem to have shifted gears, deciding finally to charge for online content – with Murdoch leading the way, Sulzberger and others have finally realised the need. Paying for content, further media consolidation and the possible subsidy of traditional content by government are all current trends that will probably continue to develop. The internet has resulted in a permanent reduction in the revenues and profitability of traditional media owners, but if consumers value content they will pay for it.

Clients are re-examining the relative levels of their advertising and marketing services investment. The econometric analysis of media investment is becoming increasingly important. How much should we spend and through which media, have become ever more critical questions – the Holy Grail of advertising, the answer to which half of advertising is wasted.

> **Increasingly, our business is about combining the full range of our marketing and communications creativity, insights and skills with the application of technology and the mastery of data**

The application of technology and the data it provides are important components to succeed in the new technology-based media. We had already invested through WPP Digital, GroupM, Kantar and our direct and interactive businesses, such as Wunderman, OgilvyOne and G2, before purchasing 24/7 Real Media. This was more than the acquisition of a digital agency – such as the acquisition of jewels like AGENDA, Aqua, Blast Radius, Bridge, BLUE or Schematic. This was about the development of search technology, advertiser and publisher websites, the application of technology in general and media sales, and followed, on a much smaller and less lavish scale, Google's acquisition of DoubleClick and Microsoft's purchase of aQuantive, although all had the same proportional impact on WPP, Google and Microsoft.

With enough investment, we can reproduce any of the media planning and buying technology developed and have already accessed search revenues effectively. Unlike most media owners, we are not investing in a single technology or making technological bets. We are purveyors of any and all media investment alternatives and, as long as we are not excluded from any single, powerful technology and have the talent to analyse and optimize these alternatives for our clients, we will remain not only relevant but increasingly valuable to them. In contrast, media owners, unless they cover the media waterfront, are exposed to one technology or another. Increasingly, our business is about combining the full range of our marketing and communications creativity,

Percentage of Fortune Global 100 companies with...


2010
2011
80
70
60
50
40
30
20
10
0
65% 77%
54% 61%
50% 57%
33% 36%
Twitter accounts
Facebook pages
YouTube channels
Corporate blogs

Global companies using at least one social media platform


2010
2011
100
80
60
40
20
0
79% 84%
50% 67%
88% 89%
86% 84%
Global
Asia Pacific
Europe
US

Global companies using all four platforms


2010
2011
35
30
25
20
15
10
5
0
20% 25%
25% 33%
15% 15%
28% 34%
Global
Asia Pacific
Europe
US

Number of accounts per company


2010
2011
7
6
5
4
3
2
1
0
4.2 5.8
2.1 4.2
1.6 2.7
4.2 6.8
Twitter accounts
Facebook pages
YouTube channels
Corporate blogs

Source: Burson-Marsteller

insights and skills with the application of technology and the mastery of data.

Warren Buffett used to say in the 1970s, when he invested directly in IPG and Ogilvy (at three times earnings), that agencies represented a royalty on the international growth equity of US-based multinationals. Perhaps today, parent company investment also represents a royalty on the growth of new media technologies.

The internet and other new technologies will affect another area – recruitment. Young, bright talent will always seek out new, flexible, un-bureaucratic, responsive companies. Staying with one company for 40 years or so – as my father did and my parents advised me to do – no longer seems the best career choice. Clearly, the era of apprenticeship inside large corporations is finished. It was weakened by the corporate downsizing of the 1980s and 1990s, the final nail in the coffin coming with the internet boom of the late 1990s. However, some recent polling and attitudinal analysis in the UK shows younger people want a better work-life balance. Hedge funds, for instance, have until recently proved more attractive than investment banks, offering fixed work times and not demanding all-night toil, while making massive trades.

After the bankruptcies and failures of Web 1.0, many young people returned to the more traditional businesses they had left. WPP lost a number of such bright talents and later welcomed some back to the fold. I conducted re-entry interviews, and hoped to hear that the returnees were relieved to have their jobs back. Far from it: few grovelled. Worse, they admitted that given the opportunity again, they would take it or seize a similar one. And recently, in the last year or two, with the emergence of the second internet boom, it is clear there is another wave of bright, young people attracted to new technologies and opportunities within those companies.

Google: a friendlier frienemy

Google's success is clear and its economic power substantial. It has a market capitalisation, despite recent volatility, of $190 billion, projected 2011 revenues of around $27 billion, approximately 24,500 people and growing, and 75 offices. The stock markets are saying something about Google's valuation in relation to our own $16 billion valuation, with approximately 60% of the revenues at $14 billion and nearly 100,000 people (excluding associates) in over 2,000 offices.

Put together the four largest communications services parent or holding companies – WPP, Omnicom, IPG and Publicis. You will have approximately $41 billion of revenues and a $46 billion market capitalisation – almost twice the revenue of Google, but only a 20% of the market value.

So is Google a frienemy or froe? On the amicable side, we are forecast to spend more than $1 billion this year.

That tells you a little about the nature of Google's business. Normally our media market share, according to RECMA, the independent organisation that measures scale and capabilities in the media sector, is around 25-30%. With Google it is around 5%, indicating a long tail and a heavy small- and medium-sized business-to-business connection. In a sense, Google is a mechanical Yellow Pages – opening up advertising to small- and medium-sized companies that did not advertise before.

In any event, Google clearly wants to work with us on building relationships with our biggest clients. We have run joint seminars on both sides of the Atlantic for some of our largest and most important clients to try to nurture mutual relationships and are building joint sales programs with a Google sales team designed specially for us. We have also initiated, with Google, Harvard Business School and MIT, a $5 million research program on the effectiveness of advertising on the internet.

There is no doubt that Google has become friendlier as it has focused its business in the teeth of the recession and renewed its efforts on the digital areas, where it draws its strength rather than the traditional media areas, where it had stumbled. Having hired a new CFO and cut $1 billion in costs, its renewed focus on search, digital display and particularly mobile indicates the future, with the stunted launch, for example, of Nexus One (which, by the way, disintermediates both the mobile handset industry and the mobile operator networks at the same time) and the phenomenally and ominously successful launch of the Android operating system (probably the most successful product launch ever, with the exception of Microsoft's Kinect). On the less friendly side, chairman Eric Schmidt has said Google is targeting the advertising sector. Google experimented in many traditional areas such as print and TV, signing deals with Clear Channel and Echostar, though recently scaling back in some traditional areas. It has hired creative people to write ads and one of our creative directors to head up its creative efforts. It has approached US clients to see if it can set up a direct, electronic media-buying exchange. Google is also looking at electronic media planning and buying models, which can be accessed through the web.

Google has also concluded a billion dollar deal with AOL and Time-Warner has indicated in internal memos that it planned to co-operate with Google in television, print and other media. The opportunity exists, although it is doubtful if the traditional Time-Warner operating company verticals will be easily persuaded to give up on digital expansion and opportunities to meet their budgets and targets. It also offers, through Google Analytics, a free analytical service and 'new' CEO Larry Page is investing heavily.

In 2006, Google made Rupert Murdoch's purchase of MySpace a stunning success with a $300 million per annum, three-year deal for internet revenues. This against a purchase

Top US websites ranked by unique visitors

Rank	Domain
1	google.com
2	yahoo.com
3	facebook.com
4	youtube.com
5	bing.com
6	wikipedia.org
7	amazon.com
8	live.com
9	msn.com
10	blogspot.com
11	ebay.com
12	microsoft.com
13	ask.com
14	craigslist.org
15	go.com
16	about.com
17	aol.com
18	walmart.com
19	myspace.com
20	ehow.com

Source: Compete.com
As at January 2011

Unique visitors to social networking sites millions


FaceBook UVs
Myspace UVs
Twitter UVs
160
120
80
40
0
Jan09 May09 Sep09 Jan10 May10 Sep10 Jan11

Source: Compete.com

Group buying/couponing takes off million unique visitors


Groupon.com
Livingsocial.com
20
15
10
5
0
Jan10 Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan11

Source: Compete.com

price of around $680 million. And then it overcame its lack of success with video by buying YouTube for $1.65 billion, despite little or no revenues and a bunch of copyright lawsuits, part of which were solved by making three music companies momentarily YouTube share owners and $50 million richer on the morning of the sale. Finally, it gave Warren Hellman and Hellman & Friedman a return of 800-900% over two years on DoubleClick, paying over $3 billion – 10 times revenues and 30 times EBITDA. Entry to the first round of the auction was 13-14 times EBITDA, which we could not reach. Through DoubleClick, Google may control more than 80% of targeted and contextual internet advertising, along with much valuable client and publisher data.

This last transaction awoke the dragon. Microsoft initiated a heavy response, not only on regulatory fronts, but from transactions, too. 2007's rumours were confirmed, as Microsoft bid for Yahoo! (and then partnered with it in search), aQuantive and others. Already, Yahoo! has paid an infinite EBITDA multiple for Right Media. Sane strategic moves or irrational exuberance?

All in all, Google has opened up an attack on many fronts. Perhaps too many, particularly when you consider the other theatres it is fighting in, such as book publishing and robots to the moon. One gets the impression it was throwing a lot of mud against the wall to see if any sticks – maybe confining itself to search and mobile search would be best, as it now seems to be doing. It also needs to deal with the threat from Facebook which now surpasses Google in usage if not, most importantly, in revenue. Yahoo! has a different approach, working through its agency partners and believing in the power of people, rather than Google's greater focus on technology. Certainly, the combination of Microsoft and Yahoo! in any way has brought greater balance to the markets. Our clients and our agencies favour a duopoly rather than a monopoly. Google's poor handling of Chinese government relations and withdrawal from the Chinese market and issues in the EU with business practices, specifically in France, Italy and Germany, do not help, along with Federal Trade Commission issues over the AdMob acquisition in the US. The latter reflects the emerging battle between Google and Apple, highlighted in recent press articles that cover the increasingly fractious relationship between the companies that are both collaborators and competitors –another example where Google has become a frienemy.

Perhaps, one of the biggest threats to Google is from within. As Warren Buffett once pointed out, if Google was worth $250 billion then (more than his own Berkshire Hathaway and in the top three US companies by market capitalisation after only 10 years), it would have to be worth $350-400 billion in two or three years to justify that valuation. After that comment, Google's market capitalisation fell, although it has now recovered significantly. It may be the frustrations of an 80-year-old (and friend of Bill Gates) fuming that it took him 40 years to build a company to a value of $200 billion – rather than 10 years. What's more, Sergey Brin and Larry Page were worth $14 billion each and only in their mid-30s.

In any event, recent data on click-through rates makes even Google look mortal and volatility of market value on this scale threatens internal motivation and loyalty. Bright young computer engineers may be tempted to try venture capital opportunities in Silicon Valley, rather than continue to hold vulnerable equity. The answer to the question whether Google is a frienemy or froe, is probably both. Short-term friend, long-term foe although, more recently, Google has become a friendlier frienemy to us while making more frienemies on the way. Finally, the regulatory threat is growing with decisions and reviews on both sides of the Atlantic indicating governmental concerns with monopoly-like market shares and privacy concerns.



The persuasive way to build a brand

Good editorial cannot be bought, only influenced, making one marketing discipline increasingly important – Public Relations & Public Affairs. The growth of the internet and the growing sophistication of polling techniques play to the traditional strengths of Public Relations & Public Affairs, where relationships need to be built with opinion formers. That does not mean just newspapers. Blogs, social networks and customer websites are a new form of editorial, as important if not more important than *The New York Times*. Because they are fast and have a more intimate relationship with their readers, blogs can cause disproportionate harm to a brand – or conversely bring great benefit. PR can influence them in a way paid-for advertising cannot.

PR will never replace traditional advertising but in the new electronic media, it is a measurable way of building a brand. Chinese and Indian manufacturers will need its services to bring their products to the West, as they go beyond being makers of cheap generic goods to creators of value-added brands. Equally, burgeoning global powers will need PR to smooth their ways to places of influence in the world. And the financial institutions blamed for the credit crunch will need to buff up their tarnished reputations. In all these cases, PR will help, as we have seen over the past five years with the continued growth of our Public Relations & Public Affairs businesses.

The world still produces too much

Most sectors are facing problems similar to those in the car and truck industry, where companies can still make 80 million units and consumers buy 60 million. This happens even after recent rationalisation among the Big Three in Detroit. (Amazingly, it seems that to be successful in capitalist America, you have to take government money and go into Chapter 11 bankruptcy, emerging shorn of pension and healthcare liabilities!) The contraction in supply in the US has been balanced by expansion in China, India and South Korea. Geely buys Volvo, Tata buys Land Rover and Jaguar, Hyundai becomes the new automobile Samsung.

It is difficult to find many cases where overcapacity is not a big, long-term issue. Tequila, perhaps, where it takes seven years to grow the herb. Or high fashion companies like Rolex and Hermes, where historically supply is limited – although conspicuous consumption is less acceptable after the fiscal crisis. It is also true that commodity-based industries such as oil and steel faced undercapacity issues for some time, being overwhelmed by Indian and Chinese demand.

Overcapacity issues are particularly difficult to deal with in politically-sensitive industries like automobiles. Governments are not enthusiastic about shutting down capacity and increasing unemployment. They also like to increase capacity by offering inducements to locate new production facilities in development regions. Thus the best thing for the European car industry would probably have been for GM to absorb Fiat's production capability. But Silvio Berlusconi, Italy's Prime Minister, could not countenance more unemployment in the Mezzogiorno. The same issue faced the British government with Rover, resulting in it subsidising workers to stay in work during the 2005 election campaign and it faced the Obama administration with GM and Chrysler.

The critical issue in the 19th and 20th centuries was how to produce goods and services, and to make sure they reached the consumer. In the 21st century, it is convincing the consumer to purchase products, services or brands in the first place. In such circumstances, differentiation becomes critically important and differentiation is what our business is about.

Historically, maintaining technical or product differences was easier. Today, keeping a technological lead is difficult. Product life cycles are being shortened and brand cycles lengthened. Here is another example from the car industry. Less than a decade ago it took, perhaps, five years to design, produce and market a car. Today, it can be done in 18 months. Facing faster and more aggressive Japanese, South Korean and German manufacturers, the Americans have been obliged to play catch-up. In future, Chinese and Indian manufacturers will stimulate further response.

So intangible differentiation is becoming more important. Psychological, lifestyle and emotional differences are significant. The suit or dress you wear, the car you drive, the holidays you take, how you spend your leisure time – all say a lot about your personality and preferences. Some say such intangible appeal is unsavoury. Preying on people's vulnerabilities, it is argued, is unethical. Not so. We believe that fulfilling people's desires or dreams is almost always justifiable and satisfying for the consumer – and it is a key role for the advertising and marketing services industry.

US sales of new vehicles 1980-2010 units, m


Total car
Total light truck
12
10
8
6
4
2
80
83
86
89
92
95
98
01
04
07
10

Source: Ward's AutoInfoBank

Average age of disposed vehicles, US


Car
Truck
Industry
9
6
3
0
2006
07
08
09
2010 Q3

Source: NVCS

Advertising categories Jan-Sept 2010 vs. Jan-Sept 2009 $bn


Growth
Auto 23%
Financial 13%
Leisure 14%
Comms & IT 3%
Retail 9%
Personal care 21%
Food 7%
Beverage 20%
2009
2010
0 10 20 30 40 50

Source: GroupM/Kantar Media

Bribing customers: a recipe for ruin

In a low-inflation, overcapacity market with little or no pricing power, many manufacturers have turned to price promotion and discounting. The best example is the car and truck industry. General Motors still seemed to believe until recently that it had a balance sheet advantage over its competitors, particularly in Detroit. Why else would it introduce heavily price-based competition such as five-year zero-coupon financing or discounts of $4,000 to $5,000 a unit? Probably, the most extreme case was Hyundai in Korea offering negative interest rates on financing – a form of cash giveback. One dealer in America offered a buy one, get-one-free deal on sports utility vehicles (SUVs). Luckily, it was a failure. Even Toyota, with its current recall and branding difficulties, has resorted to discounting to maintain dealership loyalties and clear excess inventory.

If you give cars away it is only to be expected that consumers will buy them. No surprise, then, that the American auto market stood at 16 or 17 million units before the credit crisis, or that housing markets and house prices showed similar buoyancy, when fixed-term money was being given away at such low interest rates, despite the shudders in the sub-prime markets.

The problem is that consumers grow used to such discounting and wait for new car or truck introductions and the discounting that goes with them. Auto manufacturers face profitless prosperity and break-even economics at full capacity. Hence the decision by Dieter Zetsche at Daimler to dispose of Chrysler (what did Cerberus do on branding?), and the strategies of General Motors and Ford to cut capacity.

Interestingly, Japanese and Korean manufacturers, and some German ones too, have tended to resist excessive discounting, offering only $1,000 or $2,000. Instead, they concentrate on design, new products and branding to build a price premium, although even they have problems now.

If you focus on price, you build commodities. If you focus on innovation and differentiation, you earn a price premium and create brands. This seems to be the approach of Alan Mulally at Ford, as he brings a laser-like focus on the Blue Oval and has disposed of peripheral brands. Conclusive evidence of the inadvisability of discounting came when General Motors had to lower its earnings forecast for 2008 by 80%. Recent comments and actions by GM do indicate a slight difference in approach and a shift to more focus on product although, even after having taken government money, GM (and Chrysler) entered and exited Chapter 11 bankruptcy. Of the Big Three, only Ford, which resisted the siren calls of government aid, looked strong. More competition from the Chinese and Indians, particularly Tata, will ram the point home. Price promotion just does not work. The product is key.

A similarly unfortunate trend is occurring in the food industry. Packaged goods companies continue to try to build share by discounting and price competition, particularly as distribution concentrates. They pay higher trade discounts and slotting allowances and fund increased promotional activity. Just like the media owners, the food manufacturers

> **“If you focus on price, you build commodities. If you focus on innovation and differentiation, you earn a price premium and create brands”**

are being squeezed by two factors – the other is obesity. Diabetes is a pandemic and a huge area of public concern. Increasingly, commodity-like food companies find themselves in a weak position, in contrast to the health-based or wellbeing segments of the packaged goods industry, which do not suffer from the same phenomenon. Here, companies are more focused on product innovation, research and development or science, along with branding, to build stronger market shares. As a result, brands and margins are more robust and volumes greater.

Recent accounting changes in the US forced companies to show gross and net sales, at least temporarily. As a result, more data is available on the balance between advertising and promotional spending. According to Kantar Retail, the average consumer packaged goods company spends 16.4% of sales on trade promotion (price cuts basically) and only 9.0%

on brand-building advertising. Many CEOs know what they spend on advertising, but not on trade promotion. Often the latter exceeds the former, even in heavy-spending above-the-line companies.

It may well be that manufacturers will seek to cut trade spending and boost brand-building advertising, particularly at a time when the trade is consolidating at such a rapid rate. Bribing customers for distribution is a recipe for ruin. Again, it is branding and product differentiation that must come to the fore.

Branding and Big Retail

One of WPP's media partners sells 10% of its cover sales through Walmart. To the media owner, this is life or death. To Walmart it is a rounding error and the province of the third or fourth level of procurement, making the publisher's life a misery. More people visit Walmart in the US in a week than go to church on a Sunday, leading some to suggest that the supermarket chain is the new religion. Walmart, with $419 billion of sales, is the seventh largest 'country' by retail sales. It accounts for 10% of US retail sales, while Tesco takes 14% of UK retail sales. Both enjoy 30% of grocery sales in their domestic markets. At a recent Microsoft CEO conference, Lee Scott, then boss of Walmart, targeted a doubling of its US market share to almost 20% of retail sales.

Some 16%, or $12 billion, of Procter & Gamble's worldwide sales already go through Walmart. If this was a business unit on its own, it would rank among the world's top 50 FMCG companies. Other examples include Kellogg at 21%, Kraft at 14% and PepsiCo at 12%.

Influence over, and control of, distribution is not a new issue. After all, advertising was developed in the 19th century by manufacturers to appeal over the heads of wholesalers or retailers direct to consumers. Increasing retail concentration – not only in the US but also in Europe and Latin America – will emphasise the importance of focusing on product innovation and branding, along with better understanding of point-of-purchase consumer behaviour and emphasis on packaging, display and retail design. As a senior Asia Pacific Procter & Gamble executive has said, depending on which P&G brand you are talking about, something between 30% and 80% of purchasing decisions are made at the point of sale. Procter calls it 'the first moment of truth'.

PepsiCo chief executive Indra Nooyi calls for concentration on 'retail theatre', rather than lavish, costly TV commercials. Other FMCG leaders call for agencies to start with the shelf and not a 60-second TV commercial. WPP believes an understanding of distribution and retail is essential and it is one of our core practice development areas. The Store, our global retail practice, links more than 900 professionals working on retail business and issues around the world, updating them on the latest developments and trends – subject to client confidentiality. Kantar Retail's analysts and experts in channel management supplement and consolidate our knowledge of global retailing.

In addition, OgilvyAction gives WPP an even broader distribution offer with its focus on product categories that have been denied access to traditional media. Our recent investment, Smollan, has around 20,000 people focused on retail brand management in South Africa, China, India and, next, Brazil. Recent comments by Walmart, for example, seem to indicate an even greater focus on global purchasing discounts and co-ordination with manufacturers, spelling more price pressure and referred pain for suppliers. At the same time, Procter & Gamble has taken a minority stake in Ocado, the UK's leading online home shopping, direct delivery food network, to move closer to the customer.

The paradox of talent in an age of overcapacity

Attracting, recruiting, developing, training, motivating, incentivising and retaining human capital remains crucial. While there is certainly too much production and capacity in general, one resource is in ever shorter supply in the 21st century – talent. Every statistic points to a reduction. The slowing birth rate, declining marriage rates, more working women, higher divorce rates, more single-parent families, smaller families, ageing populations – all these factors are reducing the supply of talent.

Even countries with strong, younger demographics, such as Mexico, will face similar situations by 2020. Some governments are trying to stimulate the birth rate. The Chinese government is said to be reviewing the one-baby policy and Russia is worried about its ageing 143 million population. Western Europe and Japan face significant longer-term economic growth issues as a result of the declining proportion of young people and an overall population decline. The elected and then rejected Prime Minister Shinzo Abe of Japan wanted to stimulate the Japanese birth rate, as one way of strengthening the economic growth rate. That is one reason why the rapid inclusion of Turkey into the EU is so important: another source of population growth as well as immigrants to stimulate economic growth and provide access to the Muslim world.

In a less differentiated world, it will become more and more important for companies to stand out through the quality and responsiveness of their people. Making sure that your people buy into your strategy and structure will be increasingly important. Living the brand – operationally – will be critical.

Internal unity makes for a powerful army

Probably the biggest block to progress for our clients – and indeed ourselves – is internal politics. Turf, territory and ego prevent productive change. If the chairmen or CEOs of our clients saw what we saw, they would be horrified. If they and we devoted half the time that they or we spent on internal politics on the consumer, client or competition, they and we would be considerably more successful.

You could argue that most of the communication we co-ordinate is aimed at internal audiences rather than external ones. Some people, such as David Ogilvy and Allan Leighton (when long ago he was at retailer Asda) have maintained that ensuring your internal constituencies are on side is often more important than external ones. Only when internal communications are working can your company talk positively to customers, potential customers, suppliers, potential employees, journalists, analysts, investors, government and NGOs.

Building such virtuous circles in a uni-branded company is one thing. Inside a multi-branded company such as WPP, which has grown by acquisition, our tribes operate independently to deal with dis-economies of scale and client conflict. Things are far more complicated. Trying to ensure 100,000 people face in the same direction at the same time is not easy. On the other hand, once achieved, internal unison and common focus make a very powerful army. It may not be fashionable to talk about charismatic or strong CEO leadership; the focus is more on the CEO as coach, mentor or team leader. But our experience is that the most successful companies with which we work have CEOs who understand the importance of the brand, have a strong vision and implement that through a strong CMO.

After all, at long last, it is understood that all business strategy is really marketing strategy, starting with the consumer and working backwards from there. Most of our companies develop internal communications through Advertising, Media Investment Management, Consumer Insight, Public Relations & Public Affairs, Branding & Identity, and Healthcare and Specialist Communications. However, no single operating entity exists within WPP to execute internal communications on a worldwide basis. Still an opportunity for the future.

Hair shirt or inflation? Two ways out of a deficit

The speculative blowouts around the internet in 2001 and 2002, and sub-prime and insurance monoline crises starting in October 2007 were perhaps inevitable and, given their size, lengthy corrections were necessary. Overall, the past seven or so years have had their share of pain.

The US economy was in a political cycle in 2004, as the government used fiscal spending to stimulate the economy. Rates of growth in US government spending were back to where they were 35 years ago at the height of the Vietnam War. In 2005, the tragedy of Hurricane Katrina, and the continuing demands of the wars in Afghanistan and Iraq fuelled the government spending spree. It is no accident that governments in many countries are the largest advertising spenders: ministries use marketing to reinforce their policies and build electoral popularity. Perhaps for political reasons, former President Bush failed to deal with the twin fiscal and trade deficits. He chose not to raise taxes and Federal Reserve chairman Ben Bernanke did not hike interest rates even further.

All this was thrown into sharp relief by the sub-prime, insurance monoline, private equity and house price crises that started to hit hard in the third quarter of 2007. Everyone but Goldman Sachs seemed caught unawares – and, for a short time, even the masters of the universe were. Economic policy is in sharp reverse, with massive injections of liquidity and significant lowering of interest rates being the cornerstones of the new economics, as banks continued to refuse to lend to one another and third parties.

Given the massive Keynesian fiscal stimulus of around $13 trillion and counting being pumped into the world's economy through government spending and guarantees, there was little doubt that the post-Lehman difficulties would be overcome in the short term. After all, the US and UK have even resorted to quantitative easing or printing money, not only once, but several times. But what happens in the long term? There seem to be two possible routes. First, the hair shirt route of reducing government deficits by cutting state spending and increasing taxes, thus increasing unemployment and encouraging a higher propensity to save. All very painful stuff as we saw on a smaller scale in the 1970s and 1980s. (The three-day week and rubbish piling up in the streets is the nearest we have been to the current crisis since the Great Depression.) The UK Coalition Government has taken this route, not cutting spending, as some suggest, but reducing the rate of increase, as government spending will rise from £700 billion in 2010 to £740 billion in 2014. In inflation-adjusted terms spending falls, but you do not run a business on that basis, do you? With a fixed five-year political term to play with, the Coalition Government does have the room to deal with the deficit and build a comprehensive long-term economic plan based mainly on education, infrastructure and technology.

The other route, which is politically easier, is to inflate our way out long term. It will be difficult for government or even central banks to know when to withdraw the current support, particularly as President Obama suffered in the mid-term elections in 2010 and faces a Presidential Election in 2012. The UK's ex-Prime Minister Brown suffered in the polls in May 2010 and Germany's Chancellor Merkel suffered a crucial state election defeat in the same way. It would be very unpopular politically to wear the hair shirt by increasing unemployment. Much easier to inflate our way out of it, reducing the real value of debt and increasing long-term interest rates. It is doubtful, however, that the redistributive and healthcare policies of the US president will be effective to deal with the debt burden and, in any event, may have harmful effects on entrepreneurial motivation and corporate activity or eventually be rejected at the ballot box. US deficit reduction looks like it will be left until after 2012, unless there is a strike in the bond market and Pimco's refusal to buy US Treasuries spreads. If this scenario plays out, the high-saving countries – Brazil, Russia (getting its act together again as oil prices rise), India, China and even, perhaps, Japan – will benefit and pull further away from the West.

Inflation, of course, as long as it is controlled, is not bad for our clients or us. By giving our clients pricing power, branding and innovation become even more important, as long as private label does not become too dominant. Another consequence of massive government stimulus, effectively state directed capitalism (akin to the Chinese model) is government as a client. Country branding, foreign direct investment, tourism, export stimulation, reinforcement of government policy are all examples of marketing needs at government level – witness GroupM's win of the COI's media buying in the UK. The British government was the country's largest media spender but not for long, although there will be recovery.



Consolidation and the law of big numbers

The credit crisis may have slowed activity, but mergers continue apace. NewsCorp took Dow Jones, Google took DoubleClick, Microsoft snapped up aQuantive, Yahoo! took Right Media, Microsoft took Yahoo!, Pfizer took Wyeth, Merck took Schering-Plough, InBev took Anheuser-Busch, Vodafone went for Hutchison Essar, Danone took Royal Numico, Bank of America took Merrill Lynch, Carphone Warehouse linked with Best Buy, Thomson Corp merged with Reuters, Kraft ate Cadbury.

Announced global M&A activity


Deal value $tn
Deal volume 000
50
40
30
20
10
0
1.9 1.2 1.4 2.1 2.8 4.0 4.9 3.0 2.1 2.5
01 02 03 04 05 06 07 08 09 10

Source: Thomson Financial as of March 2011

Consolidation among media owners also continues unabated. NewsCorp takes and disposes of DirecTV and bids for BSkyB, Comcast tried to take Disney and takes NBC. Legislation has favoured more consolidation in the US and the UK, although recent events and changes in administrations may alter that. Even in Brazil, which has been fiercely protectionist, you can buy 30% of Globo or Editora Abril. And in Australia, recently introduced legislation relaxing media ownership rules triggered a media asset bidding frenzy. Germany allows foreign ownership of TV; Italy concentrates further through the Gasparri Bill. In Spain, the government allows a 25% share of the free-to-air market and the Polanco family sells a television stake to Berlusconi's Mediaset, and Antenna 3 and La Sexta have had on-and-off merger discussions. Clients and media owners are not alone: retail consolidates, too. Morrison takes Safeway; Boots and Alliance merge and go private shortly thereafter. In Latin America, Walmart enters the north east of Brazil by acquiring part of Ahold's interests, Lider consumes Carrefour's Chilean interests, and Jumbo buys Disco in Argentina. Rumours surround Walmart and Carrefour and Home Depot and Kingfisher.

In line with the laws of big numbers, the challenge to Walmart, Tesco and Home Depot will be how they can successfully manage expansion outside their home markets. Tesco already has over half its square footage outside Britain (but much less of its profits) and has sent its UK managing director to the West Coast to manage its US expansion as Fresh & Easy. It will not be simple; the demands are different and the model will be significantly based on rehabilitating blighted areas on the West Coast. Early signs are mixed.

It is no surprise that agencies are also consolidating. Havas and Aegis, IPG and Publicis, Dentsu selling its 15% stake in Publicis in 2012 to buy a global network of its own (effectively a rolling $1.2 billion equity put on Publicis by Dentsu), Ipsos, GfK and Nielsen being involved in significant consolidation activity in market research are all current rumours. Certainly in the one area where there are big economies of scale – media buying – consolidation is significant. To negotiate with a Rupert Murdoch, Sumner Redstone, Mel Karmazin, Bob Iger or Brian Roberts, larger scale is essential. Media buying, or what we call Media Investment Management, is one of WPP's fastest-growing businesses, driven by clients looking for media-buying efficiencies – rather than reductions in agencies' commissions. Like-for-like revenue growth in the last four years has consistently been well above WPP's overall like-for-like growth. Often client savings on gross media budgets of 5-10% are achievable.

Media savings are driving client centralisations and are a quick kill in demonstrating efficiencies, as Nestlé and Unilever have shown. The traditional media owners are not only having to fend off disintermediation by new technologies, but the pricing pressure from significant consolidation of media budgets. But even on the creative side, voracious procurement departments and ill-judged price competition by agencies themselves are driving consolidation (the $100 million pitch win headline in *Advertising Age* or *Campaign* is more satisfying than real revenue). We have seen two of our competitors desperately write cheques or subsidise account pitches to the tune of $20 to $30 million to retain accounts globally or in the UK – one of which decisions has been reversed in 18 months in our favour. Competitors seem to ignore the exponential risks of going short in markets that may be becoming increasing long, by giving undeliverable media pricing guarantees and failing to book consequent balance sheet liabilities.

Outsourcing – an opportunity

Growing consolidation in our industry is reducing the available resources for clients. It is ever more difficult to find co-ordinated resources that can deliver what clients require, particularly if they are an international, multinational or global company. Smaller, country- or city-based operations cannot offer the depth of coverage or breadth of resources.

One interesting recent development is the growing interest in outsourcing parts or all of the marketing function. Clearly this is an opportunity for us and is being driven by CEOs' focus on costs and their analysis of their investment in marketing services. Instead of concentrating solely on amounts spent outside the organisation, closer examination is being made of amounts spent inside the company. WPP has become involved recently in outsourcing projects in the automotive and internet services industries. In a number of other areas, including advertising, direct marketing and research, there is interest in what can be done in outsourcing costs. Clearly this tends to make internal marketing departments more defensive about their functions. We have seen much of this, for example, in the media buying area.

Integrated, global and at a good price

Formed initially in response to the pressures of consolidation and to house conflicting accounts, the super-agencies – or what we at WPP prefer to call the parent companies – really represent the full-service agencies of the 21st century. Long before the phrase 'integrated communications' came into common use, integrated communications were exactly what such full service agencies provided. Over time – and as a result of two pressures – these departments became unbundled. Clients sought to reduce costs, and the media and craft specialists within agencies, feeling under-recognised as members of a mother agency's department, looked for greater recognition and reward in free-standing, specialist companies of their own. Importantly, this involved a split between the creative agency and the media agency, reducing costs from approximately 15% of gross media costs to about 12%. Good media people left and started independents such as Carat, Media Planning Group, CIA and Western International, which grew organically and by acquisition.

> **Clients still require, first and foremost, creativity and great creative ideas. Second, but increasingly, they want better co-ordination. Finally, they want it at the lowest possible price**

The same pattern was seen among packaging, market research, merchandising, PR and other specialist skills. Many such companies have now been re-absorbed into the super-agencies, but in an inter-dependent or autonomous form. Strong media or marketing services specialists do not like, understandably, to be subsumed under advertising professionals, particularly when they have enjoyed a taste of freedom.

As the new specialist media investment management agencies have grown in power, new media technologies have developed and the media agencies have developed strong client relationships. The creative agencies have become increasingly discomforted and called for re-integration. This is not possible in our view; the toothpaste is out of the tube. Media agencies have declared UDI and won their independence. They will not report again to account, planning or creative management. Similarly, media agencies should not develop traditional creative capabilities, even under the guise of digital. If clients want better co-ordination between creative and media agency – which in some cases needs to be improved – the best way to do it is by housing the media planners in the creative agency, but with them remaining employed by the media agency. The creative agencies have paid a heavy price for ignoring the importance of media. The medium is increasingly becoming more important or as important as the message.

“The medium is increasingly becoming more important or as important as the message”

Today, the new super-agencies have a big opportunity. Clients still require, first and foremost, creativity and great creative ideas. Second, but increasingly, they want better co-ordination. Finally, they want it at the lowest possible price. The challenge is therefore to provide the best ideas in the best co-ordinated or integrated way at the lowest cost. Until recently, this might have been seen as a fad, but now the concept may be taking root. Four major multinational clients – three of them with origins or significant parts of their business in Asia – invited four or five of the largest holding or parent companies to present for their global advertising and marketing services business. In all cases the presentations included advertising and media investment management, and direct – and, in one case, research. All these clients were looking for an integrated global solution to their needs and for groups that can offer alternative solutions – potentially a weakness of the single network.

In all four pitches, a group or parent company solution was selected. WPP tribes were successful in two of them. In the third and fourth, we were constrained by significant conflict issues. The CEO of one eliminated parent company in the first round of the first pitch declared that this was not a trend. After at least four similar pitches, he has changed his mind and is pursuing a holding company approach. In addition, many other group pitches have taken place – particularly in pharmaceuticals, and Public Relations & Public Affairs – that have been under the trade papers' radar. The only issue preventing this from being a trend is whether clients can be convinced of the benefits.

Our business is polarising between big and small. The middle of the road is becoming an increasingly difficult place to be, with traffic coming from both directions. Agencies excluded from the super-agency pitches because they lack the scale and resources must be feeling uncomfortable.

Procurement and creativity

The days of 15% gross commissions – 17.65% on cost – are long gone. Commission levels have receded to around 12% gross for full service, including media planning and buying, or, as we put it, Media Investment Management. Production commissions have largely been reduced or eliminated, although there are interesting procurement opportunities for agencies themselves in television production.

While commissions persist, fees are becoming more popular with clients, although that momentum seems to have slowed recently. They now represent at least 75% of our business. Usually time-based, with incentives, they are used almost exclusively in our marketing services business, which accounts for 59% of our revenues. In advertising, they account for well over half of our business.

Fees have a number of advantages and, on balance, we prefer them. They are not seasonal, in a business where spending tends to be concentrated in the second and fourth quarters. January, however, has generally become a more rewarding month. If clients cut or do not spend or continually re-brief us, we still get paid.

Finally, when fee-driven, we tend to plan our annual business better. Fees have also tended to dampen volatility in our operating margins.

I cannot remember a time, in the 36 or so years I have been in the industry, when clients have been so focused on cost. Given overcapacity, low inflation and lack of pricing power and high management turnover and, most importantly, the shadow of the economic crisis and the near Armageddon or Apocalypse Now of the Lehman weekend, that is perhaps understandable. However, the question remains whether the procurement process can successfully purchase creative services in the way door handles or widgets are bought. The emphasis on procurement seemed to start in the pharmaceutical industry and then moved elsewhere. It may work in media buying, where there are clearly economies of scale, but not necessarily in media planning or other creative areas.

It is true we must improve our processes and eliminate waste, but can you buy ideas or our people's creativity in such a mechanical way? Increasingly, pressure on price will drive our best creative resources to clients and categories where their services are rewarded appropriately. Many marketing clients still appreciate that great advertising ideas and copy deliver outstanding results. Reducing marketing costs indiscriminately, particularly in industries with heavy fixed production costs, will only result in having to spread those costs over fewer unit sales.

The procurement process seems to be based on the idea that what we provide is low value-added and that, because we are dependent on significant revenues from large clients, we can be squeezed. This thinking may be flawed. First, what we do is critical. There is a limit to how far costs can be reduced; but there is almost no limit (apart from 100% market share) to how far you can grow revenues. Second, in an increasingly undifferentiated world, what we do – differentiate products and services, tangibly and intangibly – is becoming more and more important, particularly in the slower-growth markets of the US and Western Europe, where overcapacity, commoditisation and retail concentration are more pressing issues.

Corporate responsibility: an essential ingredient in brand-building

Many companies have made an increasingly important virtue and value of positioning their brand, goods or services as corporately responsible. If you are in the business of building brands, products, services or corporate brands in the long term, this is surely a given. If you want to build long-term profitability, you cannot dismiss the environment, society, government, NGOs or the press. Indeed, you would only ignore these constituencies if you were in business for a quick buck or short-term profit. We already know from our market research agencies that consumers and people inside companies value socially-responsible companies more highly.

HSBC in banking, and Walmart and M&S in retail are good examples of corporate responsibility. However, three relatively recent events have heightened the importance and significance of CR, or Global Corporate Citizenship, and made them very fashionable. First, the deal between Warren Buffett and Bill Gates, involving an exchange of Microsoft and Berkshire Hathaway stocks, to enable the Gates Foundation to do even greater charitable work. Second, the decision by Sir Richard Branson, at the second Clinton Global Initiative in New York, to donate up to $3 billion in profits from his Virgin companies to good causes. And finally, the decision by James Murdoch at BSkyB and his father Rupert Murdoch at NewsCorp to espouse carbon neutrality. All of these events have made it fashionable for chairmen and CEOs to embrace corporate responsibility – and embarrassing for them if they do not.

People will not consume luxury in the way they did until recently, particularly in Western markets, at least for some considerable time in the future. Responsible consumption will become more important, rather than conspicuous consumption. Consuming less in a more socially responsible way will be crucial – in relation to society, the environment and economy. Thus social responsibility will be more significant to the consumer, our clients, governments, NGOs and all constituencies.

Conclusion

2010 saw a faster recovery than we thought possible. As predicted, growth returned in the second quarter, mainly due to easy comparatives, but accelerated faster than anticipated for the rest of the year and into 2011. Overall, 2011 should grow at a similar rate at around 5% like-for-like, as clients seek top-line growth in the faster-growing markets and the US continues to stabilise. 2012 should be good too, boosted by the maxi-quadrennial events of the Summer Olympics in London, the European Football Championships in Poland and Ukraine, and the US presidential election, which should see political spending of at least $4 billion. 2013, however, may a tougher year, as the newly re-elected or elected US president finally wrestles with the deficit. As we see in the differences between US and UK economic policies, governments are now faced with a dilemma, a choice between the pain of higher taxes combined with government cuts to reduce the deficit – or inflating our way out of trouble. We can make it easier in the long term by wearing the hair shirt now, slashing state spending and raising taxes, with the resulting loss of jobs. Or we can make it easier in the short term by stoking inflation, with long-term interest rates rising. But it is worth pausing to consider this paradox: we are being asked to spend and lend our way out of this recession. That, surely, is what got us into crisis in the first place.

Whatever the conclusion, WPP's strategy remains appropriate. New geographical markets, new media and consumer insights will become more important. Furthermore, globalisation, overcapacity and the shortage of human capital, the web, internal communications, concentrating distribution, corporate responsibility, the government as a client, and a balance between global and local organisational structures, will continue to drive branding and differentiation, and advertising and marketing services.



On the Incalculable Benefit of Not Going Backwards

By Jeremy Bullmore

Let's invent a market: an established, low-tech, low-cost, repeat-purchase market. Let's call it the greeby market.

Greebies are used in over 80% of households and are bought, on average, every three weeks. There are five competing national greeby brands, with market shares ranging from 36% to 9%. Most big retailers have their own-brand greebies. By volume, the total greeby market has been almost static for the last 10 years.

Every year, the five companies making greebies draw up their marketing plans and hold sales conferences. Every one of those companies allocates significant marketing funds and sets its annual marketing objectives. And every one of those objectives is set in terms of some measurable market gain: more sales, more share or more both. In 2012, most of their conferences will be called *Going for Gold!*

Yet, if the last 10 years are anything to go by, some of those companies are going to be disappointed. Certainly, they can't all come first; they can't all do better than each other. There's not enough room on that centre podium for all five contestants.

When concerned observers – both inside and outside marketing companies – think about the purpose and value of marketing expenditures, it is this apparent futility that strikes them most. All that effort, all that time, all that money: but to what end?

In 1975 at a market research conference, Stephen King delivered a paper called *Practical Progress from a Theory of Advertisements** and in it he challenged the common assumption that all advertising worked in a similar way. For example: one typical and much-followed model was called AIDA and it held that all advertising, irrespective of purpose, must begin by attracting Attention before arousing Interest which in turn creates the Desire that finally leads to Action. It was Stephen King's strong belief that no one model made universal sense and that different advertising campaigns worked in markedly different ways.

So he concentrated his attention not on *advertising* generally – which is no more than an available channel of communication – but on the many different roles that *advertisements* can play. And he invented a simple way of distinguishing between them that he called a Scale of Immediacy.

At the very top of this scale, the clear purpose of any advertisement is to achieve immediate action. It's long been called direct response. It sets out to get people to pick up a phone, to write out a cheque, to click on 'confirm': it's about as immediate as it gets. No intervening stage or process is required: ad leads directly to action. Transparently easy to understand and marvellously easy to evaluate, this most immediate function of advertising is seldom contentious.

But as the Scale of Immediacy progresses, the expectation of immediate action becomes more and more remote: from 'Seek information', through 'Modify Attitudes' until we reach the least immediate of them all which King calls 'Reinforce Attitudes.' And it's this last role for advertising that has always generated more than its fair share of academic squabbling, social unease, creative posturing and financial directors' bewilderment.

It also possesses a couple of characteristics that make it unlike any other and to which we shall return.

Most commonly employed by brand leaders in repeat purchase categories, the purpose of advertising campaigns designed to Reinforce Attitudes is primarily one of brand protection.

To quote King: "This is one of the most common and fundamental roles for advertising; yet because it is mainly defensive and is dealing with the stability and intensity of attitude, it is always going to be very hard to measure." It is indeed infuriatingly hard to measure; it makes the indisputable certainty of an online sale confirmed or a cheque received seem wonderfully concrete. As Henry Higgins (or indeed Lord Leverhulme) might have said: "Why can't all advertising be like that?"

Advertising designed mainly to confirm existing users in the wisdom of their existing choice suffers from another huge disadvantage. As an objective, it doesn't sound very manly.

Let us say you are the marketing director of the brand of greebies that already enjoys a 36% share. Your first responsibility to your board will be to continue to reinvigorate that brand's salience – its fame, its relevance, its wantability – and thus protect its margins. In other words, you will want your advertising to be at least as positive an influence on profit as on sales volume. You will also, with such a healthy brand share, be keen to repel raiders; to fight off challenger brands and deter any ambitious newcomer from invading your territory.

These are all extremely respectable – indeed, commercially essential – objectives. If your R&D department continues to ensure that your particular greeby's functional performance continues to be competitive, then the right advertising backed by the right amount of money will certainly help you achieve them. The trouble is, such wholly admirable objectives may not go down a storm at your national sales conference. Marketing's favourite word is aggressive. All objectives have to be pursued aggressively. Setting out to reinforce existing attitudes (with absolutely no mention of any incremental behaviour) lacks a bit of bite.

"By the end of this year, guys and girls, thanks to your own quite extraordinary efforts and after the expenditure of a record-breaking marketing budget, I am utterly confident that we shall be able to report that we haven't gone backwards."

All around you, your competitors are inspiring their workers into Going for Gold; and you're attempting to whip your own team into a frenzy of enthusiasm for going nowhere. No wonder one of the most valuable roles for advertising goes relatively unhonoured.

But, however unhonoured, this role for advertising offers creative challenges, creative opportunities and creative rewards unlike any other: and they stem from its very nature. Much advertising (though not as much as some have claimed) very properly sets out to convert: from non-user to user or from occasional user to regular user. And advertisements aiming for a conversion effect naturally tend towards the rational; competitive verbal claims often play a major part.

When setting out to reinforce existing attitudes, however – when the aim is to raise a brand's profile, differentiate through style rather than function and inspire irrational affection in the hearts of millions – then emotional factors should always be predominant. (Seventy years ago James Webb Young** called this function "adding a value not in the product.") When putting a definitive rational argument for a brand, the conventional, paid-for advertisement faces little competition from other forms of marketing communication. But when the goal is the bestowing of an almost indefinable personality onto an inanimate object, then today's marketing director has a vast and colourful box of toys from which to choose.

Attitudes are affected more by simple association than by argument. Brand values are absorbed unconsciously rather than noted and remembered. It's not so much persuasion as anthropomorphism. Great packaging, almost certainly under-rated as a contributor to brand equity, has always worked this way.



Today, and particularly for this specific marketing need, marketing companies and their agencies are faced with a range of choices both exhilarating and deeply daunting.

The traditional, paid-for advertising campaign is probably still the standard-bearer; but it needs an inspired creative approach. Moreover, its commercial logic may not be immediately apparent and almost by definition it will be formidably difficult to pretest and prejustify.

But sponsorship – the right sponsorship – can do this job as well; and so can branded content; and so can product placement; and so can stunts and events; and so can thoughtfully designed PR; and so can a precisely tailored presence on social media. (As always, a brand's choice of medium will itself say something important about that brand's personality and its attitude to life.)

Reinforcing and reinvigorating attitudes, over a great many years, may provide a marketing company's most profitable return on its communications investment; but that return may never be totally measurable. And because of this harsh fact – and because it's not overtly aggressive, because it deals more with the emotions than with the reason, and because much of it is designed to protect rather than conquer – it is this category of brand communication that provides the fiercest test of marketing talent. In no other aspect of marketing is personal judgement both so critical and at the same time so exposed.

Jeremy Bullmore is a member of the WPP Advisory Board

* *Practical Progress from a Theory of Advertisements*, *Market Research Society Conference*, 1975. The resulting paper can be found in full, with an introduction by Simon Clemmow, in *A Master Class in Brand Planning: The Timeless Works of Stephen King*, edited by Judie Lannon and Merry Baskin, John Wiley, 2007.

** *How to Become an Advertising Man*, James Webb Young, 1963.

Who runs WPP

Non-executive chairman

Philip Lader
Chairman of the Nomination Committee
Member of the Compensation Committee

Executive directors

Sir Martin Sorrell
Chief executive

Paul Richardson
Finance director
Chairman of the Corporate Responsibility Committee

Mark Read
Strategy director
Chief executive, WPP Digital

Non-executive directors

Colin Day
Member of the Audit Committee and Compensation Committee

Esther Dyson
Member of the Compensation Committee and Nomination Committee

Orit Gadiesh
Member of the Nomination Committee

Ruigang Li

Stanley (Bud) Morten
Senior independent director (until April 2010)

Koichiro Naganuma

Lubna Olayan
Member of the Nomination Committee

John Quelch

Jeffrey Rosen
Chairman of the Compensation Committee
Member of the Audit Committee
Senior independent director (from April 2010)

Timothy Shriver
Member of the Compensation Committee

Paul Spencer
Chairman of the Audit Committee

Sol Trujillo
Member of the Audit Committee

Members of the Advisory Board

Jeremy Bullmore

John Jackson

Richard Rivers

Company Secretary

Marie Capes

Board of Directors

Philip Lader Non-executive chairman Age 65

Philip Lader was appointed chairman in 2001. The US Ambassador to the Court of St James's from 1997 to 2001, he previously served in several senior executive roles in the US Government, including as a Member of the President's Cabinet and as White House Deputy Chief of Staff. Before entering government service, he was executive vice president of the company managing the late Sir James Goldsmith's US holdings and president of both a prominent American real estate company and universities in the US and Australia.

A lawyer, he is also a Senior Advisor to Morgan Stanley, a director of Marathon Oil, AES and Rusal Corporations, a trustee of the Smithsonian Museum of American History and the Atlantic Council and a member of the Council on Foreign Relations.

Sir Martin Sorrell Chief executive Age 66

Sir Martin Sorrell joined WPP in 1986 as a director, becoming Group chief executive in the same year. He is a non-executive director of Formula One ■ msorrell@wpp.com

Paul Richardson Finance director Age 53

Paul Richardson became Group finance director of WPP in 1996 after four years with the Company as director of treasury. He is responsible for the Group's worldwide functions in finance, information technology, procurement, property, treasury, taxation, internal audit and corporate responsibility.

He is a chartered accountant and fellow of the Association of Corporate Treasurers. He is a non-executive director of CEVA Group plc, Chime Communications PLC and STW Communications Group Limited in Australia, the last two being companies associated with the Group ■ prichardson@wpp.com

Mark Read Strategy director and CEO, WPP Digital Age 44

Mark Read was appointed a director in March 2005. He has been WPP's director of strategy since 2002 and is also chief executive of WPP Digital. He is a member of the Supervisory Board of HighCo and a director of CHI & Partners. He worked at WPP between 1989 and 1995 in both parent company and operating company roles. Prior to rejoining WPP in 2002, he was a principal at the consultancy firm of Booz-Allen & Hamilton and founded and developed the company WebRewards in the UK ■ mread@wpp.com

Colin Day Non-executive director Age 56

Colin Day was appointed a director in July 2005. He is the chief executive of Filtrona plc and a non-executive director of Amec. He was the group finance director of Reckitt Benckiser plc, until April 2011, having been appointed to its board in September 2000. Prior to joining Reckitt Benckiser he was group finance director of Aegis Group plc and previously held a number of senior finance positions with ABB Group plc and De La Rue Group plc. He was a non-executive director of Vero Group plc until 1998, Bell Group plc until 2004, Imperial Tobacco plc until February 2007, easyJet plc until 30 September 2005 and Cadbury plc until 2010.

Esther Dyson Non-executive director Age 59

Esther Dyson was appointed a director in 1999. In 2004 she sold her company, EDventure Holdings, to CNET Networks, the US-based interactive media company now owned by CBS. She left CNET at the end of 2006 and now operates as an independent investor and writer, again under the name of EDventure. She has been highly influential for the past 20 years on the basis of her insights into online/information technology markets and their social impact worldwide, including the emerging markets of Central and Eastern Europe and Asia.

An active investor as well as an analyst/observer, she participated in the sale of Flickr to Yahoo! and of Medstory and Powerset to Microsoft. She sits on the boards of non-listed start-ups including Evernote (US), 23andMe (US), Airship Ventures (US), Eventful.com (US), Meetup Inc. (US), NewspaperDirect (Canada), Voxiva (US) and Yandex (Russia). She is also active in public affairs and was founding chairman of ICANN, the domain name policy agency, from 1998 to 2000. She currently sits on the board of the Sunlight Foundation, which advocates transparency in government.

Orit Gadiesh Non-executive director Age 60

Orit Gadiesh was appointed a director in April 2004. She is chairman of Bain & Company, Inc. and a world-renowned expert on management and corporate strategy. She holds an MBA from Harvard Business School and was a Baker Scholar.

She is a member of the International Advisory Board at Haute Ecole Commerciale in France, as well as a member of the Foundation Board for the World Economic Forum and the Board of Directors of The Peres Institute for Peace. She is a member of the Council on Foreign Relations, and a trustee for Eisenhower Fellowships.

Ruigang Li Non-executive director Age 41

Ruigang Li was appointed a director in October 2010. He is President of Shanghai Media Group (SMG) a multimedia conglomerate based in Shanghai. Since 2002, under Ruigang's leadership, SMG has maintained the most complete portfolio of media and related businesses, including television, radio, print media, digital media, home shopping, content distribution, performing arts, training, and has become the largest content and service provider and distributor of Chinese language programs in the Chinese Mainland. Ruigang is also the Chairman of China Media Capital (CMC), China's first and only sovereign private equity fund dedicated to the media sector both within China and abroad. CMC recently announced a partnership with News Corporation's Star China to develop their joint interests in developing growth opportunities in the operational and investment platforms in China and overseas markets. Prior to his current role, Ruigang was a visiting scholar at Columbia University in New York.

Stanley (Bud) Morten Non-executive director Age 67

Bud Morten was appointed a director in 1991. He is a consultant, private investor and one of the five public members of the Investment Advisory Council of the State of Connecticut. From 2003 to 2009 he was the Independent Consultant to Citigroup/Smith Barney with responsibility for its independent research requirements.

Previously he was the chief operating officer of Punk, Ziegel & Co, a New York investment banking firm with a focus on the healthcare and technology industries. Before that he was the managing director of the equity division of Wertheim Schroder & Co, Inc. in New York. He is a former non-executive director of Register.com, which was sold to a private equity firm in November 2005. He is also a non-executive director of The Motley Fool, Inc., and of Darien Rowayton Bank, both of which are private companies.

Koichiro Naganuma Non-executive director Age 66

Koichiro Naganuma was appointed a director in February 2004. He is chairman of the Board of Asatsu-DK Inc., also known as ADK. He is also vice chairman of Japan Advertising Association. Joining the agency in 1981, he was president and Group CEO from 1991-2010.

ADK is Japan's third largest advertising and communications company, and 10th largest in the world.

Lubna Olayan Non-executive director Age 55

Lubna Olayan was appointed a director in March 2005. Ms Olayan is the deputy chairperson and chief executive officer of the Olayan Financing Company, a subsidiary and the holding entity for the Olayan Group's operations in the Kingdom of Saudi Arabia and the Middle East.

Ms Olayan is a Board Member of two publicly listed companies, the Saudi Hollandi Bank and Schlumberger, and on the International Advisory Board of Akbank, Rolls-Royce and the National Bank of Kuwait. She is on the Board of Trustees of Cornell University, INSEAD and KAUST (King Abdullah University of Science and Technology) and on the Board of DSCA (Down Syndrome Charitable Association) and Al Fanar, the first Arab venture philanthropy organisation in the Arab region.

John Quelch Non-executive director Age 59

John Quelch was appointed a director in 1988. He is the Dean, Vice President and Distinguished Professor of International Management at the China Europe International Business School. Between 2001 and 2011 he was the Lincoln Filene Professor of Business Administration and Senior Associate Dean at Harvard Business School. Between 1998 and 2001 he was Dean of the London Business School. Between 2002 and 2011 he served as chairman of the Massachusetts Port Authority, honorary counsel general of the Kingdom of Morocco in New England and as honorary chairman of the British American Business Council of New England.

Professor Quelch's writings focus on global business practice in emerging as well as developed markets, international marketing and the role of the multinational corporation and the nation state. He is a non-executive director of Alere, Inc and a member of the Council on Foreign Relations. He served previously on the boards of Blue Circle Industries plc, easyJet plc, Pentland Group plc, Pepsi Bottling Group and Reebok International Limited.

Jeffrey A. Rosen Non-executive director Age 63

Jeffrey Rosen was appointed a director in December 2004. He is a deputy chairman and managing director of Lazard. He has over 30 years' experience in international investment banking and corporate finance. He is a member of the Council on Foreign Relations and is President of the Board of Trustees of the International Center of Photography in New York.

Timothy (Tim) Shriver Non-executive director Age 51

Tim Shriver was appointed a director in August 2007. He is Chairman and CEO of Special Olympics, serving over three million Special Olympic athletes and their families in 180 countries. In recent years, he has produced films for Disney, Dream Works and Fox Searchlight and Hallmark Hall of Fame.

He co-founded the Collaborative for Academic, Social and Emotional Learning (CASEL) and currently chairs the CASEL Board. He is a member of the Council on Foreign Relations and is also a non-executive director of the Malaria No More, Neogenix Oncology, and he is the founder and President of the Center for Interface Action on Global Poverty.

Paul Spencer Non-executive director Age 61

Paul Spencer was appointed a director in April 2004. He is a financier with 20 years' experience in the financial management of a number of blue-chip companies, including British Leyland PLC, Rolls-Royce PLC, Hanson PLC and Royal & Sun Alliance PLC.

He has held a number of non-executive directorships including until 2009 chairman of NS and I (National Savings). He is currently chairman of State Street Managed Pension Funds and chairs audit at TR Property Investment Trust PLC. He is the independent Trustee of the BAT, BT, BA and Rolls-Royce Pension Funds. In the 2010 Honours he was awarded a CBE for services to the financial services industry. He is a governor of the charity Motability.

Sol Trujillo Non-executive director Age 59

Sol Trujillo was appointed a director in October 2010. He is a highly experienced international business executive, who brings 30 years of international business experience to the Board, having served as CEO on three continents in media communications organisations: US West (now Qwest), Orange (now France Telecom) and Telstra, the Australian communications company. Recognised as a broadband and wireless pioneer, he has a reputation as an innovator in the digital space, described by President Reagan's science advisor as "the nation's first digital telecom CEO". He has managed operations and remains active in business affairs in both developed and fast-growing markets from China and South Asia to Europe, North America, Africa and the Middle East... more than 20 countries around the world.

He is a member of corporate boards in the US, EU and China – including in the US, Target and Promerica Bank; in Europe, Weather Investments S.p.A in Italy; and in Asia, Silk Road Technologies in China, where he is board chairman.

In the public sector, Mr Trujillo served as a trade policy advisor to the Clinton and Bush administrations and remains active on public policy issues related to immigration, trade, productivity and fiscal affairs.

Advisors to the Board

Investment bankers

Citigroup
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

Goldman Sachs International Ltd
Peterborough Court
133 Fleet Street
London EC4A 2BB

HSBC
8 Canada Square
London E14 5HQ

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ

Morgan Stanley & Co Limited
20 Bank Street
Canary Wharf
London E14 4QA

Legal advisors

Allen & Overy LLP
One Bishops Square
London E1 6AO

Davis & Gilbert LLP
1740 Broadway
New York NY 10019

Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

Fried, Frank, Harris, Shriver & Jacobson LLP
1 New York Plaza
New York NY 10004

Squire Sanders Hammonds
7 Devonshire Square
Cutlers Gardens
London EC2M 4YH

Mourant du Feu & Jeune
22 Grenville Street
St Helier
Jersey JE4 8PX

Stockbrokers

Merrill Lynch International
Corporate Broking
2 King Edward Street
London EC1A 1HQ

Auditors and accountancy advisors

Deloitte LLP
2 New Street Square
London EC4A 3BZ

Ernst & Young LLP
1 More London Place
London SE1 2AF

KPMG LLP
1 Puddle Dock
London EC4V 3DS

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

Remuneration consultants

Towers Watson
71 High Holborn
London WC1V 6TP

Property advisors

CB Richard Ellis
200 Park Avenue
New York NY 10166

Cushman & Wakefield
1290 Avenue of the Americas
New York NY 10104-6178

James Andrew International
72/75 Marylebone High Street
London W1U 5JW

Jones Lang LaSalle
22 Hanover Square
London W1A 2BN





How we behave

Directors' report

Once again, this year the Directors' report includes reviews from the chairmen of three Board committees: Philip Lader, as chairman of the Company and its Nomination Committee; Paul Spencer, as chairman of the Audit Committee; and Jeffrey Rosen, as chairman of the Compensation Committee. It also contains an analysis of the Company's compliance with statutory and regulatory requirements.

Review of the Company's governance and the Nomination Committee

Dear share owner

Our chief executive has described the business environment of recent years as "untidy", if not "brutal". And the world continues to witness an extraordinary array of natural, geopolitical and economic challenges. In such a tumultuous context, your Board is particularly pleased to report the encouraging results of the Group's 25th anniversary year and our prospects for 2011.

Management's indefatigable entrepreneurship – notwithstanding the Group's substantial size, global scope and industry position is, we believe, central to these results. Our articulated long-term strategy – geographic and product diversification and investment in digital and consumer insight businesses – is unwavering. The past year's results underscore the soundness of these objectives. Yet they also evidence the fact that the Group, while continuing to strengthen its advertising and media management competencies, has essentially become a comprehensive communications services company, one with an increasing focus on the power of proprietary data and analytics.

Day-to-day operations were, of course, no less important to these results. We are heartened by WPP companies' new-business wins and leading position in serving the world's major clients. We congratulate managers at every level for their adroit calibration of personnel and expenses in an especially demanding environment. We recognise the critical role of parent company colleagues whose



Report by Philip Lader (above)
Chairman of the Company
and chairman of the Nomination Committee

talent and treasury management, acquisitions and cross-operating company leadership have contributed substantially to this anniversary year's considerable achievements.

As we trust our fellow share owners would agree, the manner, intensity and breadth of WPP's corporate governance met standards consistent with the operating team's superb performance. We have sought to exercise:
- rigorous, 'common-sense' Board oversight, modelled on the evolution of best practices, particularly the increasing focus on all aspects of risk management;
- unceasing re-evaluation of management's tactical implementation of the Group's strategic objectives and the operating companies' financial and creative performance;
- diligent assessment and review of finance, industry and operations indicators; and
- vigilant stewardship of WPP's considerable assets, tangible and intangible.

The Group's 2011 is promising... and we trust will likely be considerably more stable than the last several years. But there will be no relaxation of these standards.

As one measure of your Board's commitment, we met, as a full Board or in committees, 30 times in 2010. Our regular full Board meetings were in Dublin and New York; but to enhance our understanding of the increasing importance of WPP's Asian activities, we met with the Group's regional leaders, major clients and public officials in Shanghai, too. Additionally and informally, directors, senior management, operating company leaders, professional advisors and share owners, among others, met innumerable times during the year. Few weeks go by without some gathering or teleconference of your directors; never a day passes without directors exchanging emails with each other, me and/or the Group's CEO, always with his legendary instant response.

In response to 2010's specific challenges, your Board undertook a series of initiatives exceeding our customary governance disciplines. For example, we:
- increased the frequency of consultation with the Group chief executive and finance director regarding responses to uncertain and fragile economic and financial market conditions, with income statement and balance sheet issues addressed frequently;
- reviewed closely the integration and performance of TNS and other recent and prior acquisitions, all examined in the context of our diverse portfolio of complementary companies' contributions to attainment of the Group's strategic objectives;
- sought to further our understanding of rapidly-growing geographic markets, especially with regular briefings on WPP's activities in Asia, the aforementioned Board meeting's focus on China, and the addition of two new directors, one a prominent Chinese media business leader, and the other a former chief executive who has led telecommunications companies on several continents;
- strengthened the Board's and senior management's grasp of new media, their commercial and social dimensions, and the ways in which they are transforming consumer behaviour, as well as the global communications and marketing services industry;
- dedicated many hours to the formulation and management of performance-driven remuneration programs – ranging from the Group chief executive's to those of more than 50 key personnel – an undertaking which is essential to the Group's recruitment, motivation and retention of the talent that in turn is critical to WPP's success programs that align employees' interests with those of share owners and optimises the budgetary flexibility of our variable personnel costs;
- reviewed and approved financial statements, critical accounting policies upon which they are based, and supporting systems of reporting and internal controls; analysing not only the systems' accuracy, but their responsiveness to liquidity and financing requirements in stressful circumstances;
- at Board meetings throughout the year, routinely engaged in intense give-and-take and informal discussions with WPP business leaders, such as the CEOs of the Group's major brands and scores of key personnel, as well as clients, government officials, executives of relevant companies and securities analysts; and
- examined operating companies' illustrative creative products, client services and key personnel transitions.

The Group chief executive continued the Brand Check

practice, at every Board meeting, not only highlighting significant issues relating to talent, clients and competitors, but also inviting non-executive directors' detailed, far-ranging consideration of individual operating companies' performance, geopolitical and industry-specific phenomena, and potentially disruptive or beneficial events and trends. Business risks are gauged at every meeting reflecting the fact that risk management continues to be at the forefront of your Board's attention.

Effective risk management, as well as strategy development and operations ovesight are best achieved through the focused concern of broad-gauged directors. The men and women who serve on your Board are broadly recognised as remarkably independent-minded; they reside and have worked across the globe; their current and past professional roles have been international in scope; their present responsibilities range from Wall Street and the City of London, to international management consulting, asset management, telecommunications and media, angel investing, academia, advertising, internet start-ups, consumer-products, energy, manufacturing, government and global non-profit organisations.

And we continue to refresh the composition, and benefit from the ever-broadening perspectives, of our Board. The appointment as a non-executive of Ruigang Li, a graduate of Fudan University and former resident scholar at Columbia University, emphasizes our Group's recognition of the importance of Asia and China particularly, to our business, this industry and international commerce. President of Shanghai Media Group since 2002, he leads China's most comprehensive portfolio of television, radio, digital, home-shopping, content distribution, and performing arts businesses and is the largest content and service provider of Chinese language programs in the Chinese mainland. He is also chairman of China Media Capital, his country's first and only sovereign private equity fund dedicated to media within China and abroad.

Our other newly-appointed director, Sol Trujillo, brings to our Board 30 years of senior management experience in international media and communications. Former chief executive of US West (now Quest), Orange (now France Telecom) and Telstra (the Australian telecommunications company), he is acknowledged to be a broadband and wireless pioneer. An exceptionally experienced corporate director – having served on the boards of PepsiCo, EDS, Bank of America, and Gannett, among others – he remains active in business affairs in China and South Asia, Europe, North America, Africa and the Middle East and is chairman of China's Silk Road Technologies and a director of Target, Promerica Bank, and Italy's Weather Investments.

The governance community has increasingly addressed the value of women's contributions to corporate boards, and your Board has, indeed benefitted from such perspectives. Lists of the world's leading business women routinely include the three women who serve on your Board – Esther Dyson – the prominent internet pioneer, investor and commentator, Orit Gadiesh – chairman of global management consultants, Bain & Company, and Lubna Olayan – chief executive of the multinational Olayan Financing Company. Marie Capes serves as Company Secretary. Currently, 54% of the Group's employees are female; as are 48% of WPP's senior management. Your Board, the Group's chief executive and this chairman are committed to continuing to seek the benefits of a wide diversity of backgrounds and perspectives throughout the Group.

As examples of the continuing broadening of current directors' experience, congratulations are in order for John Quelch and Colin Day. Professor Quelch's global leadership in the academic field of marketing has long been recognised as London Business School Dean and Harvard Business School senior associate Dean and professor, as well as a past director of such companies as Pepsi Bottling, Reebok, easyJet and Blue Circle Industries. He was recently named Dean of the prestigious China Europe International Business School and was presented with an Honorary Doctorate from The University of Hanoi.

Colin Day's work as Reckitt Benckiser's finance director since 2000 has been widely applauded; his prior experience as Aegis plc's finance director has been directly relevant to WPP's media investment management business; and his prior board experience has included Cadbury and Imperial Tobacco. In his new role as chief executive of Filtrona plc, the international supplier of specialty plastic and fibre products, Colin will continue to expand the range of his valuable insights for our Board.

Among the various other honours received by directors of the Company this year, none was more well-deserved than the award of the rank of Commander of the Order of the British Empire (CBE) to Paul Spencer in recognition of his contributions to the financial services industry. Paul's extensive experience in financial management and supervision – including his current service as chairman of State Street Managed Pension Funds and as the Independent Trustee of the BAT, BT, BA and Rolls-Royce Pension Funds – is reflected in the exacting standards he maintains as chairman of your Board's Audit Committee.

Just as we observe the transitions in our Board colleagues' professional lives, WPP's directors devote considerable attention to succession planning for the Group's CEO and other key executives. For the past eight years, and again in 2010, your entire Board devoted major parts of two meetings to management development for some 200 senior managers and 'rising stars'. Some of the Group's operating companies, if independent, would rank among our industry's largest, and we are therefore fortunate to have an impressive roster of seasoned executives who are capable of undertaking parent company or other key roles.

Your Board and the Group's chief executive have exchanged candid, specific, current opinions about the candidates, internal and external, best qualified to succeed him; and on several structured and informal occasions, the non-executive directors, have separately addressed the appropriate selection process and succession candidates. Although we have every expectation of Sir Martin's continued, vigorous and effective leadership of the Group, the Board's responsibility for succession planning is taken extremely seriously. We continue to adhere to the position, however, that – lest public discussion of this subject foster speculation and distraction – the content of these ongoing deliberations should remain strictly confidential.

In light of the financial community's experience since 2008, your Board concurs with the general calls for intensified corporate governance and believes that our rigorous practices have evidenced this. We continue to be attentive, nonetheless, to the many reviews and reports on this subject; and on my colleagues' behalf, I have personally participated in a variety of such studies. Given WPP's global operations and complexity, your Board welcomes meaningful and beneficial engagement with share owners to convey our governance practices. To that end, we hope that our communications throughout the year and this Annual Report provide a comprehensive, clear picture of how the Board and the Group operate.

For governance to be genuinely effective, however, every board must tailor best practices and innovations to the particular demands of its organisation's industry, culture, operations, regions, and personalities – without diminishing the rigorous execution of oversight responsibilities. Of WPP's exceptions from some advisory groups' preferences, one example that is occasionally referenced is our position that a director's 'independence' should be determined on a factual, rather than mere chronological, basis.

Some institutional investors and their representative bodies contend that directors who have served for more than nine years should no longer be considered 'independent'; nor, by definition, should the Group chairman. We respectfully assert that a worldwide enterprise of WPP's scale and range of commercial activities benefits enormously from long-term directors who are actively engaged in the Group's governance and that 'independence' should be determined not by such arbitrary standards as tenure, but on a case-by-case basis, with full disclosure to share owners of any appearance of conflict with published guidelines.

Similarly, your Board does not view my position as non-executive chairman, my chairmanship of the Nomination Committee and membership on the Compensation Committee, or my nine years' service as compromising my independence. It is their considered judgement – formally reviewed on an annual basis – that such continuity helps ensure co-ordination of related Board matters and practicable, informed management of our governance work. By invitation of the Audit Committee's chairman, I also attended all of its meetings in 2010 and, with his consent, will continue this practice to stay fully abreast of the Committee's and our auditors' findings.

To ensure that a majority of our share owners concur with these positions as to 'independence' as well as to review each director's performance more frequently, your Board has recommended that WPP directors' terms be limited to one year. Such practice, consistent with the UK Corporate Governance Code, will provide share owners with the right to review our individual performance and elect each member of your Board annually.

The aforementioned appointments of new directors evidence your Board's conviction that occasional change and renewal are healthy for any Board. Furthermore, we continually seek to introduce new thinking into each Committee's deliberations. To this end, Sol Trujillo has joined the Audit Committee; Tim Shriver moved from the Audit to the Compensation Committee, to which Colin Day was also added.

The Nomination Committee – comprised of Esther Dyson, Orit Gadiesh, Lubna Olayan and me – has now been charged with overview of Corporate Responsibility, with employee issues remaining with the Compensation Committee. At each meeting, our Committee invites the participation, in whole or in part, of the Group chief executive, the Company Secretary, and the Group chief counsel. In 2010, we formally met three times and more frequently conversed informally to assess the Board's and committees' composition and to consider potential new members, identified from a variety of both internal and external sources. The changes made in 2010 reflect our thinking as to how your Company's progress toward achieving its long-term strategic objectives and its month-by-month performance can best be assessed by the collective experience of directors.

In addition to evaluating the relevance of your Board's composition to the Group's strategic objectives, the Nomination Committee's 2010 work complied with governance duties ranging from the implementation of rules addressing the disclosure and approval of directors' conflicts-of-interest and the review of committees terms of reference to the oversight of succession planning and the Board self-evaluation. The Board again completed, in 2010, as part of its commitment to rigorous standards of corporate governance, a thorough self-evaluation. All directors completed a confidential questionnaire in this regard and identified opportunities for improvement. Separate conversations were then held between each director and either the chairman or the senior independent director, Jeffrey Rosen, who also led the non-executive directors' assessment of my performance as chairman. Based on this process, we continued our tradition of implementing changes to enhance the Board's performance of its responsibilities.

I cannot exaggerate how 'independent-minded' your Board is. Each Board and committee meeting challenges well-tested assumptions, long-standing practices and even iconic executives. We thereby seek to comply with – and throughout the financial year ended 31 December 2010, WPP plc did so or surpassed – the requirements of the Combined Code and the UK Corporate Governance Code, NASDAQ's rules, US Sarbanes-Oxley requirements and, where practicable, guidelines issued by institutional investors and their representative bodies.

Even without a large-scale new acquisition, your Board's responsibilities as non-executive directors continued to increase substantially in 2010. We do not shrink from these; nor do we take them lightly. Those voluminous packs of WPP reading materials keep streaming to us; our iPhones and BlackBerrys hum with near-daily messages from colleagues. Directors freely and frequently share reactions to news-of-the-day. My Board colleagues, as well as our Company Secretary and Group chief counsel, devote enormous amounts of time, frequently with personal sacrifice to tasks beyond any narrow definition of their roles. And our effectiveness depends, to a significant degree, on the oft-unsung efforts of those at WPP who directly support our work and the highly competent professionals who meet the never-ending flow of legal, regulatory, tax, accounting and administrative demands.

A more benevolent economy for 2011 is forecast and – notwithstanding earthquakes, tsunamis, nuclear accidents, insurrections, revolutions, national fiscal imbalances and political discord – early signs are encouraging. Yet for this Group to achieve its mission and Business Plan collectively in more than 100 counties and some 2,400 offices, the disciplined, co-ordinated efforts of our 146,000 people is paramount in importance. The individuals profiled in this Annual Report are critical to our success; so too are the thousands of individuals across the globe who each day, create value for our clients and thereby our share owners. As laudable as the Group's 25-year record is, we cannot forget that there is a continuing competition, every day, with other firms and with our own past creativity. The intelligence, imagination, diligence and plain hard work of all these people are what truly achieved these 2010 results. And only such professionalism and dedication can generate strong returns for our share owners in this and future years.

For that and for our fellow share owners' trust in our stewardship of your Company, we directors are most thankful.

Philip Lader
18 April 2011



Review of the Audit Committee

Report by Paul Spencer
Chairman of the Audit Committee

Dear share owner

During 2010, Jeffrey Rosen, Colin Day, Sol Trujillo and Tim Shriver were my colleagues on the committee. Tim Shriver stepped down from the committee in July 2010 and Sol Trujillo was appointed to the committee in October 2010.

We held nine meetings during the year, which were also attended (by invitation for all or part of any meeting) by the external auditors, the Company's chairman, the Group finance director, Bud Morten, the director of internal audit, the Group chief counsel, deputy Group chief counsel and the Company Secretary. Preparatory meetings were also held with the internal and external auditors as well as members of the Company's senior management including the heads of the Tax, Treasury, Legal and Group Reporting teams. The committee received presentations from the heads of Tax, Transaction Services and Treasury. The committee also received reports from the Disclosure Committee in relation to the Disclosure Committee's review and work on financial reports. The Board received regular reports on all matters of particular significance arising at the committee meetings.

The committee's terms of reference, which are reviewed with the Board annually and most recently in April 2011, are available for inspection on the Company's website at www.wpp.com and are on display prior to and at all general meetings of the Company.

During the year, the committee and its members were formally assessed by the chairman of the Company for their technical suitability to be members of the committee and also for the committee's overall effectiveness. The Board has designated me as the committee's financial expert for Sarbanes-Oxley Act (SOX) purposes and as having recent and relevant financial experience for the purposes of the Combined Code and the UK Corporate Governance Code.

The committee has once again overseen the progress towards compliance with Section 404 of SOX for 2010, through regular status reports submitted by the internal and external auditors.

The committee received and reviewed regular reports on both our Right to Speak helpline, which is made available to our people to enable them to communicate confidentially on matters of concern and the actions taken in response to those calls.

The committee has established a policy regarding non-audit services that may be provided by the external auditors, which prohibits certain categories of work in line with relevant guidance on independence, such as ethical standards issued by the Auditing Practices Board and SOX. Other categories of work may be provided by the auditors if it is appropriate for them to do so. The provision of such services and associated fees are pre-approved by the committee, either as individual assignments or as aggregate amounts for specified categories of services. All fees are summarised periodically for the committee to assess the aggregate value of non-audit fees against audit fees. The level of fees for 2010 is shown in note 3 on page 163.

In line with the committee's responsibility to review and appoint the external auditors and approve their remuneration and terms of engagement, in 2010 the committee monitored Deloitte's independence, objectivity and performance with reference to frequent reports from Deloitte during the year covering the overall audit strategy and the progress and results of the audit. The committee recommends the reappointment of Deloitte.

Other work carried out by the committee in 2010 included:

- monitoring the integrity of the Company's financial statements and reviewing significant financial reporting judgements;
- reviewing internal financial control and internal audit activities;
- assisting the Board in meeting its responsibilities in respect of reviewing and reporting on the systems and key elements of risk management as they affect the Group;
- reviewing the Group Treasury policy with particular focus on debtors, funding and the continued ability of the Group to adopt the going concern basis in preparing financial statements;
- reviewing reports on any material litigation or regulatory reviews involving Group companies;
- reviewing the Group's mergers and acquisitions strategy, any significant acquisitions, due diligence procedures and integration processes and the debt financing by the Group;
- reviewing new business models proposed by Group companies;
- reviewing the Group's Code of Business Conduct and supporting training programs;
- reviewing the Group's tax strategy;
- monitoring the accounting and legal reporting requirements, including all relevant regulations of the UK Listing Authority, the SEC and NASDAQ and the Jersey Financial Services Commission with which the Company must comply; and
- reviewing the procedures and supporting training programs being implemented by the Group in response to the UK Bribery Act and US Foreign Corrupt Practices Act and increased regulatory focus.

I would like to thank my colleagues on the committee, the parent company executives and the external advisors for their help in another challenging year.

Paul Spencer
18 April 2011

The Board of Directors

The Board is collectively responsible for promoting the success of the Company by directing and supervising the Company's policy and strategy and is responsible to share owners for the Group's financial and operational performance. Responsibility for the development and implementation of Group policy and strategy and for day-to-day management issues is delegated by the Board to the Group chief executive and the other executive directors.

For the year under review, Philip Lader continued as chairman of the Board, responsible for the leadership of the Board. Sir Martin Sorrell, as the Group chief executive, continued to be responsible for the development and implementation of policy and strategy and for the day-to-day operations of the Group. The biographies of the current Board members appear on pages 106 to 108.

All directors are fully briefed on important developments in the various business activities which the Group carries out worldwide and regularly receive extensive information concerning the Group's operations, finances, risk factors and its people, enabling them to fulfil their duties and obligations as directors. The directors are also frequently advised on regulatory and best practice requirements which affect the Group's businesses on a global basis.

During 2010, the Board met six times formally and held 24 committee meetings throughout the year. With the exception of Lubna Olayan, Tim Shriver, Esther Dyson and Orit Gadiesh (each absent for one meeting), and Koichiro Naganuma (who was only able to attend two meetings), there was full attendance at all formal meetings of the Board during 2010.

The Board was composed of 16 directors in 2010 (following the appointment of Ruigang Li and Sol Trujillo on 12 October 2010). Three members are executive directors and 12, plus the chairman, are non-executive directors. The Board considers that 10 of the 12 non-executive directors, in addition to the chairman, are independent. John Quelch and Koichiro Naganuma are the only non-executive directors the Board considers are not independent.

The shareholdings of non-executive directors are set out on page 147. Non-executive directors do not participate in the Company's pension, share option or other incentive plans, but may receive a part of their fees in ordinary shares of the Company and may participate in the Company's deferred compensation program.

The Board considers that the non-executive directors' remuneration conforms with the requirements of the Combined Code and the UK Corporate Governance Code.

The fees payable to non-executive directors represent compensation in connection with Board and Board committee meetings and where appropriate for devoting additional time and expertise for the benefit of the Group in a wider capacity.

Details of directors' remuneration and service contracts form part of the report of the Compensation Committee which commences on page 135.

Election of directors

In accordance with the UK Corporate Governance Code, all of the directors will submit themselves for annual re-election at each Annual General Meeting. Directors may be appointed by share owners by ordinary resolution or by the Board on the recommendation of the Nomination Committee and must then stand for re-election at the next Annual General Meeting where they may be re-elected by ordinary resolution of the share owners.

The Board recommends that share owners vote in favour of the resolutions to elect or re-elect all of the directors of the Company and sets out their reasons for this recommendation in the Appendix to the Notice of the Annual General Meeting.

Conflicts of interest

The Company's Articles of Association permit the Board to consider and, if it sees fit, to authorise situations where a director has an interest that conflicts, or may possibly conflict, with the interests of the Company (Situational Conflicts). The Board has a formal system in place for directors to declare Situational Conflicts to be considered for authorisation by those directors who have no interest in the matter being considered. In deciding whether to authorise a Situational Conflict, the non-conflicted directors must act honestly and in good faith with a view to the best interests of the Company and they may impose limits or conditions when giving the authorisation, or subsequently, if they think this is appropriate.

Any Situational Conflicts considered, and any authorisations given, are recorded in the relevant minutes. The prescribed procedures have been followed in deciding whether, and on what terms, to authorise Situational Conflicts and the Board believes that the systems it has in place for reporting and considering Situational Conflicts continue to operate effectively.

Committee meetings

The attendance of non-executive directors at meetings of the committees of the Board during 2010 was as follows:

	Nomination Committee	Audit Committee	Compensation Committee
Philip Lader[1]	3	9	11
Bud Morten[2]	3	9	12
Jeffrey Rosen	n/a	9	12
Paul Spencer	n/a	9	n/a
Esther Dyson	3	n/a	11
Orit Gadiesh	2	n/a	n/a
Colin Day[3]	n/a	7	1
Lubna Olayan	3	n/a	n/a
Tim Shriver[4]	n/a	3	5
Sol Trujillo[5]	n/a	2	n/a

1 By invitation, the chairman attended all of the Audit Committee meetings.
2 By invitation, Bud Morten attended all of the Audit, Compensation and Nomination Committee meetings.
3 Colin Day was appointed to the Compensation Committee in December 2010.
4 Tim Shriver retired from the Audit Committee and joined the Compensation Committee part way through 2010.
5 Sol Trujillo was appointed to the Audit Committee in October 2010.

During 2010, the Corporate Responsibility Committee, chaired by Paul Richardson, met once on a formal basis and had many informal discussions. Their report for 2010 starts on page 125.

The Disclosure Committee, which met four times during 2010, is comprised of senior executives from Group financial reporting, internal audit, treasury, legal, tax, human resource and investor relations departments. The purpose of the Disclosure Committee is to add further assurance to the Board and its committees in relation to the content of major financial public statements and advises the Audit Committee and the Board on their disclosure obligations generally and the Disclosure and Transparency Rules so as to enable the Board to comply with all relevant provisions.

Share owner relations

The relationship with share owners, potential share owners and investment analysts is given the highest priority by the Company.

The Company has a well-developed and continuous program to address the needs of share owners, investment institutions and analysts for a regular flow of information about the Company, its strategy, performance and competitive position. Given the wide geographic distribution of the Company's current and potential share owners, this program includes regular visits to investors, particularly by the Group chief executive, the Group finance director, the deputy Group finance director and the head of investor relations, in the UK, Continental Europe and the major financial centres in North America and also in Asia Pacific and Latin America. The Company provides a preliminary announcement, an interim management statement at the end of the first and third quarters which includes a trading update, an interim report at half year and a trading update and presentation at the Annual General Meeting.

The Company ensures that it has a proper dialogue with share owners and their representative bodies through executive and non-executive directors in relation to remuneration and corporate governance matters as and when appropriate. The chairman provides feedback to the Board on issues raised with him by share owners.

WPP's website, www.wpp.com, provides current and historical financial information, including trading statements, news releases and presentations and the Company's statement of its corporate governance practices.

Internal control

WPP operates a system of internal control, which is maintained and reviewed in accordance with the UK Corporate Governance Code and the guidance in the Turnbull Report as well as Rules 13a-14 and 15 under the Securities Exchange Act 1934. In the opinion of the Board, the Company has complied throughout the year and up to the date of the approval of this Annual Report and Accounts with the Turnbull Report and has also complied with the relevant provisions of the Securities Exchange Act 1934.

The Board (which receives advice from the Audit Committee) has overall responsibility for the system of internal control and risk management in the Group and has reviewed the effectiveness of the system during the year and up to the date of this report. In the context of the scope and complexity of this system, the Board can only give reasonable, not absolute, assurance against material misstatement or loss. The system of controls is designed to manage, but may not eliminate, the risks of failure to achieve WPP's objectives. For certain joint ventures and associates, WPP operates controls over the inclusion of their financial data but places reliance upon the systems of internal control operating within our partners' infrastructure and the obligations upon partners' boards relating to the effectiveness of their own systems.

The principal elements of internal control are described below.

Control environment

The quality and competence of our people, their integrity, ethics and behaviour are all vital to the maintenance of the Group's system of internal control.

The Code of Business Conduct (which is regularly reviewed by the Audit Committee and the Board) and was updated in 2010, sets out the principal obligations of all employees. Directors and senior executives throughout the Group are required each year to sign this Code. The WPP

Policy Book (which also is regularly updated) includes the Code of Business Conduct and human resource practices, as well as guidance on practices in many operational areas. Breaches or alleged breaches of this Code of Conduct are investigated by the director of internal audit and the Group chief counsel.

The Group has an independently operated helpline, Right to Speak, to enable our people to report issues that they feel unable to raise locally. A number of issues have been raised during 2010 through 42 calls to this helpline, all of which have been followed through and investigated where appropriate and reported to the Audit Committee.

Risk assessment

Risk monitoring of all of the Group's operations throughout the world is given the highest priority by the Group chief executive, the Group finance director, the chairman of the Audit Committee and the Board, as it is essential to the creation and protection of share owner value and the development of the careers of our people. The Board realises that WPP is a service company and its ongoing prosperity depends on being able to continue to provide a quality service to its existing and potential clients in a creative, efficient and economic way.

At each Board meeting, the Group chief executive presents a Brand Check review of each of the business' operations, including an assessment of the risk in each business, providing feedback on the business risks and details of any change in the risk profile since the last Board meeting.

The Brand Check covers such issues as:

- the possibility of the win or loss of major business (e.g. as a result of a change of senior management at a major client);
- the addition or loss of a key executive of the Group;
- introduction of new legislation in an important market;
- corporate responsibility;
- political instability in an important market; and
- changes in accounting or corporate governance practice.

Each operating group undertakes monthly and quarterly procedures and day-to-day management activities to review their operations and business risks. These are formally communicated to the Group chief executive, other executive directors and senior executives in monthly reports and quarterly review meetings and, in turn, to the Board.

The Board is firmly of the opinion that the monitoring of risk is strongly embedded in the culture of the Company and of the operating companies, in a manner which the Board considers goes beyond the Turnbull recommendations and the requirements of Rules 13a-14 and 15 under the Securities Exchange Act 1934.

Principal risks and uncertainties

The Board has considered the principal risks and uncertainties affecting the Group as at 31 December 2010 and up to the date of this report. These are described in alphabetical order on pages 120 to 122 As set out above, the Group has specific policies in place to ensure that risks are properly evaluated and managed at the appropriate level within the Group.

Control activities and monitoring

Policies and procedures for all operating companies are set out and communicated in the WPP Policy Book, internal control bulletins and accounting guidelines. The application of these policies and procedures is monitored within the individual businesses and by the Company's director of internal audit and the Group chief counsel.

Operating companies are required to maintain and update documentation of their internal controls and processes. This documentation incorporates an analysis of business risks, detailed control activities and monitoring, together with controls over security of data and the provision of timely and reliable information to management. IT and financial controls are also included.

The internal audit department was responsible for reviews and testing of the documentation and the relevant controls for a majority of the Group during 2010, the results of which were reported to the Audit Committee.

Financial reporting

Each operating company annually updates a three-year strategic plan which incorporates financial objectives. These are reviewed by the parent company's management and are agreed with the chief executive of the relevant operating company.

The Group operates a rigorous procedure for the development of operating company budgets which build up the Group's budget. During the final quarter of each financial year, operating companies prepare detailed budgets for the following year for review by the parent company. The Group's budget is reviewed by the Board before being adopted formally. Operating company results are reported monthly and are reviewed locally, regionally and globally by the business groups and by Group management on a consolidated basis and ultimately by the Board. The results are compared to budget and the previous year, with full-year forecasts prepared and updated quarterly throughout the year. The Company reports to share owners four times a year.

At each year-end, all operating companies supply their full-year financial results with such additional information as is appropriate. This information is consolidated to allow the Group to present the necessary disclosures for International Financial Reporting Standards (IFRS) including International Accounting Standards (IAS).

The Disclosure Committee gives further assurance that publicly-released information is free from material omission or misstatement.

Principal risks and uncertainties

Issue	Potential impact	How it is managed
Clients		
The Group competes for clients in a highly competitive industry and client loss may reduce market share and decrease profits.	Competitors include large multinational advertising and marketing communication companies and regional and national marketing services companies. New market participants include database marketing and modelling companies, telemarketers and internet companies. Service agreements with clients are generally terminated by the client on 90 days' notice and many clients put their advertising and communications business up for competitive review from time to time. The ability to attract new clients and to retain existing clients may also in some cases be limited by clients' policies about conflicts of interest.	Operating companies seek to establish reputations in the industry that attract and retain clients, including by improving the quality of their creative output. The Group's different agency networks limit potential conflicts of interest and the Group's cross-discipline team approach seeks to retain clients. Brand Check at every Board meeting.
The Group receives a significant portion of its revenues from a limited number of large clients and the loss of these clients could adversely impact the Group's prospects, business, financial condition and results of operations.	A relatively small number of clients contribute a significant percentage of the Group's consolidated revenues. The Group's 10 largest clients accounted for almost 18% of revenues in the year ended 31 December 2010. Clients generally are able to reduce advertising and marketing spend or cancel projects on short notice. The loss of one or more of the Group's largest clients, if not replaced by new client accounts or an increase in business from existing clients, would adversely affect the Group's financial condition.	Global client account managers seek to ensure the Group maintains partnership relationship with major clients. Operating companies seek to establish reputations in the industry that attract and retain clients and key talent. Brand Check at every Board meeting and regular dialogue between directors of the Company and directors of the Group's largest clients.
CR issues		
The social and environmental impact of our work for clients.	The operating companies across 107 countries may not always consider the social and environmental impact of their work.	Opportunities to advise clients on marketing with a social or environmental dimension are identified by our companies.
Damage to WPP's reputation from undertaking controversial client work.	The operating companies may undertake controversial client accounts and may not always consider the impact on the Group.	Upward referral within operating companies and consideration at WPP ethical review meetings and WPP Business Code of Conduct.
Marketing ethics, compliance with marketing standards, and increasing transparency about our marketing practices.	Our work may not always comply with all laws and industry codes governing marketing material.	Managed by our companies with referral to WPP Business Code of Conduct and WPP directors as necessary to improve standards and measurement in marketing practices.
Compliance with privacy and data protection regulations.	Increased regulation unless the operating companies meet best practice standards, contribute to the debate on privacy, increase transparency for consumers on how their data are obtained and used.	The Group assists our companies in developing principles on privacy and compliance with local laws. Our key digital marketing and research companies have nominated senior executives to provide leadership on privacy and to work with other companies in the Group.
Employment, including diversity and equal opportunities, business ethics, employee development, remuneration, communication and health and safety.	Failing to meet standards on diversity and gender would impact the perception of the Group and quality of work.	Human resources policies are set and implemented at operating company level. WPP's chief talent officer assists the companies in attracting, developing and retaining our talent.
Climate change, including the emissions from energy used in our offices and during business travel.	Negative cost and reputational impact if the Group failed to meet target to reduce per head carbon intensity to 1.2 tonnes by 2020 (from 3.3 tonnes in 2006).	Cross-functional, Group-wide Energy Action Teams and a network of company Climate Champions help implement our climate change strategy. Some companies have appointed environmental managers.
Economic		
The Group's businesses are subject to economic and political cycles. Many of the economies in which the Group operates have significant economic challenges.	Reduction in client spending or postponing spending on the services offered by the Group or switching of client expenditure to non-traditional media and renegotiation of contract terms leading to reduced profitability and cash flow.	Reduction in headcount and overhead. Ensuring that variable staff costs are a significant proportion of total staff costs and revenue. Increased controls over capital expenditure and working capital. Strategic focus on BRICs, the Next 11, new media and consumer insight. Brand Check at every Board meeting.

Issue	Potential impact	How it is managed
Financial		
Currency exchange rate fluctuations could adversely impact the Group's consolidated results.	The Company's reporting currency is pounds sterling. Given the Group's significant international operations, changes in exchange rates cause fluctuations in the Company's results when measured in pounds sterling.	The balance sheet and cash flows of the Company are hedged by borrowing in the currency of those cash flows. The Company publishes and explains its results in constant currency terms, as well as in sterling and on an actual dollar basis.
Changes to the Group's debt issue ratings by the rating agencies Moody's Investor Services and Standard and Poor's Rating Service may affect the Group's access to debt capital.	The Company's long-term debt is currently rated Baa3 and BBB by the rating agencies respectively and the Company's short-term debt obligations P3 and A2 respectively. If the Company's financial performance and outlook materially deteriorate, a ratings downgrade could occur and the interest rates and fees payable on certain of the Company's revolving credit facilities could be increased.	Active dialogue with the rating agencies to ensure they are fully apprised of any actions that may affect the Company's debt ratings. The Company also seeks to manage its financial ratios and to pursue policies so as to maintain its investment grade ratings.
The Group may be unable to collect balances due from any client that files for bankruptcy or becomes insolvent.	The Group is generally paid in arrears for its services. Invoices are typically payable within 30 to 60 days. The Group commits to media and production purchases on behalf of some of its clients as principal or agent depending on the client and market circumstances. If a client is unable to pay sums due, media and production companies may look to the Group to pay such amounts to which it committed as an agent on behalf of those clients.	Evaluating and monitoring clients' ongoing creditworthiness and in some cases requiring credit insurance or payments in advance.
Mergers & Acquisitions		
The Group may be unsuccessful in evaluating material risks involved in completed and future acquisitions and may be unsuccessful in integrating any acquired operations with its existing businesses.	The Group regularly reviews potential acquisitions of businesses that are complementary to its operations and clients needs. If material risks are not identified prior to acquisition or the Group experiences difficulties in integrating an acquired business, it may not realise the expected benefits from such acquisition and the Group's financial condition could be adversely affected.	Business, legal, tax and financial due diligence carried out prior to acquisition to seek to identify and evaluate material risks and plan the integration process. Warranties and indemnities included in purchase agreements. Audit Committee oversight of acquisition and Board oversight of material acquisitions and review of the integration and performance of recent and prior acquisitions.
Goodwill and other intangible assets recorded on the Group's balance sheet with respect to acquired companies may become impaired.	The Group has a significant amount of goodwill and other intangible assets recorded on its balance sheet with respect to acquired companies. The Group annually tests the carrying value of goodwill and other intangibles for impairment. The estimates and assumptions about results of operations and cash flows made in connection with impairment testing could differ from future results of operations and cash flows. Future events could cause the Group to conclude that the asset values associated with a given operation have become impaired which could have a material impact on the Group's financial condition.	Regular impairment testing which is a recurring agenda item for the Audit Committee.
Operational		
The Group operates in 107 countries and is exposed to the risks of doing business internationally.	The Group's international operations are subject to exchange rate fluctuations, restrictions and/or taxation on repatriations of earnings, social, political and economic instability, conflicts of laws and interpretation of contracts.	Affiliate, associate and joint venture structures with local partners used in developing markets. Brand Check at every Board meeting. Uniform approach to internal controls to seek to ensure best practice employed in all jurisdictions.
People		
The Group's performance could be adversely affected if it were unable to attract and retain key talent or had inadequate talent management and succession planning for key management roles.	The Group is highly dependent on the talent, creative abilities and technical skills of our personnel as well as their relationships with clients. The Group is vulnerable to the loss of personnel to competitors and clients leading to disruption to the business.	The Group's incentive plans are structured to provide retention value for example by paying part of annual incentives in shares that vest two years after grant and having a five-year performance period for LEAP. Operating companies seek to establish reputations in the industry that attract and retain key personnel, including by improving the quality of their creative output. Succession planning of key executives is a recurring agenda item of the Board and Nomination Committee.

Issue	Potential impact	How it is managed
Regulatory/Legal		
The Group may be subject to regulations affecting its activities.	Governments, government agencies and industry self-regulatory bodies from time to time adopt statutes and regulations that directly or indirectly affect the form, content and scheduling of advertising, public relations and public affairs and market research or otherwise limit the scope of the activities of the Group and its clients which could have a material adverse impact on our financial position. Changes in tax laws or their application may also adversely affect the Group's reported results.	The Group actively monitors any proposed regulatory or statutory changes and consults with government agencies and regulatory bodies where possible on such proposed changes. Regular briefings to the Audit Committee of significant regulatory or statutory changes. Group representation on a number of industry advisory bodies.
The Group may be exposed to liabilities from allegations that certain of its clients' advertising claims may be false or misleading or that its clients products may be defective.	The Group may be, or may be joined as a defendant, in litigation brought against its clients in respect of services provided by the Group.	The Group seeks to comply with all laws and industry codes governing marketing material. Upward referral procedure within operating companies and to WPP ethical review meetings.
The Group operates in 107 countries and is subject to increased anti-corruption legislation and enforcement not only in the US and UK.	The Group may be exposed to liabilities in the event of breaches of anti-corruption legislation.	On-line and in country ethics and anti-bribery and corruption training on a Group-wide basis to raise awareness and seek compliance with the WPP Code of Conduct. Confidential help-line for WPP staff to raise any concerns which are investigated and reported to the Audit Committee on a regular basis. Due diligence on selecting and appointing suppliers and acquisitions. Gift and hospitality register and approvals process.

Sarbanes-Oxley section 404

The provisions of section 404 of the Sarbanes-Oxley Act require the Company's management to report on the effectiveness of internal control over financial reporting in its Annual Report on Form 20-F which is filed with the US Securities and Exchange Commission. The 2009 assessment and related report from the external auditors confirmed that the Company's internal control over financial reporting was effective and included in the Company's Annual Report on Form 20-F for the year ended 31 December 2009. The 2010 assessment and related report will be included in the Company's Annual Report on Form 20-F due to be published in April 2011.

Going concern

The directors are required to consider whether it is appropriate to prepare the financial statements on the basis that the Company and the Group are going concerns. As part of its normal business practice, the Group prepares annual and longer-term plans and in reviewing this information and in particular the 2011 three-year plan and budget the directors believe that the Company and the Group have adequate resources for the foreseeable future. Therefore the Company and the Group continue to adopt the going concern basis in preparing the financial statements.

Further details of the Group's financial position and borrowing facilities are described in note 10 of the financial statements.

Responsibilities in respect of the preparation of financial statements

The directors are responsible for preparing the financial statements in accordance with applicable law and regulations. The directors have elected to prepare financial statements for the Group in accordance with International Financial Reporting Standards as adopted by the EU (IFRSs) and have also elected to prepare financial statements for the Company in accordance with UK accounting standards. Company law requires the directors to prepare such financial statements in accordance with the Companies (Jersey) Law 1991.

International Accounting Standard 1 requires that financial statements present fairly for each financial year the Company's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the Preparation and Presentation of Financial Statements'.

In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRSs. Directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;

- provide additional disclosures, when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and
- make an assessment of the Company's ability to continue as a going concern.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a Directors' report and directors' remuneration report.

The directors are responsible for the maintenance and integrity of the Company website. Jersey legislation and UK regulation governing the preparation and dissemination of financial statements differs from legislation in other jurisdictions.

The directors confirm that so far as they are aware, there is no relevant audit information of which the Company's auditors are unaware. Each director has taken all the steps that he or she ought to have taken, as a director, in order to make himself or herself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

The following information, together with the letters from the chairmen of the Nomination, Audit and Compensation Committees, the statements regarding directors' responsibilities and statement of going concern set out above and the directors' remuneration and interests in the share capital of the Company set out on pages 142 to 145, are included in the Directors' report, which also includes the sections 'Letter to share owners,' 'Who runs WPP' and 'What we think'.

Substantial share ownership

As at 18 April 2011, the Company is aware of the following interest of 3% or more in the issued ordinary share capital:

Legal & General	3.78

The disclosed interest refers to the respective combined holdings of this entity and to interests associated with it.

The Company has not been notified of any other holdings of ordinary share capital of 3% or more.

Profits and dividends

The profit before tax for the year was £851.3 million (2009: £662.6 million). The directors declared a second interim dividend of 11.82p (2009: 10.28p) per share to be paid on 4 July 2011 to share owners on the register at 3 June 2011 which, together with the first interim ordinary dividend of 5.97p (2009: 5.19p) per share paid on 8 November 2010, makes a total of 17.79p for the year (2009: 15.47p).

Charitable donations

Our head office made charitable donations of £266,100 (2009: £191,000). Collectively, WPP companies together with the parent company made an estimated £5 million of charitable donations in 2010 in kind. More detailed information regarding the Group's support of charities is set out in the section dealing with corporate responsibility on pages 132 to 133.

It is the Company's policy not to make payments for political purposes.

Significant agreements and change of control

In addition to the financing agreements to which the Company is a party, details of which are given in note 24 on page 173, the Company is a party to an agreement with Asatsu-DK Inc dated 3 August 1998 pursuant to which WPP subscribed for 20% (at that time) of the share capital of Asatsu and Asatsu subscribed for approximately 4% (at that time) of the issued share capital of WPP. The respective shareholdings may only be transferred following a procedure set out in the agreement. WPP and Asatsu are each entitled to nominate a non-executive director to the board of the other subject to retaining its shareholding in the other.

Each of the €600 million 4.375% bonds due in December 2013, the £400 million 6% bonds due in April 2017, the €500 million 5.25% bonds due in January 2015, the €750 million 6.625% bonds due May 2016, the £200 million 6.375% bonds due November 2020, the £450 million 5.75% convertible bonds due May 2014 and the $600 million 8% bonds due September 2014, contain provisions which are triggered on a change of control of the Company. The holders of such bonds (other than the £450 million 5.75% bonds) have the right to repayment at par (except for holders of the $600 million 8% bonds where the holders have the right to redeem the bonds at 101% of par) if the Company is non-investment grade at the time of the change of control or becomes non-investment grade within 120 days of the announcement of the change of control.

In addition the Group has a $1.6 billion Revolving Credit Facility due August 2012 and a £200 million Revolving Credit Facility agreement expiring July 2011, the terms of which require the consent of the majority of the lenders if a proposed merger or consolidation of the Company would alter its legal personality or identity.

The impact of a change of control on WPP's incentive plans is dealt with on page 141.

Articles of Association

There are no restrictions on amending the Articles of Association of the Company other than the need to pass a special resolution of the share owners.

Group activities

The principal activity of the Group continues to be the provision of communications services worldwide. The Company acts only as a parent company and does not trade.

Share capital

The Company's authorised share capital consists solely of 1,750,000,000 ordinary 10 pence shares. The Company operates an American Depositary Receipt program. The rights and obligations relating to the ordinary share capital are outlined in the Articles of Association; there are no restrictions on transfer, no restrictions on voting rights and no securities carry special voting rights with regard to control of the Company.

At the Annual General Meeting in June 2010, share owners passed resolutions authorising the Company, in accordance with its Articles of Association, to allot shares up to a maximum nominal amount of £45,609,991 of which £6,285,768 could be allotted for cash free of statutory pre-emption rights. In the year under review no shares were issued for cash free from pre-emption rights. Details of share capital movements are given in note 26 on pages 176 to 179.

Authority for purchase of own shares

At the Annual General Meeting in 2010 share owners passed a special resolution authorising the Company, in accordance with its Articles of Association, to purchase up to 125,496,212 of its own shares in the market. In the year under review, 6,895,690 ordinary shares of 10 pence each were purchased at an average price of £6.730 per share.

Supplier payment policy

The Company has no trade creditors because it is a parent company and does not generate trading revenues. Accordingly, no disclosure can be made of year-end trade creditor days. However, the Group's policy is to settle the terms of payment with suppliers when agreeing the terms of each transaction and to ensure that suppliers are made aware of the terms of payment and to abide by the terms of payment. The average trade creditors for the Group, expressed as a number of days, were 42 (2009: 45).

Auditors

Deloitte LLP were appointed as auditors of the Company on incorporation and the directors will propose a resolution at the Annual General Meeting to re-appoint them.

By Order of the Board:

Marie Capes
Company Secretary
18 April 2011

* The sections headed 'Letter to share owners', 'Who we are' and 'What we think' should be read in conjunction with and as part of the section headed Directors' report.

Corporate responsibility

The rise and rise of CR

As Western economies moved out of recession in 2010, the focus of major brand owners has returned to managing their reputation and, in particular, positioning themselves as responsible members of society and stewards of the environment. A movement that began in Europe more than a decade ago is now being rapidly adopted by US corporations.

Awareness of corporate responsibility is not confined to the West. Governments and corporations in faster-growing economies are increasingly recognising the need to raise standards and to meet the changing requirements of customers and investors.

This global development of corporate conscience is creating opportunities for our companies, from research to advice to communications and marketing. Our companies have responded, developing skills and services to meet the needs of clients aiming to establish credentials for environmental, social and ethical excellence.

WPP's status as the first mover in CR in our sector is now helping our companies enter the new green and ethical markets with confidence and credibility. We have a CR Policy of 10 years' standing, a track record of eight years of CR reporting and established programs to manage marketing standards, ethics, human resources, environment and community performance.

In addition to enhancing WPP's business opportunities, our CR program supports the Company's strategic objectives as follows:

- **Attracting and retaining the best people**
There is strong competition for talent in our industry and questions relating to CR are frequently raised by our people and new candidates during job interviews. The future generations that will eventually become our talent pool view CR issues as central to business. Creating a diverse company culture, adopting leading talent practices and demonstrating our commitment to social and environmental issues is key to our companies' ability to attract and retain the best people. A diverse workforce also enhances our understanding of consumers in all markets.
- **Reputation risk management**
We reduce the risk of adverse publicity by ensuring that our work complies fully with regulations and marketing standards. We also carefully evaluate the risk associated with new commissions. Our pro bono work and support for charities and community organisations reinforces our reputation for making a positive contribution to society.
- **Meeting investor expectations**
WPP share owners continue to show interest in our CR practices and we aim to respond constructively to their requests for information (see below).
- **Improving efficiency**
Our climate change strategy is reducing costs associated with business travel and energy use in offices. Investment in videoconference facilities enables an increasing number of meetings to be held without the cost and carbon footprint of flights.

Socially responsible investors

During the 10-year history of our CR program we have seen a steady increase in the number of investors assessing environmental, social and governance (ESG) information. What was once a niche sector providing screened investments for church groups, trade unions and wealthy philanthropists has broadened its remit into the mainstream and is now estimated to influence the investment strategy of $5 trillion of funds.

We assist investors to understand the issues material to our business and provide information on CR performance whenever this is available. Consequently, WPP is included in the Dow Jones Sustainability Index, the FTSE4Good Index and is ranked first out of eight in our sector by Triodos Bank. We were also ranked 22nd out of 350 in the FTSE CDP Carbon Strategy 350 Index.

In 2010 we responded to engagement by the following investment organisations:

- BNP Paribas
- Carbon Disclosure Project
- Dow Jones Sustainability Index
- Ethical Investment Research Service (EIRIS)
- EthiFinance
- FTSE4Good
- Goldman Sachs
- Trucost
- ROBECO
- Sustainanalytics
- Vigeo

CR management

Our CR activity enables us to take advantage of new opportunities and to manage social and environmental risks connected to our business strategy. Our key corporate responsibility risks are explained on page 120, and include the impact of our work for clients, marketing ethics, privacy and data protection, employment practices and climate change. Providing sustainability marketing services to clients is our most significant CR opportunity, see page 126.

Paul Richardson, WPP's Group finance director, is the Board director responsible for corporate responsibility. He chairs WPP's Corporate Responsibility Committee, established in 2003. The committee is made up of senior representatives from Group functions and our companies and met once formally in 2010 when the main topics discussed were:

- Sustainability marketing services
- Environment and procurement
- Marketing ethics and risk management
- Human resources
- Privacy and security

Paul Richardson provides an annual assessment of corporate responsibility risks and performance to the Audit Committee. From 2011 the annual assessment will be provided to the Nomination Committee. This is in addition to the business and financial reporting risks process described on page 119.

At each Board meeting, the Group chief executive presents a Brand Check review of each of the business' operations, including an assessment of the risk in each business. This includes CR risks such as employment risks and marketing ethics risks.

WPP's Code of Business Conduct and CR Policy set out the standards we expect our companies and our people to meet in their work. They provide guidance in dealing with a wide range of ethical, social and environmental subjects. Both documents are publicly available on our website, www.wpp.com. The senior management of each of our businesses complete an annual statement of compliance with the Code of Business Conduct.

We have established a set of key performance indicators (KPIs) relating to employment, social investment, environment and climate change. We report performance against these in our annual Corporate Responsibility Report.

CR data are collected quarterly through our Group financial reporting system. Reviews of CR risks such as those relating to employment policies, privacy and data security, marketing and business ethics may be included in the scope of internal audits (and some SOX audits). Significant findings are related to the Audit Committee.

Reporting

We will publish our ninth Corporate Responsibility Report in June 2011. The report provides a detailed account of our CR performance. A summary of our progress is provided on the following pages.

The impact of our work

The social and environmental impact of the work we undertake for clients is one of our most important CR issues. Our goal is for WPP to be a centre of excellence for sustainability communication, giving our clients the best advice and enhancing consumers' understanding of sustainability issues. We will not underwrite 'greenwashing' and recognise the challenges in distilling complex sustainability issues into simple marketing messages.

Consumer concern about environmental and social issues is causing brand owners to assess the sustainability issues pertinent to their products and to improve their performance and competitive standing. Sustainability is being adopted as a 'brand value' and is increasingly part of our marketing briefs.

We also create social marketing campaigns, usually for government or NGO clients, tackling issues related to public health, safety or the environment. They are designed to raise awareness or encourage people to change their behaviour.

Many of our companies have developed bespoke sustainability services for clients. These include JWT Ethos, Hill & Knowlton's CR & Sustainability Communications offering, Ogilvy Earth, P&G's S-Team (including Added Value, Bridge, FITCH, G2, The Futures Company, Hill & Knowlton, Landor and Penn Schoen Berland); and PSB Green.

Marketing ethics

As a minimum our companies are expected to comply with all laws, regulations and codes of marketing practice. All advertising produced by WPP companies should present products fairly and accurately, comply with the relevant laws and marketing codes, and reflect changing public attitudes to questions of taste and decency or marketing of sensitive products. This includes not producing work for our clients that 'greenwashes' the environmental performance of their company or brands.

Our Code of Business Conduct and CR Policy set out our approach and provide guidance to our companies and our people on the standards we expect.

"*We will not knowingly create work which contains statements, suggestions or images offensive to general public decency and will give appropriate consideration to the impact of our work on minority segments of the population, whether that minority be by race, religion, national origin, colour, sex, sexual orientation, gender identity or expression, age or disability.*

We will not undertake work which is intended or designed to mislead, including in relation to social, environmental and human rights issues.

We will consider the potential for clients or work to damage the Group's reputation prior to taking them on. This includes reputational damage due to participating in business activities that abuse human rights. WPP companies will not undertake work designed to mislead in any respect, including social, environmental and human rights issues.

WPP companies will comply with applicable regulations and self-regulatory codes of practice in the countries in which they operate."

Few campaigns that we produce for clients provoke complaint, but occasionally complaints do occur relating to matters of taste or fact. In most countries these are arbitrated by government or industry organisations. More information is available in our Corporate Responsibility Report.

Ethical issues in client work

Where we operate, who we work for and the type of work we undertake can give rise to ethical issues. Examples include: work undertaken for government clients; operating in countries with a poor human rights record; and marketing for sensitive or controversial products.

In cases where work may present a potential risk to WPP's reputation, employees are required to elevate the decision to the most senior person in the relevant office and then to the most senior executive of the operating company in the country concerned, who will decide if further referral to a WPP director is required. All employees must take our online ethics training which includes a module on risks associated with client work and a wide range of issues including privacy, diversity, responsibility to stakeholders, and avoiding misleading work.

When required we hold review meetings for senior managers at Group level to discuss cases of concern and identify new risk areas. The internal audit program of work now incorporates a review of the considerations given by management to possible impacts on the Group's reputation prior to accepting new clients.

Privacy

Privacy and data protection are key issues for all our companies and we aim to meet best practice standards. Some of our companies collect and use consumer data to study attitudes and purchasing habits and to create targeted digital and direct marketing campaigns.

Privacy is a complex issue to manage. Regulation and standard practices vary significantly between the many different markets we operate in and depending on the type of data collected. Changes in technology can also have implications for how data are collected, processed, used and stored. In many markets there is growing awareness of privacy issues and some consumers and interest groups are concerned about the collection and use of personal data for marketing purposes, including practices such as behavioural targeting.

Our approach to privacy is guided by three priorities: maintaining consumer trust in marketing; reducing legal and financial risks to WPP; and enabling our clients to use consumer data appropriately to enhance their marketing.

Our privacy approach

We expect our companies to comply with all applicable privacy and data protection laws and marketing codes of practice. Many of our companies have policies and procedures covering how data (including protected types personal data) should be handled, and some have developed their own technology and tools to improve transparency.

We held a series of privacy roadshows for employees around the Group during 2010 to improve their understanding of privacy issues and changes in regulation.

We communicate regularly with clients on privacy issues to explain our approach and to help them keep abreast of current thinking and best practice. For example, during 2010 Kantar delivered a number of joint training sessions with key clients to raise awareness of privacy issues among client and agency teams.

We are reviewing the privacy and data protection clauses in our supplier and client contracts to clarify our respective roles and responsibilities and to make sure these are appropriate and consistent.

We collaborate with others in our industry to improve privacy standards and ensure that information is accessible to consumers. For example, a number of our agencies are members of the online Behavioural Advertising Self Regulation Coalition (BASRC). Our digital and research companies meet with regulators and participate in consultation exercises to give their views on proposed regulation.

More information is available in our Corporate Responsibility Report.

WPP as an employer

We draw on the talents and creativity of the Group's employees to meet and exceed our clients' expectations. There is strong competition for talent in our industry and we anticipate this will increase.

To enable us to recruit the best, WPP companies invest a significant proportion of revenues in developing and rewarding employees. They offer competitive remuneration and innovative, high quality training and development programs. The Group and its companies are committed to creating an inclusive workplace culture where people from all backgrounds can flourish.

We believe that a reputation for environmental and social responsibility enhances the appeal of our companies to prospective recruits.

WPP's chief talent officer, Mark Linaugh, and our talent team assist our companies to attract, develop and retain our talent. Human resources policies are agreed and implemented at operating company level. WPP employs over 146,000 people (including employees in our associate companies) in almost 2,400 offices in 107 countries.

Diversity and inclusion

Workplace diversity enables us to better understand the interests and expectations of consumers in the many different countries we operate in. An inclusive workplace culture helps us to attract talented people from all backgrounds and to create an environment where they can do their best work.

Our non-discrimination policy, introduced in 1992, commits all WPP companies to select, develop and promote people based on merit and regardless of factors such as race, religion, national origin, colour, sex, sexual orientation, gender identity or expression, age or disability. Policies on harassment and non-discrimination are included in our Code of Conduct. Where existing employees become disabled, our policy is to provide continuing employment and training wherever practicable.

Our people can report any concerns or suspected cases of discrimination or misconduct confidentially (and anonymously if desired) through our Right to Speak helpline.

All of our major companies have internal programs to promote diversity and inclusion in their workforce. These include:

- **Partnerships:** our companies work with diversity organisations and participate in initiatives to encourage diversity. In the US, these include Diversity Best Practices; The Leadership, Education and Development Program in Business; The National Black Public Relations Society; National Association of Black Journalists; National Association of Hispanic Journalists; City College of New York; the LAGRANT Foundation and the American Association of Advertising Agencies' (AAAA) Operation Success.
- **Internships:** In the US, several companies participate in the AAAA's Multicultural Advertising Internship Program (MAIP) (NY City Capital Internship Program) and other initiatives that allow minority students to gain experience in the marketing industry. In many countries our companies have developed partnerships with local schools to encourage students from a wider range of backgrounds to consider a career in marketing services.
- **Targeted recruitment:** to help diversify their recruitment pools, many of our companies use specialist recruitment agencies and publications and attend minority recruitment fairs.
- **Raising employee awareness:** training and awareness campaigns help employees understand the importance and business benefits of diversity and inclusion.

In 2010, women accounted for 31% of board members/ executive leaders, 48% of senior managers and 54% of total employees. There are currently three women on WPP's Board and a female Company Secretary, Group communications director and Group chief counsel.

Data on ethnicity and nationality are provided in our Corporate Responsibility Report.


Gender diversity 2006-2010 %
Total employees
Female
Male
Senior managers
Female
Male
Board members/ executive leaders
Female
Male
100
75
50
25
0
06
07
08
09
10

Development and training

We invest in high-quality training to enable our people to gain new skills, keep up with changes in our industry (such as the development of digital marketing) and to advance their careers within the Group. Our goal is for our people at all levels to receive regular performance appraisals.


Staff training and welfare £m
48.9m
38.2
38.6
42.6
39.9
48.9
50
40
30
20
10
0
06
07
08
09
10

Several thousand people take part in training and professional development opportunities each year at both the parent and operating company levels. These cover all aspects of company business and creative skills. In 2010, WPP companies invested £48.9 million in training and wellbeing, a 22% increase over the previous year.

Executive education helps our senior talent develop creative, client and personal leadership skills. Our flagship program is Maestro: Orchestrating Client Value – a five-day course aimed at strengthening the ability of our most senior client leaders to be valued and trusted advisers to their clients, colleagues and teams; and how to orchestrate the many talents our organisation possesses, so that our clients are best served. Since the program's inception in 2003, it has been held in 19 countries, has reached more than 2,100 participants and involved 80 different WPP companies.

WPP has its own 'Mini MBA' program, designed to build functional knowledge and abilities. It combines online tutorials and simulations with instructor-led classroom training. Business disciplines covered are growing and winning business, strategy, marketing, people and organisational development, commercial acumen and working across cultures. Approximately 800 people have participated in the program.

We also provide focused training and mentoring to help women and diverse employees progress to senior positions. For example, 'The X Factor' is a senior mentoring and development program, led by the former global CEO of Ogilvy & Mather and chairman of JWT, Charlotte Beers, which prepares high-potential women in our operating companies for the next level of leadership. So far, 36 women have completed the program.

In 2010, WPP's Executive Development program was recognized with an award of excellence from the American Society for Training and Development (ASTD), the world's largest professional association dedicated to the training and development field.

Remuneration and share ownership

Given the competition for talent in our industry, providing competitive remuneration is essential. We regularly benchmark our compensation against other companies in our sector to ensure our packages are competitive. Performance-related remuneration is provided for most employees in addition to basic salaries, and senior employees are eligible for incentives based on their performance against annual or multi-year goals for the operations they lead.

Share ownership gives our people a financial stake in the company and a share in its success. WPP's Worldwide Ownership Plan, introduced in 1997, typically makes share awards to approximately 45,000 eligible employees per year in over 76 countries and, since inception, has made awards to over 97,714 of our people.

Communication

Regular communication helps our people in all markets to keep up-to-date with Group news and changes in the business. We encourage employees to provide feedback through regular surveys. Communications channels include:

- WPP's public website (www.wpp.com), Group intranet site, social media channels and professional knowledge communities.
- WPP's multi-award winning global newspaper and eBook, *The WIRE*.
- WPP's public monthly online news bulletin – *e.wire*.
- WPP's annual journal of original thinking, the *Atticus Journal*.
- The WPP *Reading Room*, an extensive online library of thinkpieces (both public and original) from WPP professionals worldwide.
- Our multi-award winning Annual Report & Accounts, financial statements and Corporate Responsibility Report, which are distributed across the Group and are available on our websites.
- Regular *FactFiles* profiling specialist services and resources within the Group.
- Regular communication on Group initiatives such as the Worldwide Partnership Program, BrandZ™, the Atticus Awards, the WPPED Cream awards, the WPP Marketing Fellowship Program and professional development workshops.
- Periodic reports from Sir Martin Sorrell on topics of importance.
- Formal and informal meetings at operating company level.

Health and wellbeing

Our companies invest in initiatives to improve the health of their workforce and to mitigate any health and safety risks. This contributes to employee productivity and reduces the costs of people taking time off work due to illness.

As an office-based business, the main health and safety risks to our workforce are injuries connected to workstation ergonomics and work-related stress. Ensuring our workstations follow good practice design reduces problems such as repetitive strain injury or back problems. Our companies assess the risk of work-related stress through regular staff surveys and by monitoring issues raised via our Right to Speak helpline, Employee Assistance Programs and during exit interviews.

Initiatives to combat workplace stress vary by company but include:

- Employee Assistance Programs – a source of confidential advice, support and counselling.
- Flexible benefit programs, including subsidised childcare.
- Flexible work arrangements enabling people to work part-time or from home.
- Medical checks and health screening.
- Training on stress and time management.

Employee external appointments

We recognise that our companies' executives may be invited to become non-executive directors of other companies, and that such experience may be beneficial to the Group. Consequently, executives are allowed to accept non-executive appointments with non-competing companies, subject to obtaining the approval of the Group chief executive in the case of senior executives, the Group chief executive and chairman in the case of Board members and the approval of the Nomination Committee in the case of the chairman or Group chief executive. Any fees receivable out of such appointments may be retained by the individuals concerned.

Environment

Our environmental impact is modest. However, we view our efforts to reduce it as an opportunity to demonstrate what can be achieved in a service sector organisation and to show to clients that we have strong environmental principles. Our priority is to reduce our carbon footprint – mainly from office energy consumption and business flights – and we are starting to co-ordinate plans for waste reduction and water management in regions of water scarcity. We look for opportunities to purchase more sustainable goods and services, and to work with suppliers who meet high standards on CR.

Energy and climate change strategy

Our strategy is to reduce our carbon emissions by:
- Improving energy efficiency in our buildings and IT.
- Reducing non-essential flights by promoting videoconferencing.
- Purchasing renewable energy where available.

To implement our strategy, we have established Energy Action Teams in North America, Europe, Asia Pacific and Latin America. These include members of our IT, real estate and procurement functions. Their job is to identify energy-saving measures and provide technical guidance to our agencies. They are supported by a network of on-the-ground Climate Champions, who help to implement these measures in our companies.

Having gained five years' experience measuring our carbon footprint and implementing programs to reduce it, we have decided to make carbon intensity (measured per person) our lead performance indicator. The Group headcount is closely linked to the level of business activity and the intensity measure allows for the effects of acquisitions and disposals to be seamlessly integrated in our carbon reduction target.

In 2010, the carbon footprint per head was 2.51 tonnes, down 1.7% on 2009 and 23% lower than 2006. Our target for carbon intensity is 1.2 tonnes by 2020, a 63% reduction on our 2006 baseline. We have set interim targets for 2012 and 2015 to help us track progress.

Our previous target was based on the Group's absolute carbon footprint. We challenged ourselves to reduce this by 20% by 2010 and 40% by 2020, matching advice from the IPCC on the required scale of global emissions reductions (against the 2006 baseline). At the end of 2010, we achieved a 7% reduction over our 2006 baseline, (adjusted for acquisitions), missing our 20% target.

This is due to a number of factors including organic growth in our businesses and difficulties in accurately adjusting our baseline to reflect the full impact of frequent acquisitions around the Group.

We believe our carbon intensity target is more appropriate for WPP, as Group headcount is closely linked to levels of business activity. Using an intensity measure also allows us to reflect the impact of acquisitions and disposals without needing to adjust our baseline.

	2006	2007	2008	2009	2010
Carbon intensity (Tonnes CO_2 per person)	3.28	2.76	2.54	2.55	2.51

	2012	2015	2020
Carbon intensity targets (Tonnes CO_2 per person)	1.8	1.6	1.2

Figures based on rating renewable energy purchased as zero carbon.

We will continue to measure and report our absolute carbon footprint which in 2010 was 261,004 tonnes of CO_2 (rating renewable energy as zero emissions), an increase of 4% over 2009. The main contributors to our carbon footprint are office energy use 54% and business air travel 33%. The footprint of our offices reduced by 1.4% but emissions from air travel increased by 12.8% reflecting the upturn in business as the global economy emerged from recession.

When calculated with renewable energy rated as normal grid electricity, our total carbon footprint in 2010 was 289,767 tonnes of CO_2. We report our greenhouse gas emissions to the Carbon Disclosure Project (CDP), a collaboration of institutional investors, and participate in the CDP's Supply Chain Leadership Collaboration. In the UK, WPP met its current obligations under the UK CRC Energy Efficiency Scheme and achieved the Carbon Trust Standard.

WPP's carbon footprint (rating renewable energy as zero emissions)

	CO_2 emissions (tonnes)				
	2006	2007	2008	2009	2010
Office energy use	144,354	124,335	121,572	143,154	141,113
Air travel	81,733	92,269	89,500	76,073	85,848
Other (includes unmeasured impacts, e.g. couriers and taxis)	33,913	32,491	31,661	32,884	34,044
Total	260,000	249,095	242,733	252,111	261,004

WPP's office energy use (megawatt hours)

	2006	2007	2008	2009	2010
Energy use	297,406	272,545	284,930	340,647	350,724

Office energy efficiency

In 2010 we continued to operate smart meters at 55 of our top strategic locations. These provide detailed monthly energy use reports and typically help us to achieve energy savings of 5-10% in each building.

Where possible, we aim to ensure that any properties we lease or purchase meet advanced environmental standards, such as Leadership in Energy and Environmental Design (LEED) and BRE Environment Assessment Method (BREEAM).

For example, a new location, Central St Giles in London, will house Mindshare and Burson-Marsteller. The building has a BREEAM Excellent rating and we are using the Ska rating methodology to make our fit-out as green as possible.

Group Real Estate has also developed a scorecard which is used to assess the environmental performance of new offices over 25,000 square feet which have not been certified to standards such as LEED or BREEAM.

Sustainable IT

WPP's personal and network IT equipment accounts for a large proportion of our energy use. We aim to cut the energy used by our computers and have introduced requirements to improve the energy efficiency of our IT equipment. Through our data centre consolidation program, server virtualisation program and the use of new energy-efficient blade-based server technology, we aim to achieve up to 40% reduction in power consumption for key IT applications.

Group IT is also undertaking printer rationalisation at major locations in key markets that we expect to reduce paper, toner and energy consumption by 20% to 30%. Currently more than 13,000 employees are covered in this program.

Renewable energy

We purchase renewable energy where we can, and regularly review energy sourcing across all markets to identify new opportunities.

We estimate that around 16% of the total electricity we purchase is generated from renewable sources. The table below shows the main countries in which we source green electricity and the percentage purchased. Our renewable electricity purchases reduce our total carbon footprint by 28,763 tonnes of CO_2.

Green electricity contracts are usually for a fixed period and may not be available at competitive prices in future. However, it is our intention to increase the percentage of electricity purchased from renewable sources to 20% by 2015.

Green electricity sourcing

Country	% renewable
UK	70%
Italy	57%
Switzerland	28%
Ireland	26%
Austria	20%
Germany	19%
Norway	17%
Peru	15%
US	15%
Belgium	14%
New Zealand	12%
Indonesia	8%
Australia	7%

Travel and videoconferencing

Business flights account for a significant part of our carbon footprint and are a major cost to the business. We encourage our people to meet via videoconferencing, saving carbon emissions and money.

By the end of 2010, we had installed 75 shared high-definition videoconferencing (VC) units around the world which can be used by any WPP company. These are linked to an additional 175 VC units exclusive to individual operating companies. Videoconferences can be booked between any of the rooms and external VC locations via the WPP intranet.

In 2010, a total of 11,000 hours of conferences were held using the network, about 50% of which involved external links to clients.

Carbon offset

In 2010, we offset 70,000 tonnes of CO_2 through support for renewable energy projects. This is equivalent to the majority of our emissions from business air travel. We reduced the amount of carbon offset we purchased this year, to enable us to focus investment on improving energy efficiency in our offices and IT.

All carbon offset projects supported by WPP are renewable energy projects arranged by the CarbonNeutral Company. We currently fund seven projects, including wind farm and hydroelectric projects in China and wind and solar generation in India. We do not support forestry offset.

Waste and recycling

In 2010, we focused our waste and recycling efforts on establishing preferred suppliers of recycling services for paper, office consumables and electronic waste across our top 18 markets (representing 70% of headcount).

We are in the process of appointing a global IT vendor to manage our obsolete IT equipment, including laptops, desktops, phones and servers. Our goal is for obsolete IT equipment to be refurbished and sold for reuse or; if this is not possible to be broken down for recycling. Disposal is a last resort, and must be done in compliance with local environmental regulations and data security best practice.

WPP mobile phones can be recycled through an agreement with Regenersis in offices across Europe. We have similar arrangements for mobile phone recycling in Asia Pacific.

Water use

As an office-based company, WPP is not a major water user. However, we recognise the importance of water conservation, particularly in water-scarce areas.

In 2009 we launched a water conservation strategy that targets our largest locations in water-scarce regions. This will ensure that our investment in water management produces the most environmental benefit. At these locations we will:

- Measure and report water consumption.
- Establish programs for water conservation.

In 2010, we measured our water use at all identified locations. We set a baseline and a target to reduce consumption by 20% per capita by 2015. We launched a water conservation guide and nominated Water Champions at each location. We will use what we learn at these sites to inform how we manage water in other locations.

Sustainable sourcing

WPP spends around £3.7 billion ($6 billion) with suppliers each year. We want to do business with suppliers that meet high standards on environment and employment practices. We are committed to managing CR risks in our supply chain, both for ourselves and for our clients.

We focus our CR efforts on preferred suppliers that provide centrally-purchased goods and services such as IT, travel, telecommunications, professional services (e.g. consultancy and recruitment) and facilities management.

WPP's Global Procurement Policy contains ethical and environmental criteria, which our Group procurement teams use in supplier selection and management. We thoroughly evaluate companies against a set of business requirements before they can become a preferred supplier. These include assurance of supply, quality, service, cost, innovation and CR. We do not have a standard weighting for each criteria and they may vary from project to project. As part of this process we ask potential suppliers to complete a simple five-point CR questionnaire to raise awareness and make our requirements clear.

In 2010, Group Procurement developed and implemented a CR Charter of definitions and targets for five key supply areas: paper, recycled paper, office waste recycling, IT waste reuse and recycling and green electricity. Our target is to have preferred supplier agreements available for these services in all major markets. To date, we have 35% of these markets covered, with a further 32% under way.

Our target is to source 50% of the paper we use for copying and printing from recycled sources by 2015. We have identified preferred paper suppliers in 89% of our major markets which our companies are encouraged to use. On average, in 2010, 32% of the paper purchased by WPP companies contained recycled content.

We have also set up procurement contracts with furniture and carpet suppliers to ensure the products we purchase come from sustainable sources and can be disposed of in a responsible manner.

Social investment

In 2010, the total value of our social investment was £14.3 million compared with £14.9 million in 2009. This is equivalent to 1.7% of reported profit before tax and includes direct cash donations to charities of £5.0 million and £9.3 million worth of pro bono work. These figures are based on fees the organisations would have paid for our work. In addition, WPP media agencies negotiated free media space worth £20.2 million on behalf of pro bono clients.


Social investment 2006-2010* £m
Charitable donations
Pro bono work
14.3m
25
20
15
10
5
0
06
07
08
09
10

* Excludes free media space donations.

Pro bono work

Our companies have a long tradition of pro bono work – providing communications services to charities at little or no cost. This work can be invaluable – helping raise money and awareness for hundreds of good causes every year.

It also benefits WPP by showcasing our creative skills and ability to create compelling communications on a wide range of social and environmental issues. Our people gain a breadth of experience and the chance to contribute to their communities.

Examples of recent pro bono work by our companies are included in our Corporate Responsibility Report.

Pro bono work 2010 %

Local community	23.2
Education	11.9
Health	21.6
Environment	5.2
Arts	7.8
Alcohol abuse	0.1
Other	30.2



WPP the parent company

WPP, the parent company, supports a range of charities and non-profit organisations, with a particular focus on education, the arts and young people. These include:

- INSEAD Trust for European Management Education
- NABS (a charity which offers financial, practical and emotional support to those in the advertising industry)
- The London Business School
- The National Portrait Gallery
- The Natural History Museum

WPP is also a member of:

- Business in the Community (an organisation that promotes responsible business practice)
- Employers Forum on Disability
- The Media Trust
- The Institute of Business Ethics

Many senior WPP executives also give pro bono advice and support. Sir Martin Sorrell is an active participant in programs at the following international business schools: London Business School; IESE, Spain; Indian Business School; and Harvard Business School. He is also chairman of the Executive Committee of the World Economic Forum International Business Council and a member of the Business Council in the US. He is a Trustee of the British Museum, a member of the corporate Advisory Group of the Tate Gallery, deputy chairman of the Mayor of Shanghai's International Business Leaders Advisory Council, and on the International Advisory Board of The Russian Museum in St. Petersburg.





How we're rewarded

Compensation Committee report on behalf of the Board

Dear share owner

Following a very challenging 2009, the performance of the Group improved considerably in 2010. The design of compensation policy at WPP ensures that there is a clear and direct link between the performance of the Group and executive compensation throughout the Group. In 2010, the strong performance of the Group therefore resulted in both increased incentive levels for management and strong returns for share owners. The use of performance-driven compensation ensures the continued alignment of share owner and executive interests and is essential to enable the Company to attract, retain and motivate the most gifted talent in the industry.

2010 highlights

The committee's work during 2010 included:

- a review of the total compensation packages of the executive directors relative to the marketplace to ensure competitiveness;
- the approval of all stock plan awards used to attract, retain, reward and motivate employees;
- a review of the fees of the chairman and the non-executive directors;
- the approval of all incentive payments, payable in cash or in shares, for senior executives throughout the Group and setting appropriate performance targets for the Group chief executive and the other executive directors;
- approving the deferral and further deferral of significant share incentive awards by the Group chief executive; and
- implementation of clawback provisions in the Company's senior management share incentive plans.

What changed in 2010?

Details of all elements of compensation and any changes made to them are set out in the following pages. To summarise, the key decisions and changes to compensation during the year were as follows:

- the fees of the chairman and the non-executive directors, all of which have been in place since 1 January 2007, were increased with effect from January 2011;
- bonuses for 2010 performance were larger than those in 2009, reflecting the strong Group performance over the year. In accordance with the Company's policy, a substantial proportion of the 2010 bonus was paid in the form of deferred shares that vest two years after grant;
- changes to the compensation packages for the executive directors were considered and increases in base salary for both Paul Richardson and Mark Read were agreed and implemented, with effect from January 2011; and
- a review of the Group chief executive's overall incentive structure commenced and is continuing. The committee intends to consult share owners on this subject before the proposals are finalised. The final changes agreed will be disclosed in the 2011 Compensation Committee report.

As always, I would like to thank my fellow committee members, Philip Lader, Esther Dyson, Tim Shriver and Colin Day, as well as Bud Morten, the former chairman of the committee, for their continued support. The committee's thanks also go to Marie Capes (the Company Secretary), Mark Linaugh (the chief talent officer) and Derek Steptoe (the worldwide compensation & benefits director).

Jeffrey Rosen
Chairman of the Compensation Committee
18 April 2011

Composition of the Compensation Committee

During 2010, the Compensation Committee comprised the following:

- Jeffrey Rosen (chairman of the committee);
- Esther Dyson;
- Philip Lader;
- Tim Shriver (from 29 June 2010); and
- Colin Day (from 1 December 2010).

No member of the committee has any personal financial interest (other than as a share owner as disclosed on page 147) in the matters to be decided by the committee, potential conflicts of interest arising from cross-directorships or day-to-day involvement in running the Group's businesses.

The terms of reference for the Compensation Committee are available on the Company's website and will be on display at the AGM, as set out in the Notice of AGM.

Advisors to the Compensation Committee

The Compensation Committee regularly consults with Group executives, particularly the Group chief executive (who is not present when matters relating to his own compensation or contracts are discussed and decided), the chief talent officer and the worldwide director of compensation & benefits. The latter two individuals provide a perspective on information reviewed by the committee and are a conduit for requests for information and analysis from the Company's external advisors. Towers Watson are the committee's appointed compensation advisors; they did not provide any other material services to the Group. Squire Sanders Hammonds advises the committee on legal and tax issues relating to compensation and benefits, and provides legal advice on a range of matters to the Group.

The Compensation Committee receives external advice on all matters pertaining to the determination of fair and appropriate compensation packages for the executive directors. This advice covers competitive practice in comparator companies, tax and regulatory changes and governance issues related to the role of the Compensation Committee.

The link between compensation and business objectives

WPP competes on the basis of its intellectual capital. This intellectual capital is created entirely by its people, and the committee endeavours to strike the right balance of fairness between employees and share owners.

For this reason, the design of all executive compensation at WPP is governed by three guiding principles:

- competitiveness;
- performance-driven reward; and
- alignment with share owner interests.

These three principles are themselves derived from both our mission statement (see page 12) and our six business objectives (see pages 24 to 29).

The Compensation Committee regularly reviews fixed and variable compensation against appropriate benchmarks both internal and external. When making decisions on executive compensation, the committee is briefed on the remuneration levels within the Group. This includes, for example, the consideration of actual and budgeted salary increases across the organisation when determining executive salary increases. In addition, the committee approves the design of incentive plans and reviews all the awards made under those incentive plans.

The chart below shows the proportion of total compensation for executive directors which is variable (due to the linkage to performance) compared to fixed compensation.

Split between fixed and variable compensation %


Sir Martin Sorrell
Paul Richardson
Mark Read
Fixed
Variable
0
20
40
60
80
100

WPP is committed to aligning executive performance and reward with share owner interests. From a compensation perspective, this is encouraged in a number of ways:

- Total Shareholder Return (TSR) has been chosen as the performance measure for the LEAP plans as it represents the best objective measure of the success of the Company as far as share owners are concerned;
- share ownership is encouraged for the WPP Leaders (approximately the top 200 executives), all of whom have stretching ownership goals;
- all eligible employees are given a share ownership opportunity through participation in the Worldwide Ownership Plan; and
- the majority of the compensation package of executive directors is paid in the form of shares comprised of deferred share bonus and long-term incentive awards under the LEAP plans.

Split between cash and share-based compensation %


Sir Martin Sorrell
Paul Richardson
Mark Read
Cash
Shares
0
20
40
60
80
100

Relative TSR Rebased to 31 December 2005*


WPP
FTSE 100
Omnicom
Interpublic
Publicis
200
150
100
50
0
31.12.05
31.12.06
31.12.07
31.12.08
31.12.09
31.12.10

* Measured on a common currency basis.

The role of the Compensation Committee in improving risk management

The Compensation Committee is always sensitive to the requirement that the decisions that it makes and the compensation programs the Group has in place serve to improve the management of risk in the Group. In particular:

- the incentive plans take into account performance across a broad range of financial and non-financial measures;
- Compensation Committee meetings are generally held at the time of Board meetings, at which the committee members are usually given a comprehensive briefing on issues and risks facing each of the business units as well as the Group as a whole;
- one of the single biggest challenges for WPP is attracting and retaining key talent. Incentive plans are designed to be attractive in the marketplace and provide as much retention value as possible, such as the use of deferred share bonuses that normally vest after two years, and the use of restricted stock awards that vest after three years; and
- the clawback provisions that have been added into key share incentive plans (i.e. those other than the all-employee plans) give the Compensation Committee the right to cancel or reduce unvested share awards should this be justified by a participant's acts or omissions.

TSR performance

The Company's TSR for the period from 31 December 2005 to April 2011 is shown on the graph above right. The FTSE 100 is the index the Board considers most relevant for the purpose of comparison as WPP is a mid-ranking FTSE 100 company. WPP considers its key competitors to be Omnicom, Interpublic and Publicis and it is the performance of these companies with which the Company's own performance is most commonly compared. For that reason, values for those three companies are also displayed.

Key elements of short- and long-term remuneration

The principal elements of WPP executive remuneration currently comprise the following:

- base salaries and fees (fixed);
- short-term incentives paid both in cash (payable immediately) and shares which vest in the medium-term, usually after two years (variable); and
- long-term incentives paid in shares (variable, subject to performance conditions, and in the case of LEAP, co-investment conditions).

Pension contributions, life assurance, healthcare and other benefits are also provided.

Compensation packages for the most senior people at WPP are normally reviewed every 24 months. These reviews are undertaken within the context of:

- the mix of fixed and variable compensation;
- the performance of the relevant business unit;
- pay and employment conditions elsewhere in the Group; and
- general market conditions.

In determining suitable benchmarks, the Compensation Committee looks at the compensation of executives holding similar roles in competitor organisations and, if appropriate, general industry data for organisations of comparable size and complexity.

Base salary and fees

	Current salary and fees	Effective date
Sir Martin Sorrell	£1,000,000	1 Jan 2007
Paul Richardson	$925,000 and £100,000	1 Jan 2011
Mark Read	£425,000	1 Jan 2011

As reported in previous years, fees of £100,000 are paid to each of the executive directors in respect of their directorships of WPP plc and are included in the numbers above.

Sir Martin Sorrell's base salary was last increased on 1 January 2007. It was due to be reviewed in November 2008 with any change to be implemented from January

2009; however, Sir Martin informed the Compensation Committee that an increase would not be appropriate in light of business conditions. His salary and directors' fees therefore remained unchanged throughout 2008, 2009 and 2010. As part of the extensive review of the executive directors' compensation at the end of 2010, the committee considers that an increase in base salary and adjustments to incentive opportunities are appropriate. Consideration of these issues has continued during 2011 and the committee intends to consult share owners before the proposals are finalised. The final changes agreed will be disclosed in the 2011 Compensation Committee report.

As a result of the review, and being mindful of the time that has elapsed since the last salary increases, the committee decided to increase the base salary of the other two executive directors. Paul Richardson's base salary was increased from $830,000 plus £100,000 fees to $925,000 plus £100,000 fees. The committee believed that Mark Read's package of base salary and fees at £325,000 was uncompetitive and, given the increased importance of digital strategy to the Group and Mr Read's continuing personal development, an increase to his remuneration was in order. As a result, Mark Read's package of base salary and fees was increased to £425,000. These increases were the first increases since July 2008 and January 2009 respectively, and both increases were implemented with effect from 1 January 2011.

Retirement benefits

All pension benefits for the Company's executive directors are currently on a defined contribution basis. Only the aggregate of base salary and director fees is pensionable. Details of pension contributions for executive directors for the period under review are set out on page 142.

Short-term incentives

Each year WPP sets stretching performance targets for each operating company. Performance against these targets determines the size, if any, of the incentive pool for that unit. In aggregate, incentive payments in 2010 were higher than in 2009 due to improved performance. This trend was also reflected in the bonuses paid to executive directors.

Individual targets (both financial and strategic) for the operating company CEOs are set by WPP and in turn, these CEOs set similar targets for employees who report directly to them. Payment is in the form of both cash bonuses and deferred shares, being Performance Share Awards (PSAs), which vest a further two years after grant. The grant of PSAs typically occurs three months after the end of the financial year.

In a similar way, the Compensation Committee sets objectives for Sir Martin Sorrell and the other executive directors. The extent to which these objectives are met will determine the size of both annual cash bonuses (under the STIP) and Executive Share Awards (ESAs, the portion of the annual bonus paid in shares which normally vest a further two years after grant).

No changes were made in 2010 to the levels of short-term incentive payouts that would be payable for achieving either target or maximum performance. The target and maximum cash bonus and ESA awards for each of the three executive directors in 2010 were as follows (shown as a percentage of salary):

	Cash		ESA	
	Target %	Max %	Target %	Max %
Sir Martin Sorrell	100	200	67	100
Paul Richardson	80	120	100	133
Mark Read	50	75	67	100

Consistent with previous years, for 2010 the performance of each executive director was measured in the three areas shown below:

- **Group financial objectives:** Examples of measures include margin improvement and operating profit growth.
- **Individual strategic objectives:** Examples of measures include relative financial performance, advancing CSR strategy, improving back office synergies and integrating digital assets.
- **Key business achievements:** Examples of measures include improving creative reputation and developing digital strategy.

Each of these three elements is equally weighted for bonus purposes (i.e. one-third of the bonus is payable for the achievement of each objective). Except for the Group financial objectives, the exact measures differ for each individual executive director.

After considering each of these areas and the respective measures for each executive director, the committee assessed the following levels of performance:

	2010 achievement as % of target				2009	2008
Cash	Financial	Strategic	Business	Total	Total % of target	Total % of target
Sir Martin Sorrell	200	170	200	**190**	41	125
Paul Richardson	150	105	150	**135**	58	100
Mark Read	150	105	150	**135**	72	125

	2010 achievement as % of target				2009	2008
ESA	Financial	Strategic	Business	Total	Total % of target	Total % of target
Sir Martin Sorrell	150	127	150	**142**	82	112
Paul Richardson	133	93	133	**120**	62	100
Mark Read	150	104	150	**135**	72	125

These achievement levels resulted in the following bonus payments:

	Cash bonus		ESA bonus	
	Actual % of target	Actual £000	Actual % of target	Actual £000
Sir Martin Sorrell	190	1,900	142	950
Paul Richardson	135	682	120	757
Mark Read	135	219	135	293

The executive directors are eligible, but decided not, to participate in a cash bonus deferral plan whereby they can defer receipt of part of their bonus for four years, and receive a 25% match in the form of WPP shares (subject to continuous employment).

In conjunction with the committee's review of total compensation for the executive directors, the committee decided to adjust the levels of short-term incentive awards available for executive directors. The target and maximum levels for both Paul Richardson and Mark Read have been adjusted for 2011 in order to better balance the cash and share incentive elements of their remuneration, and to reflect market practice, and are shown below (as a percentage of salary):

	Cash		ESA	
	Target %	Max %	Target %	Max %
Paul Richardson	100	150	100	150
Mark Read	67	100	67	100

As mentioned in the *Base salary and fees* section, a decision regarding adjustments to Sir Martin Sorrell's incentive opportunities is pending the outcome of share owner consultation.

Long-term incentives

During the latter part of 2010, the Compensation Committee reviewed the long-term incentive plans to assess whether they continued to meet the strategic objectives of the Company particularly given the increased competitive pressures that have been fuelled by the general economic recovery and competitors' behaviour. The committee reviewed grant levels, performance criteria and vesting schedules. The conclusion of the review was that the grant levels and vesting schedules remained appropriate and well suited to the nature of the business. While the committee believes that the relative TSR measure that has been used for a number of years continues to be the most appropriate performance measure, the committee periodically reviews whether the plans would be strengthened by the addition of one or two further non-market measures in order to balance TSR.

Other than stock options, all awards will be satisfied out of WPP shares held in treasury or one of the Company's employee share ownership plans (ESOPs). The proceeds from any of the cash or share-based equity plans are not pensionable.

Leadership Equity Acquisition Plan III

In 2010, awards under LEAP III were made to 18 of the Group's key executives. Details of the awards made to the executive directors can be found on page 144.

Participants have to commit and retain investments in WPP in order to receive awards under LEAP III. Such investments are in the form of WPP shares (investment shares) and, at the invitation of the Compensation Committee, also in the form of options over WPP shares purchased from an independent third party (investment options). LEAP III awards provide participants with the opportunity to earn additional WPP shares to match their investments (matching shares). The number of matching shares that a participant can receive at the end of the investment and performance period depends on the Company's TSR performance measured over five years and compared with a peer group weighted by market capitalisation.

Following the end of a performance period, the Compensation Committee is required to perform a 'fairness review' on the basis of which it may, in exceptional circumstances, decide to vary the number of matching shares that will vest. This is because relative TSR may not always reflect the true performance of the Company. Factors the committee considers in its fairness review of any award include, amongst others, multiple measures of the Group's financial performance (such as growth in revenue and in earnings per share), and any evidence of distortions in the share price of either WPP or the peer group (such as bid price premiums).

Vesting of the 2005 and 2006 LEAP awards

As previously reported in the 2009 Compensation Committee report, the 2005 award vested in March 2010 with a match of 2.50.

As described above, the Compensation Committee is required to perform a 'fairness review' before any awards can vest. When performing this fairness review in the context of determining the level of vesting of the 2006 award, the committee reviewed a broad range of factors in its consideration of whether the relative TSR achievement was a fair reflection of the performance of the Group over the five-year performance period or whether there were factors that required the result to be adjusted. For the vesting of the 2006 award, the committee considered the following factors:

- the constituents of the peer group and whether there were any events that had an undue impact on their TSR performance in either a positive or negative way;
- the impact of changes in exchange rates on the TSR calculation; and
- the financial performance of the Company, relative to its peers, covering a wide range of measures including EPS, PBIT, margin, revenue and several other factors.

Following the fairness review, the committee concluded that the relative TSR result fairly reflected the performance of the Company over the five-year investment period, and that no adjustment was deemed necessary. The relative TSR performance of the Company resulted in a match of 4.14 for each investment share committed to the program despite the fact that on a local currency basis the match was 4.80.

Restricted Stock Plan

Other than to satisfy awards under the short-term incentive plans (ESAs and PSAs), the principal use of the Restricted Stock Plan is for awards under the WPP Leaders and Partners program. This program is used to reward, retain and align the interests of about 1,250 of our key executives with the interests of share owners.

In the program, awards are made to participants that vest three years after grant, provided the participant is still employed within the Group. Executive directors are ineligible to participate in this plan.

Executive Stock Option Plan

In order to attract or retain key talent it is sometimes necessary to make special grants of options. No awards were granted in 2010 to any employee or executive director (1 award was granted to an employee in 2009). However, the Compensation Committee is conscious that stock options remain a powerful motivator and, in certain circumstances, it might be necessary to make awards to a broader population under the Executive Stock Option Plan.

Worldwide Ownership Plan

The Worldwide Ownership Plan is an all-employee plan that makes annual grants of stock options to employees with two years of service who work in wholly-owned subsidiaries. During 2010, awards were made to over 45,000 employees. By 31 December 2010, options under this plan had been granted to approximately 97,700 employees over 43.4 million shares since March 1997. Executives who participate in one of the other share plans described above are ineligible to participate in this plan.

Share incentive dilution for 2000 to 2010

The share incentive dilution level, measured on a 10-year rolling basis, has declined to 4.4% at 31 December 2010 (4.6% – 2009). It is intended that awards under all plans, with the exception of the Worldwide Ownership Plan, will all be satisfied with purchased shares held either in the ESOPs or in treasury.



Key elements of short- and long-term remuneration

	Objective	Participation	Performance period	Conditions	Change of control
Short-term					
Base salary	To maintain package competitiveness at all levels within the Group.	All employees.	n/a	Salary levels are determined by taking a number of relevant factors into account, including individual and business unit performance, level of experience, scope of responsibility and the competitiveness of total remuneration.	n/a
Cash bonus	To incentivise delivery of value at all levels within the Group.	Approximately 10% of employees are eligible to receive a performance bonus.	1 year	Achievement of challenging performance goals (financial and non-financial) at the individual and business unit level.	The cash bonuses of executive directors do not crystallise on a change of control.
Performance share awards	To incentivise delivery of value and to align with interests of share owners.	Key operating company executives.	1 year	Achievement of challenging performance goals (financial and non-financial) at operating company level. Further two-year retention period.	See note below for Restricted Stock Plan.
Executive share awards	To incentivise delivery of value and to align with interests of share owners.	Key head office executives and executive directors.	1 year	Achievement of challenging individual annual bonus objectives. Further two- or three-year retention period.	See note below for Restricted Stock Plan.
Long-term					
LEAP III and Renewed LEAP	To incentivise long-term performance by comparing WPP's TSR against the TSR of key comparators (which are weighted by market capitalisation in the case of LEAP III), and to maximise alignment with share owner interests through a high level of personal financial commitment.	Participation offered only to those key executives (currently no more than 20 people) whose contributions transcend their day-to-day role, including executive directors.	5 years	Relative TSR performance against a group of key communication services comparator companies, (weighted by market capitalisation in the case of LEAP III), subject to a fairness review by the Compensation Committee.	On a change of control, the investment period for all outstanding awards ends, the number of vesting shares is determined at that date (pro-rated in the case of LEAP III) and any other rights cease. The number of shares that vest may be reduced to prevent adverse US tax provisions applying. The Compensation Committee may determine that outstanding awards are exchanged for equivalent awards.
Restricted Stock Plan	To encourage a share ownership culture and long-term retention as well as supporting recruitment.	Directors and senior executives of the operating companies and senior head office executives.	n/a	Typically three-year retention period.	The vesting period for all outstanding awards is deemed to end. The Compensation Committee may determine that outstanding awards are exchanged for equivalent awards or that outstanding awards are unaffected by the change of control.
Executive Stock Option Plan	To provide a tool to promote retention and recruitment.	Occasional use only to deal with special situations.	3 years	Conditions, if any, are determined at the time of grant of the award.	The number of shares or ADRs is pro-rated down in accordance with the change of control date. The Compensation Committee may determine that outstanding awards are unaffected by the change of control.
Worldwide Ownership Plan	To develop a stronger ownership culture.	Employees with at least two years' employment. Not offered to those participating in other share programs or to executive directors.	n/a	Three-year vesting period.	The number of shares or ADRs is pro-rated down in accordance with the change of control date. The Compensation Committee may determine that outstanding awards are unaffected by the change of control.

Directors' remuneration and other statutory information

The following tables and information are either required by statute or recommended by best practice guidelines. All information in this section has been audited.

Executive directors' emoluments

The value of salary and fees, benefits, pension contributions and annual incentives paid both in cash (under the STIP) and shares (ESAs) for the year ending 31 December 2010 are set out in the table below. The table also shows comparative numbers for 2009. In the case of the STIP and ESAs, the figures shown are the value of the awards in respect of the year in question (although they were received in the following year). Benefits include such items as healthcare, life assurance, spouse travel and allowances for cars and housing. Both Sir Martin Sorrell and Paul Richardson currently receive part of their remuneration in pounds sterling and part in US dollars. Any US dollar amounts received in 2010 have been converted into sterling at an exchange rate of $1.5461 to £1 ($1.5667 for 2009).

	Salary and fees		Other benefits		Short-term incentive plans (annual bonus)		Value of ESAs		Total annual remuneration		Pension contributions	
	2010 £000	2009 £000	2010 £000	2009 £000	2010 £000	2009 £000	2010 £000	2009 £000	2010 £000	2009 £000	2010 £000	2009 £000
Executive directors												
Sir Martin Sorrell[1,2,3]	1,009	1,007	374	345	1,900	406	950	546	4,233	2,304	400	401
Paul Richardson	637	630	106	101	682	290	757	389	2,182	1,410	191	189
Mark Read	325	325	2	1	219	117	293	157	839	600	33	33
Total remuneration	**1,971**	**1,962**	**482**	**447**	**2,801**	**813**	**2,000**	**1,092**	**7,254**	**4,314**	**624**	**623**

1 During 2010 an amount of £6,813 was paid to Sir Martin Sorrell in respect of tax liabilities incurred by him on expenditure on various items considered by the UK Tax authorities as benefits in kind but which the committee consider to be essential to his ability to deliver his services successfully to the Group (£8,323 in 2009).
2 Payments made in accordance with the approval granted by share owners of amounts equal to the dividends that would be payable (totalling £1,081,172) were made to Sir Martin Sorrell during 2010 (£856,687 during 2009) in respect of the shares reflected in the UK and US Deferred Stock Units Awards Agreements (which are the agreements that now comprise the awards granted under the Capital Investment Plan in 1995).
3 Benefits include other items such as healthcare, life assurance, spouse travel, allowance for cars and housing.

Policy on directors' service contracts, notice periods, termination payments and external appointments

The Company's policy is that contracts should be on a rolling basis and will not include either a fixed term or liquidated damages provisions. Sir Martin Sorrell's service contract may be terminated by the Company or by Sir Martin without, in either case, notice needing to be given – a so-called 'contract at will'. This means that the Company may terminate Sir Martin's service contract without the need to pay compensation for any notice period.

Executive director	Effective from	Notice period
Sir Martin Sorrell	19 Nov 2008	'At will'
Paul Richardson	19 Nov 2008	12 months
Mark Read	19 Nov 2008	6 months

Executive directors are permitted to serve as non-executives on the boards of other organisations. If the Company is a share owner in that organisation, non-executive fees for these roles are waived. However, if the Company is not a share owner in that organisation, any non-executive fees can be retained by the office holder.

Options held by executive directors

The options held by Mark Read at 31 December 2010 were granted prior to him becoming a director of the Company.

	Grant/ award date	End of exercise period	Exercise price	At 1 Jan 2010 (no. of shares)	Granted (lapsed) 2010 (no. of shares)	Exercised 2010 (no. of shares)	Share price on exercise	Value on exercise	At 31 Dec 2010 (no. of shares)	Share price 31 Dec 2010[1]
Mark Read	17.11.2003	17.11.2013	£5.595	10,615	–	–	–	–	10,615	£7.895
	29.10.2004	29.10.2014	£5.535	9,879	–	–	–	–	9,879	£7.895

[1] Share price 12-month high/low: £7.95/£5.725.

ESAs and Restricted Stock Awards held by executive directors

All awards made under the Restricted Stock Plan are made on the basis of satisfaction of previous performance conditions and are subject to continuous employment until the vest date. The table includes awards that vested during 2010, awards that remained outstanding during 2010 and, by way of additional information, awards that have been granted since 31 December 2010.

		Award date	Share plan	Share/ADR price on grant date	No. of shares/ ADRs originally awarded	Value on grant day 000	Additional shares granted in lieu of dividends	Total shares vesting	Vesting date	Share price on vesting	Value on vesting £000
Sir Martin Sorrell	2007 ESA Award	03.03.08	ESA	£5.9025	149,851	£885	10,582	160,433	06.03.10	£6.455	1,036
	2008 ESA Award	09.03.09	ESA	£3.83625	196,285	£753	–	–	06.03.11	–	–
	2009 ESA Award	04.05.10	ESA	£6.7775	80,560	£546	–	–	06.03.13	–	–
	2010 ESA Award	31.03.11	ESA	£7.6825	123,657	£950	–	–	06.03.13	–	–
Paul Richardson	2007 ESA Award	03.03.08	ESA	£5.9025	96,094	£567	6,785	102,879	06.03.10	£6.455	664
	2008 ESA Award	09.03.09	ESA	£3.83625	143,369	£550	–	–	06.03.11	–	–
	2009 ESA Award[1]	04.05.10	ESA	$51.59	11,813	$609	–	–	06.03.13	–	–
	2010 ESA Award[1]	31.03.11	ESA	$61.76	19,121	$1,181	–	–	06.03.13	–	–
Mark Read	Def Bonus 2005	16.03.06	Deferred bonus	£6.7950	3,601	£24	1,280[2]	4,881	16.03.10	£6.5452	32
	Def Bonus 2006	27.04.07	Deferred bonus	£7.4775	9,526	£71	–	–	16.03.11	–	–
	2007 ESA Award	03.03.08	ESA	£5.9025	43,202	£255	3,050	46,252	06.03.10	£6.455	299
	2008 ESA Award	09.03.09	ESA	£3.83625	59,954	£230	–	–	06.03.11	–	–
	2009 ESA Award	04.05.10	ESA	£6.7775	23,164	£157	–	–	06.03.13	–	–
	2010 ESA Award	31.03.11	ESA	£7.6825	38,138	£293	–	–	06.03.13	–	–

[1] Paul Richardson's 2009 and 2010 ESA Awards were granted in respect of ADRs.
[2] Represents the combined total of matching shares and shares granted in lieu of dividends.

Other Long-Term Incentive Plan Awards

Renewed Leadership Equity Acquisition Plan

Name	Grant/ award date	Investment and performance period	Number of investment shares	Share price on grant date	Maximum number of matching units at 1 Jan 2010	During 2010 Granted/ (lapsed) units	During 2010 Additional dividend shares	During 2010 Vested or deferred shares	Maximum number of matching units at 31 Dec 2010	Share price on vest/ deferral date	Value on vest/ deferral date
Sir Martin Sorrell	15.12.05	01.01.05-31.12.09	203,394	£6.175	1,016,970	(508,485)	53,760	562,245	–	£6.455	3,629
	15.11.06	01.01.06-31.12.10	156,536	£6.84	782,680	–	–	–	782,680	–	–
	11.12.07	01.01.07-31.12.11	148,742	£6.23	743,710	–	–	–	743,710	–	–
	31.10.08	01.01.08-31.12.12	218,596	£3.749	1,092,980	–	–	–	1,092,980	–	–
Paul Richardson	15.12.05	01.01.05-31.12.09	81,358	£6.175	406,790	(203,395)	21,504	224,899	–	£6.455	1,452
	15.11.06	01.01.06-31.12.10	66,102	£6.84	330,510	–	–	–	330,510	–	–
	11.12.07	01.01.07-31.12.11	59,497	£6.23	297,485	–	–	–	297,485	–	–
	31.10.08	01.01.08-31.12.12	109,298	£3.749	546,490	–	–	–	546,490	–	–
Mark Read	15.12.05	01.01.05-31.12.09	10,170	£6.175	50,850	(25,425)	–	25,425	–	£6.455	164
	15.11.06	01.01.06-31.12.10	16,525	£6.84	82,625	–	–	–	82,625	–	–
	11.12.07	01.01.07-31.12.11	14,874	£6.23	74,370	–	–	–	74,370	–	–
	31.10.08	01.01.08-31.12.12	21,859	£3.749	109,295	–	–	–	109,295	–	–

The vesting schedules used for the various awards under Renewed LEAP are shown in the following tables. When actual performance falls between these positions, the match is calculated on a proportionate basis.

Awards granted in 2006 and 2007

Rank compared to	Number of matching
1	5
2	5
3	4.5
4	3.5
5	2.5
Median	1.5
Below median	0

Awards granted in 2008

Rank compared to	Number of matching
1	5
2	5
3	4
4	3
Median	1.5
Below median	0

Leadership Equity Acquisition Plan III

Name	Grant/ award date	Investment and performance period	Number of investment shares	Number of investment options	Share price on grant date	Maximum number of matching units at 1 Jan 2010	During 2010 Granted/ (lapsed) units	During 2010 Additional dividend shares	During 2010 Vested or deferred shares	Maximum number of matching units at 31 Dec 2010	Share price on vest/ deferral date	Value on vest/ deferral date
Sir Martin Sorrell	15.12.09	01.01.09-31.12.13	365,878	–	£6.1025	1,829,390	–	–	–	1,829,390	–	–
	24.11.10	01.01.10-31.12.14	416,666	–	£7.2475	–	2,083,330	–	–	2,083,330	–	–
Paul Richardson	15.12.09	01.01.09-31.12.13	103,423	–	£6.1025	517,115	–	–	–	517,115	–	–
	24.11.10	01.01.10-31.12.14	100,968	–	£7.2475	–	504,840	–	–	504,840	–	–
Mark Read	15.12.09	01.01.09-31.12.13	27,406	–	£6.1025	137,030	–	–	–	137,030	–	–
	24.11.10	01.01.10-31.12.14	25,281	–	£7.2475	–	126,405	–	–	126,405	–	–

The vesting schedule used for the awards under LEAP III is shown in the following table. When actual performance is not exactly equal to a percentile in the table below, but is more than 50% and less than 90%, the percentage of Matching Shares will be determined on a straight-line basis between the relevant figures.

Awards granted in 2009 and 2010

Aggregate market capitalisation percentile	Number of matching shares
90th percentile	500%
80th percentile	420%
70th percentile	330%
60th percentile	240%
50th percentile	150%
40th percentile	0%
30th percentile	0%
20th percentile	0%
10th percentile	0%
Bottom	0%

Comparator Groups

The comparator groups used for the awards under Renewed LEAP (2006, 2007, 2008) and LEAP III (2009, 2010) are shown in the following table. Where a company that delists during a performance period has an undisturbed share price for less than 40% of that performance period, the Compensation Committee would usually exclude that company from the comparator group for the award in question. Otherwise, the company would usually be deemed to be disposed of and the proceeds reinvested, in respect of LEAP III, in a market capitalisation weighted index, and in respect of Renewed LEAP in a non-market capitalisation weighted index, both of which track the TSR of the remaining comparator companies.

Grant year	Comparator group
2006	Aegis, Arbitron, Dentsu, GfK, Havas Advertising, Interpublic, Ipsos, Omnicom Group, Publicis and Taylor Nelson Sofres
2007	Aegis, Arbitron, Dentsu, GfK, Havas Advertising, Interpublic, Ipsos, Omnicom Group, Publicis and Taylor Nelson Sofres
2008	Aegis, Arbitron, Dentsu, GfK, Havas Advertising, Interpublic, Ipsos, Omnicom Group and Publicis
2009	Aegis, Arbitron, Dentsu, GfK, Havas, Interpublic, Ipsos, Omnicom Group and Publicis
2010	Aegis, Arbitron, Dentsu, GfK, Havas, Interpublic, Ipsos, Omnicom Group and Publicis

Non-executive directors' remuneration

The fees paid to non-executive directors (NEDs) are normally reviewed every two years and any changes are approved by the Board. Other than the Audit Committee chairman, the fee levels shown below have been effective since 1 January 2007. Accordingly, the Compensation Committee recommended, and the Board determined, that the existing structure should be adjusted as follows:

Position/role	From 1 January 2011	2010 fees (effective from 1 January 2007)
Chairman	£425,000	£300,000
Senior independent director	£20,000	£10,000
Non-executive director	£65,000	£60,000
Chairmanship of Audit and Compensation Committee	£40,000	£20,000[1]
Chairmanship of Nominations Committee	£15,000	£10,000
Member of Audit and Compensation Committee	£20,000	£5,000
Member of Nominations Committee	£5,000	£5,000

[1] Fee for chairmanship of Audit Committee effective from 1 January 2009.

From 1 January 2011, the chairman is not entitled to any further fees or salary for either chairmanship or membership of any of the Company's committees. UK-based NEDs who are required to travel outside the UK to consider Company-related matters at meetings called at short notice will be paid £1,000 for attendance at each of those meetings. The fees detailed above are the only payments receivable by NEDs. Mr Morten will also be paid a fee of £20,000 for additional services that he provides to the Board.

The table below shows actual fees paid for the year 2010. The notice period for all NEDs is two months.

Director	Date of original contract	Expiry of current contract	Committee membership	2010 £000	2009 £000
P Lader	26.02.01	05.10.11	Chairman of the Company, chairman of Nomination Committee and member of Compensation Committee	315	315
C Day	25.07.05	05.10.11	Member of Audit Committee and member of Compensation Committee from 1 December 2010	65	65
E Dyson	29.06.99	05.10.11	Member of Compensation Committee and member of Nomination Committee	70	70
O Gadiesh	28.04.04	05.10.11	Member of Nomination Committee	65	65
R Li	11.10.10	11.10.13	Appointed to the Board in October 2010	14	n/a
S W Morten	02.12.91	05.10.11	Senior Independent Director until April 2010 and ex officio member of all Committees	70[1]	71
K Naganuma[2]	23.01.04	05.10.11		–	–
L Olayan[3]	18.03.05	05.10.11	Member of Nomination Committee	–	–
J A Quelch[4]	10.07.91	05.10.11		94	85
J Rosen	20.12.04	05.10.11	Chairman of Compensation Committee, member of Audit Committee and Senior Independent Director since April 2010	82	75
T Shriver	06.08.07	05.10.11	Member of Audit Committee until 29 June 2010 and member of Compensation Committee from 29 June 2010	65	65
P Spencer	28.04.04	05.10.11	Chairman of Audit Committee	80	80
S Trujillo	12.10.10	12.10.13	Appointed to the Board in October 2010, member of Audit Committee from 12 October 2010	15	n/a

[1] Fee includes ex officio payment of £6,000.
[2] Received no fees in 2009 and 2010.
[3] Waived fees in 2009 and 2010.
[4] Fee includes £34,038 (£24,515 in 2009) for consulting services.

Directors' interests

Directors' interests in the Company's ordinary share capital, all of which were beneficial (unless otherwise stated), are shown in the following table. Save as disclosed in this table and in the report of the Compensation Committee, no director had any interest in any contract of significance with the Group during the year. Each executive director has a technical interest as an employee and potential beneficiary in shares in the Company held under the ESOPs. As at 31 December 2010, the Company's ESOPs (which are entirely independent of the Company and have waived their rights to receive dividends) held in total 22,083,378 shares in the Company (24,941,529 in 2009). Further details of the long-term incentive plans are given in the notes on pages 144, 145 and 147 (below).

		Shares acquired through long-term incentive plan awards in 2010				Shares acquired through long-term incentive plan awards in 2011				
	At 1 Jan 2010 or appointment date	Vested	(Sold)	Movement during 2010 inc. shares purchased in 2010	At 31 Dec 2010 or earlier retirement or resignation	Vested	(Sold)	Other movements since 31 Dec 2010	At 18 Apr 2011	Shares contributed to charity 2007-2011 (and no longer beneficially owned)
C Day	5,240	–	–	10,000	15,240	–	–	–	15,240	–
E Dyson	35,000	–	–	–	35,000	–	–	–	35,000	–
O Gadiesh	–	–	–	–	–	–	–	–	–	–
P Lader	11,950	–	–	–	11,950	–	–	–	11,950	–
R Li	–	–	–	–	–	–	–	–	–	–
S W Morten	20,000	–	–	–	20,000	–	–	–	20,000	–
K Naganuma[1]	–	–	–	–	–	–	–	–	–	–
L Olayan	–	–	–	–	–	–	–	–	–	–
J A Quelch	12,000	–	–	–	12,000	–	–	–	12,000	–
M Read[2]	79,272	71,677	(56,698)	2,875	97,126	139,782	(139,782)	6,355	103,481	–
P W G Richardson[2,3]	330,907	327,778	(164,219)	324	494,790	456,926	(415,926)	–	535,790	–
J Rosen	12,000	–	–	–	12,000	–	–	–	12,000	–
T Shriver	5,000	–	–	5,000	10,000	–	–	–	10,000	–
P Spencer	10,000	–	–	–	10,000	–	–	–	10,000	–
S Trujillo	–	–	–	10,000	10,000	–	–	–	10,000	–
Sir Martin Sorrell[2,4,5,6,7]	16,405,342	722,678	(122,536)	(147,883)	16,857,601	930,262	–	(264,000)	17,523,863	805,936[8]

[1] K Naganuma is a director of Asatsu-DK, which at 18 April 2011 had interests in 31,295,646 shares representing 2.47% of the issued share capital of the Company.

[2] Interests include investment shares committed to the 2007, 2008, 2009 and 2010 awards under the LEAP plans but do not include matching shares from these plans, if any.

[3] In September 2010, AIB Group (UK) plc released from its charge to Paul Richardson 256,319 shares in the Company. These shares and 203,471 WPP ordinary shares also owned by Paul Richardson were converted into 91,958 WPP American Depositary Receipts. In September 2010, Paul Richardson agreed to charge 91,958 ADRs to Bank of America, N.A. as security for bank facilities being made available to him.

[4] Includes 3,790,489 shares pursuant to the vesting of the 2004 and 2005 awards and part of the 2006 award granted under LEAP. The receipt of these awards has been deferred until November 2017.

[5] Includes 3,636,950 shares which originally formed part of the Capital Investment Plan (an award in respect of 4,691,392 shares in total, some of which have been received by Sir Martin Sorrell) and comprised the UK and US Deferred Stock Units Awards Agreements.

[6] In September 2010, Sir Martin Sorrell and the trustees of two family life interest trusts of Sir Martin Sorrell charged to HSBC Private Bank Limited 984,770 and 3,863,147 ordinary shares in the Company respectively as security for facilities. These shares were previously charged to AIB Group (UK) plc as security for facilities, but were released in September 2010. In September 2010, JMS Financial Services Limited Retirement Benefit Scheme transferred 3,001,073 ordinary shares in the Company to Sir Martin Sorrell. Sir Martin Sorrell charged these shares to HSBC as further security of the facilities made available to him. These shares were previously charged to AIB Group (UK) plc as security for facilities, but were released from the charge in September 2010.

[7] In March 2011, Sir Martin Sorrell gifted 264,000 ordinary shares to the JMMRJ Sorrell Charitable Foundation.

[8] The JMMRJ Sorrell Charitable Foundation, of which Sir Martin Sorrell is a joint trustee, is interested in 805,936 WPP plc shares. Sir Martin has no beneficial interest in these shares.

Jeffrey Rosen
Chairman of the Compensation Committee
on behalf of the Board of Directors of WPP plc
18 April 2011





Our 2010 financial statements

Accounting policies

The consolidated financial statements of WPP plc and its subsidiaries (the Group) for the year ended 31 December 2010 have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union as they apply to the financial statements of the Group for the year ended 31 December 2010.

The Group's financial statements are also consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis of preparation

The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial instruments. The principal accounting policies are set out below.

Basis of consolidation

The consolidated financial statements include the results of the Company and all its subsidiary undertakings made up to the same accounting date. All intra-Group balances, transactions, income and expenses are eliminated in full on consolidation. The results of subsidiary undertakings acquired or disposed of during the period are included or excluded from the consolidated income statement from the effective date of acquisition or disposal.

Goodwill and other intangible assets

Intangible assets comprise goodwill, certain acquired separable corporate brand names, acquired customer relationships, acquired proprietary tools and capitalised computer software not integral to a related item of hardware.

Goodwill represents the excess of fair value attributed to investments in businesses or subsidiary undertakings over the fair value of the underlying net assets, including intangible assets, at the date of their acquisition.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the net present value of future cash flows derived from the underlying assets using a projection period of up to five years for each cash-generating unit. After the projection period a steady growth rate representing an appropriate long-term growth rate for the industry is applied. Any impairment is recognised immediately as an expense and is not subsequently reversed.

Corporate brand names, customer relationships and proprietary tools acquired as part of acquisitions of businesses are capitalised separately from goodwill as intangible assets if their value can be measured reliably on initial recognition and it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group.

Certain corporate brands of the Group are considered to have an indefinite economic life because of the institutional nature of the corporate brand names, their proven ability to maintain market leadership and profitable operations over long periods of time and the Group's commitment to develop and enhance their value. The carrying value of these intangible assets is reviewed at least annually for impairment and adjusted to the recoverable amount if required.

Amortisation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life as follows:

Acquired intangibles

- Brand names (with finite lives) – 10-20 years.
- Customer related intangibles – 3-10 years.
- Other proprietary tools – 3-10 years.
- Other (including capitalised computer software) – 3-5 years.

Contingent consideration

Contingent consideration is accounted for in accordance with IFRS 3 (revised) Business Combinations.

Future anticipated payments to vendors in respect of contingent consideration (earnout agreements) are initially recorded at fair value which is the present value of the expected cash outflows of the obligations. The obligations are dependent on the future financial performance of the interests acquired (typically over a four to five year period following the year of acquisition) and assume the operating companies improve profits in line with directors' estimates. The directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition.

Subsequent adjustments to the fair value are recorded in the consolidated income statement within revaluation of financial instruments. For acquisitions completed prior to 1 January 2010, such adjustments are recorded in the consolidated balance sheet within goodwill.

Property, plant and equipment

Property, plant and equipment are shown at cost less accumulated depreciation and any provision for impairment with the exception of freehold land which is not depreciated. The Group assesses the carrying value of its property, plant and equipment to determine if any impairment has occurred. Where this indicates that an asset may be impaired, the Group applies the requirements of IAS 36 Impairment of Assets in assessing the carrying amount of the asset. This process includes comparing its recoverable amount with its carrying value. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life, as follows:

- Freehold buildings – 50 years.
- Leasehold land and buildings – over the term of the lease or life of the asset, if shorter.
- Fixtures, fittings and equipment – 3-10 years.
- Computer equipment – 3-5 years.

Interests in associates and joint ventures

The Group's share of the profits less losses of associate undertakings net of tax, interest and non-controlling interests is included in the consolidated income statement and the Group's share of net assets is shown within interests in associates in the consolidated balance sheet. The Group's share of the profits less losses and net assets is based on current information produced by the undertakings, adjusted to conform with the accounting policies of the Group.

The Group assesses the carrying value of its associate undertakings to determine if any impairment has occurred. Where this indicates that an investment may be impaired, the Group applies the requirements of IAS 36 in assessing the carrying amount of the investment. This process includes comparing its recoverable amount with its carrying value.

The Group accounts for joint venture investments under the equity method which is consistent with the Group's treatment of associates.

Other investments

Other investments are designated as 'available for sale' and are shown at fair value with any movements in fair value taken to equity.

On disposal the cumulative gain or loss previously recognised in equity is included in the profit or loss for the year. Impairment losses recognised in profit or loss for equity investments classified as 'available for sale' are not subsequently reversed through profit or loss.

Inventory and work in progress

Work in progress is valued at cost, which includes outlays incurred on behalf of clients and an appropriate proportion of directly attributable costs and overheads on incomplete assignments. Provision is made for irrecoverable costs where appropriate. Inventory is stated at the lower of cost and net realisable value.

Trade receivables

Trade receivables are stated net of provisions for bad and doubtful debts.

Foreign currency and interest rate hedging

The Group's policy on interest rate and foreign exchange rate management sets out the instruments and methods available to hedge interest and currency risk exposures and the control procedures in place to ensure effectiveness.

The Group uses derivative financial instruments to reduce exposure to foreign exchange risk and interest rate movements. The Group does not hold or issue derivative financial instruments for speculative purposes.

Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

At the inception of the hedge relationship the entity documents the relationship between the hedging instrument and hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Note 25 contains details of the fair values of the derivative instruments used for hedging purposes.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss immediately, together with any changes in the fair value of the hedged item that is attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow or net investment hedges is deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss. Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the consolidated income statement.

Liabilities in respect of option agreements

Option agreements that allow the Group's equity partners to require the Group to purchase a non-controlling interest are treated as derivatives over equity instruments and are recorded in the consolidated balance sheet at fair value and the valuation is remeasured at each period end. Fair value is based on the present value of expected cash outflows and the movement in the fair value is recognised as income or expense within revaluation of financial instruments in the consolidated income statement.

Derecognition of financial liabilities

In accordance with IAS 39 Financial Instruments: Recognition and Measurement, a financial liability of the Group is only released to the consolidated income statement when the underlying legal obligation is extinguished.

Convertible debt

Convertible debt is assessed according to the substance of the contractual arrangements and is classified into liability and equity elements on the basis of the initial fair value of the liability element. The difference between this figure and the cash received is classified as equity.

The consolidated income statement charge for the finance cost is spread evenly over the term of the convertible debt so that at redemption the liability equals the redemption value.

Bank borrowings

Other interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs.

Borrowing costs

Finance costs of borrowing are recognised in the consolidated income statement over the term of those borrowings.

Revenue recognition

Revenue comprises commission and fees earned in respect of amounts billed. Direct costs include fees paid to external suppliers where they are retained to perform part or all of a specific project for a client and the resulting expenditure is directly attributable to the revenue earned. Revenue is stated exclusive of VAT, sales taxes and trade discounts.

Advertising and Media Investment Management

Revenue is typically derived from commissions on media placements and fees for advertising services. Revenue may consist of various arrangements involving commissions, fees, incentive-based revenue or a combination of the three, as agreed upon with each client.

Revenue is recognised when the service is performed, in accordance with the terms of the contractual arrangement. The amount of revenue recognised depends on whether we act as an agent or as a principal in an arrangement with a client. Where we act as an agent, the revenue recorded is the net amount retained when the fee or commission is earned. Although the Group may bear credit risk in respect of these activities, the arrangements with our clients are such that we consider that we are acting as an agent on their behalf. In such cases, costs incurred with external suppliers (such as media suppliers) are excluded from our revenue. Where the Group acts as a principal and contracts directly with suppliers for media payments and production costs, the revenue recorded is the gross amount billed.

Incentive-based revenue typically comprises both quantitative and qualitative elements; on the element related to quantitative targets, revenue is recognised when the quantitative targets have been achieved; on the element related to qualitative targets, revenue is recognised when the incentive is received or receivable.

The Group receives volume rebates from certain suppliers for transactions entered into on behalf of clients that, based on the terms of the relevant contracts and local law, are either remitted to clients or retained by the Group. If amounts are passed on to clients they are recorded as liabilities until settled or, if retained by the Group, are recorded as revenue when earned.

Consumer Insight

Revenue recognised in proportion to the level of service performed for market research contracts is based on proportional performance. In assessing contract performance, both input and output criteria are reviewed. Costs incurred are used as an objective input measure of performance. The primary input of all work performed under these arrangements is labour. As a result of the relationship between labour and cost, there is normally a direct relationship between costs incurred and the proportion of the contract performed to date. Costs incurred as a proportion of expected total costs is used as an initial proportional performance measure. This indicative proportional performance measure is subsequently validated against other more subjective criteria (i.e. relevant output measures) such as the percentage of interviews completed, percentage of reports delivered to a client and the achievement of any project milestones stipulated in the contract. In the event of divergence between the objective and more subjective measures, the more subjective measures take precedence since these are output measures.

While most of the studies provided in connection with the Group's market research contracts are undertaken in response to an individual client's or group of clients' specifications, in certain instances a study may be developed as an off-the-shelf product offering sold to a broad client base. For these transactions, revenue is recognised when the product is delivered. Where the terms of transaction provide for licensing the product on a subscription basis, revenue is recognised over the subscription period on a straight-line basis or, if applicable, based on usage.

Substantially all services are provided on a fixed price basis. Pricing may also include a provision for a surcharge where the actual labour hours incurred in completing a project are significantly above the labour hours quoted in the project proposal. In instances where this occurs, the surcharge will be included in the total revenue base on which to measure proportional performance when the actual threshold is reached provided that collectability is reasonably assured.

Public Relations & Public Affairs and Branding & Identity, Healthcare and Specialist Communications

Revenue is typically derived from retainer fees and services to be performed subject to specific agreement. Revenue is recognised when the service is performed, in accordance with the terms of the contractual arrangement. Revenue is recognised on long-term contracts, if the final outcome can be assessed with reasonable certainty, by including in the consolidated income statement revenue and related costs as contract activity progresses.

Taxation

Corporate taxes are payable on taxable profits at current rates. The tax expense represents the sum of the tax currently payable and deferred tax.

The Group is subject to corporate taxes in a number of different jurisdictions and judgement is required in determining the appropriate provision for transactions where the ultimate tax determination is uncertain. In such circumstances the Group recognises liabilities for anticipated taxes based on the best information available and where the anticipated liability is both probable and estimable. Where the final outcome of such matters differs from the amount recorded, any differences may impact the income tax and deferred tax provisions in the period in which the final determination is made.

The tax laws that apply to the Group's subsidiaries may be amended by the relevant tax authorities. Such potential amendments are regularly monitored and adjustments are made to the Group's tax liabilities and deferred tax assets and liabilities where necessary.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are recognised for all taxable temporary differences unless specifically excepted by IAS 12 Income Taxes. Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill or other assets and liabilities (other than in a business combination) in a transaction that affects neither the tax profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised based on enacted or substantively enacted legislation. Deferred tax is charged or credited in the consolidated income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Retirement benefit costs

For defined contribution plans, contributions are charged to the consolidated income statement as payable in respect of the accounting period.

For defined benefit plans the amounts charged to operating profit are the current service costs and gains and losses on settlements and curtailments. They are included as part of staff costs. Past service costs are recognised immediately in the consolidated income statement if the benefits have vested. If the benefits have not vested, the costs are recognised over the period until vesting occurs. The interest cost and the expected return on assets are shown within finance costs and finance income respectively. Actuarial gains and losses are recognised immediately in the statement of comprehensive income.

Where defined benefit plans are funded, the assets of the plan are held separately from those of the Group, in separate trustee-administered funds. Pension plan assets are measured at fair value and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high-quality corporate bond of equivalent currency and term to the plan liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date.

Recognition of a surplus in a defined benefit plan is limited based on the economic gain the company is expected to benefit from in the future by means of a refund or reduction in future contributions to the plan, in accordance with IAS 19 Employee Benefits.

Finance leases

Assets held under finance leases are recognised as assets of the Group at the inception of the lease at the lower of their fair value and the present value of the minimum lease payments. Depreciation on leased assets is charged to the consolidated income statement on the same basis as owned assets. Leasing payments are treated as consisting of capital and interest elements and the interest is charged to the consolidated income statement as it is incurred.

Operating leases

Operating lease rentals are charged to the consolidated income statement on a straight-line basis over the lease term. Any premium or discount on the acquisition of a lease is spread over the life of the lease on a straight-line basis.

Translation of foreign currencies

Foreign currency transactions arising from normal trading activities are recorded at the rates in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the year end are translated at the year-end exchange rate. Foreign currency gains and losses are credited or charged to the consolidated income statement as they arise.

The income statements of overseas subsidiary undertakings are translated into pounds sterling at average exchange rates and the year-end net assets of these companies are translated at year-end exchange rates.

Exchange differences arising from retranslation of the opening net assets and on foreign currency borrowings (to the extent that they hedge the Group's investment in such operations) are reported in the consolidated statement of comprehensive income.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Share-based payments

The Group issues equity-settled share-based payments (including share options) to certain employees and accounts for these awards in accordance with IFRS 2 (Share-Based Payment). Equity-settled share-based payments are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. Details regarding the fair value of equity settled share-based transactions are set out in notes 22 and 26.

The fair value determined at the grant date is recognised in the consolidated income statement as an expense on a straight-line basis over the relevant vesting period, based on the Group's estimate of the number of shares that will ultimately vest and adjusted for the effect of non-market-based vesting conditions.

New IFRS accounting pronouncements

At the date of authorisation of these financial statements, the following Standards and Interpretations, which have not been applied in these financial statements, were in issue but not yet effective:

- IFRIC 14 (amended)/IAS 19 (amended): The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction;
- IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments;
- IFRS 7 (amended): Financial Instruments: Disclosure;
- IFRS 9 Financial Instruments;
- IAS 1 (amended): Presentation of Financial Statements;
- IAS 12 (amended): Income Taxes;
- IAS 24 (revised): Related Party Transactions;
- IAS 32 (amended): Classification of Rights Issues.

The Group does not consider that these Standards and Interpretations will have a significant impact on the financial statements of the Group except for additional disclosures when the relevant standards come into effect for periods commencing on or after 1 January 2011.

In the current year IFRS 2 (amended) Share-Based Payment became effective. The adoption of this Standard has not led to any changes in the Group's accounting policies.

The Group adopted IFRS 3 (revised) Business Combinations and IAS 27 (revised) Consolidated and Separate Financial Statements during the year. The revisions to these standards applied to business combinations completed after 1 January 2010. The main impact of these revised standards was as follows:

- In the year to 31 December 2010, all acquisition-related costs have been recognised as an operating cost in the consolidated income statement whereas previously they were capitalised. Prior periods have not been restated as this change in accounting is required to be applied prospectively from 1 January 2010;
- The term 'minority interest' has been changed to 'non-controlling interest';
- Contingent consideration payable is to be measured at fair value at the acquisition date. Any subsequent movements in the fair value of such consideration as a result of post-acquisition events must be recognised as a gain or loss in the consolidated income statement;
- Equity interests held prior to control being obtained are re-measured to fair value at the acquisition date, with any resulting gain or loss recognised in the consolidated income statement. The Group excludes such gains or losses from headline profits;
- Changes in ownership interest in a subsidiary that does not result in a change of control are treated as transactions among equity holders and are reported within equity shareowners' funds. No gain or loss is recognised on such transactions and goodwill is not re-measured; and
- Cash consideration for non-controlling interests is classified as a financing activity rather than an investing activity in the consolidated cash flow statement. Prior periods have been restated accordingly as this change in disclosure is required to be applied retrospectively.

Critical judgements in applying accounting policies

Management is required to make key decisions and judgements in the process of applying the Group's accounting policies. The most significant areas where such judgements have been necessary are revenue recognition, goodwill and other intangibles, acquisition reserves, taxation and accounting for pension liabilities. Where judgement has been applied, the key factors taken into consideration are disclosed in the accounting policies and the appropriate note in these financial statements.

Directors' responsibility statement

We confirm that to the best of our knowledge:

- the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and
- the management report, which is incorporated into the Directors' report, includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties they face.

Sir Martin Sorrell
Group chief executive
18 April 2011

Paul Richardson
Group finance director



Consolidated income statement

For the year ended 31 December 2010

	Notes	2010 £m	2009 £m	2008 £m	2010 $m[3]	2009 $m[3]	2008 $m[3]
Billings[1]		**42,683.6**	37,919.4	36,929.0	**65,961.2**	59,388.7	67,381.0
Revenue	2	**9,331.0**	8,684.3	7,476.9	**14,416.2**	13,598.2	13,598.4
Direct costs		**(770.5)**	(703.6)	(467.5)	**(1,190.0)**	(1,103.8)	(827.2)
Gross profit		**8,560.5**	7,980.7	7,009.4	**13,226.2**	12,494.4	12,771.2
Operating costs	3	**(7,587.5)**	(7,219.0)	(6,133.4)	**(11,728.2)**	(11,275.6)	(11,195.2)
Operating profit		**973.0**	761.7	876.0	**1,498.0**	1,218.8	1,576.0
Share of results of associates	4	**55.2**	57.0	46.0	**85.3**	91.2	83.7
Profit before interest and taxation		**1,028.2**	818.7	922.0	**1,583.3**	1,310.0	1,659.7
Finance income	6	**81.7**	150.4	169.6	**126.0**	241.4	316.9
Finance costs	6	**(276.8)**	(355.4)	(319.4)	**(427.8)**	(562.3)	(588.4)
Revaluation of financial instruments	6	**18.2**	48.9	(25.4)	**30.1**	80.1	(37.3)
Profit before taxation		**851.3**	662.6	746.8	**1,311.6**	1,069.2	1,350.9
Taxation	7	**(190.3)**	(155.7)	(232.9)	**(294.4)**	(249.3)	(416.7)
Profit for the year		**661.0**	506.9	513.9	**1,017.2**	819.9	934.2
Attributable to:							
Equity holders of the parent		**586.0**	437.7	439.1	**901.0**	708.1	803.5
Non-controlling interests		**75.0**	69.2	74.8	**116.2**	111.8	130.7
		661.0	506.9	513.9	**1,017.2**	819.9	934.2
Headline PBIT	31	**1,228.7**	1,017.2	1,118.2	**1,893.3**	1,622.7	1,984.4
Headline PBIT margin	31	**13.2%**	11.7%	15.0%	**13.1%**	11.9%	14.6%
Headline PBT	31	**1,033.6**	812.2	968.4	**1,591.5**	1,301.8	1,712.8
Earnings per share[2]							
Basic earnings per ordinary share	9	**47.5p**	35.9p	38.4p	**73.1¢**	58.1¢	70.3¢
Diluted earnings per ordinary share	9	**45.9p**	35.3p	37.6p	**70.6¢**	57.2¢	68.7¢

Notes

The accompanying notes form an integral part of this consolidated income statement.

[1] Billings is defined on page 186.

[2] The calculations of the Group's earnings per share and headline earnings per share are set out in note 9.

[3] The consolidated income statement above is also expressed in US dollars for information purposes only and is unaudited. It has been prepared assuming the US dollar is the reporting currency of the Group, whereby local currency results are translated into US dollars at actual monthly average exchange rates in the period presented. Among other currencies, this includes an average exchange rate of US$1.5461 to the pound sterling for the year 2010 (2009: US$1.5667, 2008: US$1.8524).

Consolidated statement of comprehensive income

For the year ended 31 December 2010

	2010 £m	2009 £m	2008 £m
Profit for the year	**661.0**	506.9	513.9
Exchange adjustments on foreign currency net investments	**156.3**	(155.6)	1,418.6
Loss on revaluation of available for sale investments	**(59.8)**	(13.5)	(51.3)
Actuarial loss on defined benefit pension plans	**(0.4)**	(7.2)	(82.2)
Deferred tax credit/(charge) on defined benefit pension plans	**0.2**	(4.4)	0.7
Other comprehensive income/(loss) relating to the year	**96.3**	(180.7)	1,285.8
Total comprehensive income relating to the year	**757.3**	326.2	1,799.7

Attributable to:			
Equity holders of the parent	**672.6**	270.4	1,685.5
Non-controlling interests	**84.7**	55.8	114.2
	757.3	326.2	1,799.7

Note
The accompanying notes form an integral part of this consolidated statement of comprehensive income.

Consolidated cash flow statement

For the year ended 31 December 2010	Notes	2010 £m	2009 £m	2008 £m
Net cash inflow from operating activities	11	1,361.2	818.8	922.7
Investing activities				
Acquisitions and disposals	11	(200.1)	(118.4)	(1,029.4)
Purchases of property, plant and equipment		(190.5)	(222.9)	(196.8)
Purchases of other intangible assets (including capitalised computer software)		(27.0)	(30.4)	(23.8)
Proceeds on disposal of property, plant and equipment		7.6	9.2	11.5
Net cash outflow from investing activities		(410.0)	(362.5)	(1,238.5)
Financing activities				
Share option proceeds		42.7	4.1	10.6
Cash consideration for non-controlling interests	11	(15.1)	(26.4)	(19.7)
Share repurchases and buy-backs	11	(46.4)	(9.5)	(105.3)
Net increase/(decrease) in borrowings	11	19.8	(426.3)	810.4
Financing and share issue costs		(3.5)	(18.8)	(19.4)
Equity dividends paid	8	(200.4)	(189.8)	(161.8)
Dividends paid to non-controlling interests in subsidiary undertakings		(66.7)	(63.0)	(63.5)
Net cash outflow from financing activities		(269.6)	(729.7)	451.3
Net increase/(decrease) in cash and cash equivalents		681.6	(273.4)	135.5
Translation differences		82.2	(98.7)	120.3
Cash and cash equivalents at beginning of year		946.0	1,318.1	1,062.3
Cash and cash equivalents at end of year	11	1,709.8	946.0	1,318.1

Reconciliation of net cash flow to movement in net debt:				
Net increase/(decrease) in cash and cash equivalents		681.6	(273.4)	135.5
Cash (inflow)/outflow from (increase)/decrease in debt financing		(16.3)	445.1	(796.6)
Debt acquired		–	–	(577.8)
Other movements		(17.7)	35.1	(94.5)
Translation difference		104.4	220.4	(448.5)
Movement of net debt in the year		752.0	427.2	(1,781.9)
Net debt at beginning of year		(2,640.4)	(3,067.6)	(1,285.7)
Net debt at end of year	10	(1,888.4)	(2,640.4)	(3,067.6)

Note
The accompanying notes form an integral part of this consolidated cash flow statement.

Consolidated balance sheet

At 31 December 2010

	Notes	2010 £m	2009 £m
Non-current assets			
Intangible assets:			
Goodwill	12	**9,106.3**	8,697.5
Other	12	**1,904.5**	2,000.7
Property, plant and equipment	13	**708.4**	680.5
Interests in associates	14	**792.1**	729.3
Other investments	14	**173.7**	294.6
Deferred tax assets	15	**79.1**	67.5
Trade and other receivables	17	**323.5**	286.1
		13,087.6	12,756.2
Current assets			
Inventory and work in progress	16	**366.0**	306.7
Corporate income tax recoverable		**82.9**	73.0
Trade and other receivables	17	**8,843.4**	7,548.9
Cash and short-term deposits		**1,965.2**	1,666.7
		11,257.5	9,595.3
Current liabilities			
Trade and other payables	18	**(11,703.6)**	(9,774.0)
Corporate income tax payable		**(115.8)**	(71.6)
Bank overdrafts and loans	20	**(255.4)**	(720.7)
		(12,074.8)	(10,566.3)
Net current liabilities		**(817.3)**	(971.0)
Total assets less current liabilities		**12,270.3**	11,785.2
Non-current liabilities			
Bonds and bank loans	20	**(3,598.2)**	(3,586.4)
Trade and other payables	19	**(388.6)**	(423.3)
Corporate income tax liability		**(481.8)**	(485.5)
Deferred tax liabilities	15	**(750.7)**	(809.6)
Provision for post-employment benefits	23	**(241.5)**	(251.8)
Provisions for liabilities and charges	21	**(161.6)**	(152.9)
		(5,622.4)	(5,709.5)
Net assets		**6,647.9**	6,075.7
Equity			
Called-up share capital	26	**126.4**	125.6
Share premium account		**54.5**	12.6
Shares to be issued		**3.1**	5.5
Merger reserve		**(5,136.8)**	(5,138.0)
Other reserves	27	**1,182.8**	1,093.1
Own shares		**(144.8)**	(154.0)
Retained earnings		**10,361.4**	9,949.2
Equity share owners' funds		**6,446.6**	5,894.0
Non-controlling interests		**201.3**	181.7
Total equity		**6,647.9**	6,075.7

Note
The accompanying notes form an integral part of this consolidated balance sheet

The financial statements were approved by the Board of Directors and authorised for issue on 18 April 2011.

Signed on behalf of the Board:

Sir Martin Sorrell
Group chief executive

Paul Richardson
Group finance director

Consolidated statement of changes in equity

For the year ended 31 December 2010

	Called-up share capital £m	Share premium account £m	Shares to be issued £m	Merger reserve £m	Other reserves[1] £m	Own Shares £m	Retained earnings £m	Total equity share owners' funds £m	Non-controlling interests £m	Total £m
Balance at 1 January 2009	**125.5**	**8.6**	**8.7**	**(5,138.8)**	**1,250.5**	**(189.8)**	**9,697.5**	**5,762.2**	**197.6**	**5,959.8**
Ordinary shares issued	0.1	4.0	(1.7)	0.8	–	–	0.3	3.5	–	3.5
Exchange adjustments on foreign currency net investments	–	–	–	–	(142.2)	–	–	(142.2)	(13.4)	(155.6)
Net profit for the year	–	–	–	–	–	–	437.7	437.7	69.2	506.9
Dividends paid	–	–	–	–	–	–	(189.8)	(189.8)	(63.0)	(252.8)
Transfer from goodwill	–	–	(1.5)	–	–	–	–	(1.5)	–	(1.5)
Non-cash share-based incentive plans (including stock options)	–	–	–	–	–	–	54.9	54.9	–	54.9
Net movement in own shares held by ESOP Trusts	–	–	–	–	–	45.3	(45.3)	–	–	–
Treasury shares additions	–	–	–	–	–	(9.5)	–	(9.5)	–	(9.5)
Actuarial loss on defined benefit plans	–	–	–	–	–	–	(7.2)	(7.2)	–	(7.2)
Deferred tax on defined benefit plans	–	–	–	–	–	–	(4.4)	(4.4)	–	(4.4)
Loss on revaluation of available for sale investments	–	–	–	–	(13.5)	–	–	(13.5)	–	(13.5)
Equity component of convertible bonds (net of deferred tax)	–	–	–	–	34.7	–	–	34.7	–	34.7
Recognition/remeasurement of financial instruments	–	–	–	–	(36.4)	–	5.5	(30.9)	–	(30.9)
Acquisition of subsidiaries	–	–	–	–	–	–	–	–	(8.7)	(8.7)
Balance at 31 December 2009	**125.6**	**12.6**	**5.5**	**(5,138.0)**	**1,093.1**	**(154.0)**	**9,949.2**	**5,894.0**	**181.7**	**6,075.7**
Ordinary shares issued	0.8	41.9	(2.4)	1.2	–	–	0.9	42.4	–	42.4
Exchange adjustments on foreign currency net investments	–	–	–	–	146.6	–	–	146.6	9.7	156.3
Net profit for the year	–	–	–	–	–	–	586.0	586.0	75.0	661.0
Dividends paid	–	–	–	–	–	–	(200.4)	(200.4)	(66.7)	(267.1)
Non-cash share-based incentive plans (including stock options)	–	–	–	–	–	–	70.4	70.4	–	70.4
Tax adjustment on share-based payments	–	–	–	–	–	–	21.1	21.1	–	21.1
Net movement in own shares held by ESOP Trusts	–	–	–	–	–	9.2	(55.6)	(46.4)	–	(46.4)
Actuarial loss on defined benefit plans	–	–	–	–	–	–	(0.4)	(0.4)	–	(0.4)
Deferred tax on defined benefit plans	–	–	–	–	–	–	0.2	0.2	–	0.2
Loss on revaluation of available for sale investments	–	–	–	–	(59.8)	–	–	(59.8)	–	(59.8)
Recognition/remeasurement of financial instruments	–	–	–	–	2.9	–	0.9	3.8	–	3.8
Acquisition of subsidiaries	–	–	–	–	–	–	(10.9)	(10.9)	1.6	(9.3)
Balance at 31 December 2010	**126.4**	**54.5**	**3.1**	**(5,136.8)**	**1,182.8**	**(144.8)**	**10,361.4**	**6,446.6**	**201.3**	**6,647.9**

Notes
The accompanying notes form an integral part of this consolidated statement of changes in equity.
[1] Other reserves are analysed in note 27.

Total comprehensive income relating to the year ended 31 December 2010 was £757.3 million (2009: £326.2 million).

Notes to the consolidated financial statements

For the year ended 31 December 2010

1. General information

WPP plc is a company incorporated in Jersey. The address of the registered office is 22 Grenville Street, St Helier, Jersey, JE4 8PX and the address of the principal executive office is 6 Ely Place, Dublin 2, Ireland. The nature of the Group's operations and its principal activities are set out in note 2. These consolidated financial statements are presented in pounds sterling.

2. Segment information

The Group is a leading worldwide communications services organisation offering national and multinational clients a comprehensive range of communications services.

The Group is organised into four reportable segments – Advertising and Media Investment Management; Consumer Insight; Public Relations & Public Affairs; and Branding & Identity, Healthcare and Specialist Communications. This last reportable segment includes WPP Digital and direct, digital, promotional and relationship marketing.

IFRS 8 Operating Segments requires operating segments to be identified on the same basis as is used internally for the review of performance and allocation of resources by the Group chief executive. Provided certain quantitative and qualitative criteria are fulfilled, IFRS 8 permits the aggregation of these components into reportable segments for the purposes of disclosure in the Group's financial statements. In assessing the Group's reportable segments, the directors have had regard to the similar economic characteristics of certain operating segments, their shared client base, the similar nature of their products or services and their long-term margins, amongst other factors.

Operating sectors

Reported contributions were as follows:

	Revenue[1] 2010 £m	Headline PBIT[3] 2010 £m	Headline PBIT margin 2010 %	Revenue[1,2] 2009 £m	Headline PBIT[2,3] 2009 £m	Headline PBIT margin[2] 2009 %	Revenue[1,2] 2008 £m	Headline PBIT[2,3] 2008 £m	Headline PBIT margin[2] 2008 %
Advertising and Media Investment Management	3,733.3	573.0	15.3	3,420.5	472.8	13.8	3,380.2	581.3	17.2
Consumer Insight	2,430.2	234.8	9.7	2,297.1	196.9	8.6	1,301.8	147.6	11.3
Public Relations & Public Affairs	844.5	133.1	15.8	795.7	122.1	15.3	752.3	124.9	16.6
Branding & Identity, Healthcare and Specialist Communications	2,323.0	287.8	12.4	2,171.0	225.4	10.4	2,042.6	264.4	12.9
	9,331.0	1,228.7	13.2	8,684.3	1,017.2	11.7	7,476.9	1,118.2	15.0

Notes

[1] Intersegment sales have not been separately disclosed as they are not material.

[2] 2009 and 2008 comparatives have been restated to reflect the transfer of certain revenues of RMG from Branding & Identity, Healthcare and Specialist Communications to Advertising and Media Investment Management. Headline PBIT comparatives have not been restated as the impact was insignificant.

[3] A reconciliation from reported profit before interest and taxation to headline PBIT is provided in note 31. Reported profit before interest and taxation is reconciled to reported profit before taxation in the consolidated income statement.

Other information	Share-based payments £m	Capital additions[1] £m	Depreciation and amortisation[2] £m	Goodwill impairment & write-downs £m	Share of results of associates £m	Interest in associates £m
2010						
Advertising and Media Investment Management	36.8	95.6	94.2	0.3	26.2	487.3
Consumer Insight	13.7	58.9	49.8	–	15.1	122.6
Public Relations & Public Affairs	3.3	12.9	14.1	2.0	4.1	58.7
Branding & Identity, Healthcare and Specialist Communications	16.6	50.1	52.2	7.7	9.8	123.5
	70.4	217.5	210.3	10.0	55.2	792.1
2009						
Advertising and Media Investment Management	23.1	166.5	99.7	33.3	30.7	445.9
Consumer Insight	11.5	51.6	53.5	–	16.9	114.5
Public Relations & Public Affairs	4.4	19.2	15.2	–	2.7	60.3
Branding & Identity, Healthcare and Specialist Communications	15.9	43.8	57.4	11.0	6.7	108.6
	54.9	281.1	225.8	44.3	57.0	729.3
2008						
Advertising and Media Investment Management	33.3	93.3	86.2	9.1	32.7	474.9
Consumer Insight	7.5	50.9	23.0	3.0	5.4	96.7
Public Relations & Public Affairs	4.3	13.3	13.6	–	4.1	59.6
Branding & Identity, Healthcare and Specialist Communications	17.2	63.1	50.2	73.5	3.8	83.1
	62.3	220.6	173.0	85.6	46.0	714.3

Notes

[1] Capital additions include purchases of property, plant and equipment and other intangible assets (including capitalised computer software).

[2] Depreciation of property, plant and equipment and amortisation of other intangible assets.

Balance sheet	Segment assets £m	Unallocated corporate assets[1] £m	Consolidated total assets £m	Segment liabilities £m	Unallocated corporate liabilities[1] £m	Consolidated total liabilities £m
	Assets			Liabilities		
2010						
Advertising and Media Investment Management	11,795.7			(9,553.6)		
Consumer Insight	3,691.2			(1,143.9)		
Public Relations & Public Affairs	1,699.6			(388.4)		
Branding & Identity, Healthcare and Specialist Communications	5,031.4			(1,409.4)		
	22,217.9	2,127.2	24,345.1	(12,495.3)	(5,201.9)	(17,697.2)
2009						
Advertising and Media Investment Management	10,539.1			(8,036.9)		
Consumer Insight	3,714.6			(1,002.4)		
Public Relations & Public Affairs	1,579.7			(324.9)		
Branding & Identity, Healthcare and Specialist Communications	4,710.9			(1,237.8)		
	20,544.3	1,807.2	22,351.5	(10,602.0)	(5,673.8)	(16,275.8)

Note
[1] Included in unallocated corporate assets and liabilities are corporate income tax, deferred tax and net interest-bearing debt.

Contributions by geographical area were as follows:

	2010 £m	2009 £m	2008 £m
Revenue[1]			
North America[5]	3,299.8	3,010.0	2,603.2
UK	1,087.6	1,029.0	954.2
Western Continental Europe[4]	2,325.3	2,327.8	1,879.1
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	2,618.3	2,317.5	2,040.4
	9,331.0	8,684.3	7,476.9

	Margin	2010 £m	Margin	2009 £m	Margin	2008 £m
Headline PBIT[2]						
North America[5]	14.7%	484.6	13.2%	397.9	16.8%	438.3
UK	13.6%	147.9	12.8%	131.5	13.0%	124.1
Western Continental Europe[4]	9.5%	221.6	8.3%	193.4	13.1%	247.0
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	14.3%	374.6	12.7%	294.4	15.1%	308.8
	13.2%	1,228.7	11.7%	1,017.2	15.0%	1,118.2

	2010 £m	2009 £m
Non-current assets[3]		
North America[5]	4,742.7	4,420.1
UK	1,693.3	1,688.3
Western Continental Europe[4]	3,728.6	4,012.6
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	2,649.2	2,379.6
	12,813.8	12,500.6

Notes
[1] Intersegment sales have not been separately disclosed as they are not material.
[2] Headline PBIT is defined in note 31.
[3] Non-current assets excluding financial instruments and deferred tax.
[4] Western Continental Europe includes Ireland with revenue of £37.4 million (2009: £43.4 million, 2008: £41.3 million), headline PBIT of £2.0 million (2009: £3.9 million, 2008: £8.0 million) and non-current assets of £65.0 million (2009: £61.6 million).
[5] North America includes the US with revenues of £3,097.9 million (2009: £2,835.8 million, 2008: £2,444.7 million), headline PBIT of £448.7 million (2009: £370.9 million, 2008: £411.0 million) and non-current assets of £4,209.7 million (2009: £4,010.9 million).

3. Operating costs

	2010 £m	2009 £m	2008 £m
Total staff costs (note 5)	5,438.7	5,117.0	4,351.8
Establishment costs	659.2	691.6	521.3
Other operating costs (net)	1,489.6	1,410.4	1,260.3
Total operating costs	7,587.5	7,219.0	6,133.4
Operating costs include:			
Goodwill impairment (note 12)	10.0	44.3	84.1
Goodwill write-down relating to utilisation of pre-acquisition tax losses	–	–	1.5
Investment write-downs	37.5	11.1	30.5
Cost of changes to corporate structure	–	–	4.6
Amortisation and impairment of acquired intangible assets (note 12)	170.5	172.6	78.4
Amortisation of other intangible assets (note 12)	25.4	30.5	23.4
Depreciation of property, plant and equipment	178.3	189.9	145.4
Losses on sale of property, plant and equipment	0.7	0.4	1.9
Gains on disposal of investments	(4.1)	(31.1)	(3.4)
Gains on re-measurement of equity interest on acquisition of controlling interest	(13.7)	–	–
Net foreign exchange losses/(gains)	8.0	6.4	(18.3)
Operating lease rentals:			
Land and buildings	449.9	461.5	350.0
Sublease income	(32.8)	(27.0)	(24.8)
	417.1	434.5	325.2
Plant and machinery	24.8	28.0	26.5
	441.9	462.5	351.7

In 2010, operating profit includes credits totalling £16.5 million (2009: £19.4 million, 2008: £23.7 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2009. Further details of the Group's approach to acquisition reserves, as required by IFRS 3 (revised) Business Combinations, are given in note 28.

Investment write-downs of £37.5 million (2009: £11.1 million) relate to certain non-core minority investments in the US and Continental Europe where forecast financial performance and/or liquidity issues indicate a permanent decline in the recoverability of the Group's investment.

All of the operating costs of the Group are related to administrative expenses.

Auditors' remuneration:

	2010 £m	2009 £m	2008 £m
Fees payable to the Company's auditors for the audit of the Company's annual accounts	1.4	1.5	1.7
The audit of the Company's subsidiaries pursuant to legislation	14.8	15.0	13.3
	16.2	16.5	15.0
Other services pursuant to legislation	3.1	3.2	3.8
Fees payable to the auditors pursuant to legislation	19.3	19.7	18.8
Tax advisory services	2.7	2.6	2.2
Tax compliance services	1.2	1.5	0.9
	3.9	4.1	3.1
Corporate finance services	0.2	0.2	1.5
Other services[1]	5.1	4.8	4.4
Total non-audit fees	9.2	9.1	9.0
Total fees	28.5	28.8	27.8

Note
[1] Other services include audits for earnout purposes and services for expatriate employees.

Minimum committed annual rentals
Amounts payable in 2011 under the foregoing leases will be as follows:

	Plant and machinery			Land and buildings		
	2011 £m	2010 £m	2009 £m	2011 £m	2010 £m	2009 £m
In respect of operating leases which expire:						
– within one year	4.8	4.1	6.6	32.7	43.1	63.4
– within two to five years	14.8	14.6	14.2	163.4	145.2	168.3
– after five years	0.2	1.1	0.3	159.7	143.7	107.5
	19.8	19.8	21.1	355.8	332.0	339.2

Future minimum annual amounts payable under all lease commitments in existence at 31 December 2010 are as follows:

	Minimum rental payments £m	Less sub-let rentals £m	Net payment £m
Year ending 31 December			
2011	375.6	(21.0)	354.6
2012	311.4	(17.9)	293.5
2013	278.1	(10.0)	268.1
2014	222.7	(2.9)	219.8
2015	204.9	(2.3)	202.6
Later years	936.0	(2.0)	934.0
	2,328.7	(56.1)	2,272.6

4. Share of results of associates
Share of results of associates include:

	2010 £m	2009 £m	2008 £m
Share of profit before interest and taxation	86.0	86.3	71.5
Share of exceptional losses	(0.3)	(1.6)	(0.5)
Share of interest and non-controlling interests	(2.7)	(0.7)	0.5
Share of taxation	(27.8)	(27.0)	(25.5)
	55.2	57.0	46.0

5. Our people
Our staff numbers averaged 101,387 against 105,318 in 2009 and 97,438 in 2008, including acquisitions. Their geographical distribution was as follows:

	2010	2009	2008
North America	25,546	25,004	24,493
UK	9,620	9,704	8,971
Western Continental Europe	21,154	22,230	19,448
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	45,067	48,380	44,526
	101,387	105,318	97,438

Their operating sector distribution was as follows:

	2010	2009	2008
Advertising and Media Investment Management	42,424	42,906	45,754
Consumer Insight	28,167	28,325	14,934
Public Relations & Public Affairs	7,364	7,325	7,682
Branding & Identity, Healthcare and Specialist Communications	23,432	26,762	29,068
	101,387	105,318	97,438

At the end of 2010 staff numbers were 104,052 (2009: 98,759, 2008: 112,262). Including all employees of associated undertakings, this figure was approximately 146,000 at 31 December 2010 (2009: 138,000, 2008: 135,000).

Total staff costs were made up as follows:

	2010 £m	2009 £m	2008 £m
Wages and salaries	3,696.8	3,614.1	3,044.6
Cash-based incentive plans	271.9	122.9	151.4
Share-based incentive plans (note 22)	70.4	54.9	62.3
Social security costs	450.1	442.5	346.4
Pension costs (note 23)	120.6	116.4	98.3
Other staff costs	828.9	766.2	648.8
	5,438.7	5,117.0	4,351.8
Staff cost to revenue ratio	58.3%	58.9%	58.2%

Included above are charges of £7.7 million (2009: £6.1 million, 2008: £5.1 million) for share-based incentive plans in respect of key management personnel (who comprise the directors of the Group). Further details of compensation for key management personnel is disclosed on pages 142 to 147.

6. Finance income, finance costs and revaluation of financial instruments
Finance income includes:

	2010 £m	2009 £m	2008 £m
Expected return on pension plan assets (note 23)	30.6	28.7	31.3
Income from available for sale investments	9.3	10.2	9.7
Interest income	41.8	111.5	128.6
	81.7	150.4	169.6

Finance costs include:

	2010 £m	2009 £m	2008 £m
Interest on pension plan liabilities (note 23)	45.9	46.1	38.9
Interest on other long-term employee benefits	1.9	1.3	1.6
Interest payable and similar charges[1]	229.0	308.0	278.9
	276.8	355.4	319.4

Revaluation of financial instruments[2] include:

	2010 £m	2009 £m	2008 £m
Movements in fair value of treasury instruments	21.8	8.4	(13.9)
Revaluation of put options over non-controlling interests	(3.6)	15.3	(11.5)
Gains on termination of hedge accounting on repayment of TNS debt	–	25.2	–
	18.2	48.9	(25.4)

Notes
[1] Interest payable and similar charges are payable on bank overdrafts, bonds and bank loans held at amortised cost.
[2] Financial instruments are held at fair value through profit and loss.

The majority of the Group's long-term debt is represented by $1,250 million of US dollar bonds at an average interest rate of 6.9% (prior to any interest rate swaps or cross-currency swaps), €1,850 million of Eurobonds at an average interest rate of 5.52% (prior to any interest rate or currency swaps) and £1,050 million of sterling bonds including convertible bonds at an average interest rate of 5.96%.

Average borrowings under the Revolving Credit Facilities (note 10) amounted to the equivalent of $818 million at an average interest rate of 0.85% inclusive of margin.

7. Taxation

The tax charge is based on the profit for the year and comprises:

	2010 £m	2009 £m	2008 £m
Corporation tax			
Current year	276.2	209.8	217.7
Prior years	(1.0)	(1.7)	7.0
	275.2	208.1	224.7
Deferred tax			
Current year	(21.4)	(16.1)	(8.4)
Net credit in relation to the amortisation of acquired intangible assets and other goodwill items	(37.5)	(37.3)	(12.4)
	(58.9)	(53.4)	(20.8)
Prior years	(26.0)	1.0	29.0
	(84.9)	(52.4)	8.2
Tax charge	190.3	155.7	232.9

The tax charge for the year can be reconciled to profit before taxation in the consolidated income statement as follows:

	2010 £m	2009 £m	2008 £m
Profit before taxation	851.3	662.6	746.8
Tax at the corporation tax rate of 25%[3] (2009: 25%[3], 2008: UK 28.5%)	212.8	165.7	212.8
Tax effect of share of results of associates	(13.8)	(14.3)	(13.4)
Tax effect of items that are not taxable	(7.8)	(63.7)	(11.7)
Tax effect of utilisation or recognition of tax losses not previously recognised	(47.5)	(10.1)	(6.5)
Effect of different tax rates of subsidiaries operating in other jurisdictions	15.4	23.7	3.5
Losses carried forward and temporary differences not recognised	58.2	55.1	12.2
Prior period adjustments	(27.0)	(0.7)	36.0
Tax charge	190.3	155.7	232.9
Effective tax rate on profit before tax	22.4%	23.5%	31.2%
Effective tax rate on headline PBT[1,2]	22.0%	23.8%	25.3%

Notes

[1] Headline PBT and the effective tax rate on headline PBT are defined in note 31.

[2] Excluding the net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items.

[3] In November 2008, WPP introduced a new holding company that is tax resident in the Republic of Ireland. As a result, the tax reconciliation for the years ended 31 December 2010 and 31 December 2009 have been prepared using the Irish non-trading corporation tax rate of 25%, which is the rate applicable to WPP plc. In 2008 the reconciliation was prepared using the prevailing UK corporation tax rate of 28.5%.

8. Ordinary dividends

Amounts recognised as distributions to equity holders in the year:

Per share	2010 Pence per share	2009 Pence per share	2008 Pence per share	2010 £m	2009 £m	2008 £m
2009 Second interim dividend paid	10.28p	10.28p	9.13p	126.6	126.1	103.1
2010 First interim dividend paid	5.97p	5.19p	5.19p	73.8	63.7	58.7
	16.25p	15.47p	14.32p	200.4	189.8	161.8

Per ADR[1]	2010 Cents per ADR	2009 Cents per ADR	2008 Cents per ADR	2010 $m	2009 $m	2008 $m
2009 Second interim dividend paid	80.5¢	95.2¢	91.4¢	198.3	233.6	206.4
2010 First interim dividend paid	46.2¢	40.7¢	48.1¢	114.1	99.8	108.7
	126.7¢	135.9¢	139.5¢	312.4	333.4	315.1

Second interim dividend for the year ended 31 December 2010:

Per share	2010 Pence per share	2009 Pence per share	2008 Pence per share
2010 Second interim dividend	11.82p	10.28p	10.28p

Per ADR[1]	2010 Cents per ADR	2009 Cents per ADR	2008 Cents per ADR
2010 Second interim dividend	91.37¢	80.53¢	95.24¢

Note

[1] These figures have been translated for convenience purposes only, using the approximate average rate for the year shown on page 156. This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

The payment of dividends will not have any tax consequences for the Group.

9. Earnings per share

Basic EPS

The calculation of basic reported and headline EPS is as follows:

	2010	2009	2008
Reported earnings[1] (£m)	586.0	437.7	439.1
Headline earnings (£m) (note 31)	730.8	550.0	648.3
Average shares used in Basic EPS calculation (m)	1,233.1	1,218.7	1,143.4
Reported EPS	47.5p	35.9p	38.4p
Headline EPS	59.3p	45.1p	56.7p

Note

[1] Reported earnings is equivalent to profit for the year attributable to equity holders of the parent.

Diluted EPS

The calculation of diluted reported and headline EPS is set out below:

	2010	2009	2008
Diluted reported earnings (£m)	614.3	437.7	439.9
Diluted headline earnings (£m)	759.0	550.0	649.1
Average shares used in diluted EPS calculation (m)	1,339.0	1,238.2	1,169.6
Diluted reported EPS	45.9p	35.3p	37.6p
Diluted headline EPS	56.7p	44.4p	55.5p

Diluted EPS has been calculated based on the diluted reported and diluted headline earnings amounts above. On 19 May 2009 the Group issued £450 million 5.75% convertible bonds due May 2014. For the year ended 31 December 2010 these convertible bonds were dilutive and earnings were consequently increased by £28.3 million for the purpose of the calculation of diluted earnings. For the year ended 31 December 2009 these convertible bonds were accretive to earnings and therefore excluded from this calculation. For the year ended 31 December 2008 the $150 million 5% Grey convertible bonds were dilutive and earnings were consequently increased by £0.8 million for the purpose of this calculation; these bonds were redeemed on 28 October 2008. In addition, at 31 December 2010, options to purchase 11.6 million ordinary shares (2009: 33.2 million, 2008: 28.0 million) were outstanding, but were excluded from the computation of diluted earnings per share because the exercise prices of these options were greater than the average market price of the Group's shares and, therefore, their inclusion would have been accretive.

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	2010 m	2009 m	2008 m
Average shares used in basic EPS calculation	1,233.1	1,218.7	1,143.4
Dilutive share options outstanding	6.7	2.1	2.9
Other potentially issuable shares	22.7	17.4	16.0
£450 million 5.75% convertible bonds	76.5	–	–
$150 million Grey convertible bonds	–	–	7.3
Shares used in diluted EPS calculation	1,339.0	1,238.2	1,169.6

At 31 December 2010 there were 1,264,391,221 ordinary shares in issue.

10. Sources of finance

The following table summarises the equity and debt financing of the Group, and changes during the year:

	Shares 2010 £m	Shares 2009 £m	Debt 2010 £m	Debt 2009 £m
Analysis of changes in financing				
Beginning of year	138.2	134.1	3,586.4	4,385.7
Other ordinary shares issued	42.7	4.1	–	–
Net increase/(decrease) in drawings on bank loans, corporate bonds and convertible bonds	–	–	19.8	(426.3)
Net amortisation of financing costs included in net debt	–	–	13.6	(32.8)
Other movements	–	–	0.5	(21.1)
Exchange adjustments	–	–	(22.1)	(319.1)
End of year	180.9	138.2	3,598.2	3,586.4

Note

The above table excludes bank overdrafts which fall within cash and cash equivalents for the purposes of the consolidated cash flow statement.

Shares
At 31 December 2010, the Company's share base was entirely composed of ordinary equity share capital and share premium of £180.9 million (2009: £138.2 million), further details of which are disclosed in note 26.

Debt
US$ bonds The Group has in issue $600 million of 8% bonds due September 2014 and $650 million of 5.875% bonds due June 2014.

Eurobonds The Group has in issue €600 million of 4.375% bonds due December 2013, €500 million of 5.25% bonds due January 2015 and €750 million of 6.625% bonds due May 2016.

Sterling bonds The Group has in issue £400 million of 6% bonds due April 2017 and £200 million of 6.375% bonds due November 2020.

Revolving Credit Facilities The Group has a $1.6 billion seven-year Revolving Credit Facility due August 2012 and a £200 million amortising Revolving Credit Facility maturing in July 2011. The Group's borrowing under these facilities, which are drawn down predominantly in US dollars, euros, Canadian dollars and pounds sterling, averaged the equivalent of $818 million in 2010. The Group had available undrawn committed credit facilities of £1,145 million at December 2010 (2009: £1,335 million).

Borrowings under the Revolving Credit Facilities are governed by certain financial covenants based on the results and financial position of the Group.

US Commercial Paper Program
The Group has a $1.4 billion US Commercial Paper Program using the $1.6 billion Revolving Credit Facility as a backstop. There was no US Commercial Paper outstanding at 31 December 2010.

Convertible bonds
The Group has in issue £450 million of 5.75% convertible bonds due May 2014. At the option of the holder, the bonds are convertible into 76,530,612 WPP ordinary shares at an initial share price of £5.88 per share.

The convertible bonds have a nominal value of £450 million at 31 December 2010. In accordance with IAS 39, these bonds have been split between a liability component and an equity component by initially valuing the liability component at fair value based on the present value of future cash flows and then holding it at amortised cost. This fair value has been calculated assuming redemption in May 2014 and using a discount rate of 8.25%, based on the estimated rate of interest that would have applied to a comparable bond issued at that time without the convertible option. The equity component represents the fair value, on initial recognition, of the embedded option to convert the liability into equity of the Group.

The liability element is £413.2 million and the equity component is £44.5 million as at 31 December 2010.

The Group estimates that the fair value of the liability component of the convertible bonds at 31 December 2010 to be approximately £433.2 million. This fair value has been calculated by discounting the future cash flows at the market rate.

The following table is an analysis of future anticipated cash flows in relation to the Group's debt, on an undiscounted basis which, therefore, differs from the fair value and carrying value:

	2010 £m	2009 £m
Within one year	(209.4)	(210.0)
Between one and two years	(308.7)	(210.0)
Between two and three years	(721.1)	(228.1)
Between three and four years	(1,416.3)	(797.7)
Between four and five years	(509.8)	(1,396.6)
Over five years	(1,355.4)	(1,928.4)
Debt financing under the Revolving Credit Facility and in relation to unsecured loan notes	(4,520.7)	(4,770.8)
Short-term overdrafts – within one year	(255.4)	(720.7)
Future anticipated cash flows	(4,776.1)	(5,491.5)
Effect of discounting/financing rates	922.5	1,184.4
Debt financing	(3,853.6)	(4,307.1)
Cash and short-term deposits	1,965.2	1,666.7
Net debt	(1,888.4)	(2,640.4)

Analysis of fixed and floating rate debt by currency including the effect of interest rate and cross-currency swaps:

2010 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	1,338.0	6.54%	n/a	44
	– floating	283.0	n/a	LIBOR	n/a
£	– fixed	550.0	6.07%	n/a	83
	– floating	200.0	n/a	LIBOR	n/a
€	– fixed	728.7	6.50%	n/a	63
	– floating	363.1	n/a	EURIBOR	n/a
¥	– fixed	71.1	2.07%	n/a	36
$C[2]	– floating	81.1	n/a	LIBOR	n/a
Other		(16.8)	n/a	n/a	n/a
		3,598.2			

2009 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	1,106.1	6.54%	n/a	56
	– floating	459.0	n/a	LIBOR	n/a
£	– fixed	550.0	6.07%	n/a	95
	– floating	200.0	n/a	LIBOR	n/a
€	– fixed	754.3	6.50%	n/a	75
	– floating	375.9	n/a	EURIBOR	n/a
¥	– fixed	59.8	2.07%	n/a	48
$C[2]	– floating	56.2	n/a	LIBOR	n/a
Other		25.1	n/a	LIBOR	n/a
		3,586.4			

Notes
[1] Weighted average. These rates do not include the effect of gains on interest rate swap terminations that are written to income over the life of the original instrument. At 31 December 2010 the amount still to be written to income was £1.7 million (2009: £2.2 million) in respect of US dollar swap terminations, to be written to income evenly until June 2014.
[2] Represents Canadian dollars.

The following table is an analysis of future anticipated cash flows in relation to the Group's financial derivatives, which include interest rate swaps, cash flow hedges and other foreign exchange swaps:

2010	Financial liabilities		Financial assets	
	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	74.1	46.3	160.0	205.4
Between one and two years	36.6	29.2	85.7	123.5
Between two and three years	335.2	241.1	758.8	847.0
Between three and four years	368.7	291.0	804.8	877.8
Between four and five years	480.6	355.8	556.5	656.4
Over five years	27.1	27.1	457.3	488.4
	1,322.3	990.5	2,823.1	3,198.5

2009	Financial liabilities		Financial assets	
	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	284.5	272.8	170.5	218.7
Between one and two years	38.1	31.8	78.4	111.7
Between two and three years	45.4	39.0	107.5	128.9
Between three and four years	325.9	249.7	796.3	881.8
Between four and five years	336.7	242.4	841.0	909.3
Over five years	489.3	384.4	803.8	925.5
	1,519.9	1,220.1	2,797.5	3,175.9

Included in these amounts are anticipated cash flows in relation to cash flow hedges.

11. Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 158.

Net cash from operating activities:

	2010 £m	2009 £m	2008 £m
Profit for the year	661.0	506.9	513.9
Taxation	190.3	155.7	232.9
Revaluation of financial instruments	(18.2)	(48.9)	25.4
Finance costs	276.8	355.4	319.4
Finance income	(81.7)	(150.4)	(169.6)
Share of results of associates	(55.2)	(57.0)	(46.0)
Operating profit	973.0	761.7	876.0
Adjustments for:			
Non-cash share-based incentive plans (including share options)	70.4	54.9	62.3
Depreciation of property, plant and equipment	184.9	195.3	149.6
Impairment of goodwill	10.0	44.3	84.1
Goodwill write-down relating to utilisation of pre-acquisition tax losses	–	–	1.5
Amortisation and impairment of acquired intangible assets	170.5	172.6	78.4
Amortisation of other intangible assets	25.4	30.5	23.4
Investment write-downs	37.5	11.1	30.5
Gains on disposal of investments	(4.1)	(31.1)	(3.4)
Gains on re-measurement of equity interest on acquisition of controlling interest	(13.7)	–	–
Losses on sale of property, plant and equipment	0.7	0.4	1.9
Operating cash flow before movements in working capital and provisions	1,454.6	1,239.7	1,304.3
(Increase)/decrease in inventories and work in progress	(46.3)	12.4	65.6
(Increase)/decrease in receivables	(850.8)	(90.0)	492.6
Increase/(decrease) in payables – short term	1,135.7	(51.3)	(628.9)
Increase/(decrease) in payables – long term	10.3	25.5	(23.1)
(Decrease)/increase in provisions	(23.4)	1.3	(15.5)
Cash generated by operations	1,680.1	1,137.6	1,195.0
Corporation and overseas tax paid	(207.4)	(216.6)	(182.5)
Interest and similar charges paid	(219.7)	(248.7)	(269.2)
Interest received	50.7	99.6	133.0
Investment income	4.2	1.4	1.8
Dividends from associates	53.3	45.5	44.6
Net cash inflow from operating activities	1,361.2	818.8	922.7

Acquisitions and disposals:

	2010 £m	2009 £m	2008 £m
Initial cash consideration	(138.6)	(35.4)	(872.2)
Cash and cash equivalents acquired (net)	57.0	1.3	(6.1)
Earnout payments	(113.3)	(81.5)	(67.8)
Loan note redemptions	(5.1)	–	(2.6)
Purchase of other investments (including associates)	(23.8)	(53.3)	(91.7)
Proceeds on disposal of investments	23.7	50.5	11.0
Acquisitions and disposals	(200.1)	(118.4)	(1,029.4)
Cash consideration for non-controlling interests	(15.1)	(26.4)	(19.7)
Net cash outflow	(215.2)	(144.8)	(1,049.1)

Share repurchases and buy-backs:

	2010 £m	2009 £m	2008 £m
Purchase of own shares by ESOP Trust	(46.4)	–	–
Share cancellations (excluding brokerage fees)	–	–	(112.2)
Shares purchased into treasury	–	(9.5)	–
Proceeds on disposal of treasury shares	–	–	6.9
Net cash outflow	(46.4)	(9.5)	(105.3)

Net increase/(decrease) in borrowings:

	2010 £m	2009 £m	2008 £m
Increase/(decrease) in drawings on bank loans	19.8	(1,068.0)	1,273.3
Proceeds from issue of £450 million convertible bonds	–	450.0	–
Proceeds from issue of $600 million bonds	–	367.4	–
Repayment of TNS debt	–	(175.7)	(395.7)
Repayment of €650 million bonds	–	–	(515.1)
Repayment of $100 million bonds	–	–	(50.5)
Repayment of $150 million convertible debt	–	–	(96.2)
Proceeds from issue of €750 million bonds	–	–	594.6
Net cash inflow/(outflow)	19.8	(426.3)	810.4

Cash and cash equivalents:

	2010 £m	2009 £m	2008 £m
Cash at bank and in hand	1,877.1	1,570.5	2,485.9
Short-term bank deposits	88.1	96.2	86.6
Overdrafts[1]	(255.4)	(720.7)	(1,254.4)
Cash and cash equivalents at end of year	1,709.8	946.0	1,318.1

Note

[1] Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group's cash management.

The Group considers that the carrying amount of cash and cash equivalents approximates their fair value.

12. Intangible assets

Goodwill

The movements in 2010 and 2009 were as follows:

	£m
Cost:	
1 January 2009	9,640.6
Additions[1]	21.1
Exchange differences	(414.9)
31 December 2009	9,246.8
Additions[1]	246.3
Exchange differences	185.7
31 December 2010	9,678.8
Accumulated impairment losses and write-downs:	
1 January 2009	547.4
Impairment losses for the year	21.6
Exchange differences	(19.7)
31 December 2009	549.3
Impairment losses for the year	8.3
Exchange differences	14.9
31 December 2010	572.5
Net book value:	
31 December 2010	9,106.3
31 December 2009	8,697.5
1 January 2009	9,093.2

Note

[1] Additions represent goodwill arising on the acquisition of subsidiary undertakings including the effect of any revisions to fair value adjustments that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 (revised) Business Combinations. The effect of such revisions was not material in either year presented. Goodwill arising on the acquisition of associate undertakings is shown within interests in associates and joint ventures in note 14.

Cash-generating units with significant goodwill as at 31 December 2010 and 2009 are:

	2010 £m	2009 £m
GroupM	2,105.0	2,044.3
Kantar	1,740.0	1,738.6
Y&R Advertising	1,092.7	1,019.2
Wunderman	1,143.8	958.7
Burson-Marsteller	545.9	516.1
Other	2,478.9	2,420.6
Total goodwill	9,106.3	8,697.5

Other goodwill represents goodwill on a large number of cash-generating units, none of which is individually significant in comparison to the total carrying value of goodwill.

Other intangible assets
The movements in 2010 and 2009 were as follows:

	Brands with an indefinite useful life £m	Acquired intangibles £m	Other £m	Total £m
Cost:				
1 January 2009	1,073.2	1,377.6	203.6	2,654.4
Additions	–	–	33.5	33.5
Disposals	–	–	(8.1)	(8.1)
New acquisitions	–	6.6	–	6.6
Other movements	–	1.2	4.5	5.7
Exchange differences	(60.0)	(88.4)	(21.7)	(170.1)
31 December 2009	1,013.2	1,297.0	211.8	2,522.0
Additions	–	–	27.0	27.0
Disposals	–	–	(14.2)	(14.2)
New acquisitions	–	25.5	0.7	26.2
Other movements	–	1.1	4.0	5.1
Exchange differences	40.5	8.9	0.6	50.0
31 December 2010	**1,053.7**	**1,332.5**	**229.9**	**2,616.1**
Amortisation and impairment:				
1 January 2009	–	221.7	136.9	358.6
Charge for the year	–	172.6	30.5	203.1
Disposals	–	–	(8.1)	(8.1)
Other movements	–	(2.0)	(3.1)	(5.1)
Exchange differences	–	(14.8)	(12.4)	(27.2)
31 December 2009	–	377.5	143.8	521.3
Charge for the year	–	170.5	25.4	195.9
Disposals	–	–	(14.0)	(14.0)
Other movements	–	(2.4)	2.3	(0.1)
Exchange differences	–	5.2	3.3	8.5
31 December 2010	**–**	**550.8**	**160.8**	**711.6**
Net book value:				
31 December 2010	**1,053.7**	**781.7**	**69.1**	**1,904.5**
31 December 2009	1,013.2	919.5	68.0	2,000.7
1 January 2009	1,073.2	1,155.9	66.7	2,295.8

Brands with an indefinite life are carried at historical cost in accordance with the Group's accounting policy for intangible assets. The carrying values of the separately identifiable brands are not individually significant in comparison with the total carrying value of brands with an indefinite useful life.

Acquired intangible assets at net book value at 31 December 2010 include brand names of £357.4 million (2009: £377.5 million), customer-related intangibles of £327.3 million (2009: £403.5 million), and other assets (including proprietary tools) of £97.0 million (2009: £138.5 million).

In accordance with the Group's accounting policy, the carrying values of goodwill and intangible assets with indefinite useful lives are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The carrying values of brands with an indefinite useful life are assessed for impairment purposes by using the royalty and loyalty methods of valuation, both of which utilise the net present value of future cash flows associated with the brands.

The 2010 goodwill impairment review was initially undertaken as at 30 June 2010 and then updated as at 31 December 2010. The review assessed whether the carrying value of goodwill was supported by the net present value of future cash-flows, using a pre-tax discount rate of 9.58% (2009: 10.27%) and management forecasts for a projection period of up to five years, followed by an assumed annual long-term growth rate of 3.0% (2009: 3.0%) and no assumed improvement in operating margin. Management have made the judgement that this long-term growth rate does not exceed the long-term average growth rate for the industry.

Goodwill impairment charges of £10.0 million and £44.3 million were recorded in the years ended 31 December 2010 and 2009 respectively. The impairment charges relate to certain under-performing businesses in the Group. In certain markets, the impact of current local economic conditions and trading circumstances on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill.

Under IFRS, an impairment charge is required for both goodwill and other indefinite-lived assets when the carrying amount exceeds the 'recoverable amount', defined as the higher of fair value less costs to sell and value in use. Our approach in determining the recoverable amount utilises a discounted cash flow methodology, which necessarily involves making numerous estimates and assumptions regarding revenue growth, operating margins, appropriate discount rates and working capital requirements. These estimates will likely differ from future actual results of operations and cash flows, and it is possible that these differences could be material. In addition, judgements are applied in determining the level of cash-generating unit we identify for impairment testing and the criteria we use to determine which assets should be aggregated. A difference in testing levels could affect whether an impairment is recorded and the extent of impairment loss. Changes in our business activities or structure may also result in changes to the level of testing in future periods. Further, future events could cause the Group to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired. Any resulting impairment loss could have a material impact on the Group's financial condition and results of operations.

Historically our impairment losses have resulted from a specific event, condition or circumstance in one of our companies, such as the loss of a significant client. As a result, changes in the assumptions used in our impairment model have not had a significant effect on the impairment charges recognised and a reasonably possible change in assumptions would not lead to an impairment. The carrying value of goodwill and other intangible assets will continue to be reviewed at least annually for impairment and adjusted to the recoverable amount if required.

13. Property, plant and equipment
The movements in 2010 and 2009 were as follows:

	Land £m	Freehold buildings £m	Leasehold buildings £m	Fixtures, fittings and equipment £m	Computer equipment £m	Total £m
Cost:						
1 January 2009	12.4	83.1	556.3	385.1	579.1	1,616.0
Additions	–	1.3	151.5	38.3	56.5	247.6
New acquisitions	–	–	0.3	0.8	1.5	2.6
Disposals	–	(0.9)	(28.1)	(31.2)	(63.2)	(123.4)
Exchange adjustments	–	(10.3)	(60.9)	(30.4)	(38.5)	(140.1)
31 December 2009	12.4	73.2	619.1	362.6	535.4	1,602.7
Additions	–	0.7	71.5	35.6	82.7	190.5
New acquisitions	–	–	2.1	2.6	4.4	9.1
Disposals	–	(0.5)	(43.0)	(37.0)	(60.7)	(141.2)
Exchange adjustments	–	–	23.0	12.2	19.3	54.5
31 December 2010	**12.4**	**73.4**	**672.7**	**376.0**	**581.1**	**1,715.6**
Depreciation:						
1 January 2009	–	27.3	265.8	218.8	413.4	925.3
Charge for the year	–	2.4	60.1	46.0	86.8	195.3
Disposals	–	(0.3)	(26.6)	(28.8)	(58.8)	(114.5)
Exchange adjustments	–	(3.6)	(21.3)	(21.7)	(37.3)	(83.9)
31 December 2009	–	25.8	278.0	214.3	404.1	922.2
Charge for the year	–	2.7	58.2	42.9	81.1	184.9
Disposals	–	(0.5)	(37.6)	(35.9)	(58.7)	(132.7)
Exchange adjustments	–	–	13.1	7.0	12.7	32.8
31 December 2010	**–**	**28.0**	**311.7**	**228.3**	**439.2**	**1,007.2**
Net book value:						
31 December 2010	**12.4**	**45.4**	**361.0**	**147.7**	**141.9**	**708.4**
31 December 2009	12.4	47.4	341.1	148.3	131.3	680.5
1 January 2009	12.4	55.8	290.5	166.3	165.7	690.7

At the end of the year, capital commitments contracted, but not provided for in respect of property, plant and equipment were £40.7 million (2009: £17.8 million).

14. Interests in associates, joint ventures and other investments

The movements in 2010 and 2009 were as follows:

	Net assets of associates and joint ventures £m	Goodwill and other intangibles of associates and joint ventures £m	Total associates and joint ventures £m	Other investments £m
1 January 2009	340.4	373.9	714.3	310.9
Additions	17.9	–	17.9	52.4
Goodwill arising on acquisition of new associates	–	26.5	26.5	–
Share of results of associate undertakings (note 4)	57.0	–	57.0	–
Dividends and other movements	(56.1)	29.8	(26.3)	1.0
Exchange adjustments	(19.8)	(9.2)	(29.0)	(27.2)
Disposals	(0.7)	(0.2)	(0.9)	(17.9)
Reclassification to subsidiaries	(1.6)	(3.9)	(5.5)	–
Revaluation of other investments	–	–	–	(13.5)
Goodwill impairment	–	(22.7)	(22.7)	–
Amortisation of other intangible assets	–	(2.0)	(2.0)	–
Write-downs	–	–	–	(11.1)
31 December 2009	337.1	392.2	729.3	294.6
Additions	8.0	–	8.0	20.2
Goodwill arising on acquisition of new associates	–	5.6	5.6	–
Share of results of associate undertakings (note 4)	55.2	–	55.2	–
Dividends and other movements	(52.7)	(0.9)	(53.6)	–
Exchange adjustments	35.9	36.9	72.8	(24.0)
Disposals	–	–	–	(22.0)
Reclassification to subsidiaries	(8.5)	(10.4)	(18.9)	–
Revaluation of other investments	–	–	–	(59.8)
Goodwill impairment	–	(1.7)	(1.7)	–
Amortisation of other intangible assets	–	(2.4)	(2.4)	–
Write-downs	(2.2)	–	(2.2)	(35.3)
31 December 2010	372.8	419.3	792.1	173.7

The investments included above as 'other investments' represent investments in equity securities that present the Group with opportunity for return through dividend income and trading gains. They have no fixed maturity or coupon rate. The fair values of the listed securities are based on quoted market prices. For unlisted securities, where market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate.

The carrying values of the Group's associates and joint ventures are reviewed for impairment in accordance with the Group's accounting policies.

The Group's principal associates and joint ventures at 31 December 2010 included:

	% owned	Country of incorporation
Asatsu-DK	24.3	Japan
CHI & Partners Limited	49.9	UK
Chime Communications PLC	15.0	UK
Dentsu, Young & Rubicam Inc.	49.0	Japan
GIIR, Inc	22.7	Korea
High Co S.A.	34.1	France
Ibope Latinoamericana SA	44.2	Brazil
Ooh! Media Group Limited	27.2	Australia
Scangroup Limited	27.5	Kenya
Singleton, Ogilvy & Mather (Holdings) Pty Limited	33.3	Australia
STW Communications Group Limited	20.6	Australia
The Grass Roots Group PLC	44.8	UK
The Jupiter Drawing Room Pty Limited	49.0	South Africa

The market value of the Group's shares in its principal listed associate undertakings at 31 December 2010 was as follows: Asatsu-DK: £180.9 million, Chime Communications PLC: £22.6 million, High Co S.A.: £30.0 million, GIIR, Inc: £22.4 million, Scangroup Limited: £30.0 million, STW Communications Group Limited: £52.2 million and Ooh! Media Group Limited: £22.3 million (2009: Asatsu-DK: £125.6 million, Chime Communications PLC: £24.3 million, High Co S.A.: £23.8 million, GIIR, Inc.: £21.2 million, Scangroup Limited: £12.6 million, STW Communications Group Limited: £31.3 million and Ooh! Media Group Limited: £6.6 million).

The carrying value (including goodwill and other intangibles) of these equity interests in the Group's consolidated balance sheet at 31 December 2010 was as follows: Asatsu-DK: £220.7 million, Chime Communications PLC: £23.0 million, High Co S.A.: £30.9 million, GIIR, Inc: £18.7 million, Scangroup Limited: £17.1 million, STW Communications Group Limited: £69.4 million and Ooh! Media Group Limited: £17.9 million (2009: Asatsu-DK: £189.9 million, Chime Communications PLC: £22.0 million, High Co S.A.: £29.9 million, GIIR, Inc: £14.3 million, Scangroup Limited: £12.8 million, STW Communications Group Limited: £57.6 million and Ooh! Media Group Limited: £14.4 million).

Where the market value of the Group's listed associates is less than the carrying value, an impairment review is performed utilising the discounted cash flow methodology discussed in note 12.

The Group's investments in its principal associate undertakings are represented by ordinary shares.

Summarised financial information

The following tables present a summary of the aggregate financial performance and net asset position of the Group's associate undertakings and joint ventures. These have been estimated and converted, where appropriate, to an IFRS presentation based on information provided by the relevant companies at 31 December 2010.

	2010 £m	2009 £m	2008 £m
Income statement			
Revenue	2,142.3	1,968.9	1,588.3
Operating profit	229.9	219.2	221.3
Profit before taxation	245.1	237.0	221.3
Profit for the year	179.1	166.0	147.6

	2010 £m	2009 £m
Balance sheet		
Assets	4,355.7	3,929.4
Liabilities	(2,394.1)	(2,236.3)
Net assets	1,961.6	1,693.1

The application of equity accounting is ordinarily discontinued when the investment is reduced to zero and additional losses are not provided for unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

At the end of the year, capital commitments contracted, but not provided for in respect of interests in associates and other investments were £24.9 million (2009: £22.3 million).

15. Deferred tax

The Group's deferred tax assets and liabilities are measured at the end of each period in accordance with IAS 12. The recognition of deferred tax assets is determined by reference to the Group's estimate of recoverability, using models where appropriate to forecast future taxable profits.

Deferred tax assets are recognised in relation to an element of the Group's defined benefit pension provisions and share based payment schemes. Assets have only been recognised for territories where the Group considers that it is probable there would be sufficient taxable profits for the future deductions to be utilised.

Based on available evidence, both positive and negative, we determine whether it is probable that all or a portion of the deferred tax assets will be realised. The main factors that we consider include:

- the future earnings potential determined through the use of internal forecasts;
- the cumulative losses in recent years;
- the various jurisdictions in which the potential deferred tax assets arise;
- the history of losses carried forward and other tax assets expiring;
- the timing of future reversal of taxable temporary differences;
- the expiry period associated with the deferred tax assets; and
- the nature of the income that can be used to realise the deferred tax asset.

If it is probable that some portion of these assets will not be realised, then no asset is recognised in relation to that portion.

If market conditions improve and future results of operations exceed our current expectations, our existing recognised deferred tax assets may be adjusted, resulting in future tax benefits. Alternatively, if market conditions deteriorate further or future results of operations are less than expected, future assessments may result in a determination that some or all of the deferred tax assets are not realisable. As a result, all or a portion of the deferred tax assets may need to be reversed.

Certain deferred tax assets and liabilities have been offset as they relate to the same tax group. The following is the analysis of the deferred tax balances for financial reporting purposes:

	Gross £m	Offset £m	As reported £m
2010			
Deferred tax assets	137.6	(58.5)	**79.1**
Deferred tax liabilities	(809.2)	58.5	**(750.7)**
	(671.6)	–	**(671.6)**
2009			
Deferred tax assets	75.6	(8.1)	67.5
Deferred tax liabilities	(817.7)	8.1	(809.6)
	(742.1)	–	(742.1)

The following are the major gross deferred tax assets recognised by the Group and movements thereon in 2010 and 2009:

	Tax losses £m	Retirement benefit obligations £m	Deferred comp-ensation £m	US stock plans £m	Other short-term temporary differences £m	Total £m
1 January 2009	9.1	16.0	12.2	–	31.4	68.7
(Charge)/credit to income	(1.3)	–	(5.3)	–	17.9	11.3
Charge to equity	–	(4.4)	–	–	–	(4.4)
Exchange adjustments	0.4	0.8	0.4	–	(1.6)	–
31 December 2009	8.2	12.4	7.3	–	47.7	75.6
(Charge)/credit to income	(1.9)	0.5	(1.8)	30.6	18.0	45.4
Credit to equity	–	0.2	–	19.0	0.2	19.4
Exchange adjustments	–	–	–	–	3.3	3.3
Transfer to current tax	–	–	–	–	(6.1)	(6.1)
31 December 2010	**6.3**	**13.1**	**5.5**	**49.6**	**63.1**	**137.6**

Other short-term temporary differences comprise a number of items, none of which is individually significant to the Group's consolidated balance sheet. At 31 December 2010 the balance related to temporary differences in relation to accounting provisions, tax credits, fixed assets, and tax deductible goodwill.

The Group incurred losses in certain jurisdictions in the current year. Deferred tax assets of £10.5 million have been recognised in these jurisdictions.

In addition the Group has recognised the following gross deferred tax liabilities and movements thereon in 2010 and 2009:

	Brands and other intangibles £m	Associate earnings £m	Goodwill £m	Other short-term temporary differences £m	Total £m
1 January 2009	811.2	21.1	81.9	6.0	920.2
New acquisitions	2.8	–	–	–	2.8
Prior year acquisitions[1]	1.6	–	(20.7)	(1.4)	(20.5)
(Credit)/charge to income	(55.9)	0.1	18.6	(3.9)	(41.1)
Charge to equity	–	–	–	9.8	9.8
Exchange adjustments	(47.8)	(1.0)	(5.0)	0.3	(53.5)
31 December 2009	711.9	20.2	74.8	10.8	817.7
New acquisitions	9.4	–	–	–	9.4
(Credit)/charge to income	(52.5)	0.3	14.9	(2.2)	(39.5)
Exchange adjustments	19.3	0.7	2.7	–	22.7
Transfer to current tax	–	–	–	(1.1)	(1.1)
31 December 2010	**688.1**	**21.2**	**92.4**	**7.5**	**809.2**

Note

[1] Adjustments made in the year ended 31 December 2009 in relation to deferred tax liabilities that had been provisionally estimated in the year ended 31 December 2008 for acquisitions completed in that year.

At the balance sheet date, the Group has gross tax losses and other temporary differences of £5,212.9 million (2009: £4,888.3 million) available for offset against future profits. Deferred tax assets have been recognised in respect of the tax benefit of £377.9 million (2009: £220.2 million) of such tax losses and other temporary differences. No deferred tax asset has been recognised in respect of the remaining £4,834.9 million (2009: £4,668.1 million) of losses and other temporary differences as the Group considers that there will not be enough taxable profits in the entities concerned such that any additional asset could be considered recoverable. Included in the total unrecognised temporary differences are losses of £30.9 million that will expire by 2019, £98.8 million that will expire by 2021, £235.6 million that will expire by 2023 and an additional £78.5 million that will expire by 2029. £3,118.7 million of losses may be carried forward indefinitely.

At the balance sheet date, the aggregate amount of the temporary differences in relation to the investment in subsidiaries for which deferred tax liabilities have not been recognised was £11,462.1 million (2009: £13,940.2 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and the Group considers that it is probable that such differences will not reverse in the foreseeable future.

16. Inventory and work in progress

The following are included in the net book value of inventory and work in progress:

	2010 £m	2009 £m
Work in progress	362.6	304.1
Inventory	3.4	2.6
	366.0	306.7

17. Trade and other receivables

The following are included in trade and other receivables:

Amounts falling due within one year:

	2010 £m	2009 £m
Trade receivables	6,280.6	5,301.1
VAT and sales taxes recoverable	72.1	81.6
Prepayments and accrued income	1,620.5	1,427.7
Other debtors	870.2	738.5
	8,843.4	7,548.9

The ageing of our trade receivables and other financial assets is as follows:

2010	Carrying amount at 31 December 2010 £m	Neither past due nor impaired £m	Past due but not impaired: 0-30 days £m	31-90 days £m	91-180 days £m	181 days-1 year £m	Greater than 1 year £m
Trade receivables	6,280.6	3,502.2	1,926.4	695.3	131.7	12.0	13.0
Other financial assets	932.0	673.0	125.4	66.9	14.5	8.3	43.9
	7,212.6	4,175.2	2,051.8	762.2	146.2	20.3	56.9

2009	Carrying amount at 31 December 2009 £m	Neither past due nor impaired £m	Past due but not impaired: 0-30 days £m	31-90 days £m	91-180 days £m	181 days-1 year £m	Greater than 1 year £m
Trade receivables	5,301.1	3,279.1	1,475.5	413.8	114.1	8.4	10.2
Other financial assets	781.8	529.7	133.1	26.8	25.4	21.9	44.9
	6,082.9	3,808.8	1,608.6	440.6	139.5	30.3	55.1

Other financial assets are included in other debtors.

Past due amounts are not impaired where collection is considered likely.

Amounts falling due after more than one year:

	2010 £m	2009 £m
Prepayments and accrued income	5.6	5.8
Other debtors	123.2	92.2
Fair value of derivatives	194.7	188.1
	323.5	286.1

Movements on bad debt provisions were as follows:

	2010 £m	2009 £m
Balance at beginning of year	109.9	124.4
New acquisitions	2.0	0.7
Charged to operating costs	27.8	31.7
Exchange adjustments	2.2	(8.5)
Utilisations and other movements	(27.3)	(38.4)
Balance at end of year	114.6	109.9

The allowance for bad and doubtful debts is equivalent to 1.8% (2009: 2.0%) of gross trade accounts receivable.

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

18. Trade and other payables: amounts falling due within one year

The following are included in trade and other payables falling due within one year:

	2010 £m	2009 £m
Trade payables	7,701.1	6,432.7
Other taxation and social security	385.4	377.3
Payments due to vendors (earnout agreements)	207.4	121.6
Liabilities in respect of put option agreements with vendors	136.9	108.3
Other creditors and accruals	2,196.9	1,823.2
Deferred income	1,075.9	910.9
	11,703.6	9,774.0

The Group considers that the carrying amount of trade and other payables approximates their fair value.

19. Trade and other payables: amounts falling due after more than one year

The following are included in trade and other payables falling due after more than one year:

	2010 £m	2009 £m
Payments due to vendors (earnout agreements)	**67.9**	140.6
Liabilities in respect of put option agreements with vendors	**34.1**	59.9
Fair value of derivatives	**129.4**	83.6
Other creditors and accruals	**157.2**	139.2
	388.6	423.3

The Group considers that the carrying amount of trade and other payables approximates their fair value.

The following tables set out payments due to vendors, comprising deferred consideration and the directors' best estimates of future earnout-related obligations:

	2010 £m	2009 £m
Within one year	**207.4**	121.6
Between one and two years	**39.6**	93.6
Between two and three years	**12.1**	39.5
Between three and four years	**4.3**	5.1
Between four and five years	**4.1**	2.4
Over five years	**7.8**	–
	275.3	262.2

	2010 £m
1 January 2010	262.2
Earnouts paid	(113.3)
Revised estimates[1]	82.0
New acquisitions (note 28)	32.8
Exchange adjustments	11.6
31 December 2010	275.3

Note

[1] Revised estimates relate to acquisitions that were completed prior to 1 January 2010 and were recorded in the consolidated balance sheet within goodwill.

The potential undiscounted amount of all future payments that could be required under the earnout agreements for acquisitions completed in 2010 and for all earnout agreements at 31 December 2010 ranges from £nil million to £110.9 million and £nil million to £916.2 million, respectively.

20. Bank overdrafts, bonds and bank loans

Amounts falling due within one year:

	2010 £m	2009 £m
Bank overdrafts	**255.4**	720.7

The Group considers that the carrying amount of overdrafts and short-term borrowings approximates their fair value.

Amounts falling due after more than 1 year:

	2010 £m	2009 £m
Corporate bonds and bank loans	**3,598.2**	3,586.4

The Group estimates that the fair value of convertible and corporate bonds is £4,034.1 million at 31 December 2010 (2009: £3,676.4 million). The Group considers that the carrying amount of bank loans approximates their fair value.

The corporate bonds, convertible bonds, bank loans and overdrafts included within liabilities fall due for repayment as follows:

	2010 £m	2009 £m
Within one year	**255.4**	720.7
Between one and two years	**94.2**	–
Between two and three years	**539.4**	75.7
Between three and four years	**1,249.1**	554.5
Between four and five years	**448.2**	1,219.3
Over five years	**1,267.3**	1,736.9
	3,853.6	4,307.1

21. Provisions for liabilities and charges

The movements in 2010 and 2009 were as follows:

	Property £m	Other £m	Total £m
1 January 2009	66.6	69.3	135.9
Charged to the income statement	11.2	8.5	19.7
New acquisitions	0.1	–	0.1
Prior year acquisitions[1]	–	10.5	10.5
Utilised	(5.6)	(15.3)	(20.9)
Released to the income statement	(1.6)	(1.6)	(3.2)
Transfers	(1.9)	21.4	19.5
Exchange adjustments	(3.1)	(5.6)	(8.7)
31 December 2009	65.7	87.2	152.9
Charged to the income statement	9.1	16.5	25.6
New acquisitions	–	1.2	1.2
Utilised	(7.0)	(10.9)	(17.9)
Released to the income statement	(6.6)	(3.4)	(10.0)
Transfers	(3.7)	10.2	6.5
Exchange adjustments	0.9	2.4	3.3
31 December 2010	**58.4**	**103.2**	**161.6**

Note

[1] Adjustments made in the year ended 31 December 2009 in relation to provisions for liabilities and charges that had been provisionally estimated in the year ended 31 December 2008 for acquisitions completed in that year.

Provisions comprise liabilities where there is uncertainty about the timing of settlement, but where a reliable estimate can be made of the amount. These include provisions for vacant space, sub-let losses and other property-related liabilities. Also included are other provisions, such as certain long-term employee benefits and legal claims, where the likelihood of settlement is considered probable.

The Company and various of its subsidiaries are, from time to time, parties to legal proceedings and claims which arise in the ordinary course of business. The directors do not anticipate that the outcome of these proceedings and claims will have a material adverse effect on the Group's financial position or on the results of its operations.

22. Share-based payments

Charges for share-based incentive plans were as follows:

	2010 £m	2009 £m	2008 £m
Share-based payments	**70.4**	54.9	62.3

Share-based payments comprise charges for stock options and restricted stock awards to employees of the Group.

As of 31 December 2010, there was £108.7 million (2009: £79.3 million) of total unrecognised compensation cost related to the Group's restricted stock plans. That cost is expected to be recognised over a period of one to two years.

Further information on stock options is provided in note 26.

Restricted stock plans

The Group operates a number of equity-settled share incentive schemes, in most cases satisfied by the delivery of stock from one of the Group's ESOP Trusts. The most significant current schemes are as follows:

Renewed Leadership Equity Acquisition Plan (Renewed LEAP) and Leadership Equity Acquisition Plan III (LEAP III)
Under Renewed LEAP and LEAP III, the most senior executives of the Group, including certain executive directors, commit WPP shares ('investment shares') in order to have the opportunity to earn additional WPP shares ('matching shares'). The number of matching shares which a participant can receive at the end of the fixed performance period of five years is dependent on the performance (based on the Total Share Owner Return (TSR)) of the Company over that period against a comparator group of other listed communications services companies. The maximum possible number of matching shares for each of the 2010, 2009, 2008, 2007 and 2006 grants is five shares for each investment share. The 2006 Renewed LEAP plan vested in March 2011 at a match of 4.14 shares for each investment share.

Performance Share Awards (PSA)
Grants of stock under PSA are dependent upon annual performance targets, typically based on one or more of: operating profit, profit before taxation and operating margin. Grants are made in the year following the year of performance measurement, and vest two years after grant date provided the individual concerned is continually employed by the Group throughout this time.

Leaders, Partners and High Potential Group
Stock option grants under the executive stock option plan were not significant in 2010, 2009 or 2008 as the Group made grants of restricted stock (to be satisfied by stock from one of the Group's ESOP Trusts) to participants instead. Performance conditions include continued employment over the three-year vesting period.

Valuation methodology
For all of these schemes, the valuation methodology is based upon fair value on grant date, which is determined by the market price on that date or the application of a Black-Scholes model, depending upon the characteristics of the scheme concerned. The assumptions underlying the Black-Scholes model are detailed in note 26, including details of assumed dividend yields. Market price on any given day is obtained from external, publicly available sources.

Market/Non-market conditions
Most share-based plans are subject to non-market performance conditions, such as margin or growth targets, as well as continued employment. The Renewed LEAP and LEAP III schemes are subject to a number of performance conditions, including TSR, a market-based condition.

For schemes without market-based performance conditions, the valuation methodology above is applied and, at each year end, the relevant accrual for each grant is revised, if appropriate, to take account of any changes in estimate of the likely number of shares expected to vest.

For schemes with market-based performance conditions, the probability of satisfying these conditions is assessed at grant date through a statistical model (such as the Monte Carlo Model) and applied to the fair value. This initial valuation remains fixed throughout the life of the relevant plan, irrespective of the actual outcome in terms of performance. Where a lapse occurs due to cessation of employment, the cumulative charge taken to date is reversed.

Movement on ordinary shares granted for significant restricted stock plans

	Non-vested 1 January 2010 number m	Granted number m	Lapsed number m	Vested number m	Non-vested 31 December 2010 number m
Renewed LEAP/LEAP III[1]	3.6	2.0	–	(1.7)	3.9
Performance Share Awards (PSA)	8.4	0.9	(0.5)	(3.7)	5.1
Leaders, Partners and High Potential Group	12.6	3.8	(1.1)	(2.5)	12.8
Weighted average fair value (pence per share):					
Renewed LEAP/LEAP III[1]	563p	668p	540p	618p	593p
Performance Share Awards (PSA)	486p	566p	451p	559p	451p
Leaders, Partners and High Potential Group	501p	702p	487p	619p	538p

Note
[1] The number of shares granted represents the 'investment shares' committed by participants at grant date for the 2010 LEAP III plan in addition to the matched shares awarded on vest date for the 2005 Renewed LEAP plan which vested in March 2010. The actual number of shares that vest for each Renewed LEAP/LEAP III plan is dependent on the extent to which the relevant performance criteria are satisfied.

The total fair value of shares vested for all the Group's restricted stock plans during the year ended 31 December 2010 was £61.8 million (2009: £55.0 million, 2008: £58.6 million).

23. Provision for post-employment benefits
Companies within the Group operate a large number of pension plans, the forms and benefits of which vary with conditions and practices in the countries concerned. The Group's pension costs are analysed as follows:

	2010 £m	2009 £m	2008 £m
Defined contribution plans	101.5	95.5	79.7
Defined benefit plans charge to operating profit	19.1	20.9	18.6
Pension costs (note 5)	120.6	116.4	98.3
Expected return on pension plan assets (note 6)	(30.6)	(28.7)	(31.3)
Interest on pension plan liabilities (note 6)	45.9	46.1	38.9
	135.9	133.8	105.9

Defined benefit plans
The pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various pension plans were carried out at various dates in the last three years. These valuations have generally been updated by the local independent qualified actuaries to 31 December 2010.

The Group has a policy of closing defined benefit plans to new members. This has been implemented across a significant number of the pension plans.

Contributions to funded plans are determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2010 amounted to £53.3 million (2009: £47.7 million, 2008: £44.2 million). Employer contributions and benefit payments in 2011 are expected to be in the range of £40 million to £60 million depending on the performance of the assets.

(a) Assumptions
The main weighted average assumptions used for the actuarial valuations at 31 December are shown in the following table:

	2010 % pa	2009 % pa	2008 % pa	2007 % pa
UK				
Discount rate	5.4	5.7	6.0	5.8
Rate of increase in salaries	3.4	3.5	3.0	4.8
Rate of increase in pensions in payment	4.0	4.2	3.9	4.1
Inflation	3.2	3.5	2.8	3.3
Expected rate of return on equities	7.5	7.5	7.3	7.3
Expected rate of return on bonds[1]	4.5	4.8	4.9	5.3
Expected rate of return on insured annuities	5.4	5.7	6.0	5.8
Expected rate of return on property	6.9	6.9	6.9	5.0
Expected rate of return on cash and other	4.0	4.4	4.9	4.8
Weighted average return on assets	5.4	5.6	5.7	5.8
North America				
Discount rate	5.1	5.7	6.3	6.1
Rate of increase in salaries	3.0	3.0	3.0	4.6
Inflation	2.5	2.5	2.5	2.5
Expected rate of return on equities	7.9	7.9	7.9	7.9
Expected rate of return on bonds[1]	4.3	4.7	5.1	5.1
Expected rate of return on cash and other	6.4	6.6	3.4	3.0
Weighted average return on assets	6.4	6.5	6.6	6.7
Western Continental Europe				
Discount rate	5.3	5.5	5.7	5.5
Rate of increase in salaries	2.7	2.7	2.8	2.9
Rate of increase in pensions in payment	2.0	2.0	2.1	2.1
Inflation	2.0	2.1	2.1	2.2
Expected rate of return on equities	7.1	7.8	7.2	7.2
Expected rate of return on bonds[1]	4.4	4.1	4.5	4.5
Expected rate of return on property	6.1	6.5	6.0	5.5
Expected rate of return on cash and other	4.6	4.6	5.3	4.3
Weighted average return on assets	5.0	5.1	5.3	5.3
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe				
Discount rate	4.0	4.2	3.4	3.9
Rate of increase in salaries	4.4	4.2	3.9	4.0
Inflation	5.1	4.9	4.5	4.6
Expected rate of return on equities	10.0	10.1	10.0	10.0
Expected rate of return on bonds[1]	8.0	8.2	5.3	6.2
Expected rate of return on cash and other	1.0	1.1	2.1	1.6
Weighted average return on assets	3.4	3.6	3.1	3.7

Note
[1] Expected rate of return on bonds assumptions reflect the yield expected on actual bonds held, whereas the discount rate assumptions are based on high-quality corporate bond yields.

There are a number of areas in pension accounting that involve judgments made by management. These include establishing the long-term expected rates of investment return on pension assets, mortality assumptions, discount rates, inflation, rate of increase in pensions in payment and salary increases.

For the Group's pension plans, the plans' assets are invested with the objective of being able to meet current and future benefit payment needs, while controlling balance sheet volatility and future contributions. Pension plan assets are invested with a number of investment managers, and assets are diversified among equities, bonds, insured annuities, property and cash or other liquid investments. The primary use of bonds as an investment class is to match the anticipated cash flows from the plans to pay pensions. Various insurance policies have also been bought historically to provide a more exact match for the cash flows, including a match for the actual mortality of specific plan members. These insurance policies effectively provide protection against both investment fluctuations and longevity risks. The strategic target allocation varies among the individual plans.

Management considers the types of investment classes in which the pension plan assets are invested and the expected compound return that can reasonably be expected for the portfolio to earn over time, which reflects forward-looking economic assumptions. Management reviews the expected long-term rates of return on an annual basis and revises them as appropriate.

Also, management periodically commission detailed asset and liability studies performed by third-party professional investment advisors and actuaries, which generate probability-adjusted expected future returns on those assets. These studies also project the estimated future pension payments and evaluate the efficiency of the allocation of the pension plan assets into various investment categories. The studies performed at the time these assumptions were set support the reasonableness of the return assumptions based on the target allocation of investment classes and the then current market conditions.

At 31 December 2010, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the Group were as follows:

Years life expectancy after age 65	All plans	North America	UK	Western Continental Europe	Asia Pacific[1]
– current pensioners – male	20.7	19.7	22.4	20.0	19.3
– current pensioners – female	22.7	21.6	23.8	23.3	24.7
– future pensioners (current age 45) – male	22.3	21.2	23.6	22.5	19.3
– future pensioners (current age 45) – female	23.9	22.5	25.0	25.2	24.9

Note
[1] Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

The life expectancies after age 65 at 31 December 2009 were 20.5 years and 22.5 years for male and female current pensioners respectively, and 21.9 years and 23.7 years for male and female future pensioners (current age 45), respectively.

In the determination of mortality assumptions, management uses the most up-to-date mortality tables available in each country.

For a 0.25% increase or decrease in the discount rate at 31 December 2010, the effect on the year-end 2010 pension deficit would be a decrease or increase, respectively, of approximately £26 million.

(b) Assets and liabilities
At 31 December, the fair value of the assets in the pension plans, and the assessed present value of the liabilities in the pension plans are shown in the following table:

	2010 £m	%	2009 £m	%	2008 £m	%
Equities	188.2	29.8	168.5	28.6	162.6	29.6
Bonds	245.7	38.9	256.8	43.7	245.1	44.5
Insured annuities	66.3	10.5	68.7	11.7	64.9	11.8
Property	9.6	1.5	9.8	1.7	12.6	2.3
Cash and other	121.5	19.3	84.3	14.3	65.2	11.8
Total fair value of assets	631.3	100.0	588.1	100.0	550.4	100.0
Present value of liabilities	(871.2)		(836.1)		(819.1)	
Deficit in the plans	(239.9)		(248.0)		(268.7)	
Irrecoverable surplus	(0.9)		(3.1)		(2.4)	
Unrecognised past service cost	(0.7)		(0.7)		(0.9)	
Net liability[1]	(241.5)		(251.8)		(272.0)	
Plans in surplus	2.8		0.7		0.4	
Plans in deficit	(244.3)		(252.5)		(272.4)	

Note
[1] The related deferred tax asset is discussed in note 15.

The total fair value of assets, present value of pension plan liabilities and deficit in the plans were £504.0 million, £637.6 million and £133.6 million in 2007 and £470.4 million, £657.0 million and £186.6 million in 2006, respectively.

Deficit in plans by region	2010 £m	2009 £m	2008 £m
UK	(3.5)	(22.0)	(24.8)
North America	(144.4)	(140.9)	(153.4)
Western Continental Europe	(75.9)	(73.9)	(80.0)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(16.1)	(11.2)	(10.5)
Deficit in the plans	(239.9)	(248.0)	(268.7)

Some of the Group's defined benefit plans are unfunded (or largely unfunded) by common custom and practice in certain jurisdictions. In the case of these unfunded plans, the benefit payments are made as and when they fall due. Pre-funding of these plans would not be typical business practice.

The following table shows the split of the deficit at 31 December 2010, 2009 and 2008 between funded and unfunded pension plans.

	2010 Deficit £m	2010 Present value of liabilities £m	2009 Deficit £m	2009 Present value of liabilities £m	2008 Deficit £m	2008 Present value of liabilities £m
Funded plans by region						
UK	(3.5)	(305.5)	(22.0)	(293.5)	(24.8)	(269.5)
North America	(66.8)	(306.5)	(65.2)	(274.5)	(71.0)	(266.8)
Western Continental Europe	(29.7)	(103.8)	(25.0)	(119.9)	(30.1)	(126.5)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(5.6)	(21.1)	(3.7)	(16.1)	(3.3)	(16.8)
Deficit/liabilities in the funded plans	(105.6)	(736.9)	(115.9)	(704.0)	(129.2)	(679.6)
Unfunded plans by region						
UK	–	–	–	–	–	–
North America	(77.6)	(77.6)	(75.7)	(75.7)	(82.4)	(82.4)
Western Continental Europe	(46.2)	(46.2)	(48.9)	(48.9)	(49.9)	(49.9)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(10.5)	(10.5)	(7.5)	(7.5)	(7.2)	(7.2)
Deficit/liabilities in the unfunded plans	(134.3)	(134.3)	(132.1)	(132.1)	(139.5)	(139.5)
Deficit/liabilities in the plans	(239.9)	(871.2)	(248.0)	(836.1)	(268.7)	(819.1)

In accordance with IAS 19, plans that are wholly or partially funded are considered funded plans.

(c) Pension expense
The following table shows the breakdown of the pension expense between amounts charged to operating profit, amounts charged to finance income and finance costs and amounts recognised in the statement of comprehensive income (OCI):

	2010 £m	2009 £m	2008 £m
Current service cost	23.3	22.0	16.7
Past service (income)/cost	(0.6)	–	2.5
Gain on settlements and curtailments	(3.6)	(1.1)	(0.6)
Charge to operating profit	19.1	20.9	18.6
Expected return on pension plan assets	(30.6)	(28.7)	(31.3)
Interest on pension plan liabilities	45.9	46.1	38.9
Charge to profit before taxation for defined benefit plans	34.4	38.3	26.2
Gain/(loss) on pension plan assets relative to expected return	31.9	44.0	(93.7)
Experience gain/(loss) arising on the plan liabilities	3.4	(7.6)	4.4
Changes in assumptions underlying the present value of the plan liabilities	(37.9)	(42.7)	8.0
Change in irrecoverable surplus	2.2	(0.9)	(0.9)
Actuarial loss recognised in OCI	(0.4)	(7.2)	(82.2)

As at 31 December 2010 the cumulative amount of net actuarial losses recognised in equity since 1 January 2001 was £180.7 million (31 December 2009: £180.3 million, 31 December 2008: £173.1 million). Of this amount, a net loss of £79.6 million was recognised since the 1 January 2004 adoption of IAS 19.

(d) Movement in plan liabilities

The following table shows an analysis of the movement in the pension plan liabilities for each accounting period:

	2010 £m	2009 £m	2008 £m
Plan liabilities at beginning of year	836.1	819.1	637.6
Service cost	23.3	22.0	16.7
Interest cost	45.9	46.1	38.9
Actuarial loss/(gain)	34.5	50.3	(12.4)
Benefits paid	(57.2)	(52.9)	(40.7)
Loss/(gain) due to exchange rate movements	9.7	(50.5)	133.8
Net (disposals)/acquisitions	–	(0.9)	44.3
Settlements and curtailments	(26.4)	(3.3)	(6.1)
Other[1]	5.3	6.2	7.0
Plan liabilities at end of year	871.2	836.1	819.1

Note

[1] Other includes plan participants' contributions, plan amendments and reclassifications. In the 2009 and 2008 financial statements these were presented as separate line items. The reclassifications represent certain of the Group's defined benefit plans which are included in this note for the first time in the periods presented.

(e) Movement in plan assets

The following table shows an analysis of the movement in the pension plan assets for each accounting period:

	2010 £m	2009 £m	2008 £m
Fair value of plan assets at beginning of year	588.1	550.4	504.0
Expected return on plan assets	30.6	28.7	31.3
Actuarial gain/(loss) on plan assets	31.9	44.0	(93.7)
Employer contributions	53.3	47.7	44.2
Benefits paid	(57.2)	(52.9)	(40.7)
Gain/(loss) due to exchange rate movements	5.9	(28.3)	79.0
Net (disposals)/acquisitions	–	(0.9)	29.4
Settlements	(22.8)	(2.2)	(5.5)
Other[1]	1.5	1.6	2.4
Fair value of plan assets at end of year	631.3	588.1	550.4
Actual return on plan assets	62.5	72.7	(62.4)

Note

[1] Other includes plan participants' contributions and reclassifications. In the 2009 and 2008 financial statements these were presented as separate line items.

(f) History of experience gains and losses

	2010 £m	2009 £m	2008 £m
Gain/(loss) on pension plan assets relative to expected return:			
Amount	31.9	44.0	(93.7)
Percentage of plan assets	5.1%	7.5%	(17.0%)
Experience gain/(loss) arising on the plan liabilities:			
Amount	3.4	(7.6)	4.4
Percentage of the present value of the plan liabilities	0.4%	(0.9%)	0.5%
Total loss recognised in OCI:			
Amount	(0.4)	(7.2)	(82.2)
Percentage of the present value of the plan liabilities	(0.0%)	(0.9%)	(10.0%)

The experience (loss)/gain on pension plan assets and plan liabilities were (£6.0) million and £0.1 million in 2007 and £9.3 million and £3.5 million in 2006, respectively.

24. Risk management policies

Foreign currency risk

The Group's results in pounds sterling are subject to fluctuation as a result of exchange rate movements. The Group does not hedge this translation exposure to its earnings but does hedge the currency element of its net assets using foreign currency borrowings, cross-currency swaps and forward foreign exchange contracts.

The Group effects these currency net asset hedges by borrowing in the same currencies as the operating (or 'functional') currencies of its main operating units. The majority of the Group's debt is therefore denominated in US dollars, pounds sterling and euros. Borrowings in these currencies represented 96.0% of the Group's gross indebtedness at 31 December 2010 (at $1,640 million, £1,350 million and €1,274 million) and 96.8% of the Group's average gross debt during the course of 2010 (at $2,003 million, £1,653 million and €1,274 million).

The Group's operations conduct the majority of their activities in their own local currency and consequently the Group has no significant transactional foreign exchange exposures. Any significant cross-border trading exposures are hedged by the use of forward foreign-exchange contracts. No speculative foreign exchange trading is undertaken.

Interest rate risk

The Group is exposed to interest rate risk on both interest-bearing assets and interest-bearing liabilities. The Group has a policy of actively managing its interest rate risk exposure while recognising that fixing rates on all its debt eliminates the possibility of benefiting from rate reductions and similarly, having all its debt at floating rates unduly exposes the Group to increases in rates.

Including the effect of interest rate and cross-currency swaps, 82.5% of the year-end US dollar net debt is at fixed rates averaging 6.54% for an average period of 44 months; 73.3% of the sterling net debt is at a fixed rate of 6.07% for an average period of 83 months; and 66.7% of the euro net debt is at fixed rates averaging 6.50% for an average period of 63 months.

Other than fixed rate debt, the Group's other fixed rates are achieved principally through interest rate swaps with the Group's bankers. The Group also uses forward rate agreements and interest rate caps to manage exposure to interest rate changes. At 31 December 2010 no forward rate agreements or interest rate caps were in place. These interest rate derivatives are used only to hedge exposures to interest rate movements arising from the Group's borrowings and surplus cash balances arising from its commercial activities and are not traded independently. Payments made under these instruments are accounted for on an accruals basis.

Going concern and liquidity risk

In considering going concern and liquidity risk, the directors have reviewed the Group's future cash requirements and earnings projections. The directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance to factor in an uncertain economic environment. The directors have concluded that the Group should be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis.

At 31 December 2010, the Group has access to £4.7 billion of committed funding and bank facilities with maturity dates spread over the years 2011 to 2020 as illustrated below:

	£m	2011 £m	2012 £m	2013 £m	2014 £m	2015 £m	2016 £m	2017 £m	2018+ £m
£ bonds £200m (6.375% '20)	200.0								200.0
£ bonds £400m (6.0% '17)	400.0							400.0	
Eurobonds €750m (6.625% '16)	642.9						642.9		
Eurobonds €500m (5.25% '15)	428.6					428.6			
£450m convertible bonds (5.75% '14)	450.0				450.0				
US bonds $650m (5.875% '14)	416.9				416.9				
US bonds $600m (8.0% '14)	384.8				384.8				
Eurobonds €600m (4.375% '13)	514.4			514.4					
Bank revolver $1,600m	1,026.2		1,026.2						
TNS acquisition revolver £200m	200.0	200.0							
TNS private placements $55m	35.3		19.2		16.1				
Total committed facilities available	4,699.1	200.0	1,045.4	514.4	1,267.8	428.6	642.9	400.0	200.0
Drawn down facilities at 31 December 2010	3,554.0	–	100.3	514.4	1,267.8	428.6	642.9	400.0	200.0
Undrawn committed facilities	1,145.1								

Drawn down facilities at 31 December 2010	3,554.0
Net cash at 31 December 2010	(1,709.8)
Other adjustments	44.2
Net debt at 31 December 2010	1,888.4

The Group's borrowings are evenly distributed between fixed and floating rate debt. Given the strong cash generation of the business, its debt maturity profile and available facilities, the directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Treasury activities
Treasury activity is managed centrally from London, New York and Hong Kong, and is principally concerned with the monitoring of working capital, managing external and internal funding requirements and the monitoring and management of financial market risks, in particular interest rate and foreign exchange exposures.

The treasury operation is not a profit centre and its activities are carried out in accordance with policies approved by the Board of Directors and subject to regular review and audit.

The Group manages liquidity risk by ensuring continuity and flexibility of funding even in difficult market conditions. Undrawn committed borrowing facilities are maintained in excess of peak net-borrowing levels and debt maturities are closely monitored. Targets for average net debt are set on an annual basis and, to assist in meeting this, working capital targets are set for all the Group's major operations.

Capital risk management
The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance. The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 10, cash and cash equivalents and equity attributable to equity holders of the parent, comprising issued capital, reserves and retained earnings as disclosed in the consolidated statement of changes in equity and in notes 26 and 27.

Credit risk
The Group's principal financial assets are cash and short-term deposits, trade and other receivables and investments, the carrying values of which represent the Group's maximum exposure to credit risk in relation to financial assets, as shown in note 25.

The Group's credit risk is primarily attributable to its trade receivables. The majority of the Group's trade receivables are due from large national or multinational companies where the risk of default is considered low. The amounts presented in the consolidated balance sheet are net of allowances for doubtful receivables, estimated by the Group's management based on prior experience and their assessment of the current economic environment. A relatively small number of clients make up a significant percentage of the Group's debtors, but no single client represents more than 5% of total trade receivables as at 31 December 2010.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies or banks that have been financed by their government.

A relatively small number of clients contribute a significant percentage of the Group's consolidated revenues. The Group's clients generally are able to reduce advertising and marketing spending or cancel projects at any time for any reason. There can be no assurance that any of the Group's clients will continue to utilise the Group's services to the same extent, or at all, in the future. A significant reduction in advertising and marketing spending by, or the loss of one or more of, the Group's largest clients, if not replaced by new client accounts or an increase in business from existing clients, would adversely affect the Group's prospects, business, financial condition and results of operations.

Sensitivity analysis
The following sensitivity analysis addresses the effect of currency and interest rate risks on the Group's financial instruments. The analysis assumes that all hedges are highly effective.

Currency risk
A 10% weakening of sterling against the Group's major currencies would result in the following losses, which would be posted directly to equity. These losses would arise on the retranslation of foreign currency denominated borrowings and derivatives designated as effective net investment hedges of overseas net assets. These losses would be partially offset in equity by a corresponding gain arising on the retranslation of the related hedged foreign currency net assets. A 10% strengthening of sterling would have an equal and opposite effect. There are no other material foreign exchange exposures which would create gains or losses to the functional reporting currencies of individual entities in the Group.

	2010 £m	2009 £m
US dollar	**91.0**	87.9
Euro	**73.7**	76.3

Interest rate risk
A one percentage point increase in market interest rates for all currencies in which the Group had cash and borrowings at 31 December 2010 would increase profit before tax by approximately £8.0 million (2009: decrease of £2.4 million). A one percentage decrease in market interest rates would have an equal and opposite effect. This has been calculated by applying the interest rate change to the Group's variable rate cash and borrowings.

25. Financial instruments

Currency derivatives
The Group utilises currency derivatives to hedge significant future transactions and cash flows and the exchange risk arising on translation of the Group's investments in foreign operations. The Group is a party to a variety of foreign currency derivatives in the management of its exchange rate exposures. The instruments purchased are primarily denominated in the currencies of the Group's principal markets.

At 31 December 2010, the fair value of the Group's currency derivatives is estimated to be a net liability of approximately £62.9 million (2009: £3.1 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £60.4 million (2009: £79.6 million) assets included in trade and other receivables and £123.3 million (2009: £82.7 million) liabilities included in trade and other payables. The amounts charged to and deferred in equity during the year for currency derivatives that are designated and effective hedges were £27.9 million (2009: £111.1 million) for net investment hedges and £34.8 million (2009: £60.5 million) for cash flow hedges.

Changes in the fair value relating to the ineffective portion of the currency derivatives amounted to a gain of £11.7 million (2009: £3.3 million, 2008: £2.7 million) which is included in the revaluation of financial instruments for the year. This gain resulted from a £59.3 million loss on hedging instruments and a £71.0 million gain on hedged items.

The Group currently designates its foreign currency-denominated debt and cross-currency swaps as hedging instruments against the currency risk associated with the translation of its foreign operations.

At the balance sheet date, the total nominal amount of outstanding forward foreign exchange contracts not designated as hedges was £130.1 million (2009: £309.4 million). The Group estimates the fair value of these contracts to be a net liability of £0.8 million (2009: asset of £4.6 million).

These arrangements are designed to address significant exchange exposure and are renewed on a revolving basis as required.

Interest rate swaps
The Group uses interest rate swaps as hedging instruments in fair value hedges to manage its exposure to interest rate movements on its borrowings. Contracts with nominal values of €600 million have fixed interest receipts at 4.38% up until December 2013 and have floating interest payments averaging EURIBOR plus 0.56%. Contracts with a nominal value of €500 million have fixed interest receipts of 5.25% up until January 2015 and have floating interest payments averaging EURIBOR plus 0.80%. Contracts with a nominal value of €100 million have fixed interest payments of 5.56% until June 2014 and have floating rate receipts averaging EURIBOR plus 0.96%.

Contracts with a nominal value of £200 million have fixed interest receipts of 6.00% up until April 2017 and have floating rate payments averaging LIBOR plus 0.64%.

A contract with a nominal value of $45 million has fixed interest receipts averaging 6.29% until on average July 2013 and has floating rate payments averaging LIBOR plus 0.59%.

A contract with a nominal value of $300 million has fixed rate payments averaging 2.58% until on average October 2020 and has floating rate receipts of LIBOR plus 0.29%.

The fair value of interest rate swaps entered into at 31 December 2010 is estimated to be a net asset of approximately £129.0 million (2009: £103.0 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £133.4 million (2009: £103.2 million) assets included in trade and other receivables and £4.4 million (2009: £0.2 million) liabilities included in trade and other payables. Included in these amounts are certain interest rate swaps that are not designated as hedges, comprising £26.1 million assets and £6.1 million liabilities.

Changes in the fair value relating to the ineffective portion of interest rate swaps amounted to a gain of £12.6 million (2009: gain of £11.7 million, 2008: charge of £13.0 million) which is included in the revaluation of financial instruments for the year. This gain resulted from a £14.4 million loss on hedging instruments and a £27.0 million gain on hedged items.

An analysis of the Group's financial assets and liabilities by accounting classification is set out below:

	Derivatives in designated hedge relationships £m	Held for trading £m	Loans & receivables £m	Available for sale £m	Amortised cost £m	Carrying value £m
2010						
Other investments	–	–	–	173.7	–	173.7
Cash and short-term deposits	–	–	1,965.2	–	–	1,965.2
Bank overdrafts and loans	–	–	–	–	(255.4)	(255.4)
Bonds and bank loans	–	–	–	–	(3,598.2)	(3,598.2)
Trade and other receivables: amounts falling due within one year	–	–	7,135.3	–	–	7,135.3
Trade and other receivables: amounts falling due after more than one year	–	–	77.3	–	–	77.3
Trade and other payables: amounts falling due within one year	–	–	–	–	(7,769.9)	(7,769.9)
Trade and other payables: amounts falling due after more than one year	–	–	–	–	(11.4)	(11.4)
Derivative assets	168.6	26.1	–	–	–	194.7
Derivative liabilities	(123.3)	(6.1)	–	–	–	(129.4)
Liabilities in respect of put options	–	(171.0)	–	–	–	(171.0)
	45.3	(151.0)	9,177.8	173.7	(11,634.9)	(2,389.1)

	Derivatives in designated hedge relationships £m	Held for trading £m	Loans & receivables £m	Available for sale £m	Amortised cost £m	Carrying value £m
2009						
Other investments	–	–	–	294.6	–	294.6
Cash and short-term deposits	–	–	1,666.7	–	–	1,666.7
Bank overdrafts and loans	–	–	–	–	(720.7)	(720.7)
Bonds and bank loans	–	–	–	–	(3,586.4)	(3,586.4)
Trade and other receivables: amounts falling due within one year	–	–	6,011.3	–	–	6,011.3
Trade and other receivables: amounts falling due after more than one year	–	–	71.6	–	–	71.6
Trade and other payables: amounts falling due within one year	–	–	–	–	(6,482.6)	(6,482.6)
Trade and other payables: amounts falling due after more than one year	–	–	–	–	(29.2)	(29.2)
Derivative assets	182.8	5.3	–	–	–	188.1
Derivative liabilities	(82.9)	(0.7)	–	–	–	(83.6)
Liabilities in respect of put options	–	(168.2)	–	–	–	(168.2)
	99.9	(163.6)	7,749.6	294.6	(10,818.9)	(2,838.4)

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	Level 1 £m	Level 2 £m	Level 3 £m	Carrying value £m
2010				
Derivatives in designated hedge relationships				
Derivative assets	–	168.6	–	168.6
Derivative liabilities	–	(123.3)	–	(123.3)
Held for trading				
Derivative assets	–	26.1	–	26.1
Derivative liabilities	–	(6.1)	–	(6.1)
Liabilities in respect of put options	–	–	(171.0)	(171.0)
Available for sale				
Other investments	–	–	173.7	173.7
	–	65.3	2.7	68.0

	Level 1 £m	Level 2 £m	Level 3 £m	Carrying value £m
2009				
Derivatives in designated hedge relationships				
Derivative assets	–	182.8	–	182.8
Derivative liabilities	–	(82.9)	–	(82.9)
Held for trading				
Derivative assets	–	5.3	–	5.3
Derivative liabilities	–	(0.7)	–	(0.7)
Liabilities in respect of put options	–	–	(168.2)	(168.2)
Available for sale				
Other investments	18.4	–	276.2	294.6
	18.4	104.5	108.0	230.9

Reconciliation of level 3 fair value measurements:

	Liabilities in respect of put options £m	Other investments £m	Carrying value £m
1 January 2009	(122.1)	292.8	170.7
Gains/(losses) recognised in the income statement	15.3	(11.1)	4.2
Losses recognised in other comprehensive income	–	(15.1)	(15.1)
Exchange differences	2.5	(26.0)	(23.5)
Additions	(78.3)	53.7	(24.6)
Disposals	–	(18.1)	(18.1)
Settlements	14.4	–	14.4
31 December 2009	(168.2)	276.2	108.0
Losses recognised in the income statement	(3.6)	(35.3)	(38.9)
Losses recognised in other comprehensive income	–	(61.3)	(61.3)
Exchange differences	(3.1)	(23.4)	(26.5)
Additions	(5.9)	20.2	14.3
Disposals	–	(2.7)	(2.7)
Settlements	9.8	–	9.8
31 December 2010	(171.0)	173.7	2.7

The fair value of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate.

26. Authorised and issued share capital

	Equity ordinary shares	Nominal value £m
Authorised		
1 January 2009	1,750,000,000	175.0
31 December 2009	1,750,000,000	175.0
31 December 2010	**1,750,000,000**	**175.0**
Issued and fully paid		
1 January 2009	1,255,343,263	125.5
Exercise of share options	1,148,051	0.1
31 December 2009	**1,256,491,314**	**125.6**
Exercise of share options	7,899,907	0.8
31 December 2010	**1,264,391,221**	**126.4**

Company's own shares
The Company's holdings of own shares are stated at cost and represent shares held in treasury and purchases by the Employee Share Ownership Plan ('ESOP') trusts of shares in WPP plc for the purpose of funding certain of the Group's share-based incentive plans, details of which are disclosed in the Compensation Committee report on pages 135 to 141.

The trustees of the ESOP purchase the Company's ordinary shares in the open market using funds provided by the Company. The Company also has an obligation to make regular contributions to the ESOP to enable it to meet its administrative costs. The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2010 was 22,083,378 (2009: 24,941,529), and £174.3 million (2009: £152.0 million) respectively. The number and market value of ordinary shares held in treasury at 31 December 2010 was 2,172,126 (2009: 2,435,288) and £17.1 million (2009: £14.8 million) respectively.

Share options
WPP Executive Stock Option Plan
As at 31 December 2010, unexercised options over ordinary shares of 6,206,412 and unexercised options over ADRs of 1,700,034 have been granted under the WPP Executive Stock Option Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
12,195	3.414	2012-2018
21,197	3.763	2006-2013
42,154	4.210	2005-2012
502,077	4.210	2005-2012
22,994	4.210	2005-2013
3,832	4.210	2005-2012
19,161	4.210	2005-2012
3,065	4.210	2005-2012
3,832	4.210	2005-2012
77,552	4.438	2005-2012
6,759	4.438	2005-2012
51,247	4.615	2007-2013
22,533	4.865	2004-2011
345,570	4.865	2004-2011
2,000,000	5.490	2007-2014
27,288	5.520	2008-2014
94,777	5.535	2007-2014
578,542	5.535	2007-2014
447,676	5.535	2007-2014
6,124	5.535	2008-2014
6,124	5.535	2007-2015
24,390	5.535	2007-2014
2,469	5.535	2007-2014
167,935	5.535	2007-2014
143,400	5.595	2006-2013
725,343	5.595	2006-2013
17,194	5.595	2006-2014
7,853	5.595	2007-2013
2,680	5.595	2006-2013
13,572	5.595	2006-2013
224,473	5.595	2006-2013
2,902	5.725	2007-2014
2,419	5.725	2007-2014
11,423	5.775	2009-2015
14,826	5.818	2008-2015
2,964	5.818	2008-2015
6,705	5.895	2008-2015
4,470	5.895	2008-2015
2,235	5.895	2008-2015
9,834	5.895	2008-2015
4,268	5.903	2011-2018
6,402	5.903	2011-2018

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
4,268	5.903	2011-2018
5,959	6.105	2008-2015
4,914	6.105	2008-2015
7,876	6.228	2011-2017
2,140	6.718	2009-2016
6,420	6.718	2009-2016
3,913	6.718	2009-2016
69,369	6.718	2009-2016
45,153	7.180	2005-2012
24,123	7.550	2005-2012
20,196	7.550	2005-2012
34,921	7.550	2005-2012
201,805	7.550	2005-2012
3,741	7.550	2006-2012
11,109	7.723	2010-2017
17,788	8.110	2004-2011
30,886	8.110	2004-2011
4,929	8.193	2004-2011
14,446	8.193	2004-2011

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
3,844	26.010	2012-2019
1,662	30.080	2006-2013
2,692	30.080	2006-2013
1,644	30.410	2011-2018
282,563	33.200	2005-2012
3,764	33.200	2005-2012
164,040	35.380	2004-2011
454,270	47.410	2006-2013
14,338	47.410	2006-2013
21,610	47.410	2006-2013
1,548	48.450	2007-2014
10,061	50.670	2008-2015
197	50.670	2008-2015
487,784	50.800	2007-2014
196	50.800	2007-2014
9,938	50.800	2007-2014
2,952	50.800	2007-2014
25,486	50.800	2007-2014
18,252	51.220	2007-2014
8,624	53.030	2005-2012
10,878	54.050	2005-2012
99,855	54.050	2005-2012
4,581	54.570	2008-2015
4,486	55.740	2008-2015
898	55.740	2008-2015
898	55.740	2008-2015
2,691	57.020	2008-2015
14,925	57.020	2008-2015
13,178	58.238	2004-2011
856	58.460	2009-2016
14,113	58.460	2009-2016
856	58.460	2009-2016
8,324	58.886	2004-2011
844	59.170	2011-2018
1,267	59.170	2011-2018
1,641	63.900	2009-2020
4,278	75.940	2010-2017

WPP Worldwide Share Ownership Program
As at 31 December 2010, unexercised options over ordinary shares of 9,339,277 and unexercised options over ADRs of 1,334,208 have been granted under the WPP Worldwide Share Ownership Program as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
110,300	3.903	2006-2013
1,000	3.903	2006-2013
3,000	3.903	2007-2013
4,625	4.210	2005-2012
625	4.210	2005-2013
35,340	4.819	2011-2018
250	5.210	2004-2011
185,000	5.435	2007-2014
1,529,987	5.483	2012-2019
29,041	5.483	2012-2016
12,250	5.483	2012-2020
9,375	5.483	2013-2019
274,363	5.483	2013-2019
45,738	5.483	2012-2019
143,375	5.608	2012-2019
2,875	5.775	2008-2015
29,400	5.913	2011-2018
108,000	5.917	2011-2018
1,000	5.990	2004-2011
1,089,954	6.028	2011-2018
428,500	6.195	2008-2015
6,375	6.668	2009-2017
81,125	6.740	2009-2016
718,550	6.938	2009-2016
23,596	7.005	2010-2017
2,548,001	7.113	2013-2020
58,250	7.113	2013-2020
19,375	7.113	2013-2017
33,750	7.113	2014-2020
329,750	7.113	2014-2020
292,525	7.180	2005-2012
6,000	7.180	2006-2012
76,457	7.478	2011-2017
878,225	7.718	2010-2017
223,300	7.960	2004-2011

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
27,640	30.800	2006-2013
279,490	44.560	2012-2019
38,075	49.880	2007-2014
23,715	53.030	2005-2012
22,890	56.480	2004-2011
381,100	56.560	2013-2020
193,853	59.500	2011-2018
92,020	59.520	2008-2015
123,575	60.690	2009-2016
151,850	75.760	2010-2017

Tempus Group plc 1998 Long Term Incentive Plan
As at 31 December 2010, unexercised options over ordinary shares of 24,306 have been granted under the Tempus Group plc 1998 Long Term Incentive Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
24,306	4.920	2001-2011

The Grey Global Group, Inc 1994 Stock Incentive Plan
As at 31 December 2010, unexercised options over ordinary shares of 54,365 and unexercised options over ADRs of 27,639 have been granted under the Grey Global Group, Inc 1994 Stock Incentive Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
54,365	3.499	2007-2011

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
7,089	28.2100	2006-2013
1,827	28.3000	2007-2012
3,632	30.8300	2007-2012
6,371	31.4200	2005-2012
8,720	31.7500	2008-2011

24/7 Real Media, Inc 2002 Stock Incentive Plan
As at 31 December 2010, unexercised options over ADRs of 54,020 have been granted under the 24/7 Real Media, Inc 2002 Stock Incentive Plan as follows:

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
8	1.3400	2007-2013
552	15.8800	2007-2014
427	17.1500	2007-2014
69	20.0100	2007-2015
187	20.0700	2007-2015
69	20.3300	2007-2015
12	20.8400	2007-2014
66	22.4900	2007-2015
79	23.1800	2007-2015
78	23.4400	2007-2015
19	23.8200	2007-2014
263	24.2000	2007-2014
50	25.1500	2007-2015
315	25.9200	2007-2015
79	26.1100	2007-2015
787	27.1200	2007-2015
14,852	27.5000	2007-2015
148	28.7700	2007-2015
170	34.6200	2007-2015
82	35.0600	2007-2015
89	38.8700	2007-2015
26,410	40.6500	2007-2016
110	41.4700	2007-2015
110	45.2900	2007-2016
118	46.0500	2007-2016
69	46.6200	2007-2016
345	48.3300	2007-2016
157	49.5400	2007-2016
115	49.6000	2007-2016
314	49.6700	2007-2016
89	50.4900	2007-2016
157	50.6800	2007-2016
236	50.7500	2008-2017
472	51.3800	2008-2017
156	52.5900	2008-2017
92	53.1000	2006-2017
157	53.4800	2008-2017
78	53.6700	2008-2017
314	54.1100	2007-2016
944	54.2400	2007-2016
472	54.5600	2007-2016
314	55.2600	2007-2016
74	55.6400	2007-2016
59	55.7600	2007-2016
105	55.8900	2007-2016
157	56.2700	2007-2016
574	56.7200	2007-2016
78	57.4800	2008-2017
235	58.9400	2007-2017
393	60.0200	2007-2016
78	61.2300	2008-2017
108	61.9200	2007-2016
314	62.0500	2007-2016
759	62.9400	2008-2017
157	63.3200	2008-2017
708	63.8900	2008-2017
112	64.2700	2007-2016
54	64.6500	2007-2016
78	64.9700	2007-2016
78	65.5400	2007-2016
112	67.5800	2007-2016
157	70.5000	2008-2017

Taylor Nelson Sofres plc
2005 Long Term Incentive Plan
As at 31 December 2010, unexercised options over ordinary shares of 62,828 have been granted under the Taylor Nelson Sofres plc 2005 Long Term Incentive Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
29,849	–	2012
32,979	–	2013

2008 New Share Plan
As at 31 December 2010, unexercised options over ordinary shares of 28,649 have been granted under the Taylor Nelson Sofres plc 2008 New Share Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
28,649	–	2012

2005 Key Employee Equity Plan
As at 31 December 2010, unexercised options over ordinary shares of 4,519 have been granted under the Taylor Nelson Sofres plc 2005 Key Employee Equity Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
245	–	2011
4,274	–	2012

1999 Worldwide Employee Sharesave Plan
As at 31 December 2010, unexercised options over ordinary shares of 1,315,225 have been granted under the Taylor Nelson Sofres plc 1999 Worldwide Employee Sharesave Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
1,115	1.2700	2011
797,386	1.7300	2013-2015
258,353	1.9500	2011-2012
22,940	2.2900	2009-2011
5,226	2.5600	2009-2012
142,653	2.6500	2012-2014
2,236	2.9900	2010-2011
85,316	3.0000	2011-2013

The aggregate status of the WPP Share Option Plans during 2010 was as follows:

Movements on options granted (represented in ordinary shares)

	1 January 2010 number	Granted number	Exercised number	Lapsed number	Outstanding 31 December 2010 number	Exercisable 31 December 2010 number
WPP	23,551,894	–	(6,133,058)	(2,712,254)	14,706,582	14,633,578
WWOP	13,593,366	5,022,250	(417,951)	(2,187,348)	16,010,317	5,442,153
Y&R	862,676	–	(668,610)	(194,066)	–	–
Tempus	56,468	–	(32,162)	–	24,306	24,306
Grey	392,950	–	(178,645)	(21,745)	192,560	192,560
24/7	616,205	–	(293,095)	(53,010)	270,100	222,220
TNS	1,657,024	–	(175,246)	(70,557)	1,411,221	31,517
	40,730,583	5,022,250	(7,898,767)	(5,238,980)	32,615,086	20,546,334

Weighted-average exercise price for options over:

	1 January 2010	Granted	Exercised	Lapsed	Outstanding 31 December 2010	Exercisable 31 December 2010
Ordinary shares (£)						
WPP	5.566	–	5.147	6.934	5.489	5.492
WWOP	6.306	7.113	5.700	5.512	6.218	6.954
Y&R	7.052	–	–	7.052	–	–
Tempus	5.445	–	–	–	4.920	4.920
Grey	3.499	–	–	–	3.499	3.499
TNS	1.870	–	2.046	2.116	1.836	2.348
ADRs ($)						
WPP	46.939	–	37.307	54.148	45.814	45.857
WWOP	56.187	56.560	36.712	55.704	56.457	62.076
Y&R	52.298	–	–	57.376	–	–
Grey	30.949	–	30.733	36.110	30.417	30.417
24/7	38.578	–	37.920	42.054	38.610	38.121

Options over ordinary shares
Outstanding

Range of exercise prices £	Weighted average exercise price £	Weighted average contractual life Months
nil – 8.193	5.763	69

Options over ADRs
Outstanding

Range of exercise prices $	Weighted average exercise price $	Weighted average contractual life Months
1.340 – 76.940	50.110	61

As at 31 December 2010 there was £6.8 million (2009: £5.8 million) of total unrecognised compensation cost related to share options. That cost is expected to be recognised over a weighted average period of 21 months (2009: 20 months).

Share options are satisfied out of newly issued shares.

The weighted average fair value of options granted in the year calculated using the Black-Scholes model, was as follows:

	2010	2009	2008
Fair value of UK options (shares)	144.5p	115.5p	129.5p
Fair value of US options (ADRs)	$10.97	$8.95	$8.36
Weighted average assumptions:			
UK Risk-free interest rate	1.76%	2.27%	3.93%
US Risk-free interest rate	1.05%	1.85%	2.25%
Expected life (months)	48	48	48
Expected volatility	30%	30%	25%
Dividend yield	2.5%	2.5%	1.75%

Options are issued at an exercise price equal to market value on the date of grant.

The weighted average share price of the Group for the year ended 31 December 2010 was £6.78 (2009: £4.72, 2008: £5.12) and the weighted average ADR price for the same period was $52.51 (2009: $37.23, 2008: $48.26).

Expected volatility is sourced from external market data and represents the historic volatility in the Group's share price over a period equivalent to the expected option life.

Expected life is based on a review of historic exercise behaviour in the context of the contractual terms of the options, as described in more detail below.

Terms of share option plans
The Worldwide Share Ownership Program is open for participation to employees with at least two years' employment in the Group. It is not available to those participating in other share-based incentive programs or to executive directors. The vesting period for each grant is three years and there are no performance conditions other than continued employment with the Group.

The Executive Stock Option Plan has historically been open for participation to WPP Group Leaders, Partners and High Potential Group. It is not currently offered to parent company executive directors. The vesting period is three years and performance conditions include achievement of various TSR (Total Share Owner Return) and EPS (Earnings per Share) objectives, as well as continued employment. In 2005, the Group moved away from the issuance of stock options for Leaders, Partners and High Potential Group and has since largely made grants of restricted stock instead (note 22).

The Group grants stock options with a life of ten years, including the vesting period. The terms of stock options with performance conditions are such that if, after nine years and eight months, the performance conditions have not been met, then the stock option will vest automatically.

27. Other reserves
Other reserves comprise the following:

	Equity reserve £m	Revaluation reserve £m	Translation reserve £m	Total other reserves £m
1 January 2009	(82.9)	87.3	1,246.1	1,250.5
Exchange adjustments on foreign currency net investments	–	–	(142.2)	(142.2)
Loss on revaluation of available for sale investments	–	(13.5)	–	(13.5)
Recognition and remeasurement of financial instruments	(36.4)	–	–	(36.4)
Equity component of convertible bonds (net of deferred tax)	34.7	–	–	34.7
31 December 2009	(84.6)	73.8	1,103.9	1,093.1
Exchange adjustments on foreign currency net investments	–	–	146.6	146.6
Loss on revaluation of available for sale investments	–	(59.8)	–	(59.8)
Recognition and remeasurement of financial instruments	2.9	–	–	2.9
31 December 2010	(81.7)	14.0	1,250.5	1,182.8

28. Acquisitions
The Group accounts for acquisitions in accordance with IFRS 3 (revised) Business Combinations. IFRS 3 (revised) requires the acquiree's identifiable assets, liabilities and contingent liabilities (other than non-current assets or disposal groups held for sale) to be recognised at fair value at acquisition date. In assessing fair value at acquisition date, management make their best estimate of the likely outcome where the fair value of an asset or liability may be contingent on a future event. In certain instances, the underlying transaction giving rise to an estimate may not be resolved until some years after the acquisition date. IFRS 3 (revised) requires the release to profit of any acquisition reserves which subsequently become excess in the same way as any excess costs over those provided at acquisition date are charged to profit. At each period end management assess provisions and other balances established in respect of acquisitions for their continued probability of occurrence and amend the relevant value accordingly through the consolidated income statement or as an adjustment to goodwill as appropriate under IFRS 3 (revised).

The Group acquired a number of subsidiaries in the year. The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group. The fair value adjustments for certain acquisitions have been determined provisionally at the balance sheet date.

	Book value at acquisition £m	Fair value adjustments £m	Fair value to Group £m
Intangible assets	0.7	25.5	26.2
Property, plant and equipment	9.1	–	9.1
Cash	57.0	–	57.0
Trade receivables due within one year	161.7	–	161.7
Other current assets	56.2	–	56.2
Total assets	**284.7**	**25.5**	**310.2**
Current liabilities	(259.1)	–	(259.1)
Trade and other payables due after one year	(1.1)	(3.4)	(4.5)
Deferred tax liabilities	(0.1)	(9.3)	(9.4)
Provisions	(0.5)	(0.7)	(1.2)
Total liabilities	**(260.8)**	**(13.4)**	**(274.2)**
Net assets	**23.9**	**12.1**	**36.0**
Non-controlling interests			(0.5)
Fair value of equity stake in associate undertakings before acquisition of controlling interest			(32.6)
Goodwill			161.1
Consideration			164.0
Consideration satisfied by:			
Cash			131.2
Payments due to vendors (note 19)			32.8

Goodwill arising from acquisitions represents the value of synergies with our existing portfolio of businesses and skilled staff to deliver services to our clients. Goodwill expected to be deductible for tax purposes is £14.3 million.

Non-controlling interests in acquired companies are measured at the non-controlling interest's proportionate share of the acquirees' identifiable net assets.

The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed between 31 December 2010 and the date the financial statements have been authorised for issue.

29. Principal subsidiary undertakings
The principal subsidiary undertakings of the Group are:

	Country of Incorporation
Grey Global Group, Inc	US
J. Walter Thompson Company, Inc	US
GroupM Worldwide, Inc	US
The Ogilvy Group, Inc	US
Young & Rubicam, Inc	US
Taylor Nelson Sofres Group Holdings Ltd	UK

All of these subsidiaries are operating companies and are 100% owned by the Group.

A more detailed listing of the operating subsidiary undertakings is given on pages 10 and 11. The Company directly or indirectly holds controlling interests in the issued share capital of these undertakings with the exception of those specifically identified.

30. Related party transactions
From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for any of the years presented.

31. Reconciliation to non-GAAP measures of performance

The non-GAAP measures of performance shown below have been included to provide the users of the financial statements with a better understanding of the key performance indicators of the business.

Reconciliation of profit before interest and taxation to headline PBIT:

	2010 £m	2009 £m	2008 £m
Profit before interest and taxation	1,028.2	818.7	922.0
Gains on disposal of investments	(4.1)	(31.1)	(3.4)
Gains on re-measurement of equity on acquisition of controlling interest	(13.7)	–	–
Goodwill impairment	10.0	44.3	84.1
Goodwill write-down relating to utilisation of pre-acquisition tax losses	–	–	1.5
Amortisation and impairment of acquired intangible assets	170.5	172.6	78.4
Share of exceptional losses of associates	0.3	1.6	0.5
Investment write-downs	37.5	11.1	30.5
Cost of changes to corporate structure	–	–	4.6
Headline PBIT	1,228.7	1,017.2	1,118.2
Finance income	81.7	150.4	169.6
Finance costs	(276.8)	(355.4)	(319.4)
	(195.1)	(205.0)	(149.8)
Interest cover on headline PBIT	6.3 times	5.0 times	7.5 times

Reconciliation of profit before taxation to headline PBT and headline earnings:

	2010 £m	2009 £m	2008 £m
Profit before taxation	851.3	662.6	746.8
Gains on disposal of investments	(4.1)	(31.1)	(3.4)
Gains on re-measurement of equity on acquisition of controlling interest	(13.7)	–	–
Goodwill impairment	10.0	44.3	84.1
Goodwill write-down relating to utilisation of pre-acquisition tax losses	–	–	1.5
Investment write-downs	37.5	11.1	30.5
Amortisation and impairment of acquired intangible assets	170.5	172.6	78.4
Costs of changes to corporate structure	–	–	4.6
Share of exceptional losses of associates	0.3	1.6	0.5
Revaluation of financial instruments	(18.2)	(48.9)	25.4
Headline PBT	1,033.6	812.2	968.4
Taxation[1]	(227.8)	(193.0)	(245.3)
Non-controlling interests	(75.0)	(69.2)	(74.8)
Headline earnings	730.8	550.0	648.3
Ordinary dividends paid	200.4	189.8	161.8
Dividend cover on headline earnings	3.6 times	2.9 times	4.0 times

Note
[1] Excluding net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items.

Calculation of headline EBITDA:

	2010 £m	2009 £m	2008 £m
Headline PBIT (as above)	1,228.7	1,017.2	1,118.2
Depreciation of property, plant and equipment	184.9	195.3	149.6
Amortisation of other intangible assets	25.4	30.5	23.4
Headline EBITDA	1,439.0	1,243.0	1,291.2

Headline PBIT margins before and after share of results of associates:

	Margin %	2010 £m	Margin %	2009 £m	Margin %	2008 £m
Revenue		9,331.0		8,684.3		7,476.9
Headline PBIT	13.2%	1,228.7	11.7%	1,017.2	15.0%	1,118.2
Share of results of associates (excluding exceptional losses)		(55.5)		(58.6)		(46.5)
Headline operating profit	12.6%	1,173.2	11.0%	958.6	14.3%	1,071.7

Calculation of effective tax rate on headline PBT[1]:

	2010 £m	2009 £m	2008 £m
Taxation (note 7)	(190.3)	(155.7)	(232.9)
Net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items	(37.5)	(37.3)	(12.4)
Taxation[1]	(227.8)	(193.0)	(245.3)
Headline PBT	1,033.6	812.2	968.4
Effective tax rate on headline PBT[1]	22.0%	23.8%	25.3%

Note
[1] Excluding net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items.

Headline diluted earnings per ordinary share:

	2010 £m	2009 £m	2008 £m
Headline earnings	730.8	550.0	648.3
Earnings adjustment:			
Dilutive effect of convertible bonds	28.3	–	0.8
Weighted average number of ordinary shares	1,339,004,622	1,284,880,193	1,169,602,949
Headline diluted earnings per ordinary share	56.7p	44.4p	55.5p

Reconciliation of free cash flow:

	2010 £m	2009 £m	2008 £m
Cash generated by operations	1,680.1	1,137.6	1,195.0
Plus:			
Interest received	50.7	99.6	133.0
Investment income	4.2	1.4	1.8
Dividends from associates	53.3	45.5	44.6
Issue of shares	42.7	4.1	10.6
Proceeds on disposal of treasury shares	–	–	6.9
Proceeds on disposal of property, plant and equipment	7.6	9.2	11.5
Less:			
Interest and similar charges paid	(219.7)	(248.7)	(269.2)
Purchases of property, plant and equipment	(190.5)	(222.9)	(196.8)
Purchases of other intangible assets (including capitalised computer software)	(27.0)	(30.4)	(23.8)
Corporation and overseas tax paid	(207.4)	(216.6)	(182.5)
Dividends paid to non-controlling interests in subsidiary undertakings	(66.7)	(63.0)	(63.5)
Movement in working capital and provisions	(225.5)	102.1	109.3
Free cash flow	901.8	617.9	776.9

Company profit and loss account

For the year ended 31 December 2010

	Notes	2010 £m	2009 £m
Turnover		–	–
Operating costs		(3.1)	(5.0)
Operating loss		(3.1)	(5.0)
Interest payable and similar charges	33	(28.8)	(17.3)
Loss on ordinary activities before taxation		(31.9)	(22.3)
Taxation on loss on ordinary activities	34	–	–
Loss on ordinary activities after taxation		(31.9)	(22.3)

Note
The accompanying notes form an integral part of this profit and loss account.

All results are derived from continuing activities.

There are no recognised gains or losses other than those shown above and accordingly no statement of total recognised gains and losses has been prepared.

Company balance sheet

As at 31 December 2010

	Notes	2010 £m	2009 £m
Fixed assets			
Investments	35	4,416.2	4,346.1
		4,416.2	4,346.1
Current assets			
Debtors	36	450.4	452.7
Cash at bank and in hand		1.4	1.7
		451.8	454.4
Creditors: amounts falling due within one year	37	(61.3)	(63.4)
Net current assets		390.5	391.0
Total assets less current liabilities		4,806.7	4,737.1
Creditors: amounts falling due after more than one year	38	(443.3)	(441.2)
Net assets		4,363.4	4,295.9
Capital and reserves			
Called-up share capital	39	126.4	125.6
Share premium account	39	54.5	12.6
Shares to be issued	39	3.1	5.5
Own shares	39	(8.5)	(9.5)
Profit and loss account	39	4,187.9	4,161.7
Equity share owners' funds		4,363.4	4,295.9

Note
The accompanying notes form an integral part of this balance sheet.

The financial statements were approved by the Board of Directors and authorised for issue on 18 April 2011.

Sir Martin Sorrell
Group chief executive

Paul Richardson
Group finance director

Notes to the Company balance sheet

32. Accounting policies

The principal accounting policies of WPP plc (the Company) are summarised below. These accounting policies have all been applied consistently throughout the year and preceding year.

a) Basis of accounting

The financial statements are prepared under the historical cost convention and in accordance with applicable UK accounting standards and the Companies (Jersey) Law 1991.

b) Translation of foreign currency

Foreign currency transactions arising from operating activities are translated from local currency into pounds sterling at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the period end are translated at the period-end exchange rate. Foreign currency gains or losses are credited or charged to the profit and loss account as they arise.

c) Investments

Fixed asset investments are stated at cost less provision for impairment.

d) Taxation

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in financial statements. Deferred tax assets and liabilities are not discounted.

e) UITF 44: Group and treasury share transactions

Where a parent entity grants rights to its equity instruments to employees of a subsidiary, and such share-based compensation is accounted for as equity-settled in the consolidated financial statements of the parent, UITF 44 requires the subsidiary to record an expense for such compensation in accordance with FRS 20 (Share-based payments), with a corresponding increase recognised in equity as a contribution from the parent. Consequently, in the financial statements of the parent (WPP plc), the Company has recognised an addition to fixed asset investments of the aggregate amount of these contributions of £70.4 million in 2010 (2009: £54.9 million), with a credit to equity for the same amount.

33. Interest payable and similar charges

	2010 £m	2009 £m
Interest payable on corporate bonds	27.9	17.1
Bank and other interest payable	0.5	0.2
Interest payable to subsidiary undertakings	0.4	–
	28.8	17.3

34. Taxation on loss on ordinary activities

The tax assessed for the year differs from that resulting from applying the current rate of corporation tax in Ireland of 25% (2009 – 25%). The differences are explained below:

	2010 £m	2009 £m
Loss on ordinary activities before tax	(31.9)	(22.3)
Tax at the current rate of 25% (2009 – 25%) thereon	8.0	5.6
Factors affecting tax charge for the year:		
Unrecognised losses carried forward	(8.0)	(5.6)
Current tax charge for the year	–	–

A deferred tax asset of £13.7m (2009: £5.7 million), in relation to tax losses has not been recognised. The asset will be recovered if the Company makes sufficient profits in the future.

35. Fixed asset investments

The following are included in the net book value of fixed asset investments:

	Subsidiary undertakings £m
1 January 2010	4,346.1
Additions	70.4
Other movements	(0.3)
31 December 2010	4,416.2

Fixed asset investments primarily represent 100% of the issued share capital of WPP Air 1 Limited, a company incorporated in Ireland. Fixed asset investments were purchased in a share-for-share exchange. At 31 December 2010 cost and net book value were the same. Details of indirect subsidiaries are given in note 29.

36. Debtors

The following are included in debtors:

	2010 £m	2009 £m
Amounts owed by subsidiary undertakings	450.0	451.8
Other debtors	0.4	0.9
	450.4	452.7

37. Creditors: amounts falling due within one year

The following are included in creditors falling due within one year:

	2010 £m	2009 £m
Bank loans and overdrafts	–	57.8
Interest payable on corporate bonds	3.0	3.1
Amounts due to subsidiary undertakings	56.5	1.1
Other creditors and accruals	1.8	1.4
	61.3	63.4

38. Creditors: amounts falling due after more than one year

The following are included in creditors falling due after more than one year:

	2010 £m	2009 £m
Corporate bonds	443.3	441.2

In May 2009 the Company issued £450 million of 5.75% convertible bonds due May 2014.

39. Equity share owners' funds

Movements during the year were as follows:

	Ordinary share capital £m	Share premium account £m	Shares to be issued £m	Own shares £m	Profit and loss account £m
1 January 2010	125.6	12.6	5.5	(9.5)	4,161.7
Ordinary shares issued	0.8	41.9	(2.4)	–	2.1
Dividends paid	–	–	–	–	(13.4)
Loss for the year	–	–	–	–	(31.9)
Equity granted to employees of subsidiaries	–	–	–	–	70.4
Treasury share utilisation	–	–	–	1.0	(1.0)
31 December 2010	126.4	54.5	3.1	(8.5)	4,187.9

Reconciliation of movements in equity share owners' funds for the year ended 31 December 2010:

	2010 £m	2009 £m
Loss for the year	(31.9)	(22.3)
Equity granted to employees of subsidiaries	70.4	54.9
Other ordinary shares issued	42.4	3.5
Transfer from investments	–	(1.5)
Dividends paid	(13.4)	(22.3)
Treasury share additions	–	(9.5)
Net additions to equity share owners' funds	67.5	2.8
Opening equity share owners' funds	4,295.9	4,293.1
Closing equity share owners' funds	4,363.4	4,295.9

At 31 December 2010 the Company's distributable reserves amounted to £4,055.4 million (2009: £4,099.6 million). Further details of the Company's share capital are shown in note 26.

40. Guarantees and other financial commitments

The Company guarantees a number of Group banking arrangements and other financial commitments on behalf of certain subsidiary undertakings.

Independent auditors' report

Independent Auditors' report to the members of WPP plc

We have audited the Group and parent company financial statements (the 'financial statements') of WPP plc for the year ended 31 December 2010 which comprise the accounting policies, the consolidated income statement (excluding the US Dollar information), the consolidated statement of comprehensive income, the consolidated cash flow statement, the consolidated balance sheet, the consolidated statement of changes in equity, the parent company profit and loss account and balance sheet and the related notes 1 to 40. The financial reporting framework that has been applied in the preparation of the Group financial statements is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union. The financial reporting framework that has been applied in the preparation of the parent company financial statements is applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

This report is made solely to the Company's members, as a body, in accordance with Article 113A of the Companies (Jersey) Law 1991. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As explained more fully in the Directors' Responsibilities Statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board's (APB's) Ethical Standards for Auditors.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Group's and the parent company's circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements.



Opinion on financial statements

In our opinion:

- the financial statements give a true and fair view of the state of the Group's and of the parent company's affairs as at 31 December 2010 and of the Group's profit and parent company's loss for the year then ended;
- the Group financial statements have been properly prepared in accordance with IFRSs as adopted by the European Union;
- the parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and
- the financial statements have been prepared in accordance with the Companies (Jersey) Law 1991.

Separate opinion in relation to IFRS as issued by IASB

As explained in the accounting policies to the financial statements, the Group, in addition to complying with its legal obligation to comply with IFRSs as adopted by the European Union, has also applied IFRSs as issued by the International Accounting Standards Board (IASB). In our opinion the Group financial statements comply with IFRSs as issued by the IASB.

Other matters

In our opinion:

- the part of the Directors' Remuneration Report to be audited has been properly prepared in accordance with the UK Companies Act 2006 as if that Act had applied to the Company; and
- the information given in the Directors' Report for the financial year for which the financial statements are prepared is consistent with the financial statements.

We have reviewed the directors' statement contained within the Directors' report in relation to going concern as if the Company had been incorporated in the UK and have nothing to report to you in that respect.

Matters on which we are required to report by exception

We have nothing to report in respect of the following:

Under Companies (Jersey) Law 1991 we are required to report to you if, in our opinion:

- proper accounting records have not been kept by the parent company, or proper returns adequate for our audit have not been received from branches not visited by us; or
- the financial statements are not in agreement with the accounting records and returns; or
- we have not received all the information and explanations we require for our audit.

Under the UK Listing Rules we are required to review the part of the Corporate Governance Statement relating to the Company's compliance with the nine provisions of the June 2008 Combined Code specified for our review.

Graham Richardson (Individual responsible for the Audit) for and on behalf of Deloitte LLP
Chartered Accountants and Recognised Auditors
London, United Kingdom
18 April 2011

Five-year summary

	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m
Income statement					
Billings[1]	**42,683.6**	37,919.4	36,929.0	31,665.5	30,140.7
Revenue	**9,331.0**	8,684.3	7,476.9	6,185.9	5,907.8
Operating profit	**973.0**	761.7	876.0	804.7	741.6
Headline PBIT[2]	**1,228.7**	1,017.2	1,118.2	928.0	859.0
Profit before taxation	**851.3**	662.6	746.8	719.4	682.0
Headline PBT[3]	**1,033.6**	812.2	968.4	817.3	766.3
Profit for the year	**661.0**	506.9	513.9	515.1	482.6
Balance sheet					
Non-current assets	**13,087.6**	12,756.2	13,355.7	8,689.9	7,732.3
Net current liabilities	**(817.3)**	(971.0)	(1,028.7)	(1,342.7)	(1,120.4)
Non-current trade and other payables	**(870.4)**	(908.8)	(1,042.9)	(796.6)	(715.6)
Provisions for liabilities and charges (including provision for post-employment benefits)	**(403.1)**	(404.7)	(407.9)	(251.8)	(292.4)
Net assets	**6,647.9**	6,075.7	5,959.8	4,094.8	3,918.4
Net debt	**(1,888.4)**	(2,640.4)	(3,067.6)	(1,285.7)	(814.6)
Average net debt	**(3,056.0)**	(3,448.0)	(2,206.0)	(1,458.0)	(1,214.0)

	2010	2009	2008	2007	2006
Our people					
Revenue per employee (£000)	**92.0**	82.5	76.7	72.9	76.0
Gross profit per employee (£000)	**84.4**	75.8	71.9	69.0	72.2
Average headcount	**101,387**	105,318	97,438	84,848	77,686
Share information					
Headline[4] – basic earnings per share	**59.3p**	45.1p	56.7p	47.7p	42.5p
– diluted earnings per share	**56.7p**	44.4p	55.5p	45.8p	41.2p
Reported – basic earnings per share	**47.5p**	35.9p	38.4p	39.6p	36.3p
– diluted earnings per share	**45.9p**	35.3p	37.6p	38.0p	35.2p
Dividends per share[5]	**17.79p**	15.47p	15.47p	13.45p	11.21p
Share price – high	**795.0p**	614.5p	648.0p	787.5p	706.5p
– low	**572.5p**	353.0p	310.3p	576.5p	609.0p
Market capitalisation at year-end (£m)	**9,982.4**	7,658.3	5,052.8	7,708.9	8,566.4

Notes

[1] Billings is defined on page 186.

[2] The calculation of headline PBIT for 2010, 2009 and 2008 is set out in note 31 of the financial statements.

[3] The calculation of headline PBT for 2010, 2009 and 2008 is set out in note 31 of the financial statements.

[4] Headline earnings per share for 2010, 2009 and 2008 is set out in note 9 of the financial statements.

[5] Dividends per share represents the dividends declared in respect of each year.

The information on this page is unaudited.

Financial glossary

Term used in Annual Report	US equivalent or brief description
Allotted	Issued
ADRs/ADSs	American Depositary Receipts/American Depositary Shares. The Group uses the terms ADR and ADS interchangeably. One ADR/ADS represents five ordinary shares
Average net debt and net debt	Average net debt is calculated as the average daily net borrowings of the Group. Net debt at a period end is calculated as the sum of the net borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet
Billings	Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned
Called-up share capital	Ordinary shares, issued and fully paid
Combined Code	The Combined Code on Corporate Governance published by the Financial Reporting Council dated June 2008
Constant currency	The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2010 exchange rates to local currency reported results for the current and prior year. This gives a US dollar-denominated income statement and balance sheet which exclude any variances attributable to foreign exchange rate movements
ESOP	Employee share ownership plan
Estimated net new billings	Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients' media budgets, which may not necessarily result in actual billings of the same amount
EURIBOR	The euro area inter-bank offered rate for euro deposits
Finance lease	Capital lease
Free cash flow	Free cash flow is calculated as headline operating profit before non cash charges for share-based incentive plans, depreciation of property, plant and equipment and amortisation of other intangible assets, including dividends received from associates, interest received, investment income received, proceeds from the issue of shares, and proceeds from the disposal of property, plant and equipment, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, purchases of property, plant and equipment and purchases of other intangible assets
Freehold	Ownership with absolute rights in perpetuity
Headline earnings	Headline PBT less taxation (excluding net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items) and non-controlling interests
Headline EBITDA	Profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of intangible assets, share of exceptional losses/gains of associates, costs incurred in 2008 in changing the corporate structure of the Group and depreciation of property, plant and equipment
Headline operating profit	PBIT excluding share of results of associates before investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets and costs incurred in 2008 in changing the corporate structure of the Group

Term used in Annual Report	US equivalent or brief description
Headline PBIT	Profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional losses/gains of associates and costs incurred in 2008 in changing the corporate structure of the Group
Headline PBT	Profit before taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional losses/gains of associates, costs incurred in 2008 in changing the corporate structure of the Group and revaluation of financial instruments
IFRS/IAS	International Financial Reporting Standard/International Accounting Standard
LIBOR	The London inter-bank offered rate
OCI	Consolidated statement of comprehensive income
Operating margin	Headline PBIT as a percentage of revenue
Profit	Income
Profit attributable to equity holders of the parent	Net income
Pro forma ('like-for-like')	Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms 'pro forma' and 'like-for-like' interchangeably
Sarbanes-Oxley Act	An Act passed in the US to protect investors by improving the accuracy and reliability of corporate disclosures made pursuant to the securities laws, and for other purposes
Share capital	Ordinary shares, capital stock or common stock issued and fully paid
Share premium account	Additional paid-in capital or paid-in surplus (not distributable)
Shares in issue	Shares outstanding
Turnbull Report	Guidance issued by the Institute of Chartered Accountants in England & Wales on the implementation of the internal control requirements of the Combined Code and the UK Corporate Governance Code at the request of the London Stock Exchange
UK Corporate Governance Code	The UK Corporate Governance Code published by the Financial Reporting Council dated June 2010





About share ownership

Information for share owners

Share owners' register

A register of share owners' interests is kept at the Company's registrar's office in Jersey and is available for inspection on request. The register includes information on nominee accounts and their beneficial owners.

Analysis of shareholdings at 31 December 2010

Issued share capital as at 31 December 2010: 1,264,391,221 ordinary shares.

Number of shares held	Number of holders	% owners	Shareholdings	% Outstanding
1-100	2,696	21.35	101,300	0.01
101-250	1,432	11.34	257,301	0.02
251-500	1,603	12.70	604,750	0.05
501-1,000	1,620	12.83	1,230,545	0.10
1,001-5,000	1,903	15.07	4,305,886	0.34
5,001-10,000	377	3.00	3,694,232	0.29
10,001-25,000	515	4.08	8,675,453	0.69
25,001-50,000	474	3.75	18,175,372	1.44
50,001-100,000	493	3.90	36,115,896	2.86
100,001-500,000	1,037	8.21	250,926,455	19.85
500,001-1,000,000	258	2.04	179,856,411	14.22
1,000,001-2,000,000	114	0.90	159,315,911	12.60
2,000,001-3,000,000	41	0.32	97,711,709	7.73
3,000,001-4,000,000	22	0.17	73,425,755	5.80
4,000,001 and above	43	0.34	429,994,245	34.00
Total	**12,628**	**100.00%**	**1,264,391,221**	**100.00%**

Share owners by geography	%	Share owners by type	%
UK	38	Institutional investors	94
US	34	Employees	3
Asia Pacific, Latin America, Africa & Middle East, Canada and Continental Europe	28	Other individuals	3
Total	**100**	**Total**	**100**

Share owners by geography %

UK 38
US 34
Asia Pacific, Latin America, Africa & Middle East, Canada and Continental Europe 28



Share owners by type* %

Institutional investors 94
Employees 3
Other individuals 3



* In addition, 2.3% of the Company's share capital is under option to employees.

Dividends

Ordinary share owners have received the following dividends in respect of each financial year:

	2010	2009	2008	2007	2006
First interim dividend per ordinary share	**5.97p**	5.19p	5.19p	4.32p	3.60p
Second interim dividend per ordinary share	**11.82p**	10.28p	10.28p	9.13p	7.61p
Total	**17.79p**	15.47p	15.47p	13.45p	11.21p

Income access share arrangements have been put in place by the Company. The mechanics of the income access share arrangements mean that the Company will declare a second interim rather than a final dividend. The Board has no plans to announce any additional dividend in respect of the year ended 31 December 2010. Share owners who hold more than 100,000 shares and who wish to receive their dividend from a UK source must make an election and should contact Computershare Investor Services for the relevant forms. Share owners who held 100,000 or fewer WPP ordinary shares on the date of admission of the Company's shares to the London Stock Exchange or (if later) on the first dividend record date after they became share owners in the Company, will be automatically deemed to have elected to receive a UK-sourced dividend. All elections remain in force indefinitely unless revoked. Unless share owners have made, or are deemed to have made, an election under the Dividend Access Plan, their dividend will be paid from an Irish source and will be taxed accordingly.

American Depositary Receipts (ADRs)

Each ADR represents five ordinary shares.

ADR holders receive the annual and interim reports issued by WPP plc.

WPP plc is subject to the informational requirements of the US securities laws applicable to foreign companies and files an annual report on Form 20-F and other information with the US Securities and Exchange Commission. These documents are available at the Commission's website, www.sec.gov. Our reports on Form 20-F are also available from our Investor Relations department in New York.

ADR dividends

ADR holders are eligible for all stock dividends or other entitlements accruing on the underlying WPP plc shares and receive all cash dividends in US dollars. These are normally paid twice a year.

Dividend cheques are mailed directly to the ADR holder on the payment date if ADRs are registered with WPP's US depositary. Dividends on ADRs that are registered with brokers are sent to the brokers, who forward them to ADR holders. WPP's US depositary is Citibank N.A. (address on page 191).

Dividends per ADR in respect of each financial year are set out below.

	2010	2009	2008	2007	2006
In £ sterling					
First interim	**29.85p**	25.95p	25.95p	21.60p	18.00p
Second interim[1]	**59.10p**	51.40p	51.40p	45.65p	38.05p
Total	**88.95p**	77.35p	77.35p	67.25p	56.05p
In US dollars[2]					
First Interim	**46.15¢**	40.66¢	48.07¢	43.24¢	33.18¢
Second interim[1]	**91.37¢**	80.53¢	95.21¢	91.39¢	70.13¢
Total	**137.52¢**	121.18¢	143.28¢	134.63¢	103.31¢

Notes

[1] Prior to 2008, final dividend.

[2] These figures have been translated for convenience purposes only, using the approximate average rate for the year shown on page 156. This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

Dollar amounts paid to ADR holders depend on the sterling/dollar exchange rate at the time of payment.

No withholding tax is imposed on dividends paid to ADR holders and there will be no entitlement to offset any part of the notional UK taxation credit against any US taxation liability. The dividend received will be subject to US taxation.

Following the Jobs and Growth Tax Relief Reconciliation Act of 2003, certain dividends subject to US taxation may be taxed at a reduced rate of 15% if various conditions are met; share owners are advised to consult their professional advisors accordingly.

Financial calendar

- The 2010 second interim dividend will be paid on 4 July 2011 to share owners on the register at 3 June 2011.
- Interim statements for the half-year ending 30 June are issued in August.
- Quarterly trading announcements are issued in April and October.
- First interim dividends are paid in November.
- Preliminary announcements of results for the financial year ending 31 December are issued in the first quarter.
- Annual Reports are posted to share owners in April.
- Annual General Meetings are held in Dublin in June.

Share price

The closing price of the shares at 31 December was as follows:

	At 14 April 2011	2010	2009	2008	2007	2006
Ordinary 10p shares	**723.0p**	**789.5p**	609.5p	402.5p	647.0p	690.5p

Within the UK, the latest ordinary share price information is available on the Cityline service operated by the *Financial Times* (telephone 0905 817 1690; calls charged at 75p per minute at all times).

Share price information is also available online at www.wpp.com/investor.

Access numbers/Ticker symbols

	NASDAQ	Reuters	Bloomberg
Ordinary shares	–	WPP.L	WPP LN
American Depositary Shares	WPPGY	WPPGY.O	WPPGY US

Online information

WPP's public website, www.wpp.com, provides current and historical financial information, news releases, trading reports and share price information. Go to www.wpp.com/investor.

Registrar and transfer office

Computershare Investor Services (Jersey) Limited
Queensway House
Hilgrove Street
St Helier
Jersey
JE1 1ES
Enquiry number: 0870 707 1411

American Depositary Receipts (ADRs) office

Citibank N.A.
PO Box 43077
Providence
RI 02940-3077

Telephone enquiries: within the US +1 877 248 4237
Telephone enquiries: outside the US +1 781 575 4555
E-mail enquiries: citibank@shareholders-online.com

WPP registered office

22 Grenville Street
St Helier
Jersey JE4 8PX

The Company's registered number is 101749.

Tax information

UK taxation

Income tax credits on dividends

For dividends received direct from WPP plc or from WPP DAS Limited via the Dividend Access Plan, the tax credit available to individual share owners resident in the UK is one-ninth of the dividend; tax credits are not repayable to UK holders with no tax liability. Individuals whose income is within the lower or basic tax rate bands are liable to tax at 10% on the dividend income and the tax credit will satisfy their income tax liability on UK dividends. For higher tax rate payers the rate of tax on dividend income for dividends received on or after 6 April 2010 is either 32.5% or 42.5% for individuals with income of £150,000 or more, with relief available for the tax credit referred to above. The gross amount of the dividend will be regarded as the top slice of the WPP share owner's income and will be subject to UK income tax as set out above.

Dividends paid by WPP plc will generally be subject to Irish dividend withholding tax (DWT) at the standard rate of income tax (currently 20%) unless the share owner is within one of the categories of exempt share holders as provided in Irish law or by virtue of a relevant tax treaty. DWT is not payable where an exemption applies provided that WPP plc has received all necessary documentation required by the relevant legislation from a WPP share owner prior to the payment of the dividend. Share owners are advised to consult their professional advisors on this point. Where a non-Irish resident share owner is entitled to exemption from DWT but DWT has to be deducted from the dividend by WPP, a claim may be made for a refund of the DWT to the Irish tax authorities.

Dividends received from WPP plc by individual share owners resident in the UK will generally be subject to UK income tax on the gross amount of any dividends paid by WPP before deduction of Irish withholding tax (if any) with a tax credit equal to one-ninth of the dividend received. UK resident WPP share owners may be able to apply for an exemption from withholding taxes under Irish domestic law or the UK-Ireland double tax treaty. Her Majesty's Revenue & Customs will generally give credit (such credit being limited to the UK-Ireland double tax treaty rate) for any Irish DWT withheld from the payment of a dividend (if any) and not recoverable from the Irish tax authorities against the UK income tax payable in respect of the gross amount of the dividend.

Capital gains tax
The market value of an ordinary share at 31 March 1982 was 39p. Since that date rights issues have occurred in September 1986, August 1987 and April 1993. For capital gains tax purposes the acquisition cost of ordinary shares is adjusted to take account of such rights issues. Since any adjustments will depend on individual circumstances, share owners are advised to consult their professional advisors.

Republic of Ireland taxation

Income tax credits on dividends
An Irish resident or ordinarily resident individual WPP share owner who is an individual who does not make, or is not deemed to have made, an election to receive dividends via the Dividend Access Plan will be subject to Irish income tax on the gross dividend at their marginal rate of tax plus the health levy and, in certain circumstances, PRSI (pay related social insurance). The gross dividend is the dividend received plus DWT withheld. Irish resident individual WPP share owners are generally entitled to credit for the DWT deducted against their income tax liability and to have refunded to them any amount by which DWT exceeds such income tax liability.

If a WPP share owner makes, or is deemed to have made, an election in accordance with the terms of the Dividend Access Plan in respect of dividends to be paid by WPP, such WPP share owner will receive dividends direct from WPP DAS Limited. No DWT will be levied on dividends paid by WPP DAS Limited.

An Irish resident or ordinarily resident individual WPP share owner who receives dividends from WPP DAS Limited via the Dividend Access Plan will be taxed upon the cash dividend received at their marginal rate of tax plus the health levy and, in certain circumstances, PRSI. Irish resident taxpayers will not be entitled to claim credit for, or repayment of, the one-ninth UK tax credit attaching to such dividends for UK tax purposes.

Capital gains
As liability to capital gains tax on a disposal of WPP shares will depend on individual circumstances, share owners are advised to consult their professional advisors.

Scrip dividend
Subject to share owner approval at the Company's Annual General Meeting, the Board also proposes to put in place a scrip dividend scheme which will enable share owners to elect to receive new fully paid ordinary shares in the Company instead of cash dividends, commencing with the second interim dividend for 2010. Details of the scrip dividend scheme, including the taxation of the scrip dividend and details of the election date for the proposed scrip dividend alternative in respect of the second interim dividend for 2010, will be sent to share owners together with the notice of the Company's Annual General Meeting.



Recognition for past WPP Annual Reports



2006

Accountancy Age Awards
Winner, FTSE 100 Companies.

LACP Vision Awards
Platinum Award. Ranked 6 (out of 2,500 worldwide entries) in Top 100 Annual Reports.

International ARC Awards
Ranked 19 (out of 425 worldwide entries) with a Gold, Silver and Bronze.


WPP
Annual Report & Accounts 2007

2007

LACP Vision Awards
Gold Award, in Top 100 Annual Reports.

International ARC Awards
Winner, Best International (Western Hemisphere);
Gold, Silver, Bronze and two Honors Awards.

Annual Report on Annual Reports
("A rating First Rate").

Ranked 15 out of 100 in Smiths Ratings of FTSE 100 Online Annual Reports.


WPP
Annual Report & Accounts 2008

2008

Building Public Trust Awards
Winner. FTSE 100 category for excellence in corporate reporting.

LACP Vision Awards
Silver Award, in Top 100 Annual Reports.

International ARC Awards
Gold and Honors Awards.

Annual Report on Annual Reports
Ranked 11 out of 300 (A rating "Excellent").

IR Magazine
No. 1 Online Annual Report.


HAPPY BIRTHDAY
WPP Annual Report & Accounts 2009

2009

Accountancy Age Awards
Winner, FTSE 100 Companies.

LACP Vision Awards
Gold Award, in Top 100 Annual Reports.

International ARC Awards
Gold Awards for Overall Annual Report, Interactive Annual Report, Written Text, Green/Environmentally Sound Annual Report, plus one Silver and two Bronze Awards.

Digital Impact Awards
Silver Award, Best Online Annual Report.

Galaxy Awards
Bronze Award, Online Annual Report.

Astrid Awards
(for design communications)
Gold Award, Online Annual Report.



About the artist

KVETA PACOVSKA

Květa Pacovská, whose vibrant work illustrates this report, has long been one of Eastern Europe's leading artists. At least 100 national and international exhibitions have been devoted to Pacovská's paintings and collages.

Born in 1928 in Prague, she studied at the Prague Academy of Applied Arts. It was there that she became imbued with the spirit of the European Avant Garde, with artists such as Wassily Kandinsky, Paul Klee, Joan Miró and the Bauhaus movement exerting particular influence.

That heritage is immediately identifiable in her distinctively graphic use of colour. Pacovská says: "White and black are included in the colour spectrum but for me they are colours and mean maximum contrast. And maximum contrast is maximum beauty". The two other colours usually present in her work are a raw, fiery red and vivid green, along with pink, yellow and blue.

The result is a bracing connection with the senses. "It is like music", she has said. "Each individual tone is beautiful by itself and in certain groupings we create new dimensions, harmony, disharmony, symphonies, operas and books".

It is in the last that Pacovská has perhaps achieved her greatest recognition, as well as being widely imitated. She refuses to be constrained by the two-dimensional nature of print. "A book is architecture for me", she has said. "It is a given sealed space into which I compose painted, written, cut and empty pages".

She says she started producing books for her own children and over the past four decades she has written and illustrated more than 60 titles, winning the Hans Christian Andersen prize for literature for young people in 1992. Her works have been translated into many languages including English, German, Italian, French, Portuguese, Danish, Japanese and Chinese.

In recent years, WPP's Annual Reports have drawn visual inspiration from individual markets important to our clients and our companies. Since 2005, we have looked respectively to India, China, Africa, Brazil and, last year, the US. This year we take our visual cue from Eastern Europe (one of the faster-growing regions of the world), featuring the vibrant work of acclaimed Czech artist, Květa Pacovská.


1 front cover


2 page 13


3 page 14


4 page 103 and 99


5 pages 8 and 9


6 page 188


9 page 7 and 105


7 page 2


8 back cover


10 page 18



11 page 134



12 pages 78 and 79



13 page 148



14 pages 30 and 31



16 pages 110 and 111



15 pages 1 and 192



17 pages 24, 25, 27 and 28

1 From Cinderella
published 2010, ISBN 987-988-18485-3-6

2 From Blau, Rot, Alle
published 2011, ISBN 978-3-86566-134-0

3 From Number Circus
published 2010, ISBN 978-988-19152-9-0

4 From Little Flower King
published 1987, ISBN 978-988-18485-6-7

5 From Blau, Rot, Alle
published 2011, ISBN 978-3-86566-134-0

6 From Little Flower King
first published 1987, ISBN 978-988-18485-6-7

7 From Little Flower King
first published 1987, ISBN 978-988-18485-6-7

8 From Number Circus
published 2010, ISBN 978-988-19152-9-0

9 From Number Circus
published 2010, ISBN 978-988-19152-9-0

10 From Number Circus
published 2010, ISBN 978-988-19152-9-0

11 From Cinderella
published 2010, ISBN 987-988-18485-3-6

12 From Little Flower King
first published 1987, ISBN 978-988-18485-6-7

13 From Cinderella
published 2010, ISBN 987-988-18485-3-6

14 From Little Flower King
first published 1987, ISBN 978-988-18485-6-7

15 From Little Flower King
first published 1987, ISBN 978-988-18485-6-7

16 From Little Flower King
first published 1987, ISBN 978-988-18485-6-7

17 From Number Circus
published 2010, ISBN 978-988-19152-9-0

All images published by:
www.minedition.com

Where to find us

Parent company centres

WPP Ireland
6 Ely Place
Dublin 2, Ireland
Tel +353 1669 0333
Fax +353 1669 0334

WPP New York
100 Park Avenue
New York NY 10017
Tel +1 (212) 632 2200
Fax +1 (212) 632 2222

WPP London
27 Farm Street
London W1J 5RJ
Tel +44 (0)20 7408 2204
Fax +44 (0)20 7493 6819

WPP Asia Pacific
Yebisu Garden Place Tower, 30/F
4-20-3 Ebisu
Shibuya-ku
Tokyo 150-6030
Tel +81 90 9688 1951
Fax +852 2280 5412

WPP China
31/F The Center
989 Changle Road
Shanghai
Tel +86 21 2405 1649
Fax +86 21 2405 1600

Contact points

Investor relations
Paul Richardson
Group finance director
Tel +1 (212) 632 2200
Fax +1 (212) 632 2222
prichardson@wpp.com

Chris Sweetland
Deputy Group finance director
Tel +44 (0)20 7408 2204
Fax +44 (0)20 7493 6819
csweetland@wpp.com

Fran Butera
Investor relations director
Tel +1 (212) 632 2235
Fax +1 (212) 632 2493
fbutera@wpp.com

Investor information
Investor relations material and our financial statements are available online at **www.wpp.com/investor.**

Media relations
Feona McEwan
Group communications director
Tel +44 (0)20 7408 2204
Fax +44 (0)20 7493 6819
fmcewan@wpp.com

Kevin McCormack
US press officer
Tel +1 (212) 632 2239
Fax +1 (212) 632 2280
kmccormack@wpp.com

Belinda Rabano
Asia Pacific
corporate communications
Tel +86 10 8520 3066
Fax +86 10 8520 3033
brabano@wpp.com

Group information

If you would like further general information about WPP, its companies or any of the programs, publications or initiatives mentioned in this Annual Report, please visit our website, **www.wpp.com**, or email **enquiries@wpp.com**

For more about WPP companies' professional services, please contact:
Jonathan Lenson
jlenson@wpp.com

For more about WPP in specific regions, please contact:

WPP China
Scott Spirit
Chief strategy officer
sspirit@wpp.com

WPP Latin America
Ann Newman
anewman@wpp.com

WPP Tokyo
Stuart Neish
sneish@wpp.com

WPP news and updates

Register for free news bulletins and WPP updates at:
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e.wire, WPP's public monthly online news bulletin provides a round-up of news from around the WPP world. Register to receive *e.wire* at:
www.wpp.com/ewire

Written and produced by WPP
Designed by Addison
www.addison.co.uk

This Annual Report has been printed on Revive 50:50 White Silk paper. This paper is made from 50% pre- and post-consumer waste and 50% virgin wood fibre, independently certified in accordance with the FSC (Forest Stewardship Council). It is manufactured at a mill that is certified to ISO14001 environmental management standards. The pulp is bleached using an elemental chlorine free (ECF) process. The inks used are all vegetable oil based.

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